Form 20-F
period 2024-06-30
Li Bang International Corp Inc.
filed 2024-11-08
CIK 1896425

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from              to

Commission file number: 001-42378

Li Bang International Corporation Inc.

(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

No. 190 Xizhang Road, Gushan Town, Jiangyin City, Jiangsu Province
People’s Republic of China

(Address of principal executive offices)

Huang Feng, Chief Executive Officer, Director, Chairman of the Board

+86 0510-81630030
libangsales@libangco.com

No. 190 Xizhang Road, Gushan Town, Jiangyin City, Jiangsu Province

People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Ordinary shares, par value $0.0001 per share	LBGJ	The Nasdaq Stock Market LLC (Nasdaq Capital Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 17,000,000 ordinary shares issued and outstanding as of June 30, 2024. 18,520,000 ordinary shares issued and outstanding as of the date of this report.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☒ No

i

Conventions Used in this Annual Report

Unless otherwise indicated or the context requires otherwise, references in this annual report on Form 20-F to:

●	“Li Bang International”, “our company”, the “Company”, “we”, “us”, and “our” are to Li Bang International Corporation Inc., an exempted company incorporated in the Cayman Islands with limited liability;

●	“China” or the “PRC” are to the People’s Republic of China;

●	“RMB” are to the legal currency of China;

●	“SEC” are to the United States Securities and Exchange Commission;

●	“Li Bang HK” refers to Li Bang International Hong Kong Holdings Limited, a Hong Kong limited company, which is a wholly-owned subsidiary of Li Bang International;

●	“Li Bang WFOE”, “WFOE”, or “Li Bang Intelligent Technology” refer to Jiangsu Li Bang Intelligent Technology Co., Limited, a wholly foreign-owned enterprise in the PRC and a wholly owned subsidiary of Li Bang HK;

●	“Li Bang Kitchen Appliance” refers to Li Bang Kitchen Appliance Co., Limited, a limited liability company organized under the laws of the PRC and a wholly-owned subsidiary of Li Bang WFOE;

●	“Suzhou Deji” refers to Suzhou Deji Kitchen Engineering Co., Limited a limited liability company organized under the laws of the PRC and a wholly-owned subsidiary of Li Bang WFOE;

●	“Wuxi Li Bang” refers to Wuxi Li Bang Kitchen Appliance Co., Limited, a limited liability company organized under the laws of the PRC and a wholly-owned subsidiary of Li Bang WFOE;

●	“Yangzhou Bangshijie” refers to Yangzhou Bangshijie Kitchen Appliance Co., Ltd, a limited liability company organized under the laws of the PRC and a subsidiary of Li Bang Kitchen Appliance;

●	“Nanjing Bangshijie” refers to Nanjing Bangshijie Kitchen Appliance Co., Ltd, a limited liability company organized under the laws of the PRC and a subsidiary of Li Bang Kitchen Appliance; “U.S. dollars,” “$,” “US$,” and “dollars” are to the legal currency of the United States;

This annual report on 20-F contains translations of certain RMB amounts into U.S. dollar amounts at specified rates solely for the convenience of the reader. The relevant exchange rates are listed below. No representation is made that the RMB amounts referred to in this annual report could have been or could be converted into U.S. dollars at such rate:

	For the Year Ended	For the Year Ended
	June 30, 2024	June 30, 2023
Period Ended RMB: US$ exchange rate	7.1268	7.2258
Period Average RMB: US$ exchange rate	7.1326	6.9415

We have relied on statistics provided by a variety of publicly-available sources regarding the industry we are involved in. We did not, directly or indirectly, sponsor or participate in the publication of such materials, and these materials are not incorporated in this annual report other than to the extent specifically cited in this annual report.

We have sought to provide current information in this annual report and believe that the statistics provided in this annual report remain up-to-date and reliable, and these materials are not incorporated in this annual report other than to the extent specifically cited in this annual report.

ii

SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain matters discussed in this report may constitute forward-looking statements for purposes of the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. The words “expect,” “anticipate,” “intend,” “aim,” “will,” “project,” “target,” “plan,” “believe,” “seek,” “estimate,” and similar expressions are intended to identify such forward-looking statements. Such statements include, among others, those concerning market and industry segment growth and demand and acceptance of new and existing products; any projections of sales, earnings, revenue, margins or other financial items; any statements of the plans, strategies and objectives of management for future operations; and any statements regarding future economic conditions or performance, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. Our actual results may differ materially from the results anticipated in these forward-looking statements due to a variety of factors, including, without limitation, those discussed under “Item 3—Key Information—Risk Factors,” “Item 4—Information on the Company,” “Item 5—Operating and Financial Review and Prospects,” and elsewhere in this report, as well as factors which may be identified from time to time in our other filings with the Securities and Exchange Commission (the “SEC”) or in the documents where such forward-looking statements appear. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements.

The forward-looking statements contained in this report reflect our views and assumptions only as of the date this report is signed. Except as required by law, we assume no responsibility for updating any forward-looking statements. Readers are urged to carefully review and consider the various disclosures made by us in this report and our other filings with the SEC. These reports attempt to advise interested parties of the risks and factors that may affect our business, financial condition and results of operations and prospects.

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable for annual reports on Form 20-F.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable for annual reports on Form 20-F.

ITEM 3. KEY INFORMATION

OVERVIEW

Company Structure

The following chart shows our corporate structure as of the date of annual report, including our majority-owned subsidiaries:

Li Bang International Corporation Inc. (“Li Bang International”, “the Company”, “we”, “us”, “our” and similar terms) was incorporated in the Cayman Islands on July 8, 2021. As of the date of this Annual Report, the authorized share capital of the Company is US$50,000 divided into 500,000,000 ordinary shares, par value US$0.0001 each, of which 18,520,000 ordinary shares are issued and outstanding. The Company is a holding company and is currently not actively engaging in any business. We conduct all of our operations in China through our Operating Subsidiaries in China.

Our Subsidiaries

Li Bang HK was incorporated on July 26, 2021 under the laws of Hong Kong. Li Bang HK is a wholly owned subsidiary of Li Bang International. It is a holding company and is not actively engaged in any business.

Li Bang Intelligent Technology or Li Bang WFOE was incorporated on August 18, 2021 under the laws of the PRC. Li Bang WFOE is a wholly owned subsidiary of Li Bang HK and is not actively engaged in any business.

Suzhou Deji was incorporated on April 8, 2010 under the laws of the PRC. Suzhou Deji is a wholly owned subsidiary of Li Bang WFOE and is one of our operating entities.

Wuxi Li Bang was incorporated on May 18, 2007 under the laws of the PRC. Wuxi Li Bang is a wholly owned subsidiary of Li Bang WFOE and is one of our operating entities.

Li Bang Kitchen Appliance was incorporated on March 22, 2019 under the laws of the PRC. Li Bang Kitchen Appliance is a wholly owned subsidiary of Li Bang WFOE and is one of our operating entities.

Yangzhou Bangshijie was incorporated on December 2, 2019 under the laws of the PRC. Yangzhou Bangshijie is a majority owned subsidiary of Li Bang Kitchen Appliance and is one of our operating entities.

Nanjing Bangshijie was incorporated on November 25, 2015 under the laws of the PRC. Nanjing Bangshijie is a majority owned subsidiary of Li Bang Kitchen Appliance and is one of our operating entities.

On July 8, 2021, the Company’s shareholders approved a Memorandum and Articles of Association, pursuant to which 500,000,000 shares were authorized as ordinary shares with a nominal or par value of $0.0001 per share, and the Company issued 10,000 ordinary shares. On July 15, 2022, in connection with the reorganization, the Company issued an additional 16,990,000 ordinary shares which was treated as a stock split. All references to the number of ordinary shares and per-share data in the accompanying CFS were retroactively adjusted to reflect such issuance of shares.

A reorganization of Li Bang International’s legal entity structure (the “Reorganization”) was completed in 2022. The Reorganization involved the incorporation of Li Bang International and Li Bang Intelligent Technology, and the transfer of the 100% equity interest of Li Bang Kitchen Appliance, Suzhou Deji and Wuxi Li Bang. Consequently, Li Bang International, through its subsidiary Li Bang HK, directly controls Li Bang Kitchen Appliance, Suzhou Deji and Wuxi Li Bang, and became the ultimate holding company of all other entities mentioned above.

Holding Foreign Companies Accountable Act

U.S. laws and regulations, including the HFCAA, may restrict or eliminate our ability to complete a business combination with certain companies, particularly those acquisition candidates with substantial operations in China.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. An identified issuer will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. On June 22, 2021, the U.S. Senate passed the AHFCAA, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to the AHFCAA and amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. If our auditor cannot be inspected by the PCAOB, for two consecutive years, the trading of our securities on any U.S. national securities exchanges, as well as any over-the-counter trading in the U.S., will be prohibited. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA, which became effective on January 10, 2022. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions.

On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “SOP”) with the CSRC and the Ministry of Finance of China. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreement”), establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. On December 15, 2022, the PCAOB announced it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed.

As of the date of the annual report, Wei, Wei & Co., LLP, our auditor, is not subject to the determinations as to inability to inspect or investigate registered firms completely announced by the PCAOB on December 16, 2021.

However, these recent developments would add uncertainties to our offering, and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. See “Risk Factors – Risks Related to Doing Business in China – The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the HFCAA all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering” on page 32 and “Trading in our securities may be prohibited under the HFCAA and as a result an exchange may determine to delist our securities if it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction” on page 34.

Regulatory Permission

We and our Operating Subsidiaries currently have all material permissions and approvals required for our operations in compliance with the relevant PRC laws and regulations in the PRC, including the business licenses of our Operating Subsidiaries and other permissions related to our business.

The business license is a permit issued by Market Supervision and Administration that allows the company to conduct specific business within the government’s geographical jurisdiction. Each of our PRC Subsidiaries received its business license. Wuxi Li Bang obtained National Industrial Product Production License (Gas Stoves) issued by the State General Administration of the PRC for Quality Supervision and Inspection and Quarantine, Gas Burner Installation and Maintenance Qualification Certificate issued by Wuxi Municipal and Landscape Bureau, and Construction Mechanical and Electrical Installation Engineering Professional Contractor Level 3 Certificate issued by Wuxi Administrative Examination and Approval Bureau. Li Bang Kitchen Appliance obtained National Industrial Product Production License (Electric Heating Food Processing Equipment) issued by Jiangsu Provincial Administration for Market Regulation, Work Safety License (Building Construction) issued by Department of Housing and Urban-Rural Development of Jiangsu Province, Sanitary License for Disinfection Product Manufacturers issued by Jiangsu Provincial Health Commission, Gas Burner Installation and Maintenance Qualification Certificate issued by Wuxi Municipal and Landscape Bureau, and Construction Mechanical and Electrical Installation Engineering Professional Contractor Level 3 Certificate issued by Wuxi Administrative Examination and Approval Bureau. Suzhou Deji obtained Gas Burner Installation and Maintenance Qualification Certificate issued by Suzhou Administrative Examination and Approval Bureau. Yangzhou Bangshijie obtained Gas Burner Installation and Maintenance Qualification Certificate issued by Yangzhou Housing and Urban-Rural Development Bureau. Nanjing Bangshijie obtained Gas Burner Installation and Maintenance Qualification Certificate issued by Nanjing Urban and Rural Construction Committee.

As of the date of this annual report, except for the business licenses and the permissions mentioned here, Li Bang International Corporation Inc. and our Operating Subsidiaries are not required to obtain any other permissions or approvals from any Chinese authorities to operate the business. However, applicable laws and regulations may be tightened, and new laws or regulations may be introduced to impose additional government approval, license, and permit requirements. If we or our subsidiaries fail to obtain and maintain such approvals, licenses, or permits required for our business, inadvertently conclude that such approval is not required, or respond to changes in the regulatory environment, we or our subsidiaries could be subject to liabilities, penalties, and operational disruption, which may materially and adversely affect our business, operating results, financial condition and the value of our ordinary shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

We are currently not required to obtain approval from Chinese authorities to list on U.S. exchanges, however, if our subsidiaries or the holding company were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on a U.S. exchange, which would materially affect the interest of the investors. It is uncertain when and whether the Company will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and when such permission is obtained, whether it will be rescinded. Although the Company is currently not required to obtain permission from any of the PRC federal or local government to list on U.S. exchanges and has not received any denial to list on a U.S. exchange, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry. If we are subsequently advised by any Chinese authorities that permission for the offering and/or listing on the Nasdaq Stock Market was required, we may not be able to obtain such permission in a timely manner, if at all. If this risk occurs, our ability to offer securities to investors could be significantly limited or completely hindered and the securities currently being offered may substantially decline in value or become worthless. For more detailed information, see “Risk Factors – Risks Related to Doing Business in China – The Chinese government exerts substantial influence over the manner in which we must conduct our business activities, which could result in a material change in our operations and/or the value of our ordinary shares. The Chinese government may intervene or influence our operations at any time, which could result in a material change in our operations and the value of our ordinary shares. Additionally, governmental and regulatory interference could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.”

On August 8, 2006, six PRC regulatory agencies jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules require that an offshore special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by PRC Citizens shall obtain the approval of the CSRC prior to overseas listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly Cracking Down on Illegal Securities Activities, which were made available to the public on July 6, 2021. The Opinions on Strictly Cracking Down on Illegal Securities Activities emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Pursuant to the Opinions, Chinese regulators are required to accelerate rulemaking related to the overseas issuance and listing of securities, and update the existing laws and regulations related to data security, cross-border data flow, and management of confidential information. Numerous regulations, guidelines and other measures are expected to be adopted under the umbrella of or in addition to the Cybersecurity Law and Data Security Law. As of the date of annual report, no official guidance or related implementation rules have been issued. As a result, the Opinions on Strictly Cracking Down on Illegal Securities Activities remain unclear on how they will be interpreted, amended and implemented by the relevant PRC governmental authorities.

On December 24, 2021, the CSRC, together with other relevant government authorities in China issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and the Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (“Draft Overseas Listing Regulations”). The Draft Overseas Listing Regulations requires that a PRC domestic enterprise seeking to issue and list its shares overseas (“Overseas Issuance and Listing”) shall complete the filing procedures of and submit the relevant information to CSRC. The Overseas Issuance and Listing includes direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in PRC seeks to issue and list its shares in the name of an overseas enterprise (“Overseas Issuer”) on the basis of the equity, assets, income or other similar rights and interests of the relevant PRC domestic enterprise, such activities shall be deemed an indirect overseas issuance and listing (“Indirect Overseas Issuance and Listing”) under the Draft Overseas Listing Regulations. Therefore, the proposed offering would be deemed an Indirect Overseas Issuance and Listing under the Draft Overseas Listing Regulations. As such, the Company would be required to complete the filing procedures of and submit the relevant information to CSRC after the Draft Overseas Listing Regulations become effective.

On December 28, 2021, the CAC and other relevant PRC governmental authorities jointly promulgated the Cybersecurity Review Measures (the “new Cybersecurity Review Measures”) which took effect on February 15, 2022 and replaced the original Cybersecurity Review Measures. Pursuant to the new Cybersecurity Review Measures, if critical information infrastructure operators purchase network products and services, or network platform operators conduct data processing activities that affect or may affect national security, they will be subject to cybersecurity review. A network platform operator holding more than one million users/users’ individual information also shall be subject to cybersecurity review before listing abroad. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or a large amount of personal information being influenced, controlled or maliciously used by foreign governments and risk of network data security after going public overseas.

As confirmed by our PRC counsel, Jiangsu Junjin Law Firm, we will not be subject to cybersecurity review with the CAC, after the Cybersecurity Review Measures became effective on February 15, 2022, since we currently do not have over one million users’ personal information and do not anticipate that we will be collecting over one million users’ personal information in the foreseeable future, which we understand might otherwise subject us to the Cybersecurity Review Measures; we are also not subject to network data security review by the CAC if the Draft Regulations on the Network Data Security Administration are enacted as proposed, given that: (i) using our products and services does not require users to provide any personal information; (ii) we do not possess any personal information of users in our business operation; (iii) we do not collect data or operate crucial network facilities and information systems that affect or may affect national security or public interest and we do not anticipate that we will be collecting over one million users’ personal information or data that affects or may affect national security in the foreseeable future, which we understand might otherwise subject us to the Security Administration Draft.

On February 17, 2023, the CSRC announced the Circular on the Administrative Arrangements for Filing of Securities Offering and Listing by Domestic Companies, or the Circular, and released a set of new regulations which consists of the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines. On the same date, the CSRC also released the Notice on the Arrangements for the Filing Management of Overseas Listing of Domestic Companies, or the Notice. The Trial Measures came into effect on March 31, 2023. The Trial Measures refine the regulatory system by subjecting both direct and indirect overseas offering and listing activities to the CSRC filing-based administration. Requirements for filing entities, time points and procedures are specified. A PRC domestic company that seeks to offer and list securities in overseas markets shall fulfill the filing procedure with the CSRC per the requirements of the Trial Measures. Where a PRC domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC. The Trial Measures also lay out requirements for the reporting of material events. Breaches of the Trial Measures, such as offering and listing securities overseas without fulfilling the filing procedures, shall bear legal liabilities, including a fine between RMB 1.0 million (approximately $140,000) and RMB 10.0 million (approximately $1.4 million), and the Trial Measures heighten the cost for offenders by enforcing accountability with administrative penalties and incorporating the compliance status of relevant market participants into the Securities Market Integrity Archives.

According to the Circular, since the date of effectiveness of the Trial Measures on March 31, 2023, PRC domestic enterprises falling within the scope of filing that have been listed overseas or met the following circumstances are “existing enterprises”: before the effectiveness of the Trial Measures on March 31, 2023, the application for indirect overseas issuance and listing has been approved by the overseas regulators or overseas stock exchanges (such as the registration statement has become effective on the U.S. market), it is not required to perform issuance and listing supervision procedures of the overseas regulators or overseas stock exchanges, and the overseas issuance and listing will be completed by September 30, 2023. Existing enterprises are not required to file with the CSRC immediately, and filings with the CSRC should be made as required if they involve refinancings and other filing matters. PRC domestic enterprises that have submitted valid applications for overseas issuance and listing but have not been approved by overseas regulatory authorities or overseas stock exchanges at the date of effectiveness of the Trial Measures on March 31, 2023 can reasonably arrange the timing of filing applications with the CSRC and shall complete the filing with the CSRC before the overseas issuance and listing.

As the Circular and Trial Measures were newly published, there exists uncertainty with respect to the filing requirements and their implementation. Any failure or perceived failure of us to fully comply with such new regulatory requirements could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, cause significant disruption to our business operations, and severely damage our reputation, which could materially and adversely affect our financial condition and results of operations and could cause the value of our securities to significantly decline or be worthless. See “Risk Factors – Risks Related to Doing Business in China – The Chinese government exerts substantial influence over the manner in which we must conduct our business activities, which could result in a material change in our operations and/or the value of our ordinary shares. The Chinese government may intervene or influence our operations at any time, which could result in a material change in our operations and the value of our ordinary shares. Additionally, governmental and regulatory interference could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless” on page 23.

As of the date of this annual report, we and our PRC Subsidiaries have not received any inquiry, notice, warning, or sanctions regarding our planned overseas listing from the CSRC or any other PRC governmental authorities. However, since these statements and regulatory actions by the PRC government are newly published and official guidance and related implementation rules have not been issued, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. or other foreign exchange. The Standing Committee of the National People’s Congress, or the SCNPC, or other PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that require our company or any of our subsidiaries to obtain regulatory approval from Chinese authorities before offering in the U.S. In other words, although the Company is currently not required to obtain permission from any of the PRC federal or local government to obtain such permission and has not received any denial to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly; our ability to offer, or continue to offer, securities to investors would be potentially hindered and the value of our securities might significantly decline or be worthless, by existing or future laws and regulations relating to its business or industry or by intervene or interruption by PRC governmental authorities, if we or our subsidiaries (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, or (iv) any intervention or interruption by PRC governmental with little advance notice. For more details, see “Risk Factors – Risks Related to Doing Business in China – It is unclear whether we will be subject to the oversight of the CAC and how such oversight may impact us. Our business could be interrupted, or we could be subject to liabilities which may materially and adversely affect the results of our operation and the value of your investment.

Transfers of Cash to and from Our Subsidiaries

As a holding company, Li Bang International may rely on dividends and other distributions on equity paid by its subsidiaries, including those based in the PRC, for our cash and financing requirements. If any of our PRC Subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. Li Bang International is permitted under the laws of the Cayman Islands to provide funding to our subsidiary incorporated in Hong Kong through loans or capital contributions without restrictions on the amount of the funds. Our subsidiary in Hong Kong is permitted under the respective laws of Hong Kong to provide funding to Li Bang International through dividend distributions without restrictions on the amount of the funds. There are no restrictions on dividends transfers from Hong Kong to the Cayman Islands. Current PRC regulations permit our WFOE to pay dividends to the Company only out of its accumulated profits after allocation to the required statutory reserve, determined in accordance with Chinese accounting standards and regulations.

The PRC has currency and capital transfer regulations that require us to comply with certain requirements for the movement of capital. The Company is able to transfer cash (U.S. Dollars) to its PRC Subsidiaries through an investment (by increasing the Company’s registered capital in a PRC Subsidiary). The Company’s subsidiaries within China can transfer funds to each other when necessary through the way of current lending. The transfer of funds among companies is subject to the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases (2020 Revision, the “Provisions on Private Lending Cases”), which was implemented on August 20, 2020 to regulate the financing activities between natural persons, legal persons and unincorporated organizations. As advised by our PRC counsel, Jiangsu Junjin Law Firm, the Provisions on Private Lending Cases do not prohibit using cash generated from one subsidiary to fund another subsidiary’s operations. We have not been notified of any other restriction which could limit our PRC Subsidiaries’ ability to transfer cash between subsidiaries. On or about June 8, 2022, the Company made dividend payments of RMB 6 million (approximately $941,073) to the shareholders of the Company. As of the date of this annual report, except for the previously mentioned dividend payments in June 2022, neither the Company nor its subsidiaries have made other transfers, dividends, or distributions to investors and no investors have made transfers, dividends, or distributions to the Company or its subsidiaries. The Company’s business is primarily conducted through its subsidiaries. The Company is a holding company, and its material assets consist solely of the ownership interests held in its PRC Subsidiaries. The Company will be dependent on dividends paid by its subsidiaries for its working capital and cash needs, including the funds necessary: (i) to pay dividends or cash distributions to its shareholders, (ii) to service any debt obligations, and (iii) to pay operating expenses. As a result of PRC laws and regulations (noted below) that require annual appropriations of 10% of after-tax income to be set aside in a general reserve fund prior to payment of dividends, the Company’s PRC Subsidiaries are restricted in that respect, as well as in other respects noted below, in their ability to transfer a portion of their net assets to the Company as a dividend.

With respect to transferring cash from the Company to its subsidiaries, increasing the Company’s registered capital in a PRC Subsidiary requires the filing with the local commerce department, while a shareholder loan requires a filing with the State Administration of Foreign Exchange (“SAFE”) or its local bureau. Aside from the declaration to the SAFE, there is no restriction or limitations on such cash transfer or earnings distribution.

With respect to the payment of dividends, we note the following:

1.	PRC regulations currently permit the payment of dividends only out of accumulated profits, as determined in accordance with PRC accounting standards and PRC regulations (an in-depth description of the PRC regulations is set forth below);

2.	Our PRC Subsidiaries are required to set aside, at a minimum, 10% of their net income after taxes, based on PRC accounting standards, each year as a statutory surplus reserve until the cumulative amount of such reserve reaches 50% of their registered capital;

3.	Such reserves may not be distributed as cash dividends;

4.	Our PRC Subsidiaries may also allocate a portion of their after-tax profits to fund their staff welfare and bonus funds; except in the event of a liquidation, these funds may also not be distributed to shareholders; the Company does not participate in a Common Welfare Fund;

5.	The incurrence of debt, specifically the instruments governing such debt, may restrict a subsidiary’s ability to pay stockholder dividends or make other cash distributions; and

6.	A withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated.

If, for the reasons noted above, our subsidiaries are unable to pay shareholder dividends and/or make other cash payments to the Company when needed, the Company’s ability to conduct operations, make investments, engage in acquisitions, or undertake other activities requiring working capital may be materially and adversely affected. However, our operations and business, including investment and/or acquisitions by our subsidiaries within China, will not be affected as long as the capital is not transferred in or out of the PRC.

We do not expect to pay any cash dividends in the foreseeable future. Also, as of the date of this annual report, we do not anticipate any difficulties or limitations on our ability to transfer cash between subsidiaries. We have not installed any cash management policies that dictate the amount of such funds and how such funds are transferred.

PRC Regulations

In accordance with PRC regulations, a foreign-invested enterprise (“FIE”) established in the PRC is required to provide statutory reserves, which are appropriated from net profit, as reported in the FIE’s PRC statutory accounts. A FIE is required to allocate at least 10% of its annual after-tax profit to the surplus reserve until such reserve has reached 50% of its respective registered capital (based on the FIE’s PRC statutory accounts). The aforementioned reserves may only be used for specific purposes and may not be distributed as cash dividends. Until the required 10% contribution of capital is satisfied, the FIE is not allowed to pay dividends or make other distributions to its shareholders, unless approved by the SAFE. After satisfaction of this requirement, the remaining funds may be appropriated at the discretion of the FIE’s board of directors. Our subsidiary, Li Bang WFOE, qualifies as a FIE and is therefore subject to the above-mandated regulations on distributable profits.

Additionally, in accordance with PRC corporate law, a domestic company is required to maintain a surplus reserve of at least 10% of its annual after-tax profit until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. The aforementioned reserves can only be used for specific purposes and may not be distributed as cash dividends. Suzhou Deji, Wuxi Li Bang and Li Bang Kitchen Appliance and its subsidiaries were established as domestic companies; therefore, each is subject to the above-mentioned restrictions on distributable profits.

As a result of PRC laws and regulations that require annual appropriations of 10% of after-tax income to be set aside, prior to payment of dividends, in a general reserve fund, the Company’s PRC Subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company as a dividend or otherwise.

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not applicable for annual reports on Form 20-F.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable for annual reports on Form 20-F.

3.D. Risk Factors

Summary Risk Factors

You should carefully consider all of the information in this annual report before making an investment in our ordinary shares. Below please find a summary of the principal risks and uncertainties we face, organized under relevant headings. These risks are discussed more fully under “Item 3. Key Information—3.D. Risk Factors.”

Risks Related to Our Business and Industry

●	Our business is highly dependent on our brand strength and reputation, and if we fail to maintain and enhance our brand and reputation, consumer recognition of and trust in our products could be materially and adversely affected;

●	Changes in the availability, quality, and cost of key raw materials, transportation, and other necessary supplies or services could have a material adverse effect on our business, financial condition, and results of operations;

●	Our business is dependent on certain major customers and changes or difficulties in our relationships with our major customers may harm our business and financial results;

●	We face intense competition, and if we fail to compete effectively, we may lose market share, and our results, prospects, and results of operations may be materially and adversely affected;

●	Our efforts and investments in product development may not always produce the expected result;

●	Our production may be subject to disruptions and delays;

●	We are exposed to risks associated with the storage of the products we sell;

●	Failure to maintain optimal inventory levels may increase the cost of holding inventory or cause us to lose sales.

Risks Related to Our Corporate Structure

●	We rely on dividends and other distributions on equity paid by the Operating Subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of the Operating Subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

Risks Related to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations;

●	Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China with little advance notice could adversely affect us and limit the legal protections available to you and us;

●	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our recent offering to make loans or additional capital contributions to our PRC Subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business;

●	The Chinese government exerts substantial influence over the manner in which we must conduct our business activities, which could result in a material change in our operations and/or the value of our ordinary shares. The Chinese government may intervene or influence our operations at any time, which could result in a material change in our operations and the value of our ordinary shares. Additionally, government and regulatory interference could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless;

●	Uncertainties exist with respect to the interpretation and implementation of the enacted Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations;

●	We rely on dividends and other distributions on equity paid by our PRC Subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC Subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business;

●	Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our ordinary shares;

●	We must remit the offering proceeds to our Operating Subsidiaries in the PRC before they may be used to benefit our business, and this process may take a number of months;

●	The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China;

●	Some of our shareholders are not in compliance with the PRC’s regulations relating to offshore investment activities by PRC residents, and as a result, the shareholders may be subject to penalties if we are not able to remediate the non-compliance;

●	The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the HFCAA all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering;

●	Trading in our securities may be prohibited under the HFCAA and as a result an exchange may determine to delist our securities if it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction;

●	It is unclear whether we will be subject to the oversight of the CAC and how such oversight may impact us. Our business could be interrupted or we could be subject to liabilities which may materially and adversely affect the results of our operations and the value of your investment.

Risks Related to Our Ordinary Shares

●	There has been no public market for our ordinary shares prior to our recent offering, and you may not be able to resell our ordinary shares at or above the price you paid, or at all;

●	The trading price of the ordinary shares is likely to be volatile, which could result in substantial losses to investors;

●	We currently do not expect to pay dividends in the foreseeable future and you must rely on price appreciation of our ordinary shares for return on your investment;

●	As a “controlled company” under the rules of The Nasdaq Capital Market, we may choose to exempt our Company from certain corporate governance requirements that could have an adverse effect on our public shareholders;

●	We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements;

●	Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

Risks Related to Our Business and Industry

We are exposed to risks associated with outbreaks of epidemics, infectious diseases and other disease outbreaks, including the COVID-19. Our business could be materially and adversely affected by outbreaks of infectious diseases (such as SARS, H5N1 avian influenza, human swine flu or COVID-19) or other outbreaks of epidemics or diseases.

The COVID-19 outbreak in early 2020 has already had an adverse and long-term impact on economic and social conditions worldwide and will likely continue, and the worsening, continuation or recurrence of the COVID-19 outbreak could have a negative impact on our business operations. In January and February 2020, in response to the COVID-19 outbreak, the Chinese government adopted a home quarantine to avoid the spread of the COVID-19 outbreak.

During the period ended December 31, 2022, COVID-19 has continued to have an impact on the Company’s operations. As there are still regional outbreaks of coronavirus diseases in 2023 (such as Beijing and Shanghai), movement in China is still limited. In Shanghai, more than half a million people in the city of 25 million remain under lockdown or in designated control zones because virus cases are still being detected. Officials in Jiangsu Province are gradually easing restrictions in several cities as of May 9, 2022. However, lockdown measures will continue in closed and control areas with reported COVID-19 cases. Some cities like Suzhou require residents to present a negative COVID-19 test result to enter public venues and take public transport. Officials have implemented stay-home and traffic control measures in some areas; one person per household may leave to purchase essential items once every three days. Also, it could impact economies and financial markets, resulting in an economic downturn that could impact our ability to raise capital or slow down potential business opportunities.

As of December 2022, the Chinese government has gradually downgraded the emergency response level and make dynamic adjustments, such as lifting cargo transport bans and encouraging businesses to expand capacity and increase output in a variety of ways. Therefore, most of our customers’ business and operations have returned to a more normal level which has diminished the negative impact on our business operations. In December 2022, the Chinese government released the “10 new” optimization measures for prevention and control of the COVID-19. However, Chinese companies are still facing difficulties in returning to normal business activity since their employees could be absent during “peak weeks” of the coronavirus outbreak. In late December 2022, the number of infections in the Company increased and production activity slowed down. Also, it could impact economies and financial markets, resulting in an economic downturn that could impact our ability to raise capital or slow down potential business opportunities. With the recovery of employees, the production and operation of the Company gradually returned to normal in early 2023. However, the effects of COVID-19 continue to linger throughout the global economy and our businesses. Though the severity of COVID-19 has subsided, new variants or any other future pandemic could interrupt business, cause renewed labor and supply chain disruptions, which could materially and adversely impact our businesses. In coping with the ongoing COVID-19 pandemic, the Company will reasonably dispatch employees and arrange working hours in the future to ensure the steady progress of production activities.

While we have closely monitored the health status of our employees, we cannot assure you that there will be no confirmed cases of COVID-19 among our employees and that, in the event of an infection, affected facilities may need to suspend operations and our employees may need to be quarantined. In addition, the outbreak may have a direct impact on our suppliers’ production capacity and transportation network, and our ability to obtain safe, high-quality raw materials and to manufacture and ship products at reasonable cost, and our manufacturing facilities may have to be temporarily closed. In addition, governmental shutdowns or a general economic slowdown and an outbreak could result in an increase in the number of days to maturity of our receivables, which could result in an increase in the expected credit losses on our receivables.

In addition, an infectious disease outbreak on a global scale could affect the investment climate and lead to intermittent volatility in global capital markets, which could also adversely affect global economies. With the rapid rise in infections, many countries have issued travel advisories restricting travel to affected areas. These policies have severely damaged local and cross-border business activities worldwide. The impact has included a significant reduction in tourist arrivals, business exchanges and social functions in the affected countries and regions, as well as economic slowdowns. Global financial markets have become highly volatile and the risk of a global recession has increased significantly. Even if the COVID-19 outbreak is contained and the policies and recommendations implemented by the relevant governments to combat the virus are withdrawn, there is no assurance that the overall economic performance of the affected countries and regions will improve in a short period of time. The outbreak, worsening, continuation, recurrence, or variant of pandemic COVID-19 or any other infectious disease could have a continuing adverse effect on the global economy, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our business is highly dependent on our brand strength and reputation, and if we fail to maintain and enhance our brand and reputation, consumer recognition of and trust in our products could be materially and adversely affected.

We rely heavily on our brand strength and reputation in the promotion and sale of our products and services. We believe that our corporate brand and our product brands are recognized by consumers for their quality and reliability. However, counterfeit products, product defects, inefficient customer service, product liability claims, consumer complaints, intellectual property infringement or negative publicity or media coverage may damage our brand and reputation. Any negative claims against us, even if unethical or unsuccessful, could distract our management’s attention and other resources from our day-to-day business operations, which could adversely affect our business, results of operations, and financial condition. Negative media coverage and resulting negative publicity regarding the safety, price levels or quality of our products could result in a material adverse effect on consumer acceptance of and trust in us and our products.

In addition, adverse publicity regarding any regulatory or legal action against us could damage our reputation and brand image, undermine consumer confidence in us and reduce long-term demand for our products, even if such regulatory or legal action is unfounded or insignificant to our business.

Changes in the availability, quality and cost of key raw materials, transportation and other necessary supplies or services could have a material adverse effect on our business, financial condition and results of operations.

Our raw materials consist primarily of stainless steel sheets. Raw material costs represented 50.8%, 53.9% and 55.7% of our total cost of revenues for the years ended June 30, 2024, 2023 and 2022, respectively. We are exposed to fluctuations in the prices of raw materials, transportation, and other necessary supplies or services due to factors beyond our control, such as policies, inflation, fluctuations in currency exchange rates, changes in weather, or changes in the supply and demand for such relevant raw materials, prices of bulk raw material products, which could result in higher costs of our products and services if prices of major raw materials continue to increase. We may not be able to offset the price increases by increasing our product prices, in which case our margins would decline and our financial condition and results of operations could be materially and adversely affected. In addition, if we significantly increase the prices of our products, we may lose our competitive advantage. This in turn could result in a loss of sales and customers. In either case, our business, financial condition, and results of operations could be materially and adversely affected.

Our business is dependent on certain major customers and changes or difficulties in our relationships with our major customers may harm our business and financial results.

We had certain customers whose revenue contribution individually represented 10% or more of the Company’s total revenue, or whose accounts receivable balances individually represented 10% or more of the Company’s total accounts receivable, as follows:

For the year ended June 30, 2024, two customers accounted for approximately 27% and 10% of the Company’s total revenue. As of June 30, 2024, one customer accounted for approximately 11% of the Company’s trade accounts receivable. For the year ended June 30, 2023, one customer accounted for approximately 20% of the Company’s total revenue. As of June 30, 2023, one customer accounted for approximately 12% of the Company’s trade accounts receivable. For the year ended June 30, 2022, two customers each accounted for approximately 10% of the Company’s total revenue. As of June 30, 2022, three customers accounted for approximately 35%, 18%, and 12% of the Company’s trade accounts receivable. All of the customers are in China.

If we cannot maintain long-term relationships with major customers or replace major customers from period to period with equivalent customers, the loss of such sales could have an adverse effect on our business, financial condition, and results of operations. In addition, we may not be able to properly identify trends or introduce new products and services to the market as quickly, efficiently, or competitively priced as our competitors. Existing customers may not generate new business for us or make our business uncompetitive with our competitors. If our customer base decreases, we may not be able to generate sufficient revenue to cover our increased costs and expenses. As a result, our business and results of operations may be materially and adversely affected.

Our Operating Subsidiaries establish business relationship with our customers through governmental and open procurement platforms. If we are prevented from using any of the platforms, our numbers of customers may be decreased, and our business and results of operations may be materially and adversely affected.

Due to product specificity, professionalism, and scale of commercial kitchen equipment, it is difficult to access a large volume of customer resources through traditional social networking and e-commerce platforms. In addition, according to the Government Procurement Law of the PRC, organizations such as government agencies, schools, hospitals, public enterprises and institutions, can only establish business relationship with us through governmental and open procurement platforms. Potential customers set procurement requirements to attract enterprises to participate in fair competition, and through evaluation by experts, finally select high-quality enterprises with good performance and brand reputation. China Tendering and Bidding Public Service Platform and Zhongzhao United Bidding and Purchasing Network are the two platforms we often use. However, if we are prevented from using any of the platforms, our numbers of customers may be decreased, and our business and results of operations may be materially and adversely affected.

We face intense competition, and if we fail to compete effectively, we may lose market share, and our results, prospects, and results of operations may be materially and adversely affected.

The market for our services is highly competitive. Our competitive factors are mainly reflected in the competition for comprehensive capabilities such as technology, research and development, quality, channels, brands, supporting capabilities, and after-sales services. Some of our competitors, including domestic and foreign companies, may have financial, research and development (“R&D”), and other resources that exceed ours. There can be no assurance that our current or potential competitors will not market products that rival or exceed ours or adapt more quickly than we do to changing industry trends or changing market demands. Our competitors in certain regional markets may also benefit from sources of raw materials or production facilities closer to those markets, and there may be upstream and downstream business consolidation or alliances between competitors, and as a result, our competitors may be able to quickly capture significant market share. Any of these events could adversely affect our market share, business, and results of operations.

In addition, competition may cause us to reduce prices, lower margins and lose market share, any of which could adversely affect our results of operations. We also cannot assure you that competitors will not actively engage in legal or illegal activities designed to undermine our brand and product quality or affect consumer confidence in our products.

Our efforts and investments in technology development may not always produce the expected results.

We are continually developing and seeking to develop technologies that are closely related to the commercial kitchen products that will be used in our products. As of the date of this Annual Report, our core R&D team consisted of three (3) employees who have a proven track record of launching new products or product upgrades. Currently, our R&D team has been working on the development of large soup pots, food waste processors and related intelligent products with some success. However, we cannot assure you that our future efforts to develop related technologies will be successful, in which case our products may lose their competitive edge.

In addition, we cannot assure you the technologies we develop will be well accepted by consumers, in which case our business, financial condition, results of operations and prospects may be materially and adversely affected.

Our production may be subject to disruptions and delays.

Currently, we have a production site in Jiangyin, Jiangsu Province. We are not on the US Department of Commerce Bureau of Industry and Security “Entity List” or “Military End User List.” Natural or man-made disasters (such as severe weather, fire, technical or mechanical failures, storms, explosions, earthquakes, strikes, terrorist activities, wars, and outbreaks of epidemics) or other disruptions (such as power and water outages) could cause significant damage to our production facilities, and resuming production could be costly and time-consuming and could cause significant disruption to our operations. Until the affected production facilities are available and operational, we may incur additional costs and may face disruptions in the supply of our products.

In addition, we depend on the timely supply of raw materials, such as stainless steel, in order to meet our production schedules. Any delays or interruptions in the supply of raw materials from our suppliers could have a material adverse effect on our ability to meet our contractual obligations to our customers. In addition, any natural or man-made disasters or other unexpected catastrophic events, including severe weather, fires, technical or mechanical failures, storms, explosions, earthquakes, strikes, terrorist activities, wars and outbreaks of epidemics, could disrupt our transportation channels, harm our suppliers’ operations and impede our ability to manufacture and deliver products to our customers on a timely basis. For example, events such as the COVID-19 outbreak in the first quarter of 2020 could place additional stress on our supply chain. For more information on the impact of the COVID-19 outbreak on our manufacturing sites and supply chain, see Risk Factors – “We are exposed to risks associated with outbreaks of epidemics, infectious diseases and other disease outbreaks, including the COVID-19 outbreak. Our business could be materially and adversely affected by outbreaks of infectious diseases (such as SARS, H5N1 avian influenza, human swine flu or COVID-19) or other outbreaks of epidemics or diseases.” Although we have not experienced significant production interruptions during the track record period or as of the latest practicable date, any interruptions or delays after our production date could adversely affect our ability to produce sufficient quantities of our products and, in turn, our ability to meet customer demand. Under such circumstances, our business, financial condition, results of operations and prospects could be materially and adversely affected.

We are exposed to risks associated with the storage of the products we sell.

We store our products temporarily in warehouses owned by us until they are delivered to our customers. We have insurance in place to protect us against possible financial loss in the event of an accident, including fire. However, in the event of such an accident (including fire) resulting in damage to the products we sell or to our warehouse, our ability to supply the products could be adversely affected. The occurrence of any such event could also require us to make significant capital expenditures beyond those anticipated and delay product deliveries. The sales we may lose or the increased costs we may incur as a result of such operational disruptions and delays in delivery may not be recoverable under existing policies, and long-term business interruptions may result in the loss of end customers. If any one or more of these risks were to occur, our business, financial condition, results of operations and prospects could be materially and adversely affected.

Failure to maintain optimal inventory levels may increase the cost of holding inventory or cause us to lose sales.

Maintaining optimal inventory levels is important to the success of our business. Inventory balances are approximately 11.1%, 10.1% and 17.3% of our total current assets as of June 30, 2024, 2023 and 2022, respectively. Inventory turnover measures how fast a company sells inventory. The speed at which a company can sell inventory is a critical measure of business performance. A low turnover implies weak sales and possibly excess inventory, also known as overstocking. A high ratio, on the other hand, implies either strong sales or insufficient inventory. The Company calculated inventory turnover by dividing the cost of goods by average inventory, of which average inventory is done by dividing the sum of beginning inventory and ending inventory by two. The inventory turnover days are calculated by dividing 360 by inventory turnover. Our inventory turnover days were 73 days, 80 days and 128 days as of June 30, 2024, 2023 and 2022, respectively. We are exposed to inventory risk due to a number of factors beyond our control, including changing consumer trends and customer preferences and the introduction of competitive products. In addition, we generally estimate the demand for the products we will sell in advance of actual sales in connection with preparing our inventory. We cannot assure you that we will be able to accurately predict such trends and events and maintain adequate inventories at all times. A sudden decline in market demand for the products we sell could result in excess or obsolete inventory, and we may be forced to offer discounts or conduct promotional activities to dispose of slow-moving inventory, which could have a material adverse effect on our financial condition and results of operations. On the other hand, a shortage of inventory could cause us to lose sales, and our business, financial condition, results of operations, and prospects could be materially and adversely affected.

Any quality problems associated with our products may result in lost customers and sales, and we may face product liability claims if the problems are related to our products.

The success of our business depends on the continued delivery of quality and reliable products. We cannot assure you that our quality controls will be effective at all times, and we may face returns or cancellation of orders and customer complaints if the quality of any of our products deteriorates for any reason, or if consumers believe that our products do not deliver the claimed results.

In addition, if our commercial kitchen products are defective or adversely affect the overall cause of consumer property damage or personal injury, we may be subject to product liability claims or product recalls that could cause financial and reputational harm. Even if we ultimately prevail, we may be required to incur substantial costs in defending such legal claims. In addition, consumers’ perception of our products and their willingness to purchase them may be adversely affected, regardless of whether the quality problems are related to us. Accordingly, any actual or known quality problems associated with our products could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Our facilities and operations may require significant investment and upgrades.

Our facilities and operations may require significant investment and occasional upgrades due to depreciation or business growth, and our costs may increase as a result. If we are not successful in recovering such costs, our profitability may decline. In addition, the timely completion of upgrades as planned depends on a number of factors, including our ability to raise and maintain sufficient funds for such upgrades, the adequate supply of materials and equipment, and the ability to deliver on time. If the upgrade is not completed on time, our capacity will be temporarily limited and our business, financial condition, results of operations, and prospects may be further materially and adversely affected.

Regulatory actions, legal proceedings, and customer complaints against us could harm our reputation and have a material adverse effect on our business, results of operations, financial condition, and prospects.

Along with the growth and expansion of our business, we may be involved in litigation, regulatory proceedings, and other disputes arising outside the ordinary course of our business. Such litigation and disputes may result in claims for actual damages, freezing of our assets, diversion of our management’s attention and reputational damage to us and our management, as well as legal proceedings against our directors, officers, or employees, and the probability and amount of liability, if any, may remain unknown for long periods of time. Given the uncertainty, complexity, and scope of many of these litigation matters, their outcome generally cannot be predicted with any reasonable degree of certainty. Therefore, our reserves for such matters may be inadequate. Moreover, even if we eventually prevail in these matters, we could incur significant legal fees or suffer significant reputational harm.

We may fail to protect our intellectual properties.

We regard software registrations, trademarks, patents, domain names, know-how, proprietary technologies, and similar intellectual property critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality and non-compete agreements with our employees and others to protect our proprietary rights. See “Business – Intellectual Property.” Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented, or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages.

It is often difficult to maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently. Confidentiality, invention assignment, and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or enforce our contractual rights in China. Some of our trademark applications for certain categories have been rejected, and we have applied for administrative reviews on such rejections. However, there can be no assurance that we will obtain such trademarks and any other trademarks that are crucial to our business in the future. Thus, we may be unable to prevent others from using such trademarks or suing us for infringement, or even unable to continue to use such trademarks in our business.

Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can also provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors.

Our employees are at risk of serious injury from the use of production equipment and machinery.

We use heavy machinery and equipment in our production processes that are potentially dangerous and could result in personal injury to our employees. The safety training we provide to our employees may not be effective in preventing accidents from occurring. Any major accident resulting from the use of equipment or machinery may cause disruption to our production, damage to our corporate image, and legal and regulatory liability. Although we carry employee accident insurance, as well as workers’ compensation and medical insurance, the coverage may not be sufficient to offset losses arising from claims related to such accidents. As of the date of the annual report, there are no claims against the Company.

In addition, potential industrial accidents resulting in substantial property damage, loss of life or injury may expose us to claims and litigation, and we may be liable for medical expenses and other payments to employees and their families and may be subject to fines or penalties. As a result, our reputation, brand, business, financial condition, results of operations, and prospects could be materially and adversely affected.

We may be subject to intellectual property infringement claims.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how, or other intellectual property rights held by third parties. As of the date of this Annual Report, we are still in the process of applying for three patents, which may not be approved. We may be from time to time in the future, be subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by our products, services, or other aspects of our business without our awareness. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

We may fail to make necessary or desirable strategic alliances, acquisitions, or investments, and we may not be able to achieve the benefits we expect from the alliances, acquisitions, or investments we make.

We may pursue selected strategic alliances and potential strategic acquisitions that are supplemental to our business and operations, including opportunities that can help us further expand our product and service offerings and improve our technology system. However, strategic alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance or default by counterparties, and increased expenses in establishing these new alliances, any of which may materially and adversely affect our business. In addition, we may have limited ability to control or monitor the actions of our strategic partners. To the extent a strategic partner suffers any negative publicity as a result of its business operations, our reputation may be negatively affected by virtue of our association with such party.

The costs of identifying and consummating strategic acquisitions may be significant and subsequent integrations of newly acquired companies, businesses, assets, and technologies would require significant managerial and financial resources and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our growth and business operations. In addition, investments and acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, and exposure to potential unknown liabilities of the acquired business. The acquired businesses or assets may not generate the financial results we expect and may incur losses. The cost and duration of integrating newly acquired businesses could also materially exceed our expectations. If our portfolio does not perform as we expect, our results of operations and profitability may be adversely affected.

Our success depends on the continuing efforts of our senior management and key employees.

Our future success is significantly dependent upon the continued service of our senior management and other key employees. If we lose their service, we may not be able to locate suitable or qualified replacements and may incur additional expenses to recruit and train new staff, which could severely disrupt our business and growth. Our founder and chief executive officer, Mr. Huang Feng, and other management members are critical to our vision, strategic direction, culture, and overall business success. If there is any internal organizational structure change or change in responsibilities for our management or key personnel, or if one or more of our senior management members were unable or unwilling to continue in their present positions, the operation of our business and our business prospects may be adversely affected. Our employees, including members of our management, may choose to pursue other opportunities. If we are unable to motivate or retain key employees, our business may be severely disrupted, and our prospects could suffer. In addition, although we have entered into confidentiality and non-competition agreements with our management, there is no assurance that our management members would not join our competitors or form a competing business. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China, or we may not be able to enforce them at all.

Our subsidiaries are required to obtain and hold various licenses and permits in China, failure to do so could have a material adverse effect on us.

Under PRC law, our subsidiaries are required to obtain and hold various licenses and permits to operate the business, including National Industrial Product Production License (Gas Stoves), National Industrial Product Production License (Electric Heating Food Processing Equipment), Work Safety License (Building Construction), Sanitary License for Disinfection Product Manufacturers, Gas Burner Installation and Maintenance Qualification Certificate, and Construction Mechanical and Electrical Installation Engineering Professional Contractor Level 3 Certificate. We are required to comply with applicable environmental regulations, health quality standards, and production safety standards in relation to our operations and production processes. In order to comply with the rules and regulations of the relevant public health authorities and quality and technical supervision authorities, we are subject to regular and random inspections. Failure to pass such inspections and comply with licensing or other regulatory requirements could result in termination of the manufacture and sale of our products, forfeiture of related revenues, revocation of business licenses, or potential criminal liability, which would have a material adverse effect on our reputation and our business, financial condition, results of operations and prospects.

If we fail to implement and maintain an effective system of internal controls to remediate our material weaknesses over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

We have been a private company with limited accounting personnel and other resources with which to address our ICFR. In connection with the audits of our CFS included in this Annual Report, we and our independent registered public accounting firm identified material weaknesses in our ICFR. As defined in the standards established by the U.S. PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in ICFR, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses that were identified relate to our lack of qualified personnel who are knowledgeable about U.S. GAAP and pertinent SEC reporting requirements and our lack of well-established financial and SEC reporting processes to ensure timely review and detection of errors or inaccuracies in the Company’s consolidated financial statements. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other deficiencies in our ICFR. Had we performed a formal assessment of our ICFR or had our independent registered public accounting firm performed an audit of our ICFR, additional deficiencies may have been identified.

Following the identification of the material weaknesses and other deficiencies, we have taken measures and plan to continue to take measures to remediate these control deficiencies. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—ICFR.” However, the implementation of these measures may not fully address the material weaknesses and other deficiencies in our ICFR, and we cannot conclude that they have been fully remediated. Our failure to correct the material weaknesses and other deficiencies or our failure to discover and address any other deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective ICFR could significantly hinder our ability to prevent fraud.

We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) as well as rules and regulations of Nasdaq Stock Exchange. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and ICFR. We are required by Section 404 of the Sarbanes-Oxley Act to perform system and process evaluation and testing of our ICFR to allow management to report on the effectiveness of our ICFR in our Form 20-F beginning with our annual report in our second annual report after becoming a public company. Prior to our recent offering, we were never required to test our internal controls within a specified period, and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner.

Our management may conclude that our ICFR is not effective. Moreover, even if our management concludes that our ICFR is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse report if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain the adequacy of our ICFR, as these standards are modified, supplemented or amended from time to time, we may not be able to produce timely and accurate financial statements and may not be able to conclude on an ongoing basis that we have effective ICFR in accordance with Section 404. If that were to happen, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which could lead to a decline in the market price of our ordinary shares and we could be subject to sanctions or investigations by the SEC or other regulatory authorities. We may also be required to restate our financial statements for prior periods.

We have made loans to affiliates that could have violated Section 13(k) of the Exchange Act (implementing Section 402 of the Sarbanes-Oxley Act of 2002) and may be subject to sanctions as a result.

Section 13(k) of the Exchange Act provides that it is unlawful for a company that has a class of securities registered under Section 12 of the Exchange Act to, directly or indirectly, including through any subsidiary, extend or maintain credit in the form of a personal loan to or for any director or executive officer of the Company. As of December 31, 2021, the Company made multiple loans for a total amount of $924,914 to Huang Feng, the Company’s Chief Executive Officer and Chairman of the Board, Huang Jiandong, father of Huang Feng, and Dong Qinju, mother of Huang Feng. The loans were repaid to the Company by the individuals prior to the fiscal year ended June 30, 2022. During the six months between July to December 2022, the Company loaned approximate $0.67 million to Huang Feng. On February 4, 2023, Huang Feng repaid $0.31 million of these loans. During the period from January to April 2023, Huang Feng loaned from the Company an additional $2.29 million. On May 12, 2023, Huang Feng repaid all outstanding loans in full. During the period from January to May 2023, Dong Qinju obtained multiple non-interest bearing loans totaling $604,941 from the Company. On May 19, 2023, Dong Qinju repaid the loans in full. These loans were considered to be personal loans made by the Company to a director or officer of the Company and may have violated Section 13(k) of the Exchange Act.

Issuers that are found to have violated Section 13(k) of the Exchange Act may be subject to civil sanctions, including injunctive remedies and monetary penalties, as well as criminal sanctions. The imposition of any of such sanctions on us could have a material adverse effect on our business, financial position, results of operations or cash flows.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

COVID-19 had a negative impact on the Chinese and the global economy in the beginning of 2023, but its far-reaching impact remains unpredictable. Whether this will lead to a prolonged downturn in the economy is still unknown. China’s National Bureau of Statistics reported negative GDP growth of 6.8% for the first quarter of 2020. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the U.S. and China, even before 2020. Unrest, terrorist threats, and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the U.S. and China with respect to trade policies, treaties, government regulations, and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

Risks Related to Our Corporate Structure

We will be dependent on dividends and other distributions on equity paid by the Operating Subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of the Operating Subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and will be dependent on dividends and other distributions on equity by the Operating Subsidiaries to fund any cash and financing requirements we may have, including the funds necessary to pay dividends and other cash distributions to our shareholders and for servicing any debt we may incur. If our Operating Subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Under PRC laws and regulations, our Operating Subsidiaries, which are foreign-owned enterprises, may pay dividends only out of their respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund until the aggregate amount of such fund reaches 50% of its registered capital. Such reserve funds cannot be distributed to us as dividends. At its discretion, a foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to an enterprise expansion fund, or staff welfare and bonus fund.

Our Operating Subsidiaries generate essentially all of their revenue in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our Operating Subsidiaries to use their Renminbi cash balances to pay dividends to us.

The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting processes may be put forward by the SAFE for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our Operating Subsidiaries to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations.

Substantially all of our operations are located in China. Accordingly, our business, prospects, financial condition, and results of operations may be influenced to a significant degree by political, economic, and social conditions in China generally and by continued economic growth in China as a whole. The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange, and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform and has reduced state ownership of productive assets, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past, the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, and since 2012, China’s economic growth has slowed down. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China with little advance notice could adversely affect us and limit the legal protections available to you and us.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations governing our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement could be unpredictable, with little advance notice. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our current understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. In addition, any new or changes in PRC laws and regulations related to foreign investment in China could affect the business environment and our ability to operate our business in China.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and the results of operations.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effects. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. Such unpredictability towards our contractual, property, and procedural rights could adversely affect our business and impede our ability to continue our operations.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our management named in the prospectus. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China.

We are a company incorporated under the laws of the Cayman Islands, and we conduct most of our operations in China and most of our assets are located in China. In addition, substantially all our senior executive officers reside within China, are physically there for a significant portion of each year, and are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or those persons inside mainland China. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of U.S. securities laws or those of any U.S. state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the U.S. that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security, or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the U.S. See “Enforceability of Civil Liabilities.”

It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the authorities in China may establish a regulatory cooperation mechanism with its counterparts of another country or region to monitor and oversee cross-border securities activities, such regulatory cooperation with the securities regulatory authorities in the U.S. may not be efficient in the absence of a practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or “Article 177,” which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. Article 177 further provides that Chinese entities and individuals are not allowed to provide documents or materials related to securities business activities to foreign agencies without prior consent from the securities regulatory authority of the PRC State Council and the competent departments of the PRC State Council. While the detailed interpretation of or implementing of rules under Article 177 have to be promulgated, the inability of an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase the difficulties faced by you in protecting your interests.

We rely on loans for our liquidity and we may not be able to continue to obtain financing from banks in China.

Our liquidity relies partly on short-term loans. Financing may not be available to us on favorable terms, if at all. If we are unable to obtain short-term financing in an amount sufficient to support our operations, it may be necessary, to suspend or curtail our operations, which would have a material adverse effect on our business and financial condition. In that event, current shareholders would likely experience a loss of most of or all of their investment.

In addition, potential risks in the credit markets may adversely affect our business, including the availability and cost of short-term funds for liquidity requirements, which could adversely affect our results of operations, cash flows and financial condition.

Potential changes in economy may affect the availability of business and customer credit. We may need to rely on the credit markets, particularly for short-term loans from banks in China, to meet our financial commitments and short-term liquidity needs if internal funds from our operations are not available to be allocated to such purposes. Our access to funds under such credit facilities is dependent on the ability of the banks that are parties to those facilities to meet their funding commitments, which may be dependent on governmental economic policies in China. Those banks may not be able to meet their funding commitments to us if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests from us and other borrowers within a short period of time. Therefore, these uncertain and changing events would adversely impact our results of operations, cash flows and financial position.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our recent offering to make loans or additional capital contributions to our PRC Subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC Subsidiaries. We may decide to finance our PRC Subsidiaries by means of loans or capital contributions.

Any loans to Li Bang WFOE, which is treated as a FIE, under PRC law, is subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to Li Bang WFOE to finance its Operating Subsidiaries activities cannot exceed statutory limits and must be registered with the local counterpart of the SAFE, or filed with SAFE in its information system. According to the Notice of the People’s Bank of China (“PBOC”) and SAFE on Adjustments to Comprehensive Macro-prudential Regulation Parameters for Cross-border Financing issued by PBOC and SAFE in January 2021, the limit for the total amount of foreign debt is 2 times of their respective net assets. Moreover, any medium or long-term loan to be provided by us to our PRC Subsidiaries must also be filed and registered with the National Development and Reform Commission, or the NDRC. We may also decide to finance our PRC Subsidiaries by means of capital contributions. These capital contributions must be reported to the Ministry of Commerce, or MOFCOM, or its local counterpart.

We believe the offering proceeds will be available for investments in our PRC operations after completing the registration. For example, if we decide to make loans to our PRC Subsidiaries, the loan can be in an amount of up to two times the net assets in the CFS. However, we cannot assure you that we will be able to obtain relevant government registrations or approvals on a timely basis, or at all.

These capital contributions must be approved by the Ministry of Commerce (“MOC”) or its local counterpart. On March 30, 2015, SAFE promulgated Circular of the State Administration of Foreign Exchange on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capital of foreign-invested enterprises nationwide. Circular 19 came into force and replaced both previous Circular 142 and Circular 36 on June 1, 2015. On June 9, 2016, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or Circular 16, to further expand and strengthen such reform. Under Circular 19 and Circular 16, foreign-invested enterprises in the PRC are allowed to use their foreign exchange funds under capital accounts and RMB funds from exchange settlement for expenditure under current accounts within their business scope or expenditure under capital accounts permitted by laws and regulations, except that such funds shall not be used for (i) expenditures beyond the enterprise’s business scope or expenditures prohibited by laws and regulations; (ii) investments in securities or other investments other than principal-secured products issued by banks; (iii) granting loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) construction or purchase of a real estate for purposes other than self-use (except for real estate enterprises). In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of these circulars could result in severe monetary or other penalties. These circulars may significantly limit our ability to use RMB converted from the cash provided by our offshore financing activities to fund the establishment of new entities in China by our PRC Subsidiaries, to invest in or acquire any other PRC companies through our PRC Subsidiaries.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC Subsidiaries or future capital contributions by us to our PRC Subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from our initial public offering to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities, which could result in a material change in our operations and/or the value of our ordinary shares. The Chinese government may intervene or influence our operations at any time, which could result in a material change in our operations and the value of our ordinary shares. Additionally, governmental and regulatory interference could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property, and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof and could require us to divest ourselves of any interest we then hold in Chinese properties.

For example, the Chinese cybersecurity regulator announced on July 2, 2021 that it had begun an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that the company’s app be removed from smartphone app stores.

As such, the Company’s business segments may be subject to various government and regulatory interference in the provinces in which they operate. The Company could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. The Company may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. The Company’s operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry. Since the Chinese government may intervene or influence our operations at any time, it could result in a material change in our operation and the value of our ordinary shares. Given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas, any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Furthermore, it is uncertain when and whether the Company will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. Although the Company is currently not required to obtain permission from any of the PRC federal or local government to obtain such permission and has not received any denial to list on the U.S. exchanges, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry. As a result, our securities may decline in value dramatically or even become worthless should we become subject to new requirement to obtain permission from the PRC government to list on U.S. exchange in the future.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severe and Lawful Crackdown on Illegal Securities Activities, which were available to the public on July 6, 2021. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. Moreover, the State Internet Information Office issued the Measures of Cybersecurity Review (Revised Draft for Comments, not yet effective) on July 10, 2021, which requires operators with personal information of more than 1 million users who want to list abroad to file a cybersecurity review with the Office of Cybersecurity Review. The aforementioned policies and any related implementation rules to be enacted may subject us to additional compliance requirements in the future. While we believe that our operations are not affected by this, as these opinions were recently issued, official guidance and interpretation of the opinions remain unclear in several respects at this time. Therefore, we cannot assure you that we will remain fully compliant with all new regulatory requirements of these opinions or any future implementation rules on a timely basis, or at all.

On December 24, 2021, the CSRC, together with other relevant government authorities in China issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and the Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (“Draft Overseas Listing Regulations”). The Draft Overseas Listing Regulations requires that a PRC domestic enterprise seeking to issue and list its shares overseas (“Overseas Issuance and Listing”) shall complete the filing procedures of and submit the relevant information to CSRC. The Overseas Issuance and Listing includes direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in PRC seeks to issue and list its shares in the name of an overseas enterprise (“Overseas Issuer”) on the basis of the equity, assets, income or other similar rights and interests of the relevant PRC domestic enterprise, such activities shall be deemed an indirect overseas issuance and listing (“Indirect Overseas Issuance and Listing”) under the Draft Overseas Listing Regulations. Therefore, the proposed offering would be deemed an Indirect Overseas Issuance and Listing under the Draft Overseas Listing Regulations. As such, the Company would be required to complete the filing procedures of and submit the relevant information to CSRC after the Draft Overseas Listing Regulations become effective.

On February 17, 2023, the CSRC, announced the Circular on the Administrative Arrangements for Filing of Securities Offering and Listing by Domestic Companies, or the Circular, and released a set of new regulations which consists of the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines. On the same date, the CSRC also released the Notice on the Arrangements for the Filing Management of Overseas Listing of Domestic Companies, or the Notice. The Trial Measures came into effect on March 31, 2023. The Trial Measures refine the regulatory system by subjecting both direct and indirect overseas offering and listing activities to the CSRC filing-based administration. Requirements for filing entities, time points and procedures are specified. A PRC domestic company that seeks to offer and list securities in overseas markets shall fulfill the filing procedure with the CSRC per the requirements of the Trial Measures. Where a PRC domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC. The Trial Measures also lay out requirements for the reporting of material events. Breaches of the Trial Measures, such as offering and listing securities overseas without fulfilling the filing procedures, shall bear legal liabilities, including a fine between RMB 1.0 million (approximately $140,000) and RMB 10.0 million (approximately $1.4 million), and the Trial Measures heighten the cost for offenders by enforcing accountability with administrative penalties and incorporating the compliance status of relevant market participants into the Securities Market Integrity Archives.

According to the Circular, since the date of effectiveness of the Trial Measures on March 31, 2023, PRC domestic enterprises falling within the scope of filing that have been listed overseas or met the following circumstances are “existing enterprises”: before the effectiveness of the Trial Measures on March 31, 2023, the application for indirect overseas issuance and listing has been approved by the overseas regulators or overseas stock exchanges (such as the registration statement has become effective on the U.S. market), it is not required to perform issuance and listing supervision procedures of the overseas regulators or overseas stock exchanges, and the overseas issuance and listing will be completed by January 15, 2024. Existing enterprises are not required to file with the CSRC immediately, and filings with the CSRC should be made as required if they involve refinancings and other filing matters. PRC domestic enterprises that have submitted valid applications for overseas issuance and listing but have not been approved by overseas regulatory authorities or overseas stock exchanges at the date of effectiveness of the Trial Measures on March 31, 2023 can reasonably arrange the timing of filing applications with the CSRC and shall complete the filing with the CSRC before the overseas issuance and listing. According to the Circular, we can reasonably arrange the timing for submitting the filing application with the CSRC, and shall complete the filing with the CSRC in accordance with the Trial Measures before our recent offering. In sum, we are subject to the filing requirements of the CSRC for our recent offering under the Trial Measures.

As of the date of this Annual Report, we have submitted the filing materials to the CSRC on June 10, 2023. We had received comments from the CSRC and were in the course of addressing comments accordingly. We have not obtained the final confirmation from the CSRC regarding the completion of the filing process, and we cannot guarantee that the filing will be completed in a timely manner or at all. Our recent offering is conditioned on the completion of the filing requirements with the CSRC. As the Circular and Trial Measures were newly published, there exists uncertainty with respect to the filing requirements and their implementation. Any failure or perceived failure of us to fully comply with such new regulatory requirements could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, cause significant disruption to our business operations, and severely damage our reputation, which could materially and adversely affect our financial condition and results of operations and could cause the value of our securities to significantly decline or be worthless.

Uncertainties exist with respect to the interpretation and implementation of the enacted Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance, and business operations.

On March 15, 2019, the PRC National People’s Congress approved the Foreign Investment Law, which came into effect on January 1, 2020, and replaces the trio of existing laws regulating foreign investment in the PRC, namely, the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-Invested Enterprise Law, together with their implementation rules and ancillary regulations and becomes the legal foundation for foreign investment in the PRC. Meanwhile, the Implementation Regulation of the Foreign Investment Law and the Measures for Reporting of Information on Foreign Investment came into effect as of January 1, 2020, which clarified and elaborated the relevant provisions of the Foreign Investment Law.

The Foreign Investment Law sets out the basic regulatory framework for foreign investments and proposes to implement a system of pre-entry national treatment with a negative list for foreign investments, pursuant to which (i) foreign entities and individuals are prohibited from investing in the areas that are not open to foreign investments, (ii) foreign investments in the restricted industries must satisfy certain requirements under the law, and (iii) foreign investments in business sectors outside of the negative list will be treated equally with domestic investments. The Foreign Investment Law also sets forth necessary mechanisms to facilitate, protect and manage foreign investments and proposes to establish a foreign investment information reporting system, through which foreign investors or foreign-invested enterprises are required to submit an initial report, report of changes, report of deregistration and annual report relating to their investments to the Ministry of Commerce, or MOFCOM, or its local branches.

We will be dependent on dividends and other distributions on equity paid by our PRC Subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC Subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we will be dependent on dividends and other distributions on equity paid by our PRC Subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC Subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require our PRC Subsidiaries to adjust their taxable income, in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us.

Under PRC laws and regulations, our PRC Subsidiaries, as wholly foreign-owned enterprises in China, may pay dividends only out of their respective accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds until the aggregate amount of such funds reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

In response to the persistent capital outflow and the Renminbi’s depreciation against the U.S. dollar in the fourth quarter of 2016, the PBOC and SAFE have implemented a series of capital control measures, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments, and shareholder loan repayments. The PRC government may continue to strengthen its capital controls and our PRC Subsidiaries’ dividends and other distributions may be subjected to tighter scrutiny in the future. Any limitation on the ability of our PRC Subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our ordinary shares.

Substantially all of our revenues and expenditures are denominated in RMB, whereas our reporting currency is the U.S. dollar. As a result, fluctuations in the exchange rate between the U.S. dollar and RMB will affect the relative purchasing power in RMB terms of our U.S. dollar assets and the proceeds from our IPO. Our reporting currency is the U.S. dollar while the functional currency for our PRC Subsidiaries is RMB. Gains and losses from the re-measurement of assets and liabilities that are receivable or payable in RMB are included in our consolidated statements of operations. The re-measurement has caused the U.S. dollar value of our results of operations to vary with exchange rate fluctuations, and the U.S. dollar value of our results of operations will continue to vary with exchange rate fluctuations. A fluctuation in the value of RMB relative to the U.S. dollar could reduce our profits from operations and the translated value of our net assets when reported in U.S. dollars in our consolidated financial statements. This could have a negative impact on our business, financial condition, and results of operations as reported in U.S. dollars. If we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations in currencies relative to the periods in which the earnings are generated may make it more difficult to perform period-to-period comparisons of our reported results of operations.

The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. However, the PBOC regularly intervenes in the foreign exchange market to limit fluctuations in RMB exchange rates and achieve policy goals. During the period between July 2008 and June 2010, the exchange rate between the RMB and the U.S. dollar had been stable and traded within a narrow range. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. Since October 1, 2016, Renminbi has joined the International Monetary Fund (IMF)’s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen, and the British pound. In the fourth quarter of 2016, the RMB depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress toward interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

There remains significant international pressure on the PRC government to adopt a flexible currency policy. Any significant appreciation or depreciation of the RMB may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ordinary shares in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into RMB to pay our operating expenses, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ordinary shares.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. As of the date of this Annual Report, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited, and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on the price of our ordinary shares.

Governmental control of currency conversion may limit our ability to utilize our cash on hand effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our net revenues in RMB. Under our current corporate structure, our company in the Cayman Islands will be dependent on dividend payments from our PRC Subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our PRC Subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by the beneficial owners of our Company who are PRC residents. But approval from, or registration with, appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies.

In light of the flood of capital outflows of China in 2016 due to the weakening RMB, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movements. More restrictions and substantial vetting processes have been put in place by SAFE to regulate cross-border transactions falling under the capital account. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends to our shareholders.

We must remit the offering proceeds to the PRC before they may be used to benefit our business in the PRC, and this process may take a number of months.

The proceeds of our recent offering must be sent back to the PRC, and the process for sending such proceeds back to the PRC may take several months after the closing of our recent offering. We may be unable to use these proceeds to grow our business until we receive such proceeds in the PRC. In order to remit the offering proceeds to the PRC, we will have to take the following actions: First, we will open a special foreign exchange account for capital account transactions. To open this account, we must submit to SAFE certain application forms, identity documents, transaction documents, a form of foreign exchange registration of overseas investments by domestic residents, and a foreign exchange registration certificate of the invested company. Second, we will remit the offering proceeds into this special foreign exchange account. Third, we will apply for settlement of the foreign exchange. In order to do so, we must submit to SAFE certain application forms, identity documents, payment orders to a designated person, and a tax certificate.

The timing of the process is difficult to estimate because the efficiencies of different SAFE branches can vary materially. Ordinarily, the process takes several months to complete but is required by law to be accomplished within 180 days of application. The proceeds of our recent offering will be maintained in an interest-bearing account maintained by us in the U.S. until the abovementioned approvals have been provided.

Failure to make adequate contributions to various employee benefit plans and withhold individual income tax on employees’ salaries as required by PRC regulations may subject us to penalties.

We are required under PRC laws and regulations to participate in various government-sponsored employee benefit plans, including certain social insurance, housing funds, and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China, given the different levels of economic development in different locations. If the local governments deem our contribution to be not sufficient, we may be subject to late contribution fees or fines in relation to any underpaid employee benefits, our financial condition and results of operations may be adversely affected.

Currently, we are making contributions to the plans based on the minimum standards, although the PRC laws required such contributions to be based on the actual employee salaries up to a maximum amount specified by the local government. Therefore, in our CFS, we have made an estimate and accrued a provision in relation to the potential make-up of our contributions for these plans as well as to pay late contribution fees and fines. If we are required to make increased contributions or are subject to late contribution fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

Companies operating in China are also required to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment. With respect to the under-withheld individual income tax, we may be required to make up sufficient withholding and pay late fees and fines. If we are subject to late fees or fines in relation to the under-withheld individual income tax, our financial condition and results of operations may be adversely affected. We may also be subject to regulatory investigations and other penalties if our other employment practices are deemed to be in violation of relevant PRC laws and regulations.

Increases in labor costs and enforcement of stricter labor laws and regulations in China may adversely affect our business and our profitability.

China’s overall economy and the average wage in China have increased in recent years and are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to those who pay for our products and services, our profitability and results of operations may be materially and adversely affected.

In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing funds, medical insurance, work-related injury insurance, unemployment insurance, and maternity insurance to designated government agencies for the benefit of our employees. Pursuant to the Labor Contract Law and its implementation rules, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration and statutory benefits, determining the term of employee’s probation, and unilaterally terminating labor contracts. In addition, enterprises are forbidden to force laborers to work beyond the time limit and employers shall pay laborers for overtime work in accordance with the laws and regulations. If we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to affect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

We engage independent third-party service providers to recruit certain third-party workers at our request, such as customer service, and to settle the payment of service fees to such third-party service providers for us. However, we cannot preclude the possibility that these workers supplied by third-party service providers may be classified as “dispatched workers” by courts, arbitration tribunals, or government agencies. In December 2012, the Labor Contract Law was amended and in January 2014, the Interim Provisions on Labor Dispatch was promulgated, to impose more stringent requirements on the use of employees of temp agencies, who are known in China as “dispatched workers”. For example, the number of dispatched workers may not exceed a certain percentage of the total number of employees and the dispatched workers can only engage in temporary, auxiliary, or substitutable work. However, since the application and interpretation of the Labor Contract Law and the Interim Provisions on Labor Dispatch are limited and uncertain, we cannot assure you our business operation will be deemed to be in full compliance with them. If we are found to be in violation of any requirements under the Labor Contract Law, the Interim Provisions on Labor Dispatch, or their related rules and regulations, we may be ordered by the labor authority to rectify the non-compliance by entering into written employment contracts with the deemed “dispatched workers”, or be subject to regulatory penalty, other sanction or liability or be subject to labor disputes.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practices do not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. We cannot assure you that we have complied or will be able to comply with all labor-related laws and regulations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees, and our business, financial condition, and results of operations will be adversely affected.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in August 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that the MOC be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that the MOC shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the MOC that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOC, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOC or its local counterparts, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Failure to obtain prior approval from the MOFCOM for or in connection with the Company’s reorganization may have an adverse effect on our operations.

Article 11 of the Provisions on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (“M&A Provisions”) provides that mergers and acquisitions of domestic companies with which they are affiliated by domestic companies, enterprises or natural persons in the name of companies legally established or controlled by them outside of China shall be reported to the Ministry of Commerce for approval. Article 11 of the M&A Provisions further provides that the parties thereto shall not evade the above provision by the domestic investment of a foreign investment enterprise or by any other means.

As of the date of this Annual Report, we have not applied for approval from the Ministry of Commerce related to the reorganization. As advised by our PRC legal counsel, Jiangsu Junjin Law Firm, the Company’s reorganization, pursuant to the M&A Provisions, may be subject to prior approval from the MOFCOM. Not obtaining such prior approval may adversely affect our business operations. Pursuant to Article 38 of the PRC Foreign Investment Law, the violations of laws and regulations committed by foreign investors and foreign-funded enterprises shall be investigated by the relevant departments according to the law and included in the credit information system according to the relevant provisions issued by the state. As such, we may face regulatory actions or penalties imposed by MOFCOM, foreign exchange control authorities or other competent PRC regulators for failing to obtain MOFCOM’s approval prior to our reorganization. Although there remain uncertainties as to the actions that may be taken, including fines and penalties on our operations in the PRC or limitations on our operating privileges in the PRC, any such action may adversely affect our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ordinary shares.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC Subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

In July 2014, the SAFE promulgated the Circular on Issues Concerning Foreign Exchange Administration over the Overseas Investment and Financing and Roundtrip Investment by Domestic Residents via Special Purpose Vehicles, or “Circular 37”. According to Circular 37, prior registration with the local SAFE branch is required for Chinese residents to contribute domestic assets or interests to offshore companies, known as SPVs. Circular 37 further requires an amendment to a PRC resident’s registration in the event of any significant changes with respect to the SPV, such as an increase or decrease in the capital contributed by PRC individuals, share transfer or exchange, merger, division, or other material event. Further, foreign investment enterprises established by way of round-tripping shall complete the relevant foreign exchange registration formalities pursuant to the prevailing foreign exchange control provisions for direct investments by foreign investors and disclose the relevant information such as an actual controlling party of the shareholders truthfully.

Currently, all of our beneficial owners and who are known to us as being PRC residents have completed the Circular 37 Registration required in connection with our recent corporate restructuring. We attempt to comply and attempt to ensure that our shareholders who are subject to these rules comply, with the relevant requirements. However, we cannot provide any assurances that all of our shareholders who are Chinese residents will comply with our request to make or obtain any applicable registration or comply with other requirements required by Circular 37 or other related rules. The Chinese resident shareholders’ failure to comply with Circular 37 registration would not impose penalties on our Company, while it may result in restrictions being imposed on part of foreign exchange activities of the offshore special purpose vehicles, including restrictions on its ability to receive registered capital as well as additional capital from Chinese resident shareholders who fail to complete Circular 37 registration; and repatriation of profits and dividends derived from special purpose vehicles to China, by the Chinese resident shareholders who fail to complete Circular 37 registration, are also illegal. In addition, the failure of the Chinese resident shareholders to complete Circular 37 registration may subject each of the shareholders to fines of less than RMB50,000 ($7,000). We cannot assure you that each of our Chinese resident shareholders will in the future complete the registration process as required by Circular 37.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts, and properties of an enterprise. In April 2009, the State Administration of Taxation (“SAT”) issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. See “Taxation – PRC Taxation.” However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” As substantially all of our management members are based in China, it remains unclear how the tax residency rule will apply to our case. If the PRC tax authorities determine that Li Bang International or any of our subsidiaries outside of China is a PRC resident enterprise for PRC enterprise income tax purposes, then Li Bang International or such subsidiary could be subject to PRC tax at a rate of 25% on its world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, gains realized on the sale or other disposition of our ordinary shares may be subject to PRC tax, at a rate of 10%, in the case of non-PRC enterprises, or 20%, in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax imposed may reduce the returns on the investment in our ordinary shares.

We may not be able to obtain certain benefits under relevant tax treaties on dividends paid by our PRC Subsidiaries to us through our Hong Kong subsidiary.

We are an exempted company incorporated under the laws of the Cayman Islands and as such will be dependent on dividends and other distributions on equity from our PRC Subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, which became effective in August 2015, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file the relevant report and materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate, according to other relevant tax rules and regulations. As of the date of the annual report, we did not record any withholding tax on the retained earnings of our subsidiaries in the PRC, as we intend to re-invest all earnings generated from our PRC Subsidiaries for the operation and expansion of our business in China, and we intend to continue this practice in the foreseeable future. Should our tax policy change to allow for offshore distribution of our earnings, we would be subject to a significant withholding tax. We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant tax authority or if we will be able to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC Subsidiaries to our Hong Kong subsidiary.

Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

The PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of certain taxable assets, including, in particular, equity interests in a PRC resident enterprise, by a non-resident enterprise by promulgating and implementing Notice of the Ministry of Finance and the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax Treatment on Enterprise Reorganization (Circular 59) and Announcement No. 7 2015 of the State Administration of Taxation—Announcement on Several Issues concerning the Enterprise Income Tax on Income from the Indirect Transfer of Assets by Non-Resident Enterprises (Circular 7) which became effective in February 2015. Under Circular 7, where a non-resident enterprise conducts an “indirect transfer” by transferring the equity interests of a PRC “resident enterprise” indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, may be subject to PRC enterprise income tax if the indirect transfer is considered to be an abusive use of company structure without reasonable commercial purposes. Circular 7 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

Circular 7 extends its tax jurisdiction to not only indirect transfers but also transactions involving the transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, Circular 7 provides clear criteria on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. Circular 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding, or deferring PRC tax.

According to the “Enterprise Income Tax Law of the PRC” (adopted on March 16, 2007, first amended on February 24, 2017, and further amended on December 29, 2018), if the business dealings between an enterprise and its affiliated parties do not conform to the principle of independent transactions and thus reduce the taxable income or income of the enterprise or its affiliated parties, the tax authorities have the right to adjust in accordance with reasonable methods. The cost incurred by an enterprise and its related parties in developing and accepting intangible assets or providing and receiving labor services together shall be apportioned according to the principle of the independent transaction when calculating taxable income.

Where enterprises that are controlled by resident enterprises or resident enterprises and Chinese residents in the country (region) where the actual tax burden is obviously lower than the tax rate level of China’s enterprise income tax, and profits are not distributed or are distributed at a reduced rate due to reasons other than reasonable business needs, the portion of the above profits attributable to such resident enterprises shall be included in the income of such resident enterprises for the reported period. Interest expenses incurred when the ratio of creditor’s rights investment to equity investment accepted by an enterprise from its affiliated parties exceeds the prescribed standard shall not be deducted in the calculation of taxable income. If an enterprise reduces its taxable income or income by implementing other arrangements without reasonable commercial purposes, tax authorities have the right to adjust them in accordance with reasonable methods.

We face uncertainties on the reporting and consequences on future private equity financing transactions, share exchange, or other transactions involving the transfer of shares in our Company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation and request our PRC Subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed, under Circular 59 and Circular 7, and may be required to expend valuable resources to comply with Circular 59 and Circular 7 or to establish that we and our non-resident enterprises should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

The PRC tax authorities have the discretion under Circular 59 and Circular 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of the investment. Although we currently have no plans to pursue any acquisitions in China or elsewhere in the world, we may pursue acquisitions in the future that may involve complex corporate structures. If we are considered a non-resident enterprise under the PRC Enterprise Income Tax Law and if the PRC tax authorities make adjustments to the taxable income of the transactions under Circular 59 and Circular 7, our income tax costs associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or having substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply a minimum offering size requirement for companies primarily operating in a “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of directors for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the U.S. Senate passed the HFCAA, requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national securities exchange or in the over-the-counter trading market in the U.S. On December 2, 2020, the U.S. House of Representatives approved the HFCAA. On December 18, 2020, the HFCAA was signed into law.

Furthermore, as part of ongoing efforts to protect U.S. investors, the U.S. President’s Working Group on Financial Markets, or the PWG, released a report in August 2020 recommending certain enhancements to listing standards on U.S. stock exchanges, including that the PCAOB has access to work papers of the principal audit firm for the audit of each company as a condition to initial and continued exchange listing. Companies unable to satisfy this standard as a result of governmental restrictions on access to audit work papers and practices in their jurisdiction may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines it has sufficient access to audit work papers and practices to conduct an appropriate inspection of the co-audit firm. The SEC announced that its staff have been directed to prepare and develop proposals in response to the report of the PWG. Any resulting actions, proceedings or new rules could adversely affect the listing and compliance status of China-based issuers listed in the U.S., such as our company, and may have a material and adverse impact on the trading prices of the securities of such issuers, and substantially reduce or effectively terminate the trading of our ordinary shares in the U.S.

On March 24, 2021, the SEC announced that it adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the HFCAA. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report on Forms 10-K, 20-F, 40-F, or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. The SEC will implement a process for identifying such a registrant and any such identified registrant will be required to submit documentation to the SEC establishing that it is not owned or controlled by a governmental entity in that foreign jurisdiction and will also require disclosure in the registrant’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant.

On June 22, 2021, the U.S. Senate passed the AHFCAA, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to the AHFCAA and amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA, which became effective on January 10, 2022. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions.

On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “SOP”) with the CSRC and the Ministry of Finance of China. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreement”), establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. On December 15, 2022, the PCAOB announced it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed.

Our auditor, Wei, Wei & Co., LLP, the independent registered public accounting firm that issued the audit report included elsewhere in this Annual Report, as an auditor of companies that are traded publicly in the U.S. and a U.S.-based accounting firm registered with the PCAOB, is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is headquartered in New York, NY, and is subject to inspection by the PCAOB on a regular basis with the last inspection in 2020. However, the recent developments would add uncertainties to our offering, and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or the sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. In the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA ultimately result in a determination by a securities exchange to delist the Company’s securities. The delisting of our ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment, even making it worthless.

Trading in our securities may be prohibited under the HFCAA and, as a result, an exchange may determine to delist our securities if it is later determined that the PCAOB is unable to completely inspect or investigate our auditor because of a position taken by an authority in a foreign jurisdiction.

The HFCAA was enacted on December 18, 2020. The HFCAA states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit such shares from being traded on a national securities exchange or in the over-the-counter trading market in the U.S.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above.

Despite having a U.S.-based auditor that is registered with the PCAOB and subject to PCAOB inspection, there are still risks to the Company and investors if it is later determined that the PCAOB is unable to completely inspect or investigate our auditor because of a position taken by an authority in a foreign jurisdiction. Such risks include, but are not limited to, prohibition on trading in our securities under the HFCAA and as a result an exchange may determine to delist our securities. If the PCAOB is unable to completely inspect or investigate our auditor, then we will engage an auditor that is U.S.-based and subject to full PCAOB inspection with all materials related to the audit of our financial statements accessible to the PCAOB. There is no guarantee, however, that any future auditor engaged by the Company would remain subject to full PCAOB inspection during the entire term of our engagement. In such case, we will engage a new, qualified and fully-inspected auditor, which may result in delaying or restating our financial statements.

It is unclear whether we will be subject to the oversight of the CAC and how such oversight may impact us. Our business could be interrupted, or we could be subject to liabilities which may materially and adversely affect the results of our operation and the value of your investment.

Pursuant to the PRC Cybersecurity Law and the Measures for Cybersecurity Censorship (the “Cybersecurity Review Measures”), if a critical information infrastructure operator purchases internet products and services that affect or may affect national security, it should be subject to cybersecurity review by the CAC. Any internet product or service that affects or may affect national security as deemed by the cybersecurity review authorities may be subject to cybersecurity review. According to the Cybersecurity Review Measures, a critical information infrastructure operator refers to any operator identified by an authority for the protection of critical information infrastructures. As of the date hereof, we have not received any notice from such authorities identifying us as a critical information infrastructure operator or requiring us to go through a cybersecurity review by the CAC.

On July 10, 2021, the CAC publicly issued the Measures for Cybersecurity Censorship (Revised Draft for Comments) (“Draft Measures”) to collect public comments. The deadline for collecting comments was July 25, 2021. According to the Draft Measures, the scope of cybersecurity reviews is extended to data processing operators engaging in data processing activities that affect or may affect national security. The Draft Measures further require that any operator applying for listing on a foreign exchange must go through cybersecurity review if it possesses personal information of more than one million users. According to the Draft Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The review focuses on several factors, including, among others, (i) the risk of theft, leakage, corruption, illegal use or export of any core or important data, or a large amount of personal information, and (ii) the risk of any critical information infrastructure, core or important data, or a large amount of personal information being affected, controlled or maliciously exploited by a foreign government after a company is listed overseas. While the Draft Measures had been released for consultation purposes, there is still uncertainty regarding the Draft Measures as to the final content, adoption timeline or effective date, final interpretation and implementation, and other aspects. On November 14, 2021, the Cyberspace Administration of China released the Regulations on Network Data Security (draft for public comments) and accepted public comments until December 13, 2021. The draft Regulations on Network Data Security provide that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. If a data processor that processes personal data of more than one million users intends to list overseas, it shall apply for a cybersecurity review. In addition, data processors that process important data or are listed overseas shall carry out an annual data security assessment on their own or by engaging a data security services institution, and the data security assessment report for the prior year should be submitted to the local cyberspace affairs administration department before January 31 of each year.

On December 28, 2021, the CAC and other relevant PRC governmental authorities jointly promulgated the Cybersecurity Review Measures (the “new Cybersecurity Review Measures”) which took effect on February 15, 2022 and replaced the original Cybersecurity Review Measures. Pursuant to the new Cybersecurity Review Measures, if critical information infrastructure operators purchase network products and services, or network platform operators conduct data processing activities that affect or may affect national security, they will be subject to cybersecurity review. A network platform operator holding more than one million users/users’ individual information also shall be subject to cybersecurity review before listing abroad. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or a large amount of personal information being influenced, controlled or maliciously used by foreign governments and the risk of network data security after going public overseas.

As confirmed by our PRC counsel, Jiangsu Junjin Law Firm, we will not be subject to cybersecurity review with the CAC after the Cybersecurity Review Measures became effective on February 15, 2022, since we currently do not have over one million users’ personal information and do not anticipate that we will be collecting over one million users’ personal information in the foreseeable future, which we understand might otherwise subject us to the Cybersecurity Review Measures; we are also not subject to network data security review by the CAC if the Draft Regulations on the Network Data Security Administration are enacted as proposed, given that: (i) using our products and services does not require users to provide any personal information; (ii) we do not possess any personal information of users in our business operation; (iii) we do not collect data or operate crucial network facilities and information systems that affect or may affect national security or public interest and we do not anticipate that we will be collecting over one million users’ personal information or data that affects or may affect national security in the foreseeable future, which we understand might otherwise subject us to the Security Administration Draft.

According to Jiangsu Junjin Law Firm, no relevant laws or regulations in the PRC explicitly require us to seek approval from the CSRC for our overseas listing plan. As of the date of this Annual Report, we and our PRC Subsidiaries have not received any inquiry, notice, warning, or sanctions regarding our planned overseas listing from the CSRC or any other PRC governmental authorities. However, since these statements and regulatory actions by the PRC government are newly published and official guidance and related implementation rules have not been issued, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. or other foreign exchange. The Standing Committee of the National People’s Congress, or the SCNPC, or other PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that requires our company or any of our subsidiaries to obtain regulatory approval from Chinese authorities before offering in the U.S. In other words, although the Company is currently not required to obtain permission from any of the PRC federal or local government to obtain such permission and has not received any denial to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly; our ability to offer, or continue to offer, securities to investors would be potentially hindered and the value of our securities might significantly decline or be worthless, by existing or future laws and regulations relating to its business or industry or by intervene or interruption by PRC governmental authorities, if we or our subsidiaries (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, or (iv) any intervention or interruption by PRC governmental with little advance notice.

If the custodians or authorized users of controlling non-tangible assets of our company, including our corporate chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.

Under PRC law, legal documents for corporate transactions are executed using the chops or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant branch of the Administration. Although we usually utilize chops to enter into contracts, the designated legal representatives of our WFOE, and their subsidiaries have the apparent authority to enter into contracts on behalf of these entities without chops and bind the entities. The designated legal representatives of our PRC entities have signed employment agreements with us or these PRC entities under which they agree to abide by various duties. In order to maintain the physical security of our chops and chops of our PRC entities, we generally store these items in secured locations accessible only by the authorized personnel in the administrative department of each of our subsidiaries. Although we monitor such authorized personnel, there is no assurance such procedures will prevent all instances of abuse or negligence. Accordingly, if any of our authorized personnel misuse or misappropriate our corporate chops or seals, we could encounter difficulties in maintaining control over the relevant entities and experience significant disruption to our operations. If a designated legal representative obtains control of the chops in an effort to obtain control over our PRC entities, we or our PRC entities would need to pass a new shareholder or board resolution to designate a new legal representative and we would need to take legal action to seek the return of the chops, apply for new chops with the relevant authorities, or otherwise seek legal redress for the violation of the representative’s fiduciary duties to us, which could involve significant time and resources and divert management attention away from our regular business. In addition, the affected entities may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a transferee relies on the apparent authority of the representative and acts in good faith.

A downturn in the Hong Kong, China or global economy, and economic and political policies of China could materially and adversely affect our business and financial condition.

The recent outbreak of war in Ukraine has already affected global economic markets, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. Russia’s recent military interventions in Ukraine have led to, and may lead to, additional sanctions being levied by the U.S., European Union and other countries against Russia. Russia’s military incursion and the resulting sanctions could adversely affect global energy and financial markets and thus could affect our client’s business and our business, even though we do not have any direct exposure to Russia or the adjoining geographic regions. The extent and duration of the military action, sanctions, and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this section. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities, or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on the operations, results of operations, financial condition, liquidity and business outlook of our business.

Changes in U.S. and Chinese regulations or in relations between the U.S. and China may adversely impact our business, our operating results, our ability to raise capital and the market price of our ordinary shares. Any such changes may take place quickly and with very little notice.

The U.S. government, including the SEC, has made statements and taken certain actions that led to changes to U.S. and international relations, and will impact companies with connections to the U.S. or China. The SEC has issued statements primarily focused on companies with significant China-based operations, such as us, primarily because of the recognition that, according to the Financial Times, over the past 20 years, not one Chinese company (listed in the US) has been compliant with US federal securities laws. With the passage of the HFCAA and the ensuing SEC rules, the SEC and CSRC are currently negotiating a compromise. If the parties do not come to an agreement, more than 270 companies could be delisted from U.S. stock markets. Even though our Company may be exempt from delisting at present, it is possible that our filings with the SEC may be subject to enhanced review by the SEC and this additional scrutiny could affect our ability to effectively raise capital in the U.S. If any new legislation, executive orders, laws and/or regulations are implemented, if the U.S. or Chinese governments take retaliatory actions due to the recent U.S.-China tensions or if the Chinese government exerts more oversight and control over securities offerings that are conducted in the U.S., such changes could have an adverse effect on our business, financial condition and results of operations, our ability to raise capital and the market price of our ordinary shares.

Risks Related to Our Ordinary Shares

There has been no public market for our shares prior to our recent offering, and you may not be able to resell our ordinary shares at or above the price you paid, or at all.

Prior to this IPO, there was no public market for our shares. We applied to list our ordinary shares on The Nasdaq Capital Market. Our shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. If an active trading market for our ordinary shares does not develop after our recent offering, the market price and liquidity of our ordinary shares will be materially and adversely affected.

Negotiations with the underwriters will determine the IPO price for our ordinary shares which may bear no relationship to their market price after the IPO. We cannot assure you an active trading market for our ordinary shares will develop or that the market price of our ordinary shares will not decline below the IPO price.

The trading price of our ordinary shares is likely to be volatile, which could result in substantial losses to investors.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent IPO, especially among companies with relatively smaller public floats. The trading price of our ordinary shares is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the U.S. In addition to market and industry factors, the price and trading volume for the ordinary shares may be volatile for factors specific to our own operations, including the following:

●	variations in our revenues, earnings, cash flow;

●	fluctuations in operating metrics;

●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

●	announcements of new solutions and services and expansions by us or our competitors;

●	termination or non-renewal of contracts or any other material adverse change in our relationships with our key customers or strategic investors;

●	changes in financial estimates by securities analysts;

●	detrimental negative publicity about us, our competitors or our industry;

●	additions or departures of key personnel;

●	release of lockup or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

●	regulatory developments affecting us or our industry; and

●	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which the ordinary shares will trade. Furthermore, the stock market in general experiences price and volume fluctuations that are often unrelated or disproportionate to the operating performance of companies like us. These broad market and industry fluctuations may adversely affect the market price of our ordinary shares. Volatility or a lack of positive performance in our ordinary share price may also adversely affect our ability to retain key employees.

In the past, shareholders of public companies have often brought securities class action suits against companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

We may experience extreme share price volatility, including any stock-run up, unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our ordinary shares.

In addition to the risks addressed above, our ordinary shares may be subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. In particular, our ordinary shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices, given that we will have relatively small public floats. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial condition or prospects.

Holders of our ordinary shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our ordinary shares. As a result of this volatility, investors may experience losses on their investment in our ordinary shares. Furthermore, the potential extreme volatility may confuse the public investors of the value of our shares, distort the market perception of our share price and our company’s financial performance and public image, negatively affect the long-term liquidity of our ordinary shares, regardless of our actual or expected operating performance. If we encounter such volatility, including any rapid share price increases and declines seemingly unrelated to our actual or expected operating performance and financial condition or prospects, it will likely make it difficult and confusing for prospective investors to assess the rapidly changing value of our ordinary shares and understand the value thereof.

If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding our ordinary shares, the market price for the ordinary shares and trading volume could decline.

The trading market for our ordinary shares will be influenced by research or reports that industry or securities analysts publish about our ordinary shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ordinary shares to decline.

We currently do not expect to pay dividends in the foreseeable future and you must rely on price appreciation of our ordinary shares for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ordinary shares as a source for any future dividend income.

Our BOD has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. Under Cayman Islands law, a Cayman Islands exempted company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our BOD decides to declare and pay dividends, the timing, amount, and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our BOD. Accordingly, the return on your investment in our ordinary shares will likely depend entirely upon any future price appreciation of our ordinary shares. There is no guarantee that our ordinary shares will appreciate in value or even maintain the price at which you purchased the ordinary shares. You may not realize a return on your investment in our ordinary shares and you may even lose your entire investment in our ordinary shares.

Substantial future sales or perceived potential sales of our ordinary shares in the public market could cause the price of our ordinary shares to decline.

Sales of our ordinary shares in the public market after our recent offering, or the perception that these sales could occur, could cause the market price of our ordinary shares to decline. All ordinary shares sold in our recent offering will be freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares issued and outstanding after our recent offering will be available for sale, upon the expiration of the lock-up period in connection with our recent offering, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Any or all of these shares may be released prior to the expiration of the lock-up period at the discretion of the representatives of the underwriters of our recent offering. To the extent shares are released before the expiration of the lock-up period and sold into the market, the market price of our ordinary shares could decline.

After completion of our recent offering, certain holders of our ordinary shares may cause us to register under the Securities Act the sale of their shares, subject to the lock-up period in connection with our recent offering. Registration of these shares under the Securities Act would result in ordinary shares representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration. Sales of these registered shares in the form of ordinary shares in the public market could cause the price of our ordinary shares to decline.

You may experience dilution of your holdings due to the inability to participate in a rights offering.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ordinary shares may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (as amended) of the Cayman Islands (the “Cayman Islands Companies Act”) and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors owed to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors owed to us under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the U.S. In particular, the Cayman Islands has a less developed body of securities laws than the U.S. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the U.S.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the registers of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our amended and restated memorandum and articles of association that will become effective immediately prior to completion of our recent offering to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the U.S. For a discussion of significant differences between the provisions of the Cayman Islands Companies Act and the laws applicable to companies incorporated in the U.S. and their shareholders, see “Description of Share Capital – Our Post-Offering Memorandum and Articles of Association – Differences in Corporate Law.”

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the U.S. All of our current operations are conducted in China. In addition, substantially all of our current directors and officers are nationals and residents of countries other than the U.S. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the U.S. in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil liabilities.”

As a “controlled company” under the rules of The Nasdaq Capital Market, we may choose to exempt our Company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

Our directors and officers beneficially own a majority of the voting power of our issued and outstanding ordinary shares. Under the Rule 4350(c) of The Nasdaq Capital Market, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors be independent, as defined in The Nasdaq Capital Market Rules, and the requirement that our compensation and nominating and corporate governance committees consist entirely of independent directors. Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. If we elect to rely on the “controlled company” exemption, a majority of the members of our Board of Directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, during any time while we remain a controlled company relying on the exemption and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of The Nasdaq Capital Market corporate governance requirements. Our status as a controlled company could cause our ordinary shares to be less attractive to certain investors or otherwise harm our trading price.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

As a Company with less than US$1.235 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. Therefore, we may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s ICFR and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. As a result, if we elect not to comply with such reporting and other requirements, in particular the auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We do not plan to “opt out” of such exemptions afforded to an emerging growth company. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the U.S. that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD; and

●	certain audit committee independence requirements in Rule 10A-3 of the Exchange Act.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We are a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly.

As a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the number of additional costs we may incur or the timing of such costs.

In addition, as an emerging growth company, we will still incur expenses in relation to management’s assessment according to the requirements of Section 404(a) of the Sarbanes-Oxley Act of 2002. After we are no longer an “emerging growth company,” we expect to incur additional significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and development of the company

Corporate History

Li Bang International Corporation Inc. (“Li Bang International”, “the Company”, “we”, “us”, “our” and similar terms) was incorporated in the Cayman Islands on July 8, 2021. As of the date of this Annual Report, the authorized share capital of the Company is US$50,000 divided into 500,000,000 ordinary shares, par value US$0.0001 each, of which 18,520,000 ordinary shares are issued and outstanding. The Company is a holding company and is currently not actively engaging in any business. We conduct all of our operations in China through our Operating Subsidiaries in China.

On July 8, 2021, the Company’s shareholders approved a Memorandum and Articles of Association, pursuant to which 500,000,000 shares were authorized as ordinary shares with a nominal or par value of $0.0001 per share, and the Company issued 10,000 ordinary shares. On July 15, 2022, in connection with the reorganization, the Company issued an additional 16,990,000 ordinary shares which was treated as a stock split. All references to the number of ordinary shares and per-share data in the accompanying CFS were retroactively adjusted to reflect such issuance of shares.

On July 26, 2021, Li Bang International formed its wholly owned subsidiary, Li Bang International Hong Kong Holdings Limited (“Li Bang HK”) in Hong Kong. On August 18, 2021, Li Bang HK formed its wholly owned subsidiary, Jiangsu Li Bang Intelligent Technology Co., Limited (“Li Bang Intelligent Technology” or “WFOE”) in PRC.

Suzhou Deji Kitchen Engineering Co., Limited (“Suzhou Deji”) is a limited liability company incorporated on April 8, 2010, under the laws of China. Wuxi Li Bang Kitchen Appliance Co., Limited (“Wuxi Li Bang”) is a limited liability company incorporated on May 18, 2007, under the laws of China. Li Bang Kitchen Appliance Co., Limited (“Li Bang Kitchen Appliance”) is a limited liability company incorporated on March 22, 2019, under the laws of China. On December 2, 2019, Li Bang Kitchen Appliance established a subsidiary in China, Yangzhou Bangshijie Kitchen Appliance Co., Ltd. (“Yangzhou Bangshijie”). On November 25, 2015, Wuxi Li Bang established one subsidiary in China, Nanjing Bangshijie Kitchen Appliance Co., Ltd. (“Nanjing Bangshijie”). In March 2019, Wuxi Li Bang transferred its ownership in Nanjing Bangshijie to Li Bang Kitchen Appliance.

A reorganization of Li Bang International’s legal entity structure (the “Reorganization”) was completed in 2022. The Reorganization involved the incorporation of Li Bang International and Li Bang Intelligent Technology, and the transfer of the 100% equity interest of Li Bang Kitchen Appliance, Suzhou Deji and Wuxi Li Bang. Consequently, Li Bang International, through its subsidiary Li Bang HK, directly controls Li Bang Kitchen Appliance, Suzhou Deji and Wuxi Li Bang, and became the ultimate holding company of all other entities mentioned above.

Corporate Takeover Information

As of the date of this annual report, there have been no indication of any public takeover offers by third parties in respect of the company’s shares or by the company in respect of other companies’ shares which have occurred during the last and current financial year.

Corporate Information

Our principal executive offices are located at No. 190 Xizhang Road, Gushan Town, Jiangyin City, Jiangsu Province, People’s Republic of China. The telephone number of our principal executive offices is +86 0510-81630030. Our registered office in the Cayman Islands is located at the offices of Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc. located at 122 East 42nd Street, 18th Floor, New York, NY 10168. Our corporate website is https://ir.libangco.cn. The  information contained in our website is not a part of this annual report.

The SEC maintains an internet site at http://www.sec.gov that contains reports, information statements, and other information regarding issuers that file electronically with the SEC.

4.B. Business overview

Li Bang International Corporation Inc. (“Li Bang International”, “the Company”, “we”, “us”, “our” and similar terms) was incorporated in the Cayman Islands on July 8, 2021. We conduct all of our operations in China through our Operating Subsidiaries in China. The main business of our Operating Subsidiaries is to design, develop, produce and sell stainless steel commercial kitchen equipment in China under our own “Li Bang” brand. Additionally, our Operating Subsidiaries provide customers with comprehensive services, from commercial kitchen design in the early stage to equipment installation and after-sales maintenance.

Our production plant in China is more than 10,000 square meters. We use modern production facilities and state-of-the-art procedures. Furthermore, as a new technology enterprise in Jiangsu Province, we fall within the scope of advanced technology enterprises that benefit from key national support for residential companies that employ continuous R&D activities and transformational technical achievements to form core independent intellectual property rights. On this basis, we carry out our business activities within the PRC and Li Bang Kitchen Appliance Co., Limited, our PRC Subsidiary, enjoys the advantage of a 15% preferential corporate income tax rate. Our Company approaches technology R&D as the keystone principle to obtain new national invention patents, utility model patents, and for passing a number of system certifications. We have earned a great reputation in the industry by having our products featured in the Government Energy-Saving Equipment Catalog. The future of R&D in the manufacturing sector of commercial kitchen appliance equipment will trend toward automation, scale, service integration, intelligence, energy conservation, and environmental protection, and we expect our market prospects will be broader.

Our Operating Subsidiaries mainly undertake projects of middle-and high-end customer groups by bidding on contracts. Our customer base consists of international hotels, companies, public institutions, educational institutions, hospitals, and other facilities. Our Operating Subsidiaries provide customized design solutions for different types of customer groups. In addition, our Operating Subsidiaries have the qualification certificate of professional engineering construction and installation so that our Operating Subsidiaries can provide independent installation services.

Our Operating Subsidiaries sell products and provide services under our own “Li Bang” brand, and our income comes from these sales, of which installation and after-sales services do not separately generate revenue. Our Operating Subsidiaries have established sustainable business relationships with clients in Shanghai, Jiangsu and Zhejiang by setting up branches and subsidiaries to provide after-sales services for local projects. In addition, Our Operating Subsidiaries are also actively building our sales network and client base in Shenzhen and Beijing, the sixth and second largest cities in China, respectively.

At the same time, Our Operating Subsidiaries always pay special attention to the extension of services after the delivery of commercial kitchen equipment with our existing clients. Our Operating Subsidiaries vigorously promote our after-sales service module, providing technical consultation, training and guidance, post-sale upgrades, and other comprehensive supporting services to increase customer loyalty. The reputation we foster by doing so is conducive to enlarging our client base through gaining new customers.

Our Operating Subsidiaries are committed to making innovative and high-quality kitchen appliance products, and our Operating Subsidiaries are striving to become a first-class commercial kitchen appliance manufacturer in China. Our goal is to develop into a household name brand synonymous with the products we manufacture.

Our Products and Services

Our Operating Subsidiaries independently research, develop and produce stainless commercial kitchen appliances that includes complete sets of kitchen equipment, cooking machinery, food machinery, hotel supplies, kitchen accessories, and so on. At the same time, our Operating Subsidiaries provide comprehensive services from early-stage design of commercial kitchen appliances to equipment installation and after-sales maintenance.

Our products

Our Operating Subsidiaries offer a range of commercial kitchen accessories covering steaming, cooking, baking, frying, disinfection, conditioning, refrigeration, and so on, in 13 series with more than 80 varieties, as well as stainless steel kitchen equipment, cooking and food preparation instruments, hotel supplies, and kitchen appliance accessories of more than 300 varieties. These products are used by a wide variety of customers such as governments, businesses, and public institutions. Additionally, our Operating Subsidiaries customize special products according to any customer’s project needs. Our main products are categorized as follows:

Cookers

Our cookers include stoves, stir-fry stoves, steaming cabinets, and soup pots which are used in all kinds of commercial kitchens. Our products are certified by the China Quality Certification Center CQC for energy efficiency, environmental protection and safety, and meet all food contact standards. Our energy-saving steam cabinets and energy-saving gas steam rice boxes were certified as high-tech products by the Jiangsu Provincial Department of Science and Technology in 2017 and 2016, respectively.

At present, our core products under production are:

Intelligent stoves made of stainless-steel board that can be applied in large catering enterprises, the food processing industry, and canteens of various scales. They are equipped with intelligent controllers and displays. With soft key ignition (to turn on by clicking on the display button to select fire, the cooking process can be controlled by the system automatically after parameters are set) and a multi-position magnetic switch that controls the import of fire and fan and proportional valve, full and stable combustion can be ensured, and the requirements proposed by the national quality supervision and inspection center on product thermal efficiency can be met. Our electromagnetic stoves have been equipped with high-power core sets with fault alarm functions. Furthermore, fan operation, gas leakage, ignition, and main-board temperature can be displayed in real time on the display.

Intelligent pressure cookers and intelligent soup cookers widely used in catering, food processing and other fields. When designing these products, our R&D team pays attention to the pressure sensor, touch screen, liquid level probe, safety valve, and other intelligent components. Our products have one-button releasing and reset functions, with no need for manual operation. In addition, users can set the cooking time and firepower with the touch screen, which can improve product safety, environmental performance, and convenience of operation for catering industry users.

Fume Emission and Fresh Air Supply Pipe Systems

Fume emission and fresh air supply pipe systems include a fume purifier, fume hood, gas collection hood, and other products. Our oil smoke purification all-in-one equipment obtained the CEP certification of China environmental protection products in 2020 and is in line with the technical requirements of the catering industry for equipment. The fume hood, purification system, and ventilation system are integrated into one piece of equipment to deliver such system functions as fume filtration with negative pressure, particle absorption, and fume discharge, to solve the fume problem in kitchens and clean the kitchen environment.

Our products are suitable for all kinds of commercial kitchens of various scales with such advantages as a flexible structure, energy efficiency, efficient purification, simple maintenance, and so on, and conform to the national industry standards for fume purification.

Other Products

Another core product is the waste processor. Integrated with a crushing system, transmission system, dehydration system, and detection system, and equipped with a shell and frame made of food grade stainless steel. This product is suitable for all kinds of canteen kitchens for crushing and dewatering kitchen waste. The advantages of this product are the centrifugal grinder, the vacuum flexible suction and drainage pump, the drum centrifugal dehydration, the detection system, and other functions that are independently developed by our Company. Connected to the oil and water separator, our product can also effectively alleviate the environmental problems caused by large amounts of kitchen waste.

Other core products include dining vans, stainless steel grease traps, kitchen waste processors, and plate recycling lines.

Seasonality

The nature of our business does not appear to be affected by seasonal variations.

Raw Materials

The raw materials of our products are mainly steel plates; some equipment such as meat grinders, vegetable cutters, etc., and some parts such as electric heaters, stove burners, etc., must be purchased externally. Our Operating Subsidiaries purchase raw materials from a variety of sources and consolidate purchases among our suppliers to improve costs and delivery conditions. Our Operating Subsidiaries have established a supplier-customer file management system and regularly conduct continuous assessment and screening of the suppliers based on various aspects such as price, quality, safety, and supply capability. Our Operating Subsidiaries form long-term supply plans with large suppliers who meet our requirements. At present, our Operating Subsidiaries have built a stable raw material supply channel. While the prices of raw materials have remained generally stable, price volatility may have an adverse impact on our operations. For more information, please refer to “Risks Related to Our Business and Industry - Changes in the availability, quality and cost of key raw materials, transportation and other necessary supplies or services could have a material adverse effect on our business, financial condition and results of operations” at page 12 of this Annual Report.

Sales and Marketing

Our Operating Subsidiaries sell commercial kitchen equipment products in China under our own brand “Libang,” and our Operating Subsidiaries undertake projects for medium- and high-end customers mainly by bidding on contracts to provide our services and sell our products.

Our Operating Subsidiaries obtain information about commercial kitchen projects through referrals from national and local design institutes and professional companies. Our Operating Subsidiaries follow local government bidding announcements and participate in bidding under our own name through national public trading and procurement platforms and websites. In addition, large companies and international hotels browse the official procurement platform and select and invite companies with high winning rates to bid. Upon winning a contract through bidding, our Operating Subsidiaries sign procurement contracts with them according to the corresponding bidding process and provide them with a one-stop-shop supporting commercial kitchen products and services.

Our Customers

Due to product specificity, professionalism, and scale of commercial kitchen equipment, it is difficult to access a large volume of customer resources through traditional social networking and e-commerce platforms. In addition, according to the Government Procurement Law of the PRC, organizations such as government agencies, schools, hospitals, public enterprises and institutions, can only establish a business relationship with us through governmental and open procurement platforms. Potential customers set procurement requirements to attract enterprises to participate in fair competition, and through evaluation by experts, finally select high-quality enterprises with good performance and brand reputation. With successful bidding experience on the procurement platform, we are well-recognized and enabled to obtain more customer resources, increase our business volume, improve business performance, and further enhance our brand reputation and market position. China Tendering and Bidding Public Service Platform and Zhongzhao United Bidding and Purchasing Network are the two platforms we often use.

For the fiscal years ended June 30, 2024, 2023 and 2022, we had 120, 150 and 141 customers, respectively. The approximate proportion of revenue from different customers to our total revenue for the year ended June 30, 2024 is as follows:

●	hotels: 49.0%

●	schools and educational institutions: 5.8%

●	hospitals: 14.8%

●	other state-owned enterprises: 12.2%

●	other enterprises: 18.2%

Since our establishment, our Operating Subsidiaries developed a good brand reputation in the industry by expanding the market through participating in bidding projects, and our Operating Subsidiaries are also the preferred supplier for high-end hotels in Shanghai and Jiangsu.

Number	Customer Name	% of total revenue for the year ended June 30, 2024
1	Changshu Longteng Special Steel Co.,Ltd.	27.4%
2	Chongqing Jiafa Investment Management Co., Ltd	10.2%
3	Yangzhou Hainiu Kitchen Industry Co.,Ltd	8.7%

Number	Customer Name	% of total revenue for the year ended June 30, 2023
1	Guangzhou Electromechanical Installation Co., Ltd.	20.4%
2	Hangzhou Metro Group Co., Ltd.	7.3%
3	Suzhou Xihua Maternal and Child Health Hospital Co., Ltd.	5.1%

Number	Customer Name	% of total revenue for the year ended June 30, 2022
1	Ningbo Bainian Jiacheng Kitchen Engineering Co., Ltd	10%
2	Taicang Culture and Education Investment Group Co., Ltd	10%
3	Wuxi Pioneer Intelligent Equipment Co., Ltd

Our Suppliers

At present, our Operating Subsidiaries have built a stable raw material supply channel. For steel plates, our Operating Subsidiaries usually make raw material contracts with our supplier, Wuxi Penghe Stainless Steel Co., Ltd.,Wuxi Qingzhirui Metal Materials Co., Ltd and Wuxi Qingkong Stainless Steel Co., Ltd., and place orders with them according to the actual quantities needed and order deadlines. Our Operating Subsidiaries receive the materials according to the terms of the contracts. Our Operating Subsidiaries maintain a certain amount of base stock of about 250~300 tons to meet our daily operational production demands. For other materials and equipment, our Operating Subsidiaries generally place orders with long-term suppliers such as Gaoda Food Equipment Co., Ltd. based on the actual quantity needed.

Number	Supplier Name	% of total cost for the year ended June 30, 2024
1	Wuxi Qingkong Stainless Steel Co., Ltd	6.3%
2	Williams Refrigeration(Dongguan)Limited	5.0%
3	Shanghai Zhongshi Machinery Equipment Co.,Ltd.	4.4%

Number	Supplier Name	% of total cost for the year ended June 30, 2023
1	Gaoda Food Equipment Co., Ltd.	6.0%
2	Yiyali Catering Equipment (Shanghai) Co., Ltd.	4.4%
3	Wuxi Penghe Stainless Steel Co., Ltd.	3.6%

Number	Supplier Name	% of total cost for the year ended June 30, 2022
1	Wuxi Penghe Stainless Steel Co., Ltd.	7%
2	Hobart Food Equipment Co., Ltd.	5%
3	Wuxi Otokunpu Stainless Steel Co., Ltd.	3%

Intellectual Property

We rely on trademarks, patents, and know-how, as well as contractual restrictions on information disclosure to protect our intellectual property rights. For more information, please refer to Item 4.D Property, Plants and Equipment – Intellectual Property at page 60 of this annual report.

Competition

The market for commercial kitchen appliances continues to evolve and is highly competitive. We experience competition and expect this competitive environment to continue. Our Operating Subsidiaries encounter direct competition from numerous other commercial kitchen appliances companies in the areas of the Yangtze River Delta. These competitors include Shanghai Jiuzong Restaurant Equipment Co., Ltd., Shanghai Dingda Stainless Steel Kitchen Equipment Manufacturing Co., Ltd., Hangzhou Jiulong Kitchenware Manufacturing Co., Ltd., Hangzhou Zhongxin Stainless Steel Products Co., Ltd., Wuxi Jinda Kitchen Equipment Co., Ltd., Nanjing Guanglong Kitchen Equipment and Engineering Co., Ltd., Yangzhou Hainiu Kictchen Equipment Co., Ltd., and Nanjing Huayi Hotel Equipment Manufacturing Engineering Co., Ltd.

Industry Overview

Commercial kitchen appliance is the collective term for kitchen appliance or cooking equipment and tools designed for commercial use. It refers to the large kitchen equipment used in hotels, colleges and universities, and staff canteens. This category generally includes cooking or heating equipment and processing equipment as well as supporting ventilation equipment, fume emission equipment, and so on.

With the development of China’s domestic economy and changes in residents’ consumption, the development space for commercial kitchen appliance is growing. The number of enterprises in the commercial kitchen appliance industry, the size of their personnel, the size of their assets and the size of their income keep growing, and by 2023, have reached 735 enterprises, 144,500 people, RMB 131.65 billion and RMB 98.45 billion, respectively, growing by 3.67%, 4.56%, 12.79% and 7.89% year-on-year respectively. From 2019 to 2023, the production scale of China’s commercial kitchenware industry has continued to expand. From 2019 to 2013, the production scale of China’s commercial kitchen appliance industry was RMB 78.35 billion, RMB 82.56 billion, RMB 88.57 billion, RMB 91.39 billion, RMB 98.63 billion, an increase of 7.92% in 2023, and an average annual growth of 5.92% from 2019 to 2023. The Investigation of the Current Situation of the Industry and Analysis of the Development Prospect of China’s Commercial Kitchen appliance Market (2024-2030) released by China Industry Research Network, commercial kitchen appliance is mainly produced in eastern China with Zhejiang Province as the center, southern China with Guangdong Province as the center and northern China with Shandong Province as the center.

Legal Proceedings

As of the date of this Annual Report, the Company is not involving in any legal or administrative litigation that may have a material adverse effect on the Company’s business, balance sheet, operating performance and cash flow.

We have taken measures to reduce the potential liability of platform operators in relevant regulations, such as data security, network security, etc. Our main subsidiaries registered under Chinese laws have complied with the relevant Chinese laws and regulations currently in force in all major aspects, and have obtained all the necessary licenses and approvals required for our business operations in China from the relevant government departments, and these licenses and approvals are still valid.

Regulation

Regulations on Production

In February 1993, the Standing Committee of the National People’s Congress passed the “Product Quality Law of the PRC”, which was amended three times in July 2000, August 2009 and December 2018. The law stipulates that enterprises are prohibited from producing and selling industrial products that do not meet the standards and requirements for safeguarding human health and personal or property safety. Producers and sellers shall establish and improve internal product quality management systems and assume responsibility for product quality in accordance with the law.

The Regulations of the PRC on the Administration of Production License for Industrial Products was passed in June 2005 and have been implemented since September 2005. The regulations stipulate that products listed in the catalogue shall apply for a production license to the local competent department. The production license is valid for five years. The enterprise shall ensure that the product quality is stable and qualified, and submit reports to the competent authority on a regular basis. The “Measures for the Implementation of the Regulations of the PRC on the Administration of Production License for Industrial Products” was approved by the General Administration of Quality Supervision, Inspection and Quarantine of the PRC in April 2014, and amended in November, 2022, detailing the relevant regulations on industrial production licenses and legal liabilities.

In June 2002, the Standing Committee of the National People’s Congress passed the “Production Safety Law of the PRC”, which was amended three times in August 2009, August 2014, and June 2021. The “Production Safety Law” clarifies that companies should strengthen safety production management, establish and improve all-employee safety production responsibility systems and safety production rules and regulations, increase safety production funds, materials, technology, and staff input, and improve safe production conditions. The State implements a system of investigating the responsibility for production safety accidents.

In November 2011, the Ministry of Health of the PRC issued the “GB 9684-2011 National Food Safety Standard-Stainless Steel Products”, which is applicable to food containers and food production and operation tools and equipment made of stainless steel as the main body. The Ministry of Health has studied the migration of heavy metals in different types of stainless steel and revised the restriction standards to strictly control food safety risks.

Regulations on the Installation of Catering Equipment

“Construction Law of the PRC” was passed in November 1997 and amended in April 2011 and April 2019. The construction activities refer to the construction of various types of houses and their ancillary facilities and installation activities of lines, pipelines, and equipment. Construction activities shall comply with the national construction engineering safety standards.

The Ministry of Housing and Urban-Rural Development of the PRC passed the “Qualification Standards for Construction Enterprises” in November 2014, dividing the professional contracting qualifications of construction mechanical and electrical installation projects into three levels. The first-level can undertake the installation of equipment, lines, and pipelines for various construction projects. The second-level can undertake the installation of equipment, lines, and pipelines for various construction projects less than 20 million yuan in a single contract. The third-level can undertake the installation of equipment, lines, and pipelines for various construction projects less than 10 million yuan in a single contract.

The State Council passed the “Regulations on Quality Management of Construction Projects” in January 2000, and revised some provisions in October 2017 and April 2019. The construction project mentioned in the Regulations refers to civil engineering, construction engineering, installation and decoration engineering of line, pipeline, and equipment. To engage in construction project activities, it is necessary to strictly implement the basic construction procedures and adhere to the principle of the survey, design, and construction in sequence. The construction party shall obtain the qualification certificate of the corresponding level in accordance with the law, and undertake the project within the scope permitted by the qualification level.

he Standing Committee of the National People’s Congress passed the “Law of the PRC on Tenders and Bids” in August 1999 and revised it in December 2017. The following construction projects within the territory of the PRC, including the survey, design, construction, supervision of the project, and the procurement of important equipment and materials related to the construction of the project, must be tendered: (1) Large-scale infrastructure, public utilities, etc. related to social projects of public interest and safety; (2) Projects that use state-owned funds for investment or state financing in whole or in part; (3) Projects that use loans and aid funds from international organizations or foreign governments. The winning bidder shall perform its obligations in accordance with the contract and complete the winning project.

The “Law of the PRC on Energy Conservation” was passed by the Standing Committee of the National People’s Congress in November 1997, amended in October 2007, and revised twice in July 2016 and October 2018. The construction, design, and supervision parties of projects shall abide by the energy conservation standards.

Regulations on the Safety and Hygiene of Catering Services

The Food Safety Law of the PRC was promulgated on February 28, 2009, and was revised three times in April 2015, December 2018, and April 2021. The law stipulates the basic hygiene requirements and management guidelines for the catering industry’s location and environment, processing and business premises, catering tools and equipment, hygiene management, raw and auxiliary materials, and processing operations.

The “Regulations for the Implementation of the Food Safety Law of the PRC” are formulated in accordance with the “Food Safety Law of the PRC”. It was promulgated by the State Council of the PRC on July 20, 2009, and revised twice in February 2016 and December 2019.

The implementation regulations stipulate that food producers and operators shall engage in activities in accordance with laws, regulations, and food safety standards, establish and improve food safety management systems, and take effective measures to prevent and control food safety risks to ensure food safety.

The National Food Safety Standards Review Committee issued the “General Hygiene Code for Food Production” in 2013, which stipulates the basic requirements and guidelines of places, facilities, and personnel in the procurement, processing, packaging, storage, and transportation of raw materials in the process of food production.

The State Administration for Market Regulation issued the “Code of Practice for Food Safety in Catering Services” in June 2018, which covers standards and basic specifications for all aspects of catering services such as catering service establishments, food handling, cleaning operations, and cleaning of tableware.

The Ministry of Health promulgated the “Sanitary Standards for Disinfection of Food (Drinking) Utensils” in 2007, which is applicable to the food (drinking) utensils of catering enterprises such as hotels, restaurants, canteens, etc. The sanitary standard stipulates that there should be special storage cabinets for disinfection of food (drinking) utensils, and that food (drinking) utensils and disinfection equipment should comply with relevant national health regulations.

In 2001, the country formally promulgated the “Emission Standard of Cooking Fume”, which stipulated the maximum allowable emission concentration of oil fume per unit of the catering industry and the minimum removal efficiency of oil fume purification facilities.

Regulations on Foreign Investment in China

The establishment, operation, and management of companies in China are governed by the PRC Company Law, as amended in 2005, 2013, and 2018. The PRC Company Law applies to both PRC domestic companies and foreign-invested companies. The direct or indirect investment activities of a foreign investor shall be governed by the PRC Foreign Investment Law and its implementation rules. The PRC Foreign Investment Law is promulgated by the National People’s Congress on March 15, 2019, and was effective on January 1, 2020, which replaced the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law, and the PRC Wholly Foreign-owned Enterprise Law. The Foreign Investment Law adopts the administrative system of pre-entry national treatment along with a negative list for foreign investments, establishing the basic framework for the access to, and the promotion, protection, and administration of foreign investments in view of investment protection and fair competition.

Pursuant to the Foreign Investment Law, “foreign investments” refers to any direct or indirect investment activities conducted by any foreign individual, enterprise, or organization (collectively referred to as “foreign investors”) in the PRC, which includes any of the following circumstances: (i) foreign investors establishing foreign-invested enterprises, or FIEs, in the PRC solely or jointly with other investors; (ii) foreign investors acquiring shares, equity interests, property portions or other similar rights and interests thereof within the PRC; (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors; and (iv) other forms of investments as defined by laws, regulations, or as otherwise stipulated by the State Council. According to the Foreign Investment Law, the State Council shall promulgate or approve a list of special administrative measures for market access of foreign investments, or the Negative List. The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the Negative List. The Foreign Investment Law provides that foreign investors shall not invest in the “prohibited” industries and shall meet certain requirements as stipulated under the Negative List for investing in “restricted” industries.

In addition, the Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, (i) that local governments shall abide by their commitments to the foreign investors; (ii) FIEs are allowed to issue stock and corporate bonds; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; (iii) mandatory technology transfer is prohibited; and (iv) the capital contributions, profits, capital gains, proceeds out of asset disposal, licensing fees of intellectual property rights, indemnity or compensation legally obtained, or proceeds received upon settlement by foreign investors within the PRC, may be freely remitted inward and outward in RMB or a foreign currency. Also, foreign investors or FIEs should assume legal liabilities for failing to report investment information in accordance with the requirements. Furthermore, the Implementation Rules of Foreign Investment Law provides that FIEs established prior to the effectiveness of the Foreign Investment Law may maintain their legal form and structure of corporate governance within five years after January 1, 2020.

On December 26, 2019, the State Council further issued the Implementation Rules of Foreign Investment Law, which came into effect on January 1, 2020, and replaced the Regulations on Implementing the PRC Equity Joint Venture Law, Provisional Regulations on the Duration of PRC Equity Joint Venture Law, the Regulations on Implementing the PRC Cooperative Joint Venture Law, and the Regulations on Implementing the PRC Wholly Foreign-owned Enterprise Law. The Regulations on Implementing the PRC Foreign Investment Law restates certain principles of the Foreign Investment Law and further provides that, among others, (i) if an FIE established prior to the effective date of the Foreign Investment Law fails to adjust its legal form or governance structure to comply with the provisions of the Companies Law of the PRC or the Partnership Enterprises Law of the PRC, as applicable, and complete amendment registration before January 1, 2025, the enterprise registration authority will not process other registration matters of the FIE and may public such non-compliance thereafter; and (ii) the provisions regarding equity interest transfer and distribution of profits and remaining assets as stipulated in the contracts among the joint venture parties of an FIE established before the effective date of the Foreign Investment Law may, after adjustment of the legal form and governing structure of such FIE, remain binding upon the parties during the joint venture term of the enterprise.

On June 23, 2020, the National Development and Reform Commission, or the NDRC, and the Ministry of Commerce promulgated the Special Administrative Measures for Access of Foreign Investment (Negative List) (2021 Edition), or the 2021 Negative List, which amended in December 2021 and came into effect on January 1, 2022. In addition, the NDRC and the Ministry of Commerce promulgated the Encouraged Industry Catalogue for Foreign Investment (2020 Edition), or the 2020 Encouraged Industry Catalogue, which was promulgated on December 27, 2020, and came into effect on January 27, 2021 and amended in 2022. Industries not listed in the 2020 Negative List and 2020 Encouraged Industry Catalogue are generally open for foreign investments unless specifically restricted by other PRC laws. The establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority equity interests in such joint ventures. In addition, foreign investment in projects in a restricted category is subject to government approvals. Foreign investors are not allowed to invest in industries in the prohibited category.

Pursuant to the Provisional Administrative Measures on Establishment and Modifications (Filing) for Foreign Invested Enterprises promulgated by the Ministry of Commerce on October 8, 2016, and amended in 2017 and 2018, establishment and changes of FIEs not subject to approvals under the special entry management measures shall be filed with the relevant commerce authorities. However, as the PRC Foreign Investment Law has taken effect, the Ministry of Commerce and the State Administration for Market Regulation, or the SAMR, jointly approved the Foreign Investment Information Report Measures on December 19, 2019, which has been in effect since January 1, 2020. According to the Foreign Investment Information Report Measures, which repealed the Provisional Administrative Measures on Establishment and Modifications (Filing) for Foreign Invested Enterprises, foreign investors or FIEs shall report their investment-related information to the competent local counterparts of the Ministry of Commerce through Enterprise Registration System and National Enterprise Credit Information Notification System.

Regulations on Intellectual Property Rights

Patent Law

Pursuant to the Patent Law of the PRC, or the Patent Law, promulgated by the SCNPC on March 12, 1984, as later amended on October 17, 2020, and became effective on June 1, 2021, and the Implementation Rules of the Patent Law of the PRC, promulgated by the State Council on June 15, 2001, and later amended on January 9, 2010, there are three types of patents in the PRC: invention patent, utility model patent and design patent. The protection period is 20 years for invention patents and 10 years for utility model patents and design patents, commencing from their respective application dates. Any individual or entity that utilizes a patent or conducts any other activity in infringement of a patent without prior authorization of the patentee shall pay compensation to the patentee and is subject to a fine imposed by relevant administrative authorities and, if constituting a crime, shall be held criminally liable in accordance with the law. In the event that a patent is owned by two or more co-owners without an agreement regarding the distribution of revenue generated from the exploitation of any co-owner of the patent, such revenue shall be distributed among all the co-owners.

Existing patents can become narrowed, invalid or unenforceable due to a variety of grounds, including lack of novelty, creativity, and deficiencies in patent application. In China, a patent must have novelty, creativity and practical applicability. Under the Patent Law, novelty means that before a patent application is filed, no identical invention or utility model has been publicly disclosed in any publication in China or overseas or has been publicly used or made known to the public by any other means, whether in or outside of China, nor has any other person filed with the patent authority an application that describes an identical invention or utility model and is recorded in patent application documents or patent documents published after the filing date. Creativity means that, compared with existing technology, an invention has prominent substantial features and represents notable progress, and a utility model has substantial features and represents any progress. Practical applicability means an invention or utility model can be manufactured or used and may produce positive results. Patents in China are filed with the State Intellectual Property Office, or SIPO. Normally, the SIPO publishes an application for an invention patent within 18 months after the filing date, which may be shortened at the request of applicant. The applicant must apply to the SIPO for a substantive examination within 3 years from the date of application.

Regulations on Copyrights

The PRC Copyright Law, which became effective on June 1, 1991 and amended in 2001, 2010 and 2020, provides that Chinese citizens, legal persons, or other organizations own copyrights in their copyrightable works, whether published or not, which include, works of literature, art, natural science, social science, engineering technology, and computer software. Copyright owners enjoy certain legal rights, including right of publication, right of authorship, and right of reproduction. The Copyright Law as revised in 2010 extends copyright protection to internet activities, products disseminated over the internet, and software products. In addition, the Copyright Law provides for a voluntary registration system administered by the China Copyright Protection Center. Pursuant to the Copyright Law, an infringer of a copyright is subject to various civil liabilities, which include ceasing infringement activities, apologizing to the copyright owners, and compensating the loss of the copyright owners. Infringers of copyrights may also be subject to fines and/or administrative or criminal liabilities in severe situations.

Pursuant to the Computer Software Copyright Protection Regulations promulgated by the State Council on December 20, 2001 and amended in 2013, the software copyright owner may go through the registration formalities with a software registration authority recognized by the State Council’s copyright administrative department. The software copyright owner may authorize others to exercise that copyright and is entitled to receive remuneration.

Trademark Law

Trademarks are protected under the PRC Trademark Law, which was adopted on August 23, 1982 and subsequently amended in 1993, 2001, 2013, and 2019, and the Implementation Regulations of the PRC Trademark Law adopted by the State Council in 2002 and most recently amended in 2014. The Trademark Office under the State Administration for Market Regulation (formally known as the State Administration for Industry and Commerce) handles trademark registrations. The Trademark Office grants a ten-year term to registered trademarks and the term may be renewed for another ten-year period upon request by the trademark owner. A trademark registrant may license its registered trademarks to another party by entering into trademark license agreements, which must be filed with the Trademark Office for the record. As with patents, the Trademark Law has adopted a first-to-file principle with respect to trademark registration. If a trademark applied for is identical or similar to another trademark which has already been registered or subject to a preliminary examination and approval for use on the same or similar kinds of products or services, such a trademark application may be rejected. Any person applying for the registration of a trademark may not infringe on existing trademark rights first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such other party’s use.

Regulations on Domain Names

The MIIT promulgated the Measures on Administration of Internet Domain Names on August 24, 2017, which became effective on November 1, 2017, and replaced the Administrative Measures on China Internet Domain Names promulgated by the MIIT on November 5, 2004. Pursuant to these measures, the MIIT oversees the administration of PRC internet domain names. The domain name registration follows a first-to-file principle. Applicants for registration of domain names must provide the true, accurate, and complete information of their identities to domain name registration service institutions. The applicants will become the holder of such domain names upon the completion of the registration procedure.

Regulations on Foreign Exchange

General Administration of Foreign Exchange

Under the PRC Foreign Currency Administration Rules promulgated on January 29, 1996 and most recently amended in 2008 and various regulations issued by the SAFE, and other relevant PRC government authorities, Renminbi is convertible into other currencies for current account items, such as trade-related receipts and payments and payment of interest and dividends. The conversion of Renminbi into other currencies and remittance of the converted foreign currency outside China for capital account items, such as direct equity investments, loans, and repatriation of investment, requires the prior approval from SAFE or its local branch.

Payments for transactions that take place in China must be made in Renminbi. Unless otherwise approved, PRC companies may not repatriate foreign currency payments received from abroad or retain the same abroad. FIEs may retain foreign exchange proceeds in accounts with designated foreign exchange banks under the current account items subject to a cap set by SAFE or its local branch. Foreign exchange proceeds under the current accounts may be either retained or sold to a financial institution engaged in settlement and sale of foreign exchange pursuant to relevant SAFE rules and regulations. For foreign exchange proceeds under the capital accounts, approval from SAFE is generally required for the retention or sale of such proceeds to a financial institution engaged in settlement and sale of foreign exchange.

Pursuant to the Circular of SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, which was promulgated on November 19, 2012, became effective on December 17, 2012, and amended in 2015, 2018 and 2019, approval of SAFE is not required for opening a foreign exchange account and depositing foreign exchange proceeds into the accounts relating to the direct investments. This circular also simplifies foreign exchange-related registration required for foreign investors to acquire equity interests of PRC companies and further improves the administration on foreign exchange settlement for FIEs.

The Circular on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Circular 13, which became effective on June 1, 2015 and amended in 2019, cancels the administrative approvals of foreign exchange registration of direct domestic investment and direct overseas investment and simplifies the procedure of foreign exchange-related registration. Pursuant to the SAFE Circular 13, when setting up a new FIE, investors should register with banks for direct domestic investment and direct overseas investment.

The Circular on Reforming the Management Approach Regarding the Settlement of Foreign Capital of Foreign-Invested Enterprise, which was promulgated on March 30, 2015, became effective on June 1, 2015, and amended on December 30, 2019, provides that an FIE may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange administration has confirmed monetary capital contribution rights and interests (or for which the bank has registered the injection of the monetary capital contribution into the account). Pursuant to this circular: FIEs are allowed to settle 100% of their foreign exchange capital on a discretionary basis; an FIE should truthfully use its capital for its own operational purposes within the scope of its business; and where an ordinary FIE makes a domestic equity investment with the amount of foreign exchanges settled, the FIE must first go through domestic re-investment registration and open a corresponding account for foreign exchange settlement pending payment with the foreign exchange administration or the bank at the place where it is registered.

The Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, which was promulgated and became effective on June 9, 2016, provides that enterprises registered in China may also convert their foreign debts from foreign currency into Renminbi on a self- discretionary basis. This circular also provides an integrated standard for conversion of foreign currency under capital account items (including, but not limited to, foreign currency capital and foreign debts) on a self-discretionary basis, which applies to all enterprises registered in China.

On January 26, 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, which stipulates several capital control measures with respect to the outbound remittance of profits from domestic entities to offshore entities, including: (i) banks should check board resolutions regarding profit distribution, the original version of tax filing records, and audited financial statements pursuant to the principle of genuine transactions; and (ii) domestic entities should hold income to account for previous years’ losses before remitting the profits. Moreover, pursuant to this circular, domestic entities should make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts, and other proof when completing the registration procedures in connection with an outbound investment.

On October 25, 2019, SAFE promulgated the Notice for Further Advancing the Facilitation of Cross-border Trade and Investment, which, among other things, allows all FIEs to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. However, since this circular is newly promulgated, it is unclear how SAFE and competent banks will carry it out in practice.

Based on the foregoing, if we intend to provide funding to our wholly or majority foreign-owned subsidiaries through capital injection at or after their establishment, we must register the establishment of and any follow-on capital increase in our wholly or majority foreign-owned subsidiaries with the SAMR or its local counterparts, file such via the enterprise registration system, and register such with the local banks for the foreign exchange-related matters.

Loans by the Foreign Companies to Their PRC Subsidiaries

A loan made by foreign investors as shareholders in an FIE is considered foreign debt in China and is regulated by various laws and regulations, including the PRC Regulation on Foreign Exchange Administration, the Interim Provisions on the Management of Foreign Debts, the Statistical Monitoring of Foreign Debt Tentative Provisions, the Detailed Rules for the Implementation of Provisional Regulations on Statistics and Supervision of Foreign Debt, and the Administrative Measures for Registration of Foreign Debt. Under these rules and regulations, a shareholder loan in the form of foreign debt made to a PRC entity does not require the prior approval of SAFE. However, such foreign debt must be registered with and recorded by SAFE or its local branches within fifteen business days after entering into the foreign debt contract. Pursuant to these rules and regulations, the balance of the foreign debts of an FIE cannot exceed the difference between the total investment and the registered capital of the FIE.

On January 12, 2017, the PBOC, promulgated the Notice of the PBOC on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or PBOC Notice No. 9. Pursuant to PBOC Notice No. 9, within a transition period of one year from January 12, 2017, FIEs may adopt the currently valid foreign debt management mechanism, or the mechanism as provided in PBOC Notice No. 9, at their own discretions. PBOC Notice No. 9 provides that enterprises may conduct independent cross-border financing in Renminbi or foreign currencies as required. Pursuant to PBOC Notice No. 9, the outstanding cross-border financing of an enterprise (the outstanding balance drawn, here and below) will be calculated using a risk-weighted approach and cannot exceed certain specified upper limits. PBOC Notice No. 9 further provides that the upper limit of risk-weighted outstanding cross-border financing for an enterprise is 200% of its net assets, or the Net Asset Limits. Enterprises must file with SAFE in its capital item information system after entering into the relevant cross-border financing contracts and prior to three business days before drawing any money from the foreign debts.

Based on the foregoing, if we provide funding to our wholly or majority foreign-owned subsidiaries through shareholder loans, the balance of such loans (i) cannot exceed the difference between the total investment and the registered capital of the subsidiaries and we will need to register such loans with SAFE or its local branches in the event that the currently valid foreign debt management mechanism applies, or (ii) will be subject to the risk-weighted approach and the Net Asset Limits and we will need to file the loans with SAFE in its information system in the event that the mechanism as provided in PBOC Notice No. 9 applies. Pursuant to PBOC Notice No. 9, after a transition period of one year from January 12, 2017, the PBOC and SAFE would determine the cross-border financing administration mechanism for the FIEs after evaluating the overall implementation of PBOC Notice No. 9. As of the date hereof, neither the PBOC nor SAFE has promulgated and made public any further rules, regulations, notices, or circulars in this regard. It is uncertain which mechanism will be adopted by the PBOC and SAFE in the future and what statutory limits will be imposed on us when providing loans to our PRC Subsidiaries.

Offshore Investment

Under the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, effective July 4, 2014, PRC residents are required to register with the local SAFE branch prior to the establishment or control of an offshore special purpose vehicle, which is defined as an offshore enterprise directly established or indirectly controlled by PRC residents for investment and financing purposes, with the enterprise assets or interests PRC residents hold in China or overseas. The term “control” means to obtain the operating rights, right to proceeds, or decision-making power of a special purpose vehicle through acquisition, trust, holding shares on behalf of others, voting rights, repurchase, convertible bonds, or other means. An amendment to registration or subsequent filing with the local SAFE branch by such PRC residents is also required if there is any change in the basic information of the offshore company or any material change with respect to the capital of the offshore company. At the same time, SAFE has issued the Operation Guidance for the Issues Concerning Foreign Exchange Administration over Round-Trip Investment regarding the procedures for SAFE registration under SAFE Circular 37, which became effective on July 4, 2014, as an attachment of SAFE Circular 37.

Under the relevant rules, failure to comply with the registration procedures set forth in SAFE Circular 37 may result in bans on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliates, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.

Regulations on Dividend Distributions

The principal laws and regulations regulating the distribution of dividends by FIEs in China include the PRC Company Law, as amended in 2004, 2005, 2013, and 2018, and the 2019 PRC Foreign Investment Law and its Implementation Rules. Under the current regulatory regime in China, FIEs in China may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is required to set aside as statutory reserve funds at least 10% of its after-tax profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital, unless laws regarding foreign investment provide otherwise. A PRC company cannot distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations on Taxation

Enterprise Income Tax

On March 16, 2007, the National People’s Congress promulgated the PRC Enterprise Income Tax Law, which was amended on February 24, 2017 and December 29, 2018. On December 6, 2007, the State Council enacted the Regulations for the Implementation of the Enterprise Income Tax Law, which became effective on January 1, 2008 and was amended on April 23, 2019. Under the Enterprise Income Tax Law and the relevant implementing regulations, both resident enterprises and non-resident enterprises are subject to tax in China. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within China. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside China, but have established institutions or premises in China, or have no such established institutions or premises but have income generated from inside China. Under the Enterprise Income Tax Law and relevant implementing regulations, a uniform corporate income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in China, or if they have formed permanent establishments or premises in China but there is no actual relationship between the relevant income derived in China and the established institutions or premises set up by them, withholding income tax is set at the rate of 10% with respect to their income sourced from inside the PRC.

Value-Added Tax

The PRC Provisional Regulations on Value-Added Tax were promulgated by the State Council on December 13, 1993, became effective on January 1, 1994, and were subsequently amended from time to time. The Detailed Rules for the Implementation of the PRC Provisional Regulations on Value-Added Tax (2011 Revision) were promulgated by the Ministry of Finance on December 25, 1993 and subsequently amended in 2008 and 2011. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the PRC Provisional Regulations on Business Tax and Amending the PRC Provisional Regulations on Value-Added Tax. Pursuant to these regulations, rules and decisions, all enterprises and individuals engaged in sale of goods, provision of processing, repair, and replacement services, sales of services, intangible assets, real property, and the importation of goods within the PRC are value-added tax, or VAT, taxpayers. On March 20, 2019, the Ministry of Finance, the SAT, and the General Administration of Customs jointly issued the Announcement on Relevant Policies on Deepening the Reform of Value-Added Tax. Pursuant to this announcement, the generally applicable VAT rates are simplified as 13%, 9%, 6%, and 0%, which became effective on April 1, 2019, and the VAT rate applicable to small-scale taxpayers is 3%. If a small-scale taxpayer’s total monthly sales amount does not exceed RMB100 thousand and its quarterly sales volume does not exceed RMB300 thousand, the VAT will be exempted.

Dividend Withholding Tax

The Enterprise Income Tax Law and its implementation rules provide that since January 1, 2008, an income tax withholding rate of 10% will normally apply to dividends declared to non-PRC resident investors that do not have an establishment or place of business in China, or that have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within China.

Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have met the relevant conditions and requirements under this arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. Pursuant to the Circular on Several Questions regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by SAT and became effective on April 1, 2018, when determining the applicant’s status as the “beneficial owner” regarding tax treatment in connection with dividends, interest, or royalties in the tax treaties, several factors, including, without limitation, whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in a third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant any tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and such factors will be analyzed according to the actual circumstances of the specific cases.

Tax on Indirect Transfer

On February 3, 2015, SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non PRC Resident Enterprises, or Bulletin 7. Pursuant to Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be recharacterized and treated as a direct transfer of PRC taxable assets if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” in the transaction arrangement, features to be taken into consideration include, inter alia, whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have a real commercial nature which is evidenced by their actual function and risk exposure. Pursuant to Bulletin 7, where the payer fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares are acquired on a public stock exchange. On October 17, 2017, SAT issued the Announcement of the SAT on Issues Concerning the Withholding of Non- resident Enterprise Income Tax at Source, or Bulletin 37, which was amended by the Announcement of the SAT on Revising Certain Taxation Normative Documents issued on June 15, 2018 by SAT. Bulletin 37 further elaborates the relevant implemental rules regarding the calculation, reporting, and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of Bulletin 7. Bulletin 7 may be determined by the tax authorities to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-resident enterprises, being the transferors, are involved.

Regulations on Employment

Labor Contract Law

The PRC Labor Contract Law, which became effective on January 1, 2008 and amended in 2012, primarily aims at regulating rights and obligations of employment relationships, including the establishment, performance, and termination of labor contracts. Pursuant to the Labor Contract Law, labor contracts must be executed in writing if labor relationships are to be or have been established between employers and employees. Employers are prohibited from forcing employees to work above certain time limits and employers must pay employees for overtime work in accordance with national regulations. In addition, employees’ wages must not be lower than local standards on minimum wages and must be paid to employees in a timely manner.

Social Insurance

As required under the Regulation of Insurance for Labor Injury implemented on January 1, 2004 and amended in 2010, the Provisional Measures for Maternity Insurance of Employees of Corporations implemented on January 1, 1995, the Decisions on the Establishment of a Unified Program for Old-Aged Pension Insurance of the State Council issued on July 16, 1997, the Decisions on the Establishment of the Medical Insurance Program for Urban Workers of the State Council promulgated on December 14, 1998, the Unemployment Insurance Measures promulgated on January 22, 1999, and the PRC Social Insurance Law implemented on July 1, 2011 and amended on December 29, 2018, employers are required to provide their employees in China with welfare benefits covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, and medical insurance. These payments are made to local administrative authorities. Any employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a prescribed time limit and be subject to a late fee. If the employer still fails to rectify the failure to make the relevant contributions within the prescribed time, it may be subject to a fine ranging from one to three times the amount overdue. On July 20, 2018, the General Office of the State Council issued the Plan for Reforming the State and Local Tax Collection and Administration Systems, which stipulated that SAT would become solely responsible for collecting social insurance premiums.

Housing Fund

In accordance with the Regulations on the Administration of Housing Funds, which was promulgated by the State Council in 1999 and amended in 2002 and 2019, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employers and employees are also required to pay and deposit housing funds, with an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time.

M&A Rules and Overseas Listing

On August 8, 2006, six PRC governmental and regulatory agencies, including the Ministry of Commerce and the CSRC, promulgated the M&A Rules governing the mergers and acquisitions of domestic enterprises by foreign investors, which became effective on September 8, 2006, and was revised in 2009. The M&A Rules, among other things, require that if an overseas company established or controlled by PRC companies or PRC citizens intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC citizens, such acquisition must be submitted to the Ministry of Commerce for approval. The M&A Rules also require that an offshore special purpose vehicle, or a special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by PRC companies or individuals, shall obtain the approval of the CSRC prior to overseas listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On December 23, 2021, Li Bang Investment (with Huang Feng holding 85% and Li Funa holding 15% of the shares), Wuxi Li Bang’s sole shareholder, transferred 100% of the share equity of Wuxi Li Bang to WFOE. On December 24, 2021, Li Bang Investment, Li Bang Kitchen Appliance’s sole shareholder, transferred 100% of the share equity of Li Bang Kitchen Appliance to WFOE for RMB30,000. On November 24, 2021, Li Bang Investment and Huang Feng transferred all of their share equity in Suzhou Deji to WFOE for free.

On February 17, 2023, the CSRC announced the Circular on the Administrative Arrangements for Filing of Securities Offering and Listing by Domestic Companies, or the Circular, and released a set of new regulations which consists of the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines. On the same date, the CSRC also released the Notice on the Arrangements for the Filing Management of Overseas Listing of Domestic Companies, or the Notice. The Trial Measures came into effect on March 31, 2023. The Trial Measures refine the regulatory system by subjecting both direct and indirect overseas offering and listing activities to the CSRC filing-based administration. Requirements for filing entities, time points and procedures are specified. A PRC domestic company that seeks to offer and list securities in overseas markets shall fulfill the filing procedure with the CSRC per the requirements of the Trial Measures. Where a PRC domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC. The Trial Measures also lay out requirements for the reporting of material events. Breaches of the Trial Measures, such as offering and listing securities overseas without fulfilling the filing procedures, shall bear legal liabilities, including a fine between RMB 1.0 million (approximately $140,000) and RMB 10.0 million (approximately $1.4 million), and the Trial Measures heighten the cost for offenders by enforcing accountability with administrative penalties and incorporating the compliance status of relevant market participants into the Securities Market Integrity Archives.

According to the Circular, since the date of effectiveness of the Trial Measures on March 31, 2023, PRC domestic enterprises falling within the scope of filing that have been listed overseas or met the following circumstances are “existing enterprises”: before the effectiveness of the Trial Measures on March 31, 2023, the application for indirect overseas issuance and listing has been approved by the overseas regulators or overseas stock exchanges (such as the registration statement has become effective on the U.S. market), it is not required to perform issuance and listing supervision procedures of the overseas regulators or overseas stock exchanges, and the overseas issuance and listing will be completed by September 30, 2023. Existing enterprises are not required to file with the CSRC immediately, and filings with the CSRC should be made as required if they involve refinancings and other filing matters. PRC domestic enterprises that have submitted valid applications for overseas issuance and listing but have not been approved by overseas regulatory authorities or overseas stock exchanges at the date of effectiveness of the Trial Measures on March 31, 2023 can reasonably arrange the timing of filing applications with the CSRC and shall complete the filing with the CSRC before the overseas issuance and listing.

4.C. Organizational structure

Li Bang International was incorporated on July 8, 2021 under the laws of the Cayman Islands. As a holding company with no material operations of our own, we primarily conduct our operations through our subsidiaries Li Bang HK, Li Bang Intelligent Technology or Li Bang WFOE, Suzhou Deji, Wuxi Li Bang, Li Bang Kitchen Appliance, Yangzhou Bangshijie, Nanjing Bangshijie

The following chart shows our corporate structure as of the date of this Annual Report, including our majority-owned subsidiaries:

Direct and indirect subsidiaries

Li Bang HK was incorporated on July 26, 2021 under the laws of Hong Kong. Li Bang HK is a wholly owned subsidiary of Li Bang International. It is a holding company and is not actively engaged in any business.

Li Bang Intelligent Technology or Li Bang WFOE was incorporated on August 18, 2021 under the laws of the PRC. Li Bang WFOE is a wholly owned subsidiary of Li Bang HK and is not actively engaged in any business.

Suzhou Deji was incorporated on April 8, 2010 under the laws of the PRC. Suzhou Deji is a wholly owned subsidiary of Li Bang WFOE and is one of our operating entities.

Wuxi Li Bang was incorporated on May 18, 2007 under the laws of the PRC. Wuxi Li Bang is a wholly owned subsidiary of Li Bang WFOE and is one of our operating entities.

Li Bang Kitchen Appliance was incorporated on March 22, 2019 under the laws of the PRC. Li Bang Kitchen Appliance is a wholly owned subsidiary of Li Bang WFOE and is one of our operating entities.

Yangzhou Bangshijie was incorporated on December 2, 2019 under the laws of the PRC. Yangzhou Bangshijie is a majority owned subsidiary of Li Bang Kitchen Appliance and is one of our operating entities.

Nanjing Bangshijie was incorporated on November 25, 2015 under the laws of the PRC. Nanjing Bangshijie is a majority owned subsidiary of Li Bang Kitchen Appliance and is one of our operating entities.

4.D. Property, plants and equipment

Real property

Our Company is headquartered in No. 190 Xizhang Road, Gushan Town, Jiangyin City, Jiangsu Province, PRC. Our Operating Subsidiaries have the legal right to use state-owned land which covers an area of 14,000 square meters. And our Operating Subsidiaries have built our own factory on this land with a building area of 11,560 square meters.

No.	Location	Area	Term of use	Usage
1	190 Xizhang Road, Gushan Town	The building construction area is 11560 square meters	Until August 04, 2059	Autonomous production and operations
2	179 Xizhang Road, Gushan Town	The building construction area is 1999 square meters	Until December 13, 2051	Production house; lease to third parties (1)(2)

(1)	On February 1, 2022, Wuxi Li Bang leased part of the property located at No. 190 Xizhang Road, Gushan Town, Jiangyin City to Leiluo Intelligent Technology (Jiangsu) Co., Ltd. The term is three years and the rent is RMB1,800,000 (US$254,140) in total, and the annual rent is RMB 600,000 (US$84,700).

(2)	On February 10, 2021, Wuxi Li Bang entered into a lease with Jiangyin Shuaina Home Furniture Technology Co., Ltd. The term is six years and the rent is RMB3,750,000 (US$529,460) in total. The rent is paid yearly, and is RMB 600,000 (US$84,700) for the first three years and RMB 650,000 (US$91,770) for the following three years.

Intellectual Property

We rely on trademarks, patents, and know-how, as well as contractual restrictions on information disclosure to protect our intellectual property rights. Our Operating Subsidiaries have signed relevant confidentiality agreements or clauses with our employees, certain customers, and suppliers, and rely on such confidentiality agreements or clauses and other protections of our technical knowledge to maintain our technological advantages in products and designs.

Protecting our intellectual property is a strategic focus of our business. Our Operating Subsidiaries do not rely on intellectual property rights authorized by third parties for our business operations.

As of the date of this Annual Report, our Operating Subsidiaries have 19 registered trademarks, 56 registered patents, and 1 registered domain name.

Trademarks

Our Operating Subsidiaries own the following trademarks:

14894723	2014-06-20	2015-07-28	2025-07-27		PRC	Wuxi Li Bang
Trademark Number	File Date	Issue Date	Expiration Date	Trademark Name	Jurisdiction	Owner
5217445	2006/03/16	2009/08/14	2029-08-13		PRC	Wuxi Li Bang

6502253	2008-01-10	2010-05-28	2030-05-27		PRC	Wuxi Li Bang

14894685	2014-06-20	2015-10-28	2025-10-27		PRC	Wuxi Li Bang

14894639	2014-06-20	2015-07-28	2025-07-27		PRC	Wuxi Li Bang

14894476	2014-06-20	2015-08-14	2025-08-13		PRC	Wuxi Li Bang

14894573	2014-06-20	2015-08-14	2025-08-13		PRC	Wuxi Li Bang

14894506	2014-06-20	2015-08-14	2025-08-13		PRC	Wuxi Li Bang

14894600	2014-06-20	2015-07-28	2025-07-27		PRC	Wuxi Li Bang

14894709	2014-06-20	2015-07-28	2025-07-27		PRC	Wuxi Li Bang

14894587	2014-06-20	2015-08-14	2025-08-13		PRC	Wuxi Li Bang

17708706	2015-08-19	2016-10-07	2026-10-06		PRC	Wuxi Li Bang

17708636	2015-08-19	2016-10-07	2026-10-06		PRC	Wuxi Li Bang

17708566	2015-08-19	2016-11-28	2026-11-27	PRC	Wuxi Li Bang

27519639	2017-11-16	2018-10-21	2028-10-20	PRC	Wuxi Li Bang

45922536	2020-04-29	2020-12-21	2030-12-20	PRC	Wuxi Li Bang

45908268	2020-04-29	2020-12-21	2030-12-20	PRC	Wuxi Li Bang

69970859	2023-03-06	2023-08-21	2033-08-20	PRC	Wuxi Li Bang

45910727	2020-04-29	2020-12-21	2030-12-20	PRC	Wuxi Li Bang

Patents

Our Operating Subsidiaries own the following 56 patents in the PRC:

No.	Title of the Invention	Patent Type	Patent Number	Public (Announcement) Date	Inventor
1	A structure-adjustable intelligent pressure cooker	Utility model	ZL 2020 2 1233448.5	2021-07-06	Wuxi Li Bang
2	An angle-adjustable intelligent stove	Utility model	ZL 2020 2 1236076.1	2021-05-07	Wuxi Li Bang
3	An automatic cooking equipment drawer-type serving sink	Invention authorization	ZL 2016 1 1198932.7	2023-07-25	Wuxi Li Bang
4	A tilting gas soup pot	Utility model	ZL 2020 2 1233449.X	2021-10-08	Wuxi Li Bang
5	A water curtain exhaust hood	Utility model	ZL 2021 2 3094816.X	2022-05-24	Wuxi Li Bang
6	An internal circulation thermal insulation cabinet	Utility model	ZL 2022 2 2665762.6	2023-02-03	Wuxi Li Bang
7	A meat defrosting machine	Utility model	ZL 2022 2 2837583.6	2023-03-14	Wuxi Li Bang
8	An automatic wok	Utility model	ZL 2023 2 2582574.1	2024-03-22	Wuxi Li Bang
9	An automatic cooking equipment	Invention authorization	ZL 2016 1 1198307.2	2018-12-18	Wuxi Li Bang

10	Double premixed electronic spray burner	Invention authorization	ZL 2012 1 0126388.0	2015-07-22	Wuxi Li Bang
11	Fierce Stove (Mushroom head)	Exterior design	ZL 2020 3 0519522.9	2021-02-05	Li Bang Kitchen Appliance
12	A digital display combination sterilizer	Utility model	ZL 2020 2 1435575.3	2021-06-11	Li Bang Kitchen Appliance
13	An insulation equipment with structure adjustable temperature and humidity regulation device	Utility model	ZL 2020 2 1435640.2	2021-08-20	Li Bang Kitchen Appliance
14	An intelligent digital display energy-saving rice steamer with built-in quick-release heat-conducting device	Utility model	ZL 2020 2 1435816.4	2021-06-11	Li Bang Kitchen Appliance
15	A structure adjustable CNC intelligent energy-saving steamer	Utility model	ZL 2020 2 1422637.7	2021-06-11	Li Bang Kitchen Appliance.
16	An oven	Utility model	ZL 2020 2 1306204.5	2021-02-26	Li Bang Kitchen Appliance
17	Small meal waste reduction crushing and deoiling machine	Utility model	ZL 2021 2 0465340.7	2021-12-21	Wuxi Li Bang
18	Automatic cleaning and energy saving trolley type steam cabinet	Utility model	ZL 2021 2 0529235.5	2021-12-10	Li Bang Kitchen Appliance
19	Intelligent high temperature sterilization and disinfection cabinet	Utility model	ZL 2021 2 0520656.1	2021-12-10	Li Bang Kitchen Appliance
20	A high thermal efficiency steam cabinet with steam generator	Utility model	ZL 2021 2 2034178.6	2022-01-11	Li Bang Kitchen Appliance
21	A kitchen waste treatment equipment with a separating cylinder that can be washed	Utility model	ZL 2021 2 2113582.2	2022-02-01	Li Bang Kitchen Appliance
22	A kitchen disinfection cabinet	Utility model	ZL 2021 2 2034609.9	2022-02-01	Li Bang Kitchen Appliance
23	An integrated steam generator and steam cabinet	Utility model	ZL 2021 2 2037829.7	2022-02-01	Li Bang Kitchen Appliance
24	An easy-to-open lid	Utility model	ZL 2021 2 2244045.1	2022-02-01	Li Bang Kitchen Appliance
25	a garbage disposal machine	Utility model	ZL 2021 2 2117198.X	2022-02-01	Li Bang Kitchen Appliance
26	A gas jet burner	Utility model	ZL 2021 2 2264503.8	2022-02-11	Li Bang Kitchen Appliance
27	Deodorant water head and pool	Utility model	ZL 2021 2 2236887.2	2022-02-11	Li Bang Kitchen Appliance
28	An all-in-one oil fume purification machine with multi-directional oil fume intake function	Utility model	ZL 2021 2 2263047.5	2022-03-18	Li Bang Kitchen Appliance
29	A kind of hot air circulation disinfection cabinet and cart	Utility model	ZL 2021 2 2301653.1	2022-03-22	Li Bang Kitchen Appliance
30	A soup pot stand	Utility model	ZL 2021 2 2302078.7	2022-05-10	Li Bang Kitchen Appliance
31	A tilting electric pressure cooker	Utility model	ZL 2021 2 0529818.8	2022-05-10	Wuxi Li Bang
32	A combustion furnace and its burner	Utility model	ZL 2020 2 1911952.6	2021-01-08	Li Bang Kitchen Appliance
33	A square rod electric field generator	Utility model	ZL 2020 2 0941031.8	2021-04-27	Li Bang Kitchen Appliance
34	An energy-saving steam cabinet	Utility model	ZL 2020 2 1304839.1	2021-04-27	Li Bang Kitchen Appliance

35	An electric field module of an air purifier	Utility model	ZL 2020 2 0939326.1	2021-04-27	Li Bang Kitchen Appliance
36	An electric field generator	Utility model	ZL 2020 2 0940929.3	2021-04-27	Li Bang Kitchen Appliance
37	An energy-saving furnace	Utility model	ZL 2020 2 1306201.1	2021-05-07	Li Bang Kitchen Appliance
38	A numerical control stove with a lateral fastening mechanism	Utility model	ZL 2020 2 1425707.4	2021-05-07	Li Bang Kitchen Appliance
39	An intelligent range hood with an inverted switching air intake mechanism	Utility model	ZL 2020 2 1422698.3	2021-05-07	Li Bang Kitchen Appliance
40	An electric field plate	Utility model	ZL 2020 2 0946216.8	2021-05-07	Li Bang Kitchen Appliance
41	An oil fume purification and deodorization machine	Utility model	ZL 2021 2 0522853.7	2021-11-05	Li Bang Kitchen Appliance
42	A steam cabinet	Utility model	ZL 2021 2 2035091.0	2022-02-01	Li Bang Kitchen Appliance
43	A double premixed side air inlet stove head	Utility model	ZL 2021 23092544.X	2022-05-24	Li Bang Kitchen Appliance
44	A gas pressure cooker	Utility model	ZL 2021 2 2360017.6	2022-11-15	Li Bang Kitchen Appliance
45	A conveyer chain plate	Utility model	ZL 2022 2 0202490.3	2022-07-12	Li Bang Kitchen Appliance
46	A water curtain exhaust smoke purification integrated machine	Utility model	ZL 2022 2 2171818.2	2023-01-06	Li Bang Kitchen Appliance
47	A combined type meal rotary recycling machine	Utility model	ZL 2022 2 2486302.7	2023-01-17	Li Bang Kitchen Appliance
48	A kind of pre-mixed mushroom head stove head	Utility model	ZL 2022 2 2486312.0	2023-03-07	Li Bang Kitchen Appliance
49	An electronic coupling gas valve for a stove	Utility model	ZL 2022 2 2837573.2	2023-03-07	Li Bang Kitchen Appliance
50	A side-inlet steam generator	Utility model	ZL 2022 2 2659643.X	2023-05-26	Li Bang Kitchen Appliance
51	An intelligent magnetic control premixed energy-saving stove	Utility model	ZL 2023 2 1707444.X	2024-01-12	Li Bang Kitchen Appliance
52	An integrated kitchen recycling and kitchen waste disposal machine	Utility model	ZL 2023 2 1707567.3	2024-01-16	Li Bang Kitchen Appliance
53	A conveyor belt chain plate	Exterior design	ZL 2022 3 0051027.9	2022-06-28	Li Bang Kitchen Appliance

Domain Names

Our Operating Subsidiaries have the right to use the following domain registration issued in the PRC:

Number	Issue Date	Expiration Date	Domain Name	Owner
1	2013-4-23	2025-04-23	libangco.com	Wuxi Li Bang

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our CFS and related notes that appear in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.”

Overview

Li Bang International Corporation Inc. (“Li Bang International”, “the Company”, “we”, “us”, “our” and similar terms) was incorporated in the Cayman Islands on July 8, 2021. We conduct our operations in China through our Operating Subsidiaries in China. The main business of our Operating Subsidiaries is to design, develop, produce and sell stainless steel commercial kitchen equipment in China under our “Li Bang” brand. Additionally, our Operating Subsidiaries provide customers with comprehensive services, from commercial kitchen design in the early stage to equipment installation and after-sales maintenance.

Our production plant in China is more than 10,000 square meters. We use modern production facilities and state-of-the-art procedures. Furthermore, as a new technology enterprise in Jiangsu Province, we fall within the scope of advanced technology enterprises that benefit from key national support for residential companies that employ continuous R&D activities and transformational technical achievements to form core independent intellectual property rights. On this basis, we carry out our business activities within the PRC and enjoy the advantage of a 15% preferential corporate income tax rate for companies that have been registered for more than one year. Our Company approaches technology R&D as the keystone principle to obtain new national invention patents, utility model patents, and for passing a number of system certifications. We have earned a great reputation in the industry by having our products featured in the Government Energy-Saving Equipment Catalog. The future of R&D in the manufacturing sector of commercial kitchen appliance equipment will trend toward automation, scale, service integration, intelligence, energy conservation, and environmental protection, and we expect our market prospects will be broader.

Our Operating Subsidiaries mainly undertake projects of middle- and high-end customer groups by bidding on contracts. Our customer base consists of international hotels, companies, public institutions, educational institutions, hospitals, and other facilities. Our Operating Subsidiaries provide customized design solutions for different types of customer groups. In addition, our Operating Subsidiaries have the qualification certificate of professional engineering construction and installation so that our Operating Subsidiaries can provide independent installation services.

Our Operating Subsidiaries sell products and provide services under our “Li Bang” brand, and our income comes from these sales, of which installation and after-sales services do not separately generate revenue. Our Operating Subsidiaries have established sustainable business relationships with clients in Shanghai, Jiangsu and Zhejiang by setting up branches and subsidiaries to provide after-sales services for local projects. In addition, Our Operating Subsidiaries are also actively building our sales network and client base in Shenzhen and Beijing, the sixth and second largest cities in China, respectively.

At the same time, Our Operating Subsidiaries always pay attention to the extension of services after the delivery of commercial kitchen equipment with our existing clients. Our Operating Subsidiaries vigorously promote our after-sales service module, providing technical consultation, training and guidance, post-sale upgrades, and other comprehensive supporting services to increase customer loyalty. The reputation we foster by doing so is conducive to enlarging our client base through gaining new customers.

Our Operating Subsidiaries are committed to making innovative and high-quality kitchen appliance products, and strive to become a first-class commercial kitchen appliance manufacturers in China. Our goal is to develop into a household name brand synonymous with the products we manufacture.

Our Organization

Li Bang International Corporation Inc. (“Li Bang International” or the “Company”) was incorporated in the Cayman Islands on July 8, 2021.

On July 8, 2021, the Company’s shareholders approved a Memorandum and Articles of Association, pursuant to which 500,000,000 shares were authorized as ordinary shares with a par value of $0.0001 per share, and the Company issued 10,000 ordinary shares. On July 15, 2022, in connection with the reorganization, the Company issued an additional 16,990,000 ordinary shares which was treated as a stock split. All references to the number of ordinary shares and per-share data in the accompanying CFS were retroactively adjusted to reflect such issuance of shares. The Company issued:

●	12,801,000 ordinary shares to Maple Huang Holdings Limited;

●	2,635,000 ordinary shares to Funa Lee Holdings Limited;

●	799,000 ordinary shares to Army Chan Holdings Limited; and

●	765,000 ordinary shares to Delight Wang Holdings Limited.

Of the 17,000,000 outstanding ordinary shares: 75.3% are owned by Maple Huang Holdings Limited, a British Virgin Islands(“BVI”) company, controlled by Huang Feng, our CEO and Chairman of the Board; and15.5% are owned by Funa Lee Holdings Limited, a BVI company, controlled by Li Funa, Huang Feng’s spouse. Therefore, Huang Feng beneficially owns 90.8% of the Company.

On July 26, 2021, Li Bang International formed its wholly owned subsidiary, Li Bang International Hong Kong Holdings Limited (“Li Bang HK”) in Hong Kong. On August 18, 2021, Li Bang HK formed its wholly owned subsidiary, Jiangsu Li Bang Intelligent Technology Co., Limited (“Li Bang Intelligent Technology” or “WOFE”) in PRC.

Suzhou Deji Kitchen Engineering Co., Limited (“Suzhou Deji”) is a limited liability company incorporated on April 8, 2010, under the laws of China. Wuxi Li Bang Kitchen Appliance Co., Limited (“Wuxi Li Bang”) is a limited liability company incorporated on May 18, 2007, under the laws of China. Li Bang Kitchen Appliance Co., Limited (“Li Bang Kitchen Appliance”) is a limited liability company incorporated on March 22, 2019, under the laws of China. On December 2, 2019, Li Bang Kitchen Appliance established a subsidiary in China, Yangzhou Bangshijie Kitchen Appliance Co., Ltd. (“Yangzhou Bangshijie”). On November 25, 2015, Wuxi Li Bang established one subsidiary in China, Nanjing Bangshijie Kitchen Appliance Co., Ltd. (“Nanjing Bangshijie”). In March 2019, Wuxi Li Bang transferred its ownership in Nanjing Bangshijie to Li Bang Kitchen Appliance.

Reorganization

A reorganization of Li Bang International’s legal entity structure (the “Reorganization”) was completed in 2022. The Reorganization involved the incorporation of Li Bang International and Li Bang Intelligent Technology, and the transfer of the 100% equity interest of Li Bang Kitchen Appliance, Suzhou Deji and Wuxi Li Bang. Consequently, Li Bang International, through its subsidiary Li Bang HK, directly controls Li Bang Kitchen Appliance, Suzhou Deji and Wuxi Li Bang, and became the ultimate holding company of all other entities mentioned above.

The Reorganization was accounted for as a recapitalization among entities under common control since the controlling shareholder, Huang Feng, controlled these entities before and after the Reorganization. The consolidation of Li Bang International and its subsidiaries (collectively, the “Company”) was accounted for at historical cost and prepared on the basis as if the aforementioned transactions became effective as of the beginning of the first period presented in the accompanying CFS. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

After the Reorganization, the Company’s corporate structure was as follows:

We generate revenues primarily from providing project and retail sales. Our total revenues decreased by approximately $3.21 million or 22.9%, from $14.0 million for the year ended June 30, 2023 to approximately $10.8 million for the year ended June 30, 2024. Our gross profit decreased by approximately $3.05 million or 53.0% from approximately $5.76 million for the year ended June 30, 2023, to $2.71 million the year ended June 30, 2024. Profit margin decreased by 16%, to 25.1% for the year ended June 30, 2024, from 41.1% for 2023. We had net loss of approximately $1.37 million and net income of approximately $0.61 million for the years ended June 30, 2024 and 2023, respectively.

Our total revenues increased by approximately $0.52 million or 3.9%, from $13.47 million for the year ended June 30, 2022 to approximately $14.0 million for the year ended June 30, 2023. Our gross profit increased by approximately $0.90 million or 18.6% from approximately $4.9 million for the year ended June 30, 2022, to $5.8 million the year ended June 30, 2023. Profit margin increased by 5.1%, to 41.1% for the year ended June 30, 2023, from 36.0% for 2022. We had net income of approximately $0.61 million and approximately $0.85 million for the years ended June 30, 2023 and 2022, respectively.

Factors Affecting Our Results of Operations

Government policies may impact our business and operating results.

We have not seen any significant impact of unfavorable government policies upon our business in recent years. However, our business and operating results will be affected by the overall economic growth and government policies in the PRC, and our products are currently eligible for certain favorable government tax and other incentives. Unfavorable changes in government policies and these incentives could affect the demand for our products and could materially and adversely affect our results of operations. However, we will seek to make adjustments as required if and when government policies shift.

Exchange rate fluctuations may significantly impact our business and profitability.

All of our operations are in the PRC. Thus, our revenue and operating results may be impacted by exchange rate fluctuations between RMB and U.S. dollars. For the fiscal years ended June 30, 2024 and 2023, we had an unrealized foreign currency translation gain of $79,844 and translation loss of $417,717 respectively, because of changes in the exchange rates. For the fiscal year ended June 30, 2022, we had an unrealized foreign currency translation loss of $198,530.

5.A. Operating Results.

Comparison of Results of Operations for the Years Ended June 30, 2024 and 2023

The following table summarizes our results of operations for the years ended June 30, 2024 and 2023, respectively, and provides information regarding the dollar and percentage increase or (decrease) during the relevant years.

	For the Years Ended June 30,
	2024		2023		Variance
	Amount	% of revenue	Amount	% of revenue	Amount	%
Revenues	$10,794,015	100.0%	$14,004,548	100.0%	$(3,210,533)	(22.9)%
Cost of revenues	(8,086,367)	(74.9)%	(8,246,591)	(58.9)%	160,224	(1.9)%
Gross profit	2,707,648	25.1%	5,757,957	41.1%	(3,050,309)	(53.0)%

Operating expenses:
Selling	831,252	7.7%	650,268	4.6%	180,984	27.8%
General and administrative	2,509,143	23.2%	2,646,569	18.9%	(137,426)	(5.2)%
Bad debts	1,084,649	10.0%	1,213,483	8.7%	(128,834)	(10.6)%
Total operating expenses	4,425,044	40.9%	4,510,320	32.2%	(85,276)	(1.9)%

(Loss) income from operations	(1,717,396)	(15.8)%	1,247,637	8.9%	(2,965,033)	(237.7)%

Other income (expense):
Interest expense	(430,639)	(4.0)%	(375,445)	(2.7)%	(55,194)	14.7%
Other income (expense), net	586,428	5.4%	(5,461)	0.0%	591,889	(10,838.5)%
Total other income (expense), net	155,789	1.4%	(380,906)	(2.7)%	536,695	(140.9)%

(Loss) income before provision for income taxes	(1,561,607)	(14.4)%	866,731	6.2%	(2,428,338)	(280.2)%

Income tax (benefit) expense	(187,720)	(1.7)%	252,611	1.8%	(440,331)	(174.3)%

Net (loss) income	(1,373,887)	(12.7)%	614,120	4.4%	(1,988,007)	(323.7)%
Net loss attributable to non-controlling interest	(2,746)	0.0%	(2,698)	0.0%	(48)	1.8%
Net (loss) income attributable to ordinary shareholders	$(1,371,141)	(12.7)%	$616,818	4.4%	$(1,987,959)	(322.3)%

Revenues

Currently, we have two revenue streams: project and retail sales. Revenue decreased by $3,210,533, or 22.9% to $10,794,015 for the year ended June 30, 2024 from $14,004,548 for 2023. The decrease in our revenues was attributable to the decrease in the revenue from project sales and retail sales.

The following table sets forth the breakdown of our revenues for the years ended June 30, 2024 and 2023:

	2024		2023		Variance
	Amount	%	Amount	%	Amount	%
Project revenues	$10,426,039	96.6%	$13,581,021	97.0%	$(3,154,982)	(23.2)%
Retail revenues	367,976	3.4%	423,527	3.0%	(55,551)	(13.1)%
Total	$10,794,015	100.0%	$14,004,548	100.0%	$(3,210,533)	(22.9)%

Revenues from project sales. Revenues from project sales were 96.6% and 97.0% of our total revenues for the years ended June 30, 2024 and 2023, respectively. Revenue for project sales decreased by $3,154,982 or 23.2% to $10,426,039 for the year ended June 30, 2024 from $13,581,021 for 2023. The decrease was primarily due to: 1) the slow-down of the PRC economy that negatively impacted the number of projects; 2) the change in the project-mix as a number of the Company expanded into high-end hotel kitchen projects and a number of them were ongoing as of June 30, 2024, and 3) average revenue per project decreased by $53,138 to $114,529 for the year ended June 30, 2024 from $167,667 for 2023. Lower average revenue per project as a result of the Company’s decision to enhance attract potential customers in the central and western regions of China, such as Chongqing and Xian and enhance brand awareness by lowering its project quotations.

Revenues from retail sales. Revenues from retail sales accounted for 3.4% and 3.0% of our total revenue for the years ended June 30, 2024 and 2023, respectively. Revenues from retail sales decreased by $55,551 or 13.1% to $367,976 for the years ended June 30, 2024 from $423,527 for 2023. The change in retail revenues is due primarily to the slowdown of the PRC economy.

Cost of Revenues

The table sets forth the breakdown of our cost of revenue for the years ended June 30, 2024 and 2023:

	2024		2023		Variance
	Amount	%	Amount	%	Amount	%
Project cost	$7,814,985	96.6%	$8,004,707	97.1%	$(189,722)	(2.4)%
Retail cost	271,382	3.4%	241,884	2.9%	29,498	12.2%
Total	$8,086,367	100.0%	$8,246,591	100.0%	$(160,224)	(1.9)%

Cost of project sales decreased by $189,722, or 2.4%, to $7,814,985 for the year ended June 30, 2024 from $8,004,707 for 2023. The decrease in cost of project sales was due primarily to the decrease in project revenues.

Cost of retail sales increased by $29,498 or 12.2% to $271,382 for the year ended June 30, 2023 from $241,884 for 2023. The increase was due mainly to higher labor costs and manufacturing costs in fiscal 2024. Labor costs and manufacturing costs accounted for 25.7% and 18.4% of retail costs for the years ended June 30, 2024 and 2023, respectively.

Gross Profit

Gross profit was $2,707,648 for the year ended June 30, 2024, a decrease of $3,050,309 from $5,757,957 for 2023. Profit margin decreased by 16.0%, to 25.1% for the year ended June 30, 2024, from 41.1% for 2023.

Our gross profit and profit margin by revenue types for the years ended June 30, 2024 and 2023 were as follows:

	2024		2023		Variance
	Gross profit	Margin %	Gross profit	Margin %	Gross profit	Margin %
Project revenues	$2,611,054	25.0%	$5,576,314	41.1%	$(2,965,260)	(16.1)%
Retail revenues	96,594	26.3%	181,643	42.9%	(85,049)	(16.6)%
Total	$2,707,648	25.1%	$5,757,957	41.1%	$(3,050,309)	(16.0)%

Gross profit for project sales decreased by $2,965,260 to $2,611,054 for the year ended June 30, 2024, as compared to $5,576,314 for 2023. Profit margin decreased by 16.1%, to 25.0% for the year ended June 30, 2024, from 41.1% for 2023. The decrease in gross profit was due to: 1) revenue for project sales decreased in fiscal 2024, 2) specification requirements for stainless steel plates used in the hotel projects accepted in this period are higher than other projects, which led to an increase in raw materials costs; and 3) the proportion of self-produced products in hotel projects is low, while the proportion of purchased parts is increasing, resulting in higher overall costs than other projects. Cost of purchased parts accounted for 59.3% and 51.1% of project costs for the years ended June 30, 2024 and 2023, respectively.

Gross profit for retail sales decreased to $96,594 for the year ended June 30, 2024 from $181,643 for 2023. Profit margin decreased by 16.6%, to 26.3% for the year ended June 30, 2024, from 42.9% for 2023, which was principally due to the increases in labor costs and manufacturing costs per unit of product.

Operating Expenses

	For the Years Ended June 30,
	2024		2023		Variance
	Amount	%	Amount	%	Amount	%
Selling	$831,252	18.8%	$650,268	14.4%	$180,984	27.8%
General and administrative	2,509,143	56.7%	2,646,569	58.7%	(137,426)	(5.2)%
Bad debts	1,084,649	24.5%	1,213,483	26.9%	(128,834)	(10.6)%
Total operating expenses	$4,425,044	100.0%	$4,510,320	100.0%	$(85,276)	(1.9)%

Selling Expenses

Selling expenses were $831,252 for the year ended June 30, 2024, an increase of $180,984, or 27.8%, from $650,268 for 2023. The increase was mainly due to: the increase in compensation of sales personnel, market expansion fees and design fees.

General and Administrative Expenses

Our general and administrative expenses were $2,509,143 for the year ended June 30, 2024, a decrease of $137,426 or 5.2%, from $2,646,569 for 2023. The decrease was mainly due to: a) employee salary decreased by $182,535; b) depreciation expense decreased by $22,146; net of c) entertainment expenses increased by $68,895.

Bad debt expense

Our bad debt expense was $1,084,649 for the year ended June 30, 2024, a decrease of $128,834 or 10.6%, from $1,213,483 for 2023.The decrease was mainly due to the collection of the accounts receivables from previous projects.

Other income (expense)

Interest expense

Interest expense increased by $55,194, or 14.7%, to $430,639 for the year ended June 30, 2024, from $375,445 for 2023, which was due to the increase in total outstanding loans in 2024 compared to 2023. Average loan balances were $10,321,053 and $8,273,552 for the years ended June 30, 2024 and 2023, respectively.

Other income (expense), net

Other income (expense), net increased by $591,889, or 10,838.5%, to income of $586,428 for the year ended June 30, 2024, from expense of $5,461 for 2023. The increase was mainly due to: a) brand charge revenue increased by $81,700; b) wasted sales revenue increased by $9,381; c) interest income from fixed deposits increased by $98,502; and d) government subsidies increased by $119,267. In addition, the Company paid taxes of $274,678 for previous years in the second half year of 2022, including VAT, corporate income tax, construction tax, and education tax, which led to the decrease in other income in fiscal 2023.

Income tax (benefit) expense

Our income tax benefit was $187,720 for the year ended June 30, 2024, an increase of $440,331, or 174.3% from expense of $252,611 for 2023. The increase is due mainly to the decline in taxable income in fiscal 2024.

Net (Loss) income

As a result of the foregoing, our net (loss) income for the years ended June 30, 2024 and 2023 was loss of $1,373,887 and income of $614,120, respectively.

Net loss attributable to non-controlling interests

Non-controlling interests are recognized to reflect the portion of net income or loss that is not attributable, directly or indirectly, to the Company as the controlling shareholder. For the Company’s consolidated subsidiaries, non-controlling interests are a minority shareholder’s 10% and 5% ownership interest in Yangzhou Bangshijie and Nanjing Bangshijie, respectively. The net loss attributable to these non-controlling interests was $2,746 and $2,698 for the years ended June 30, 2024 and 2023, respectively.

Net (loss) income attributable to ordinary shareholders

Net (loss) income attributable to the Company’s ordinary shareholders decreased by $1,987,959, or 322.3% from net income of $616,818 for the year ended June 30, 2023, to net loss of $1,371,141 for the year ended June 30, 2024.

Results of Operations

Comparison of Results of Operations for the Years Ended June 30, 2023 and 2022

The following table summarizes our results of operations for the years ended June 30, 2023 and 2022, respectively, and provides information regarding the dollar and percentage increase or (decrease) during the relevant years.

	For the Years Ended June 30,
	2023		2022		Variance
	Amount	% of revenue	Amount	% of revenue	Amount	%
Revenues	$14,004,548	100.0%	$13,479,135	100.0%	$525,413	3.9%
Cost of revenues	(8,246,591)	(58.9)%	(8,623,897)	(64.0)%	377,306	(4.4)%
Gross profit	5,757,957	41.1%	4,855,238	36.0%	902,719	18.6%

Operating expenses:
Selling	650,268	4.6%	648,648	4.8%	1,620	0.2%
General and administrative	2,646,569	18.9%	2,497,626	18.5%	148,943	6.0%
Bad debt	1,213,483	8.7%	378,294	2.8%	835,189	220.8%
Total operating expenses	4,510,320	32.2%	3,524,568	26.1%	985,752	28.0%

Income from operations	1,247,637	8.9%	1,330,670	9.9%	(83,033)	(6.2)%

Other (expense) income:
Interest (expense)	(375,445)	(2.7)%	(291,901)	(2.2)%	(83,544)	28.6%
Other (expense) income, net	(5,461)	0.0%	399,452	3.0%	(404,913)	(101.4)%
Total other (expense) income, net	(380,906)	(2.7)%	107,551	0.8%	(488,457)	(454.2)%

Income before provision for income taxes	866,731	6.2%	1,438,221	10.7%	(571,490)	(39.7)%

Provision for income taxes	252,611	1.8%	593,118	4.4%	(340,507)	(57.4)%

Net income	614,120	4.4%	845,103	6.3%	(230,983)	(27.3)%
Net loss attributable to non-controlling interest	(2,698)	0.0%	(3,014)	0.0%	316	(10.5)%
Net income attributable to ordinary shareholders	$616,818	4.4%	$848,117	6.3%	$(231,299)	(27.3)%

Revenues

Currently, we have two types of revenue streams derived from our services: project sales and retail sales. Total revenue increased by $525,413, or 3.9% to $14,004,548 for the year ended June 30, 2023 from $13,479,135 for the same period in 2022. The increase in our revenues was attributable to the increase in the revenue generated from project sales and retail sales.

The following table sets forth the breakdown of our revenues for the years ended June 30, 2023 and 2022:

	For the Years Ended June 30,
	2023		2022		Variance
	Amount	%	Amount	%	Amount	%
Project revenues	$13,581,021	97.0%	$13,293,212	98.6%	$287,809	2.2%
Retail revenues	423,527	3.0%	185,923	1.4%	237,604	127.8%
Total	$14,004,548	100.0%	$13,479,135	100.0%	$525,413	3.9%

Revenues from project sales. Revenues from project sales accounted for 97.0% and 98.6% of our total revenues for the years ended June 30, 2023 and 2022, respectively. The increase was primarily due to: a) the order volume of the Company has increased for the years ended June 30, 2023 compared to 2022, and b) the selling price of specific items in the sales order has increased.

Revenues from retail sales. Revenues from retail sales accounted for 3.0% and 1.4% of our total revenues for the year ended June 30, 2023 and 2022, respectively. The increase in retail revenue is mainly due to the increase from purchased parts, which accounted for 58.5% of the total increased revenue. Due to an increase in orders for purchased parts entrusted by customers to the Company, the proportion of revenue from purchased parts in total retail revenue has increased to 36.2% for the year ended June 30, 2023, from 4.0% for 2022.

Cost of Revenues

The table sets forth the breakdown of our cost of revenue for the years ended June 30, 2023 and 2022:

	For the Years Ended June 30,
	2023		2022		Variance
	Amount	%	Amount	%	Amount	%
Project cost	$8,004,707	97.1%	$8,529,973	98.9%	$(525,266)	(6.2)%
Retail cost	241,884	2.9%	93,924	1.1%	147,960	157.5%
Total	$8,246,591	100.0%	$8,623,897	100.0%	$(377,306)	(4.4)%

Cost of project sales decreased by $525,266, or 6.2%, to $8,004,707 for the year ended June 30, 2023 from $8,529,973 for the same period in 2022. The decrease in cost of project sales was due to the decrease in the prices of raw materials. The highest unit price of main materials (stainless steel) has decreased by 15.7% in fiscal year 2023.

Cost of retail sales increased by $147,960 or 157.5% to $241,884 for the year ended June 30, 2023 from $93,924 for the same period in 2022. The increase is mainly due to the increased cost from purchased parts, which accounted for 73% of the total increased cost. Compared to self-produced parts, the cost of purchased parts is relatively high. the proportion of cost from purchased parts in total cost of retail sales has increased to 48.7% for the year ended June 30, 2023, from 5.7% for the same period in 2022.

Gross Profit

Total gross profit was $5,757,957 for the year ended June 30, 2023, an increase of $902,719 from $4,855,238 for the same period in 2022. Profit margin increased by 5.1%, to 41.1% for the year ended June 30, 2023, from 36% for the same period in 2022, principally due to the increases in revenue and the decreases in raw materials.

Our gross profit and profit margin by revenue types were as follows:

	For the Years Ended June 30,
	2023		2022		Variance
	Gross profit	Margin %	Gross profit	Margin %	Gross profit	Margin %
Project revenues	$5,576,314	41.1%	$4,763,239	35.8%	$813,075	5.3%
Retail revenues	181,643	42.9%	91,999	49.5%	89,644	(6.6)%
Total	$5,757,957	41.1%	$4,855,238	36.0%	$902,719	5.1%

Gross profit for project sales increased by $813,075 to $5,576,314 for the year ended June 30, 2023, as compared to $4,763,239 for the same period in 2022. Profit margin increased by 5.3%, to 41.1% for the year ended June 30, 2023, from 35.8% for the same period in 2022. This mainly due to the slightly increases in revenue and the decreases in cost of raw materials.

Gross profit for retail sales increased to $181,643 for the year ended June 30, 2023 from $91,999 for the same period in 2022. The increase in gross profit was due to the increase of the retail sales revenue. Profit margin decreased by 6.6%, to 42.9% the year ended June 30, 2023, from 49.5% for the same period in 2022. Compared to self-produced parts, the proportion of revenue from purchased parts in total retail revenue has increased in fiscal year 2023 and the cost of purchased parts is relatively high, which led to the decrease in gross profit for retail sales.

Operating Expenses

	For the Years Ended June 30,
	2023		2022		Variance
	Amount	%	Amount	%	Amount	%
Selling	$650,268	14.4%	$648,648	18.4%	$1,620	0.2%
General and administrative	2,646,569	58.7%	2,497,626	70.9%	148,943	6.0%
Bad debts	1,213,483	26.9%	378,294	10.7%	835,189	220.8%
Total operating expenses	$4,510,320	100.0%	$3,524,568	100.0%	$985,752	28.0%

Selling Expenses

Selling expenses were $650,268 for the year ended June 30, 2023, an increase of $1,620, or 0.2%, from $648,648 for the same period in 2022. Selling expenses have no significant changes for the year ended June 30, 2023 and 2022.

General and Administrative Expenses

Our general and administrative expenses were $ 2,646,569 for the year ended June 30, 2023, an increase of $148,943 or 6.0%, from $2,497,626 for the same period in 2022. The net increase was mainly due to: a) consulting service fees increased by $166,164; b) employee salary increased by $190,536; c) vehicle fees, including vehicle repair fees, insurance fees, and fuel fees, increased by $23,850; d) depreciation expense increased by $20,316; e) entertainment expenses decreased by $98,431 and f) other taxes and expenses decreased by $149,062. The main reason for the increase in administrative expenses is the increase in audit fees and labor costs incurred by the Company preparing for its planned initial public offering.

Bad debt expense

Our bad debt expense was $1,213,483 for the year ended June 30, 2023, an increase of $835,189 or 220.8%, from $378,294 for the same period in 2022. The Company’s customers are mostly hospitals, schools and state-owned enterprises. The covid-19 had a certain negative impact on the customer’s financial condition, and certain customers have postponed payment, which led to an increase in accounts receivable and bad debt expense. Based on the nature of these customers and historical payment status, the Company believes these payments can be recovered in the future.

Other income (expense)

Interest expense

Interest expense increased by $83,544, or 28.6%, to $375,445 for the year ended June 30, 2023, from $291,901 for the same period in 2022, which was due to the increase in total outstanding loans in 2023 compared to 2022.

Other expense/ (income), net

Other income, net decreased by $404,913, or 101.4%, to $(5,461) for the year ended June 30, 2023, from $399,452 for the same period in 2022. The decrease was mainly due to: a) the Company paid taxes of $274,678 from previous years in the second half of 2022, including VAT, corporate income tax, construction tax, and education tax; b) maintenance revenue and consult services revenue decreased by $164,200.

Provision for Income Taxes

Our provision for income taxes was $286,137 for the year ended June 30, 2023, a decrease of $306,981, or 51.8% from $593,118 for the same period in 2022. Under the Enterprise Income Tax (“EIT”) Law of the PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% EIT rate while preferential tax rates, tax holidays, and even tax exemptions may be granted on case-by-case basis. The PRC tax authorities grant preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Since Wuxi Li Bang was approved as an HNTE in November 2016, and re-applied for HNTE status in December 2019, Wuxi Li Bang is entitled to a reduced income tax rate of 15% beginning December 2016 and is able to benefit from the reduced income tax rate until December 2022. Li Bang Kitchen Appliance obtained the recognition of HNTE instead of Wuxi Li Bang on October 12, 2022. And the preferential rate of 15% was extended to October 2025. For the years ended June 30, 2023 and 2022, our effective tax rate was 29.1% and 41.2%, respectively. The decrease in the effective tax rate was mainly due to the effect of the PRC preferential tax rate on the income from Li Bang Kitchen Appliance.

Net Income

As a result of the foregoing, our net income for the years ended June 30, 2023 and 2022 was $614,120 and $845,103, respectively.

Net (loss) attributable to non-controlling interest

Non-controlling interests are recognized to reflect the portion of net income or loss that is not attributable, directly or indirectly, to the Company as the controlling shareholder. For the Company’s consolidated subsidiaries, non-controlling interests represent a minority shareholder’s 10% and 5% ownership interest in Yangzhou Bangshijie and Nanjing Bangshijie, respectively. The net loss attributable to these non-controlling interests was $2,698 and $3,014 for the years ended June 30, 2023 and 2022, respectively.

Net income attributable to ordinary shareholders

Net income attributable to the Company’s ordinary shareholders decreased by $231,299, or 27.3% from $848,117 for the year ended June 30, 2022, to net income of $616,818 for the year ended June 30, 2023.

5.B. Liquidity and Capital Resources

Li Bang International is a holding company incorporated in the Cayman Islands. Li Bang International conduct its operations primarily through its subsidiaries in China. As a result, Li Bang International’s ability to pay dividends depends upon dividends paid by its subsidiaries in China. If its subsidiaries in China incur debt on their behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, its subsidiaries in China are permitted to pay dividends to Li Bang International only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, its subsidiaries in China are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. Li Bang International’s subsidiaries in China may also allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends.

As of June 30, 2024 and 2023, we had cash of $153,914 and $76,019, respectively. All the cash as of June 30, 2024 was held by our subsidiaries in China with banks and financial institutions inside China. Our current assets were $15,718,168 and $15,289,952 as of June 30, 2024 and 2023, respectively. Our current liabilities were $17,018,014 and $19,506,434 as of June 30, 2024 and 2023, respectively. Our current ratios as of June 30, 2024 and 2023 were 0.92 and 0.78, respectively. Total shareholders’ equity as of June 30, 2024 and 2023 was $4,316,848 and $5,607,333, respectively.

As of June 30, 2023 and 2022, we had cash of $76,019 and $172,030, respectively. All the cash as of June 30, 2023 was held by our subsidiaries in China with banks and financial institutions inside China. Our current assets were $15,289,952 and $12,361,646 as of June 30, 2023 and 2022, respectively. Our current liabilities were $19,506,434 and $15,024,378 as of June 30, 2023 and 2022, respectively. Our current ratios as of June 30, 2023 and 2022 were 0.78 and 0.82, respectively. Total shareholders’ equity as of June 30, 2023 and 2022 was $5,607,333 and $5,412,607, respectively.

We have historically funded our working capital needs from operations, loans from related parties, loans from banks, and capital contributions from shareholders. Presently, our principal sources of liquidity are generated from our operations and bank loans. Our working capital requirements are influenced by the level of our operations and the timing of accounts receivable collections.

Our capital needs are for daily operations and for financing the development of our business. With the uncertainty of the current market and macroeconomic conditions, our management believes it is necessary to enhance collection of outstanding accounts receivable and other receivables, and to be cautious on operational decisions and project selection. The Company reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. Our management is confident that the Company’s accounts receivable and other receivables are collectable.

We may also raise additional capital through public offerings or private placements to finance our business development and to consummate any merger or acquisition, if necessary. Such transfer of funds from Li Bang International or any of our offshore subsidiaries to our PRC Subsidiaries is subject to the PRC regulatory restrictions and procedures: (i) the capital increase of the existing PRC Subsidiaries and establishment of new PRC Subsidiaries must be either filed with or approved by MOFCOM or its local counterparts depending on whether the business of the PRC subsidiary is subject to restrictions with respect to foreign investment under the PRC law, and registered with local banks authorized by SAFE; and (ii) loans to any of our PRC Subsidiaries must not exceed the statutory limits and must be filed with SAFE. See “Risk Factors – Risks Related to Doing Business in PRC – PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC Subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Cash Flows Analysis

Year Ended June 30, 2024 Compared to Year Ended June 30, 2023

The following table sets forth a summary of our cash flows for the years indicated:

	2024	2023
Net cash used in operating activities	$(646,479)	$(634,414)
Net cash used in investing activities	(87,189)	(2,912,979)
Net cash provided by financing activities	419,486	3,944,347
Effect of foreign exchange rate on cash and restricted cash	7,262	(27,857)
Net (decrease) increase in cash and restricted cash	(306,920)	369,097
Cash and restricted cash at the beginning of the year	541,127	172,030
Cash and restricted cash at the end of the year	$234,207	$541,127

Operating Activities

Net cash used in operating activities was $646,479 for the year ended June 30, 2024, primarily due to the following:

●	Net loss of $1,373,887 for the fiscal year;

●	Adjusted by non-cash expenses for depreciation and amortization of $460,720;

●	Adjusted by non-cash expenses for provision for expected credit losses of $1,084,649. Considering the slowdown of the PRC economy and difficult macroeconomic conditions, certain customers have postponed payment, which led to an increase in accounts receivable and bad debt expense;

●	An increase in accounts receivable and notes receivable of $564,059 due to an increase in credit sales to our customers;

●	An increase in advances to suppliers of $201,638 due to more suppliers requiring payments in advance in 2024;

●	An increase in inventory of $182,119 due to due to the Company’s inventories preparation for hotel projects since hotel projects were still ongoing and require higher acceptance standards;

●	An increase in accounts payable of $273,650 due to the increase in procurement in 2024;

●	A decrease in taxes payable of $102,435 for the fiscal 2024, primarily due to: a) the payment of taxes in previous years; and b) the decrease in the total revenue and the net loss from Li Bang Kitchen Appliance.

Net cash used in operating activities was $634,414 for the year ended June 30, 2023, primarily due to the following:

●	Net income of $614,120 for the fiscal year;

●	Adjusted by non-cash expenses for depreciation and amortization of $498,650;

●	An increase in accounts receivable of $5,049,769 due to an increase in credit sales to our customers. Our accounts receivable primarily includes balances due from customers for our project revenue. Considering the impact of COVID-19, we provided more relaxed credit policies to some customers and delayed the payment time of other customers, resulting in an increase in the balance of accounts receivable;

●	An increase in advances to suppliers of $299,526 due to more suppliers requiring payments in advance in 2023;

●	A decrease in inventory of $460,389 due to the Company improving its procurement strategy and reducing the quantity of inventory purchased in advance;

●	An increase in prepayments and other current assets of $195,641 mainly due to the increased participation in bidding activities which led to the increase in deposit for performance bond;

●	An increase in accounts payable of $1,054,719 due to the increase in procurement in 2023;

●	An increase in advances from customers of $294,836 due to the increased sales order in 2023;

●	An increase in taxes payable of $639,275 for the fiscal year primarily, due to increase of taxes before the payment period. The Company will pay these taxes within the next year.

Investing Activities

Net cash used in investing activities was to $87,189 for the year ended June 30, 2024. It was primarily due to: a) the purchase of property and equipment of $104,523; and b) proceeds from disposal of property and equipment of $17,334.

Net cash used in investing activities was to $2,912,979 for the year ended June 30, 2023. It was primarily due to: a) the purchase of property and equipment of $175,962; b) proceeds from disposal of property and equipment of $144; and c) the purchase of fixed deposits of RMB 19 million (approximately $2.6 million).

Financing Activities

Net cash provided by financing activities was $419,486 for the year ended June 30, 2024. During year 2024, we borrowed approximately $7.97 million in bank loans for working capital from Jiangsu Jiangyin Rural Commercial Bank, Jiangsu Suzhou Rural Commercial Bank, Bank of Jiangsu, Bank of Hangzhou, China Merchants Bank, and Shenzhen Qianhai Webank, which were offset by the repayment of approximately $7.42 million. In addition, in 2024, the Company paid deferred registration fees of $127,300.

Net cash provided by financing activities was $3,944,347 for the year ended June 30, 2023. During fiscal 2023, we borrowed approximately $14.46 million in short-term bank loans for working capital from Jiangsu Jiangyin Rural Commercial Bank, Jiangsu Suzhou Rural Commercial Bank, Bank of Jiangsu, Bank of China Jiangyin Branch, and Shenzhen Qianhai Webank, which were offset by the repayment of approximately $10.43 million. In addition, in 2023, the Company paid deferred registration fees of $91,238.

Year Ended June 30, 2023 Compared to Year Ended June 30, 2022

The following table sets forth a summary of our cash flows for the years indicated:

	For the Years Ended June 30,
	2023	2022
Net cash used in operating activities	$(634,414)	$(410,271)
Net cash used in investing activities	(2,912,979)	(1,633,582)
Net cash provided by financing activities	3,944,347	2,117,763
Effect of foreign exchange rate on cash and restricted cash	(27,857)	(6,723)
Net decrease/ (increase) in cash and restricted cash	369,097	67,187
Cash and restricted cash at the beginning of the year	172,030	104,843
Cash and restricted cash at the end of the year	$541,127	$172,030

Operating Activities

Net cash used in operating activities was $634,414 for the year ended June 30, 2023, primarily due to the following:

●	Net income of $614,120 for the fiscal year;

●	Adjusted by non-cash expenses for depreciation and amortization of $498,650;

●	An increase in accounts receivable of $5,049,769 due to an increase in credit sales to our customers. Our accounts receivable primarily includes balances due from customers for our project revenue. Considering the impact of COVID-19, we provided more relaxed credit policies to some customers and delayed the payment time of other customers, resulting in an increase in the balance of accounts receivable;

●	An increase in advances to suppliers of $299,526 due to more suppliers requiring payments in advance in 2023;

●	A decrease in inventory of $460,389 due to the Company improving its procurement strategy and reducing the quantity of inventory purchased in advance;

●	An increase in prepayments and other current assets of $195,641 mainly due to the increased participation in bidding activities which led to the increase in deposit for performance bond;

●	An increase in accounts payable of $1,054,719 due to the increase in procurement in 2023;

●	An increase in advances from customers of $294,836 due to the increased sales order in 2023;

●	An increase in taxes payable of $639,275 for the fiscal year primarily, due to increase of taxes before the payment period. The Company will pay these taxes within the next year.

Net cash used in operating activities was $410,271 for the year ended June 30, 2022, primarily due to the following:

●	Net income of $845,103 for the fiscal year;

●	Adjusted by non-cash expenses for depreciation and amortization of $541,793;

●	An increase in accounts receivable of $5,003,595 due to an increase in credit sales to our customers. Our accounts receivable primarily includes balances due from customers for our project revenue. Considering the impact of COVID-19, we provided more relaxed credit policies to some customers and delayed the payment time of other customers, resulting in a significant increase in the balance of accounts receivable;

●	An increase in advances to suppliers of $617,272 due to more suppliers requiring payments in advance in the first half of 2022;

●	A decrease in finished goods inventory of $2,152,694 due to the Company improving its procurement strategy and reducing the quantity of inventory purchased in advance offset by an increase in raw materials inventory of $332,052 due to purchases related to new orders received near year end;

●	An increase in accounts payable of $775,077 due to the increase in procurement in the second quarter of 2022;

●	A decrease in advances from customers of $1,723,413 due to realization of sales in 2022; and

●	An increase in taxes payable of $1,687,572 for the fiscal year primarily, due to increase of taxes before the payment period. The Company will pay these taxes within the next year.

Investing Activities

Net cash used in investing activities was to $2,912,979 for the year ended June 30, 2023. It was primarily due to: a) the purchase of property and equipment of $175,962; b) proceeds from disposal of property and equipment of $144; and c) the purchase of fixed deposits of RMB 19 million (approximately $2.6 million).

Net cash used in investing activities was $1,633,582 for the year ended June 30, 2022. It was primarily due to the prepayment for the land use right of $1,548,683 and purchase of property and equipment of $84,899.

Financing Activities

Net cash provided by financing activities was $3,944,347 for the year ended June 30, 2023. During fiscal 2023, we borrowed approximately $14.46 million in short-term bank loans as working capital from Jiangsu Jiangyin Rural Commercial Bank, Jiangsu Suzhou Rural Commercial Bank, Bank of Jiangsu, Bank of China Jiangyin Branch, and Shenzhen Qianhai Webank, which were offset by the repayment of approximately $10.43 million. In addition, in 2023, the Company paid deferred registration fees of $91,238.

Net cash provided by financing activities was $2,117,763 for the year ended June 30, 2022. During fiscal 2022, we borrowed approximately $8.1 million in short-term bank loans as working capital from Jiangsu Jiangyin Rural Commercial Bank, Bank of Jiangsu, Bank of Ningbo, Bank of China Jiangyin Branch, Bank of Nanjing, Yongying Financial Leasing Company Limited and Gushan Rural commercial Bank, which were offset by the repayment of approximately $4.8 million. In addition, in 2022, the Company paid deferred registration fees of $255,900 and a dividend of $929,210.

Loan Facilities

On December 30, 2021, Suzhou Deji entered into two credit facilities of RMB 2.1 million (approximately $300,000) and RMB 27.7 million (approximately $3.89 million) with Jiangsu Suzhou Rural Commercial Bank to finance its working capital requirements. Suzhou Deji drew RMB 20.8 million ($2,918,561) with interest of 3.5% and 6.2 million ($869,956) with interest of 3.8% in March, 2024. These loans will mature in March, 2027.

On March 4, 2024, Li Bang Kitchen Appliance obtained a working capital loan of RMB10 million ($1.4 million) from Jiangyin Rural Commercial Bank with interest of 3.65% and a maturity date of March 3, 2025. The loan was guaranteed by Mr. Huang Feng and Ms. Li Funa.

On April 2, 2024, Li Bang Kitchen Appliance obtained a working capital loan of RMB2.7 million ($378,852) from China Merchants Bank Co., Ltd. with interest of 4.93% and a maturity date of October 2, 2024. On September 23, 2024, Li Bang Kitchen Appliance extended the loan with a new maturity date of March 23, 2025.

On May 30, 2024, Li Bang Kitchen Appliance obtained a working capital loan of RMB3 million ($420,946) from Jiangsu Bank Co., Ltd., with interest of 4.35% and a maturity date of May 29, 2025.

On June 18, 2024, Li Bang Kitchen Appliance obtained a working capital loan of RMB5 million ($701,577) from Jiangsu Bank Co., Ltd., with interest of 3.6% and a maturity date of June 17, 2025. The loan was collateralized by real estate, land use rights and patents.

On May 15, 2024, Wuxi Libang obtained a working capital loan of 6 million yuan ($841,893) from Jiangyin Rural Commercial Bank with interest of 3.65%, and due on May 13, 2025. The loan was guaranteed by Mr. Huang Feng and collateralized by real estate and land use rights.

On March 6, 2024, Wuxi Libang obtained a working capital loan of 10 million yuan (approximately $1.4 million) from Jiangyin Rural Commercial Bank with interest of 3.65%, and due on March 5, 2025. The loan was guaranteed by Mr. Huang Feng and Ms. Li Funa.

On May 14, 2024, Wuxi Libang obtained a working capital loan of 12 million yuan (approximately $1.7 million) from Jiangyin Rural Commercial Bank with interest of 3.65%, and due on May 12, 2025. The loan was collateralized by real estate and land use rights.

On April 1, 2024, Wuxi Libang obtained a working capital loan from the Bank of Hangzhou, for RMB 210,000 ($29,467) with interest at 9.832%, and a maturity date of March 27, 2026.

On April 1, 2024, Wuxi Libang obtained a working capital loan from Shenzhen Qianhai Webank, for RMB 90,000 ($29,467) with interest at 9.832%, and a maturity date of March 27, 2026.

Contingencies

From time to time, the Company may be subject to certain legal proceedings, claims, and disputes that arise in the ordinary course of business. Amounts accrued, as well as the total amount of possible losses with respect to such matters, individually and in the aggregate, are not currently considered to be material to the consolidated financial statements.

Contractual Obligations

The Company leases offices premises and apartments in Suzhou, Jiangyin, Nanjing, Hefei and Hangzhou for employees under operating lease with terms that are less than one year in duration. Future minimum lease payments were $19,436 for the 12 months ending June 30, 2025.

 The Company leases certain office premises and apartments in Suzhou, Jiangyin, Nanjing, Nantong and Hangzhou for employees under operating lease agreements with various terms that are less than one year in duration. Future minimum lease payments amount to approximately $32,584 for the 12 months ending June 30, 2024.

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our CFS. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity, or market risk support to such entity. Moreover, we do not have any variable interest in an unconsolidated entity that provides financing, liquidity, market risk, or credit support to us or engages in leasing, hedging, or research and development services with us.

Seasonality

The nature of our business does not appear to be affected by seasonal variations.

5.C. Research and Development

With a variety of new technologies, processes, and materials in the production of kitchen appliances, requirements and regulations are becoming far more stringent for kitchen appliance manufacturers’ R&D and manufacturing capacities.

Our Operating Subsidiaries have currently been granted 56 patents, including 3 invention patents, 51 utility model patents, and 2 design patents. Our Operating Subsidiaries, as a Wuxi large-scale, energy-saving commercial kitchen equipment engineering technology research center, were awarded the title of “Jiangsu Science and Technology Small and Medium-sized Enterprises” in 2015. In 2017, Wuxi Li Bang received the “Wuxi Science and Technology Research and Development Institution Certificate” issued by the Wuxi Science and Technology Bureau. Our Operating Subsidiaries have made technical improvements in optimizing the performance of our industry’s leading products, improving equipment reliability, simplifying the maintenance needed to maintain consistent operation, increasing the energy efficiency of our products, and enhancing energy saving and environmental protection in our plant, all of this through our R&D department.

The core team of our R&D department currently consists of three professionals who are in charge of project design, mechanical engineering, and electromechanical engineering.

The director of the design department, Qingshun Zhang, has served many highly respected companies, such as Taiwan DKSH Co., Ltd. and Shanghai Diyuan International Trade Co., Ltd., and has years of experience in domestic and international catering projects. He led the team which designed and implemented the kitchen project for Duke University in Kunshan in 2015 and successfully crafted the products required from the technical drawings provided by Duke’s American designer.

Jianjun Guo, who is in charge of mechanical design and manufacturing, has worked as a mechanical engineer in the R&D and design department of many mechanical equipment companies, mastering the professional knowledge of mechanical design and manufacturing and automation. Guo is a master of both AutoCAD and SW modeling, sheet metal, engineering drawings, rendering, animation, finite element plan design, pricing, and parts selection through the production process.

Jianda Zhou, who is in charge of mechanical and electrical engineering, was the project manager of Shanghai Haier Electric and the development manager of Weihao Electric and has experience in plumbing and electrical engineering projects.

Please also refer to “Item 4. Information on the Company – D. Property, Plant and Equipment – Intellectual Property.”

5.D. Trend Information

Development Trends in the Industry

The commercial kitchen appliance market is expanding

With rapid economic development, the commercial kitchen appliance industry has witnessed rapid growth. The market scale of commercial kitchen appliance industry in northern China and central China have continued to grow in recent years, while eastern China is currently the largest demand area of China’s commercial kitchen appliance industry. Consumer demand in the Pearl River Delta region is also expanding. According to the China Industry Research Network, it is expected that the market scale of commercial kitchen appliance industry in China in 2024 could be RMB 88.27 billion.

The major consumer groups of the commercial kitchen appliance industry attach importance to individualized products and have relatively high requirements for product quality and craft design. To compete in this industry, businesses must always understand the latest market consumption demand, pursue their own innovations and development, and provide more diversified, humanized, intelligent products and services.

Brand services speed up enterprise development

Answering the question of how to market the brand services of traditional kitchen equipment enterprises is key to our development. By reflecting differentiation in brand services and consistently satisfying user experience will have the effect of establishing a strong brand. Market expansion provides both an opportunity and challenge for current kitchen equipment companies. Optimizing the product mix to make more beautiful, fashionable, environmentally friendly, and energy-saving products are key to our further long-term development.

5.E. Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our CFS. These financial statements are prepared in accordance with U.S. GAAP, which requires the Company to make estimates and assumptions that affect the reported amounts of our assets, liabilities, revenues, costs and expenses, and any related disclosures. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates as a result of changes in our estimates. Some of our accounting policies require higher degrees of judgment than others in their application.

We believe the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. Accordingly, these are the policies we believe are the most critical to understanding and evaluating our consolidated financial condition and results of operations.

(a) Accounts receivable and expected credit losses

Accounts receivable is presented net of an allowance for estimated credit losses. In accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 210-10-45, non-current accounts receivable are the amounts the Company does not reasonably expect to be realized during the normal operating cycle of the Company. Considering the payment period in the contract, in accordance with ASC 210-10-45, the operating cycle of the Company is not identifiable. Therefore, the Company uses a one-year period as the basis for the separation of current and non-current accounts receivable.

The Company signs contracts with its customers and provides products according to the sales contract or sales list. The payment clause in the sales contracts generally stipulates that customers will pay 90% to 97% of the total contract price after acceptance, and 3% to 10% after the expiration of the warranty period (that ranges from 1 to 5 years) in accordance with industry practice. For accounting purposes, the Company records an accounts receivable (the “warranty deposit”) for the 3% to 10% outstanding balance upon delivery of the underlying products. The Company recognizes receivables with payment terms of more than one year as agreed in the sales contract as non-current accounts receivable, principally the warranty deposit and other payments according to the contract.

The Company adopted ASC 326, Credit Losses (“ASC 326”) on July 1, 2023, which replaced previously issued guidance regarding the impairment of financial instruments with an expected loss methodology that will result in more timely recognition of credit losses. The Company used a modified retrospective approach and did not restate the comparable prior periods. The adoption did not have a material impact on the Company’s CFS.

In accordance with ASC 326, the Company maintains an allowance for credit losses in accordance with ASC 326 and records the allowance for credit losses, if warranted, as an offset to assets such as accounts receivable, and the estimated credit losses charged to the allowance are classified as general and administrative expenses in the consolidated statements of operations and comprehensive loss (income). The Company assesses collectability by reviewing receivables on a collective basis where similar characteristics exist, primarily based on the size and nature of specific customers’ receivables. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the receivable balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Bad debts are written off as incurred.

(b) Revenue recognition

In accordance with FASB ASC 606, “Revenue from Contracts with Customers”, the Company recognizes revenue for the transfer of products or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This requires the Company identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of the product or the benefit of the services transfers to the customer. Under ASC 606, the Company is required to (a) identify the contract with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract and (e) recognize revenue when (or as) the Company satisfies its performance obligations.

The Company’s revenue is divided into two categories, one is project revenue, that is, contracts are signed through bidding to sell and install kitchen equipment according to the customer’s needs; the other is retail revenue, which is mainly to purchase individual kitchen equipment from other suppliers and sell them to former customers or new customers who have learned about the Company’s products in other ways. Revenues are the consideration the Company is entitled to in exchange for the promised goods or services in the ordinary course of the Company’s activities and is recorded net of value-added tax (“VAT”). Consistent with the criteria of ASC 606, the Group recognizes revenue when the performance obligation in a contract is satisfied by transferring the control of promised goods or services to the customer. The Company also evaluates whether it is appropriate to record the gross amount of goods and services sold and the related costs. If the Company receives an advance from a customer, such advance is recorded as advances from customers.

Project sales:

The Company signs contracts with customers and provides products according to the sales contract or sales list. The payment clause in the sales contracts generally stipulates that customers will pay 95% of the total contract price after acceptance, and 5% after the expiration of the warranty period (1-5years). This is industry practice. The quality assurance clause is to ensure the sold goods meet the quality and other established standards agreed to in the contract. This clause in the contract indicates that part of accounts receivable are deferred until the expiration of the warranty period when it will be paid by the customer. The clause does not create a separate performance obligation, nor is it considered a financing element of the contract. The customer issues a product check and acceptance document after checking the quantity and quality of the products received and installed. Revenue is recognized when the Company receives confirmation of product acceptance. Revenues are recorded net of value-added tax and discounts.

The Company provides design services including equipment configuration plans, detailed mechanical and electrical graphic designs, kitchen drawings and assisting customers with passing inspections. The design services are normally completed within five-days and are inseparable from project sales. The detailed mechanical plans, electrical design and kitchen drawings are specifically detailed for the use of the Company’s customized equipment and installation. These services are interdependent and are never transferred to the customer on their own. Customers do not have the option to purchase these services separately principally due to the customization of each project. Accordingly, these services are not considered separate performance obligations and no revenue is recognized with these services under ASC 606 until the point in time when the project is complete.

The Company provides on-site installation and maintenance services and according to the contracts, the customers do not have the option to purchase these services separately. The promised warranty does not provide the customers with a service in addition to the assurance that the product complies with agreed-upon contract specifications and is considered an assurance warranty. The after-sales services and the warranty are not considered separate performance obligations and no revenue is associated with these services under ASC 606.

Retail sales:

Retail revenue is generated by the Company when retail sales of products occur without a signed contract on a retail basis. Retail sales usually occur when prior customers need to replace or add individual products. Retail customers usually purchase the products by WeChat or telephone with the salesperson. In addition, there are customers who come directly to the factory to purchase products. The Company identifies the fulfillment of its obligation when transferring the product and issuing the VAT invoice to the customer at which time revenue is recognized. Revenues are recorded net of value-added tax, business taxes and discounts.

(c) Income taxes

The Company’s subsidiaries in the PRC and Hong Kong are subject to the income tax laws of the PRC and Hong Kong. No taxable income was generated outside the PRC for the years ended June 30, 2024 and 2023. The Company accounts for income taxes in accordance with FASB ASC 740, Income Taxes. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets are also recognized for carry-forward loses that can be used to offset taxable income in the future. A valuation allowance is provided for net deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or future deductibility is uncertain.

ASC 740-10-25 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. There were no material uncertain tax positions as of June 30, 2024, 2023 and 2022.

(d) Recent accounting pronouncements

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures, which requires disaggregated information about an entity’s effective tax rate reconciliation and additional discloses on income taxes paid. The new requirements are effective for annual periods beginning after December 15, 2024. The guidance is to be applied prospectively, with an option for retrospective application. The Company is currently evaluating the impact of this new guidance.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on its CFS.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Management

The following table provides information regarding our executive officers and directors as of the date of this annual report.

Name	Age	Position(s)
Huang Feng	42	Chief Executive Officer, Director, Chairman of the Board
Xia Liang	46	Chief Financial Officer
Wu Jianhua	45	Chief Operating Officer
Li Funa	37	Director
Xu Ronghua	45	Independent Director, Chair of Nominating Committee
Scott Silverman	55	Independent Director, Chair of Audit Committee
Yu Xiaozhong	45	Independent Director, Chair of Compensation Committee

The business address of each of the officers and directors is No. 190 Xizhang Road, Gushan Town, Jiangyin City, Jiangsu Province, People’s Republic of China.

Huang Feng, Chief Executive Officer and Chairman of the Board

Mr. Huang Feng has served as our Chief Executive Officer and Chairman of the Board since December 16, 2021 and is mainly responsible for presiding over the Company’s daily operations and handling business with external parties. He has more than 12 years of marketing and operations experience in the commercial kitchen appliance industry. He worked as a sales manager in Suzhou Hongtu Sanbao Technology Development Co., Ltd. from July 2004 to September 2007 during which he was in charge of product sales. Mr. Huang has been acting as the general manager of Wuxi Li Bang Kitchen Appliance Co., Limited since October 2007 and is responsible for operations, management, and marketing. He worked as a general manager of Li Bang Kitchen Appliance Co., Limited from March 2019 until now, during which he has been responsible for strategic and new project planning. Mr. Huang received a college degree in Computer Application from Silicon Lake Vocational and Technical School College in June 2004. Since September 2020, he has been a graduate student in Information Engineering at the School of Information Engineering, Jiangsu Open University.

Xia Liang, Chief Financial Officer

Mr. Xia Liang has a wealth of experience in financial management. He is proficient in finance, taxation, financing and financial information management. He has large-scale financial department management experience and cross-functional team management experience. From 2019 to April 2024, he acted as the Financial Manager at Li Bang Kitchen Appliance Co., Limited, and was responsible for overall accounting and financial management, project management. From 2014 to 2019, he acted as the Financial Manager at Wuxi Li Bang Kitchen Appliance Co., Limited. Prior to this, he worked at the Jiangyin Industrial and Commercial Consulting Center from 2000 to 2014. His responsibilities have consistently involved key roles in financial management and business consulting.

Mr. Xia Liang graduated with an associate degree in Business Administration from Yangzhou University Business School in 2000. He furthered his education by obtaining a bachelor’s degree in Accounting from Yangzhou University in 2004.

Wu Jianhua, Chief Operating Officer

Mr. Wu Jianhua has served as our Chief Operating Officer since December 16, 2021 and is mainly responsible for formulating the Company’s operating rules and work plans. He is also in charge of managing the work between various departments to ensure the overall functioning of the Company’s operating system. He has more than 10 years of operating and management experience. Mr. Wu has been acting as the Sales Manager of Dachang International (Shanghai) Co., Ltd. since July 2003. His activities include execution of regional sales plans and market development. From June 2007 to May 2016, he worked for Winterhalter Trading (Shanghai) Co., Ltd. as Sales Director during which he was responsible for kitchen renovation projects of Shanghai Jinmao Grand Hyatt Hotel and Shanghai Sheraton Hotel etc. He works as the General Manager of Wuxi Li Bang Kitchen Appliance Co., Ltd. Shanghai Branch since June 2016 until now, during which he is responsible for operations and management of the Company’s daily business. Mr. Wu obtained his bachelor’s degree in business management from Hefei University of Technology in June 2003.

Li Funa, Director

Ms. Li Funa has served as a director since May 14, 2022. Ms. Li has extensive experience in project management and bidding of the engineering industry. Since June 2021, she has been the General Manager of Jiangsu Zongchi Engineering Management Co., Ltd., where she is in charge of the daily operating and management of the company. From November 2009 to May 2021, she was the General Manager of Suzhou Zongchi Bidding Consulting Service Co., Ltd., during which she was responsible for managing the bidding operation. From July 2007 to October 2009, she served as the Sales of Suzhou Zhenghua Engineering Cost Consulting Co., Ltd. Ms. Li obtained her Technical Secondary School degree in Mechatronics from Shaanxi Institute of Technology in June 2006.

Xu Ronghua, Independent Director and Chair of Nominating Committee

Ms. Xu Ronghua is our independent director. Ms. Xu has experience in accounting for over 15 years. From June 2007 until now, she serves as the Finance Director in Wuxi Jinke Real Estate Development Co., Ltd., a subsidiary of Jinke Property Group Co. Ltd., which is listed on the Shenzhen Stock Exchange (ticker: 000656), during which she is in charge of financial accounting and fund management. She has played an important role in the financial statement analysis for public listed companies, internal control management, M&A planning, financing management, tax planning and budget management. Ms. Xu graduated from Nankai University with a bachelor’s degree in Business Administration in 2003. She obtained certificates of Certified Public Accountant (CPA) in 2009 and Certified Tax Agents (CTA) in 2013. We believe that Ms. Xu is qualified to serve on our board by reasons of professional experiences and qualifications.

Scott Silverman, Independent Director and Chair of Audit Committee

Mr. Scott Silverman is our independent director. Mr. Silverman has over 30 years of business success on national and international levels, with a highly diverse knowledge of financial, legal and operations management; public company management, accounting and SEC regulations. Mr. Silverman specializes in establishing and streamlining back-office policies and procedures and implementing sound financial management and internal controls necessary for enterprise growth and scalability. Mr. Silverman is currently a member of the Board of Directors of Muliang Viagoo Technology, Inc (OTC: MULG). Mr. Silverman is one of the founders, and serves as President and CEO, of EverAsia Financial Group, Inc., which grew into a multi-national corporate financial management and advisory firm serving clients in the U.S. and Asia, and JJL Capital Management LLC, a private equity firm that focuses its investments in the hospitality, construction, real estate and healthcare sectors. He also serves as the CFO of Healthsnap, Inc. a healthcare Software as a Service (SaaS) platform on the cutting edge of remote patient monitoring and chronic care management. Previously, he served as the CFO of Sidus Space, Inc., a publicly traded Space-as-a-Service company in which capacity he oversaw its IPO, and Riverside Miami, LLC, a mixed use restaurant and entertainment project in Miami, Florida. Mr. Silverman has orchestrated investor exits for multiple companies, including direct participation in taking nine companies public. He has also assisted in raising over $150 million for client companies, both public and private. He has a bachelor’s degree in finance from George Washington University and a master’s degree in accounting from NOVA Southeastern University. We believe that Mr. Silverman is qualified to serve on our board by reasons of professional experiences and qualifications.

Yu Xiaozhong, Independent Director and Chair of Compensation Committee

Mr. Yu Xiaozhong is our independent director. Mr. Yu has experience in law for over twenty years. From December 2020 until now, he is the Partner of Beijing Tiantai (Wuxi) Law Firm, during which he has been in charge of overall matters of the law firm. From October 2008 to November 2020, Mr. Yu served as a Partner in Jiangsu Beisite Law Firm, and played an important role in legal advisory to the civil and commercial litigation team of the firm. From July 2002 to October 2008, Mr. Yu served in Wuxi Hitachi Maxell Co., Ltd. as Administrative Supervisor and he was responsible for corporate administration and legal affairs management. Mr. Yu graduated from Jiangnan University with a bachelor’s degree in Law in 2002. We believe that Mr. Yu is qualified to serve on our board by reasons of his professional experiences and qualifications.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices:	PRC
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	3	—	—
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—
LGBTQ+	—
Did Not Disclose Demographic Background	—

Family Relationships

Ms. Li Funa, a director, is the wife of Mr. Huang Feng, our Chief Executive Officer and Chairman of the Board. Other than that, there are no family relationships among our directors or executive officers.

6.B. Compensation

Employment Agreements with Executive Officers

Our employment agreements with our officers generally provide for employment for a specific term and pay annual salary, health insurance, pension insurance, and paid vacation and family leave time. The agreement may be terminated by either party as permitted by law. In the event of a breach or termination of the agreement by our company, we may be obligated to pay the employee twice the ordinary statutory rate. In the event of a breach or termination causing loss to our company by the employee, the employee may be required to indemnify us against loss. We have executed employment agreements with Huang Feng, Li Funa, Xia Liang and Wu Jianhua.

For the fiscal years ended June 30, 2024 and 2023, we paid $59,901 and $25,608, respectively, in cash to our executive officers and employee directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

On December 16, 2021, Li Bang International entered into an employment agreement with our Chief Executive Officer, Mr. Huang Feng, for a term of three years. The position shall be up for re-appointment every year by the BOD. Mr. Huang is entitled to US$30,000 for each calendar year, payable quarterly.

On April 28, 2024, Li Bang International entered into an employment agreement with our Chief Financial Officer, Mr. Xia Liang, for a term of three years. The position shall be up for re-appointment every year by the BOD Mr. Xia is entitled to US$30,000 for each calendar year, payable monthly.

On December 16, 2021, Li Bang International entered into an employment agreement with our Chief Operating Officer, Mr. Wu Jianhua, for a term of three years. The position shall be up for re-appointment every year by the BOD. Mr. Wu is entitled toUS$30,000 for each calendar year, payable quarterly.

On May 14, 2022, Ms. Li Funa, a director, has received and signed the offer letter provided by Li Bang International. The term shall continue until her successor is duly elected and qualified. The Board may terminate the position as a director for any or no reason. The position shall be up for re-appointment every year by the BOD of the Company. Ms. Li is entitled to US$30,000 for each calendar year, payable monthly.

Clawback Policy adopted by the Board

On August 21, 2024, the Board adopted an Executive Compensation Recovery Policy (the “Clawback Policy”) providing for the recovery of certain incentive-based compensation from current and former executive officers of the Company in the event the Company is required to restate any of its financial statements filed with the SEC under the Exchange Act in order to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Adoption of the Clawback Policy was mandated by new Nasdaq listing standards introduced pursuant to Exchange Act Rule 10D-1. The Clawback Policy is in addition to Section 304 of the Sarbanes-Oxley Act of 2002 which permits the SEC to order the disgorgement of bonuses and incentive-based compensation earned by a registrant issuer’s chief executive officer and chief financial officer in the year following the filing of any financial statement that the issuer is required to restate because of misconduct, and the reimbursement of those funds to the issuer. A copy of the Clawback Policy has been filed herewith as Exhibit 97.1.

6.C. Board Practices

Board of Directors and Board Committees

Our board of directors currently consists of five directors, three of whom are independent as such term is defined by the Nasdaq Capital Market.

A director may vote in respect of any contract or transaction in which he is interested, provided, however that the nature of the interest of any director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote on that matter. A general notice or disclosure to the directors or otherwise contained in the minutes of a meeting or a written resolution of the directors or any committee thereof of the nature of a director’s interest shall be sufficient disclosure and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may be counted for a quorum upon a motion in respect of any contract or arrangement which he shall make with our company, or in which he is so interested and may vote on such motion.

Board Committees

We established three committees under the board of directors: an audit committee, a compensation committee and a nominating committee. We have adopted a charter for each of the three committees.

Each committee’s members and functions are described below.

Audit Committee.  Our audit committee consisted of Xu Ronghua, Scott Silverman, and Yu Xiaozhong. Scott Silverman is the chairman of our audit committee. The Company believes that each of the members of the audit committee is “independent” and that Scott Silverman qualifies as an “audit committee financial expert” in accordance with applicable Nasdaq Capital Market listing standards. The primary responsibility of the audit committee is to make such examinations as are necessary to monitor the corporate financial reporting and external audits of the Company and its subsidiaries; to provide to the board of directors the results of its examinations and recommendations derived therefrom; to outline to the board of directors improvements made, or to be made, in internal accounting controls; to nominate an independent auditor; and to provide to the board of directors such additional information and materials as it may deem necessary to make the board of directors aware of significant financial matters requiring the board of directors attention. In carrying out its responsibility, the audit committee will be responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee.  Our compensation committee consists of Xu Ronghua, Scott Silverman, and Yu Xiaozhong. Yu Xiaozhong is the chairman of our compensation committee. The compensation committee will assist the board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our CEO may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

●	reviewing and approving, or recommending to the board of directors for its approval, the compensation for our CEO and other executive officers;

●	reviewing and recommending to the shareholders for determination with respect to the compensation of our directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating Committee.  Our nominating committee consists of Xu Ronghua, Scott Silverman, and Yu Xiaozhong. Xu Ronghua is the chairperson of our nominating committee. All members of the nominating committee are independent, as such term is defined by the Nasdaq Capital Market listing standards. The nominating committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board of directors and its committees. The nominating committee will be responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board of directors;

●	reviewing annually with the board of directors the current composition of the board of directors with regards to characteristics such as independence, knowledge, skills, experience and diversity;

●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board of directors; and

●	advising the board of directors periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board of directors on all matters of corporate governance and on any remedial action to be taken.

Copy of our committee charters are also available on the Company’s website at https://ir.libangco.cn and in print upon request.

Duties of Directors

Under Cayman Islands law, our directors owe to us fiduciary duties, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company may have the right to seek damages if a duty owed by our directors is breached.

Interested Transactions

A director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director must promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to the board of directors or otherwise contained in the minutes of a meeting or a written resolution of the board of directors or any committee of the board of directors that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction.

Remuneration and Borrowing

All directors hold office until the next annual meeting of shareholders at which their respective class of directors is re-elected and until their successors have been duly elected and qualified. The directors may receive such remuneration as determined by a general meeting of the Company from time to time. Each director is entitled to be repaid or prepaid all traveling, hotel and incidental expenses properly incurred in going to attending and returning from meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the business of the Company. The compensation committee will assist the directors in reviewing the compensation structure for the directors. Our board of directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Each director is not subject to a term of office and holds office until such time as his successor takes office or until the earlier of his death, resignation or removal from office by ordinary resolution or the affirmative vote of a simple majority of the other directors present and voting at a board meeting. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be of unsound mind; (iii) resigns by notice in writing to our company; (iv) is prohibited by law from being a director; or (v) is removed from office pursuant to any other provisions of the Memorandum and Articles of Association.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has any been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Related Party Transactions,” our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

6.D. Employees

We had 141 employees as of the date of this annual report. The following table sets forth a breakdown of our employees by function as of the date of this annual report:

Department	Number of Employees as of the date hereof	As of June 30, 2024	As of June 30, 2023
Administration	5	5	5
Technical	24	24	28
Sales	16	16	12
Accounting	3	3	2
Production	74	74	74
Procurement	0	0	1
Design	2	2	4
Logistics	7	7	4
Maintenance	10	10	10
Total	141	141	140

Our employees are not protected by representatives of labor organizations and collective bargaining agreements. We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes. According to the laws of the PRC, we are required to make contributions to the employee welfare plan based on specific percentages of employee salaries, bonuses and certain allowances, and the maximum amount is set by the local government from time to time. According to Chinese regulations, we participate in various employee social security programs organized by local governments. We have paid social insurance for some employees, including housing provident funds and social insurance including pension, work-related injury and unemployment.

We strengthened staff training, implemented performance appraisals and other measures to improve staff monetization and work efficiency. We believe that we maintain a good relationship with our employees.

6.E. Share Ownership

The following table sets forth information with respect to beneficial ownership of our ordinary shares as of the date of this annual report by:

●	Each person who is known by us to beneficially own more than 5% of our outstanding ordinary shares;

●	Each of our director, director nominees and named executive officers; and

●	All directors and named executive officers as a group.

Our company is authorized to issue 500,000,000 ordinary shares of $0.0001 par value per share. The number and percentage of ordinary shares beneficially owned are based on 18,520,000 ordinary shares issued and outstanding as of the date of this annual report. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our ordinary shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person has voting or investment power with respect to securities. In computing the number of ordinary shares beneficially owned by a person listed below and the percentage ownership of such person, ordinary shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this annual report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all ordinary shares shown as beneficially owned by them.

	Beneficial Ownership of Ordinary Shares
	Number	%
Directors and Executive Officers:
Huang Feng (1)	15,436,000	83.35%
Xia Liang	-	-
Wu Jianhua	-	-
Li Funa (2)	15,436,000	83.35%
Xu Ronghua	-	-
Scott Silverman	-	-
Yu Xiaozhong	-	-
All Directors and Executive Officers as a Group (7 persons)	15,436,000	83.35%

Other 5% Shareholders:
Maple Huang Holdings Limited (3)	12,801,000	69.12%
Funa Lee Holdings Limited (4)	2,635,000	14.28%

(1)	Huang Feng is deemed to beneficially own 15,436,000 ordinary shares, of which 2,635,000 shares held by Li Funa, Mr. Huang Feng’s spouse, are included in Mr. Huang’s beneficial ownership numbers and percentage.

(2)	Li Funa is deemed to beneficially own 15,436,000 ordinary shares, of which 12,801,000 shares held by Huang Feng, Ms. Li Funa’s spouse, are included in Ms. Li’s beneficial ownership numbers and percentage.

(3)	Huang Feng is deemed to beneficially own 12,801,000 ordinary shares through Maple Huang Holdings Limited, a British Virgin Islands company holding 12,801,000 of our ordinary shares. Huang Feng has the sole voting and dispositive power of all the shares held by Maple Huang Holdings Limited. Maple Huang Holdings Limited’s current address is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

(4)	Li Funa, wife of Feng Huang, is deemed to beneficially own 2,635,000 ordinary shares through Funa Lee Holdings Limited, a British Virgin Islands company holding 2,635,000 of our ordinary shares. Li Funa owns 100% of Funa Lee Holdings Limited. She has the sole voting and dispositive power of all the shares held by Funa Lee Holdings Limited. Funa Lee Holdings Limited’s current address is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

6.F. Disclosure of Action to Recover Erroneously Awarded Compensation

There was no erroneously awarded compensation that was required to be recovered pursuant to the Company’s Executive Compensation Recovery Policy during the fiscal year ended June 30, 2024.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — 6.E. Share Ownership.” The company’s major shareholders do have different voting rights than the other shareholders.

7.B. Related Party Transactions

Terms of Directors and Officers

See “Item 6. Directors, Senior Management and Employees—6.C. Board Practices—Terms of Directors and Officers.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements with Executive Officers.”

Other Related Party Transactions

The table below sets forth the major related parties and their relationships with the Company as of June 30, 2024:

Name of related parties	Relationship with the Group
Huang Feng	Indirect majority shareholder of Li Bang International, CEO and Chairman of the Board
Xia Liang	Supervisor of Yangzhou Bangshijie and Suzhou Deji, CFO of Li Bang International
Li Funa	Director, indirect shareholder of Li Bang International and Huang Feng’s wife
Fan Hu	Executive director and legal representative of Yangzhou Bangshijie and Nanjing Bangshijie
Bangshida International Trade (Suzhou) Co., Ltd.	A vendor that is 50% owned by Mr. Xia Liang. On April 17, 2023, Mr. Xia sold his 50% equity share to a non-related third party.
Suzhou Beifusi Trading Co., Ltd. (“Suzhou Beifusi”)	A vendor, Huang Feng owns 65% share

The following are related party balances which are non-interest bearing as of June 30, 2024 and 2023:

	2024	2023
	US$	US$
Amounts due to related parties:
Fan Hu (1)	$107,476	$111,705
Huang Feng (1)	24,098	43,807
	$131,574	$155,512

(1)	The balances mainly are for expenses paid on behalf of the Company for daily operations.

The following are related party transactions for the years ended June 30, 2024, 2023 and 2022:

	For the Years Ended June 30,
	2024	2023	2022
	US$	US$	US$
Purchases:
Bangshida International Trade (Suzhou) Co., Ltd.	$-	$-	$42,167
	$-	$-	$42,167

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

Please refer to “Item 18. Financial Statements.”

Legal and Administrative Proceedings

Please refer to “Item 4. Information on the Company – Legal Proceedings.”

Dividend Policy

We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business after the Company’s IPO. Therefore, we do not expect to pay cash dividends in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our BOD and will depend on a number of factors, including future earnings, capital requirements, financial condition, and future prospects, and other factors the board of directors may deem relevant.

Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business.

Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment.

If we determine to pay dividends on any of our ordinary shares in the future, as a holding company, we will be dependent on receipt of funds from our operating subsidiaries. Current PRC regulations permit our PRC Subsidiaries to pay dividends to Li Bang HK only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. And if the PRC tax authorities determine that Li Bang International is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ordinary shares. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Our subsidiaries in China are required to set aside statutory reserves and have done so.

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiaries and affiliates in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments.

Cash dividends, if any, on our ordinary shares will be paid in U.S. dollars. Li Bang HK may be considered a non-resident enterprise for tax purposes, so that any dividends Li Bang WFOE pays to Li Bang HK may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10%.

8.B. Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

9.A. Offer and listing details

Our ordinary shares are listed on the Nasdaq Capital Market under the symbol “LBGJ.” The Ordinary Shares began trading on October 23, 2024 on the Nasdaq Capital Market.

9.B. Plan of distribution

Not applicable for annual reports on Form 20-F.

9.C. Markets

Our ordinary shares are listed on the Nasdaq Capital Market under the symbol “LBGJ.”

9.D. Selling shareholders

Not applicable for annual reports on Form 20-F.

9.E. Dilution

Not applicable for annual reports on Form 20-F.

9.F. Expenses of the issue

Not applicable for annual reports on Form 20-F.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share capital

Not applicable.

10.B. Memorandum and articles of association

The following are summaries of the material provisions of our memorandum and articles of association and the Cayman Islands Companies Act, insofar as they relate to the material terms of our ordinary shares. Copies of our memorandum and articles of association are filed as exhibits to this annual report. As a convenience to potential investors, we provide the below description of Cayman Islands law and our Articles of Association.

General

All of our issued and outstanding ordinary shares are fully paid and non-assessable. Our ordinary shares are issued in registered form, and are issued when registered in our register of members. Unless the BOD determine otherwise, each holder of our ordinary shares will not receive a certificate in respect of such ordinary share. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares. We may not issue shares or warrants to bearer.

Subject to the provisions of the Cayman Islands Companies Act and our articles regarding redemption and purchase of our shares, the directors have general and unconditional authority to allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any unissued shares to such persons, at such times and on such terms and conditions as they may decide. Such authority could be exercised by the directors to allot shares which carry rights and privileges that are preferential to the rights attaching to ordinary share. No share may be issued at a discount to par value except in accordance with the provisions of the Cayman Islands Companies Act. The directors may refuse to accept any application for shares and may accept any application in whole or in part, for any reason or for no reason.

As of the date of this annual report, there are 18,520,000 ordinary shares issued and outstanding, all of which are fully paid and non-assessable.

Listing

Our ordinary shares are listed on the Nasdaq Capital Market under the symbol “LBGJ.”

Transfer Agent and Registrar

The transfer agent and registrar for the ordinary shares is Transhare Corporation.

Dividends

Subject to the provisions of the Cayman Islands Companies Act and our memorandum and articles of association, the directors may declare dividends or distributions out of our funds which are lawfully available for that purpose.

Subject to the requirements of the Cayman Islands Companies Act regarding the application of a company’s share premium account, dividends may be declared and paid out of our share premium account. Dividends may also be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. The directors when paying dividends to shareholders may make such payment in cash.

Unless provided by the rights attached to a share, no dividend shall bear interest against the Company.

Voting Rights

Subject to any special rights or restrictions as to voting attached to any shares, on a show of hands every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote. On a poll, every shareholder who is present in person or by duly authorized representative and every person representing a shareholder by proxy shall have one vote for each share of which he or the person represented is the holder. In addition, all shareholders holding shares of a particular class are entitled to vote at a meeting of the holders of that class of shares. Votes may be given personally, by duly authorized representative or by proxy.

Variation of Rights Attaching to of Shares

Whenever our capital is divided into different classes of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of more than one half of the issued shares of that class, or with the sanction of a resolution passed by a majority of more than one half of the holders of shares of the class present in person or by duly authorized representative or proxy at a separate general meeting of the holders of shares of that class.

Unless the terms on which a class of shares was issued state otherwise, the rights conferred on the shareholder holding shares of any class shall not be deemed to be varied by the creation or issue of further shares ranking pari passu with the existing shares of that class or subsequent or in priority to them or the redemption or purchase of any shares of any class by our company. The rights conferred upon the holders of the shares of any class issued shall not be deemed to be varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Alteration of Share Capital

Subject to the Cayman Islands Companies Act, our shareholders may, by ordinary resolution:

(a)	increase our share capital by new shares of the amount fixed by that ordinary resolution and with the attached rights, priorities and privileges set out in that ordinary resolution;

(b)	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

(c)	convert all or any of our paid-up shares into stock, and reconvert that stock into paid up shares of any denomination;

(d)	sub-divide our shares or any of them into shares of an amount smaller than that fixed, so, however, that in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

(e)	cancel shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled or, in the case of shares without nominal par value, diminish the number of shares into which our capital is divided.

Subject to the Cayman Islands Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, our shareholders may, by special resolution, reduce our share capital in any way.

Calls on Shares and Liens

Subject to the terms of allotment, the directors may make calls on the shareholders in respect of any monies unpaid on their shares including any unpaid premium and each shareholder shall (subject to receiving at least 14 days’ notice specifying when payment is to be made), pay to us the amount called on his shares. Shareholders registered as the joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share. If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call or if no rate is fixed, at the rate of 6 percent per annum. The directors may, at their discretion, waive payment of the interest wholly or in part.

We have a first and paramount lien on every partly-paid or unpaid share for all monies called or payable to us in respect of that share. Our liens on such shares extend to dividends payable thereon.

At any time the directors may declare any share to be wholly or partly exempt from the lien on shares provisions of the articles of association.

We may sell, in such manner as the directors may determine, any share on which the sum in respect of which the lien exists is presently payable, if due notice that such sum is payable has been given (as prescribed by the articles of association) and, within 14 days of the date on which the notice is deemed to be given under the articles of association, such notice has not been complied with.

Unclaimed Dividend

A dividend that remains unclaimed for a period of six years after it became due for payment shall be forfeited to, and shall cease to remain owing by, the Company.

Forfeiture of Shares

If a shareholder fails to pay any call, the directors may give to such shareholder not less than 14 days’ notice requiring payment to be made. The notice shall also contain a warning that if the notice is not complied with, the shares in respect of which the call is made will be liable to be forfeited.

If such notice is not complied with, the directors may, before the payment required by the notice has been received, resolve that any share the subject of that notice be forfeited (which forfeiture shall include all dividends or other monies payable in respect of the forfeited share and not paid before such forfeiture).

A forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the directors think fit.

A person whose shares have been forfeited shall cease to be a shareholder in respect of the forfeited shares, but shall, notwithstanding such forfeit, remain liable to pay to us all monies which at the date of forfeiture were payable by him to us in respect of the shares, together with all expenses and interest from the date of forfeiture until payment, but his liability shall cease if and when we receive payment in full of the unpaid amount.

A certificate in writing under the hand of any of our directors or officers stating that a share has been duly forfeited on the date stated in the certificate shall be conclusive evidence that the particular shares have been forfeited on the stated date.

Redemption and Purchase of Own Shares

Subject to the Cayman Islands Companies Act and any rights for the time being conferred on the shareholders holding a particular class of shares, we may:

(a)	issue shares that are to be redeemed or liable to be redeemed, at our option or the shareholder holding those redeemable shares, on the terms and in the manner its directors determine before the issue of those shares;

(b)	with the consent in writing of more than one half of the issued shares of a particular class, or with the sanction of a resolution passed by a majority of more than one half of the holders of shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at our option on the terms and in the manner which the directors determine at the time of such variation; and

(c)	purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which the directors determine at the time of such purchase.

We may make a payment in respect of the redemption or purchase of our own shares in any manner authorized by the Cayman Islands Companies Act, including out of any combination of capital, our profits and the proceeds of a fresh issue of shares.

When making a payment in respect of the redemption or purchase of shares, the directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorized by the terms of the allotment of those shares or by the terms applying to those shares, or otherwise by agreement with the shareholder holding those shares.

Transfer of Shares

Provided that a transfer of ordinary shares complies with applicable rules of the Nasdaq, a shareholder may transfer ordinary shares to another person by completing an instrument of transfer in a common form or in a form prescribed by Nasdaq or in any other form approved by the directors, executed:

(a)	where the ordinary shares are fully paid, by or on behalf of that shareholder; and

(b)	where the ordinary shares are unpaid or partly paid or where otherwise required by our directors, by or on behalf of that shareholder and the transferee.

The transferor shall be deemed to remain the holder of an ordinary share until the name of the transferee is entered into the register of members of the Company.

Where the ordinary shares in question are not listed on or subject to the rules of Nasdaq, our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share that has not been fully paid up or is subject to a company lien. Our board of directors may also decline to register any transfer of such ordinary share unless:

(a)	the instrument of transfer is lodged with us, accompanied by the certificate (if any) for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

(b)	the instrument of transfer is in respect of only one class of ordinary share;

(c)	the instrument of transfer is properly stamped, if required;

(d)	the ordinary share transferred is fully paid and free of any lien in favor of us;

(e)	any fee related to the transfer has been paid to us; and

(f)	the transfer is not to more than four joint holders.

If our directors refuse to register a transfer, they are required, within one month after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on 14 calendar days’ notice being given by advertisement in one or more newspapers or by electronic means, be suspended and our register of members closed at such times and for such periods as our board of directors may from time to time determine. The registration of transfers, however, may not be suspended, and the register may not be closed, for more than 30 calendar days in any year.

Inspection of Books and Records

Holders of our ordinary shares have no general right under the Cayman Islands Companies Act to inspect or obtain copies of our register of members or our corporate records (other than copies of our memorandum and articles of association and register of mortgages and charges, and any special resolutions passed by our shareholders). Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

General Meetings

As a Cayman Islands exempted company, we are not obligated by the Cayman Islands Companies Act to call shareholders’ annual general meetings; accordingly, we may, but shall not be obliged to, in each year hold a general meeting as an annual general meeting. Any annual general meeting held shall be held at such time and place as may be determined by our board of directors. All general meetings other than annual general meetings shall be called extraordinary general meetings.

The directors may convene general meetings whenever they think fit. General meetings shall also be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold not less than 10 percent of the rights to vote at such general meeting, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not convene such meeting for a date not later than 21 clear days’ after the date of receipt by the Company of the written requisition, the requisitionists, or any of them representing more than one-half of the total voting rights of all of the requisitionists, may themselves convene a general meeting, but any meeting so convened shall be held no later than the day which falls three months after the expiration of the said twenty-one day period.

At least five days’ notice (exclusive of the day on which notice is served or deemed to be served, but inclusive of the day for which notice is given) of general meeting shall be given to shareholders entitled to attend and vote at such meeting. The notice shall specify the place, the day and the hour of the meeting and the general nature of the business to be conducted at the meeting. In addition, if a resolution is proposed as a special resolution, the text of that resolution shall be given to all shareholders. Notice of every general meeting shall also be given to the directors and our auditors.

A meeting of shareholders is duly constituted if, at the commencement of the meeting, there are present in person, through their authorized representative or by proxy one or more shareholders who, together, hold at least one third of the issued voting share capital of the Company.

If within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved; in any other case it shall stand adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place or to such other day, time and place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting the shareholders present shall be a quorum.

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before, or on, the declaration of the result of the show of hands) demanded by the chairman of the meeting or by any other shareholder or shareholders collectively present in person or by proxy (or in the case of a corporation or other non-natural person, by its duly authorized representative or proxy) and holding at least ten percent in par value of the shares giving a right to attend and vote at the meeting. Unless a poll is so demanded, a declaration by the chairman as to the result of a resolution and an entry to that effect in the minutes of the meeting, shall be conclusive evidence of the outcome of a show of hands, without proof of the number or proportion of the votes recorded in favor of, or against, that resolution.

If a poll is duly demanded, it shall be taken in such manner as the chairman directs and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

Directors

We may by ordinary resolution, from time to time, fix the maximum and minimum number of directors to be appointed. Under our articles of association, we are required to have a minimum of one director and the maximum number of Directors shall be unlimited unless otherwise determined by our shareholders by ordinary resolution.

A director may be appointed by ordinary resolution or by the directors. Any appointment may be to fill a vacancy or as an additional director.

The directors shall be entitled to such remuneration as the directors may determine.

The shareholding qualification for directors may be fixed by our shareholders by ordinary resolution and unless and until so fixed there shall be no shareholding qualification for directors.

A director may be removed by ordinary resolution.

A director may at any time resign or retire from office by giving us notice in writing. Unless the notice specifies a different date, the director shall be deemed to have resigned on the date that the notice is delivered to us.

Subject to the provisions of the articles of association, the office of a director shall be vacated forthwith if:

(a)	he is prohibited by the law of the Cayman Islands from acting as a director;

(b)	he is made bankrupt or makes an arrangement or composition with his creditors generally;

(c)	he resigns his office by notice to us;

(d)	he only held office as a director for a fixed term and such term expires;

(e)	in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director;

(f)	he is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director);

(g)	he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or

(h)	without the consent of the other directors, he is absent from meetings of directors for a continuous period of six months.

Each of the compensation committee and the nominating and corporate governance committee shall consist of at least three directors and the majority of the committee members shall be independent within the meaning of the NASDAQ corporate governance rules. The audit committee shall consist of at least three directors, all of whom shall be independent within the meaning of the NASDAQ corporate governance rules and will meet the criteria for independence set forth in Rule 10A-3 or Rule 10C-1 of the Exchange Act.

Powers and Duties of Directors

Subject to the provisions of the Cayman Islands Companies Act and our memorandum and articles of association, our business shall be managed by the directors, who may exercise all our powers. No prior act of the directors shall be invalidated by any subsequent alteration of our memorandum or articles of association. However, to the extent allowed by the Cayman Islands Companies Act, shareholders may by special resolution validate any prior or future act of the directors which would otherwise be in breach of their duties.

The directors may delegate any of their powers to any committee consisting of one or more persons who need not be shareholders and may include non-directors so long as the majority of those persons are directors; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the directors. Our board of directors have established an audit committee, compensation committee, and nomination and corporate governance committee.

The board of directors may establish any local or divisional board of directors or agency and delegate to it its powers and authorities (with power to sub-delegate) for managing any of our affairs whether in the Cayman Islands or elsewhere and may appoint any persons to be members of a local or divisional board of directors, or to be managers or agents, and may fix their remuneration.

The directors may from time to time and at any time by power of attorney or in any other manner they determine appoint any person, either generally or in respect of any specific matter, to be our agent with or without authority for that person to delegate all or any of that person’s powers.

The directors may from time to time and at any time by power of attorney or in any other manner they determine appoint any person, whether nominated directly or indirectly by the directors, to be our attorney or our authorized signatory and for such period and subject to such conditions as they may think fit. The powers, authorities and discretions, however, must not exceed those vested in, or exercisable, by the directors under the articles of association.

The board of directors may remove any person so appointed and may revoke or vary the delegation.

The directors may exercise all of our powers to borrow money and to mortgage or charge its undertaking, property and assets both present and future and uncalled capital or any part thereof, to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of ours or our parent undertaking (if any) or any subsidiary undertaking of us or of any third party.

A director shall not, as a director, vote in respect of any contract, transaction, arrangement or proposal in which he has an interest which (together with any interest of any person connected with him) is a material interest (otherwise then by virtue of his interests, direct or indirect, in shares or debentures or other securities of, or otherwise in or through, us) and if he shall do so his vote shall not be counted, nor in relation thereto shall he be counted in the quorum present at the meeting, but (in the absence of some other material interest than is mentioned below) none of these prohibitions shall apply to:

(a)	the giving of any security, guarantee or indemnity in respect of:

(i)	money lent or obligations incurred by him or by any other person for our benefit or any of our subsidiaries; or

(ii)	a debt or obligation of ours or any of our subsidiaries for which the director himself has assumed responsibility in whole or in part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

(b)	where we or any of our subsidiaries is offering securities in which offer the director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the director is to or may participate;

(c)	any contract, transaction, arrangement or proposal affecting any other body corporate in which he is interested, directly or indirectly and whether as an officer, shareholder, creditor or otherwise howsoever, provided that he (together with persons connected with him) does not to his knowledge hold an interest representing one percent or more of any class of the equity share capital of such body corporate (or of any third body corporate through which his interest is derived) or of the voting rights available to shareholders of the relevant body corporate;

(d)	any act or thing done or to be done in respect of any arrangement for the benefit of the employees of us or any of our subsidiaries under which he is not accorded as a director any privilege or advantage not generally accorded to the employees to whom such arrangement relates; or

(e)	any matter connected with the purchase or maintenance for any director of insurance against any liability or (to the extent permitted by the Cayman Islands Companies Act) indemnities in favor of directors, the funding of expenditure by one or more directors in defending proceedings against him or them or the doing of anything to enable such director or directors to avoid incurring such expenditure.

A director may, as a director, vote (and be counted in the quorum) in respect of any contract, transaction, arrangement or proposal in which he has an interest which is not a material interest or as described above, provided that the nature of the interest in such contract, transaction arrangement or proposal shall be disclosed by him at or prior to its consideration and any vote on that matter.

Capitalization of Profits

The directors may resolve to capitalize:

(a)	any part of our profits not required for paying any preferential dividend (whether or not those profits are available for distribution); or

(b)	any sum standing to the credit of our share premium account or capital redemption reserve, if any.

The amount resolved to be capitalized must be appropriated to the shareholders who would have been entitled to it had it been distributed by way of dividend and in the same proportions.

Liquidation Rights

If we are wound up, the shareholders may, subject to the articles of association and any other sanction required by the Cayman Islands Companies Act, pass a special resolution allowing the liquidator to do either or both of the following:

(a)	to divide in specie among the shareholders the whole or any part of our assets and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and

(b)	to vest the whole or any part of our assets in trustees for the benefit of shareholders and those liable to contribute to the winding up.

Register of Members

Under the Cayman Islands Companies Act, we must keep a register of members and there should be entered therein:

●	the names and addresses of our shareholders, together with a statement of the shares held by each shareholder, such statement shall confirm (i) the amount paid or agreed to be considered as paid, on the shares of each shareholder; (ii) the number and category of shares held by each member, and (iii) whether each relevant category of shares held by a member carries voting rights under the articles of association of the company, and if so, whether such voting rights are conditional;

●	the date on which the name of any person was entered on the register as a shareholder; and

●	the date on which any person ceased to be a shareholder.

Under the Cayman Islands Companies Act, the register of members of our company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a person who has agreed to become a shareholder and who is registered in the register of members is deemed, as a matter of the Cayman Islands Companies Act, to be a shareholder. Furthermore., as a matter of the Cayman Islands Companies Act, the registration of any person in the register of members as holder of any shares shall be prima facie evidence of such person having legal title to the shares as set against its name in the register of members. Upon the completion of the initial public offering, the register of members have immediately been updated to record and give effect to the issuance of shares. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a shareholder of our company, the person or shareholder aggrieved (or any shareholder of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Differences in Corporate Law

The Cayman Islands Companies Act is derived, to a large extent, from the older Companies Acts of England and Wales but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Cayman Islands Companies Act and the current Companies Act of England and Wales. In addition, the Cayman Islands Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Cayman Islands Companies Act applicable to us and the comparable laws applicable to companies incorporated in the State of Delaware in the U.S.

Mergers and Similar Arrangements

The Cayman Islands Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the shareholders and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman Islands parent company and its Cayman Islands subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose a subsidiary is a company of which at least 90% of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest of a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Except in certain limited circumstances, a dissenting shareholder of a Cayman Islands constituent company is entitled to payment of the fair value of his or her shares upon dissenting from a merger or consolidation in accordance with the statutory dissent procedures provided under the Cayman Islands Companies Act. The exercise of such dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, except for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

(a)	the statutory provisions as to the required majority vote have been met;

(b)	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

(c)	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

(d)	the arrangement is not one that would more properly be sanctioned under some other provision of the Cayman Islands Companies Act.

When a takeover offer is made and accepted by holders of 90% of the shares affected within four months the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, or if a takeover offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company and as a general rule, a derivative action may not be brought by a minority shareholder. However, based on English law authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the Company to challenge:

●	an act which is illegal or ultra vires with respect to the Company and is therefore incapable of ratification by the shareholders;

●	an act which, although not ultra vires, requires authorization by a qualified (or special) majority (that is, more than a simple majority) which has not been obtained; and

●	an act which constitutes a “fraud on the minority” where the wrongdoers are themselves in control of the company.

Indemnification of Directors and Executive Officers and Limitation of Liability

The Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our articles of association provide that, to the extent permitted by law, we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officers, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we intend to enter into indemnification agreements with our directors and executive officers that will provide such persons with additional indemnification beyond that provided in our articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-Takeover Provisions in Our Articles of Association

Some provisions of our articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue shares at such times and on such terms and conditions as the board of directors may decide without any further vote or action by our shareholders.

Under the Cayman Islands Companies Act, our directors may only exercise the rights and powers granted to them under our articles of association for what they believe in good faith to be in the best interests of our company and for a proper purpose.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company —a duty to act bona fide in what the director considers to be the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but in keeping with common law, Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Cayman Islands Companies Act provides shareholders with only limited rights to requisition a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our articles of association provide that general meetings shall be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold not less than 10 percent of the rights to vote at such general meeting, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not convene such meeting for a date not later than twenty-one days’ after the date of receipt of the written requisition, those shareholders who requested the meeting (or any of them who, together, hold at least half of the voting rights of all of them) may convene the general meeting themselves within three months after the end of such period of twenty-one days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us. Our articles of association provide no other right to put any proposals before annual general meetings or extraordinary general meetings. As a Cayman Islands exempted company, we are not obligated by law to call shareholders’ annual general meetings. However, our corporate governance guidelines require us to call such meetings every year.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under the Cayman Islands Companies Act, our articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Subject to the provisions of our articles of association (which include the removal of a director by ordinary resolution), the office of a director shall be vacated forthwith if (a) he is prohibited by the laws of the Cayman Islands from acting as a director, (b) he is made bankrupt or makes an arrangement or composition with his creditors generally, (c) he resigns his office by notice to us, (d) he only held office as a director for a fixed term and such term expires, (e) in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director, (f) he is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director), (g) he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise, or (h) without the consent of the other directors, he is absent from meetings of directors for continuous period of six months.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation or bylaws that is approved by its shareholders, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

The Cayman Islands Companies Act has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although the Cayman Islands Companies Act does not regulate transactions between a company and its significant shareholders, under Cayman Islands law such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the BOD approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the BOD may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the BOD.

Under the Cayman Islands Companies Act, the Company may be wound up by a special resolution of our shareholders or, if the Company is unable to pay its debts as they fall due, by an ordinary resolution of our shareholders. In addition, a company may be wound up by an order of the courts of the Cayman Islands. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights Attaching to Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under the Cayman Islands Companies Act and our articles of association, if our share capital is divided into more than one class of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two-thirds of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under the Cayman Islands Companies Act, our articles of association may only be amended by special resolution of our shareholders.

Anti-money Laundering—Cayman Islands

To comply with legislation or regulations aimed at the prevention of money laundering, we may be required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

We also reserve the right to refuse to make any redemption payment to a shareholder if our directors or officers suspect or are advised that the payment of redemption proceeds to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

If any person resident in the Cayman Islands knows or suspects or has reason for knowing or suspecting that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of their business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) a nominated officer (appointed in accordance with the Proceeds of Crime Act (As Revised) of the Cayman Islands) or the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (As Revised), if the disclosure relates to criminal conduct or money laundering or (ii) to a police constable or a nominated officer (pursuant to the Terrorism Act (As Revised) of the Cayman Islands) or the Financial Reporting Authority, pursuant to the Terrorism Act (As Revised), if the disclosure relates to involvement with terrorism or terrorist financing and terrorist property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

10.C. Material contracts

We have not entered into any material contracts other than in the ordinary course of business and otherwise described elsewhere in this annual report.

10.D. Exchange controls

The Cayman Islands Hong Kong, and the United States currently have no exchange control regulations or currency restrictions.

Under existing PRC foreign exchange regulations, payment of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. Therefore, our PRC Subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approval from, or registration with, appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. Current PRC regulations permit our PRC Subsidiaries to pay dividends to Li Bang International only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. As of the date of this annual report, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except for the transfer of funds involving money laundering and criminal activities. Cayman Islands law prescribes that a company may only pay dividends out of its profits or share premium, and that a company may only pay dividends if, immediately following the date on which the dividend is paid, the company remains able to pay its debts as they fall due in the ordinary course of business. Other than that, there are no restrictions on Li Bang International’s ability to transfer cash to investors. See “Item 3. Key Information — 3.D. Risk Factors – Risks Relating to Doing Business in China.”

10.E. Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the shares, nor will gains derived from the disposal of the shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in respect of the issue of the shares or on an instrument of transfer in respect of a share.

PRC Enterprise Taxation

Income Tax in PRC

Under the PRC Enterprise Income Tax Law, an enterprise established outside the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income as well as tax reporting obligations. Under the Implementation Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

In addition, SAT Circular 82 issued in April 2009 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if all of the following conditions are met: (a) senior management personnel and core management departments in charge of the daily operations of the enterprises have their presence mainly in the PRC; (b) their financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) major assets, accounting books and company seals of the enterprises, and minutes and files of their board’s and shareholders’ meetings are located or kept in the PRC; and (d) half or more of the enterprises’ directors or senior management personnel with voting rights habitually reside in the PRC. Further to SAT Circular 82, the SAT issued Announcement of the SAT on Printing and Distributing the Administrative Measures for Income Tax on Chinese-controlled Resident Enterprises Incorporated Overseas (Trial Implementation) (the “SAT Bulletin 45”) on July 27, 2011, which took effect on September 1, 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on PRC resident enterprise status and administration on post-determination matters. If the PRC tax authorities determine that Haoxi Cayman is a PRC resident enterprise for PRC enterprise income tax purposes, a number of PRC tax consequences could follow. For example, Haoxi Cayman may be subject to enterprise income tax at a rate of 25% with respect to its worldwide taxable income. Also, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or ordinary shares and potentially a 20% of withholding tax would be imposed on dividends we pay to our non-PRC individual shareholders and with respect to gains derived by our non-PRC individual shareholders from transferring our shares or ordinary shares.

The SAT and the MOF issued the Notice of MOF and SAT on Several Issues relating to Treatment of Corporate Income Tax Pertaining to Restructured Business Operations of Enterprises (the “SAT Circular 59”) in April 2009, which took effect on January 1, 2008. On October 17, 2017, the SAT issued the SAT Circular 37. By promulgating and implementing the SAT Circular 59 and the SAT Circular 37, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-PRC resident enterprise.

United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations relating to the ownership and disposition of our ordinary shares by a U.S. holder (as defined below) that holds our ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations and may be changed, possibly with retroactive effect. No ruling has been sought from the IRS with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (for example, banks or other financial institutions, insurance companies, broker-dealers, pension plans, cooperatives, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), holders who are not U.S. holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting shares, holders who will hold their ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United States, alternative minimum tax, state, or local tax considerations, or the Medicare tax on net investment income. Each U.S. holder is urged to consult its tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations with respect to the ownership and disposition of our ordinary shares.

General

For purposes of this discussion, a “U.S. holder” is a beneficial owner of our ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under applicable United States Treasury regulations.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ordinary shares and partners in such partnerships are urged to consult their tax advisors as to the particular United States federal income tax consequences of an investment in our ordinary shares.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be a “passive foreign investment company,” or “PFIC,” for United States federal income tax purposes, if, in any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the average quarterly value of its assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

Although we do not believe that we were a PFIC for the taxable year ended June 30, 2023, 2022 and 2021 and do not anticipate becoming a PFIC in the foreseeable future, the determination of whether we are or will become a PFIC will depend in part upon the value of our goodwill and other unbooked intangibles (which will depend upon the market value of our ordinary shares from time-to-time, which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. It is also possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or one or more future taxable years.

The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets. Because our PFIC status for any taxable year is a factual determination that can be made only after the close of a taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. If we are a PFIC for any year during which a U.S. holder held our ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. holder held our ordinary shares.

The discussion below under “Dividends” and “Sale or Other Disposition of Ordinary Shares” is written on the basis that we will not be or become a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are a PFIC for the current taxable year or any subsequent taxable year are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the PFIC rules discussed below, any cash distributions (including the amount of any tax withheld) paid on our ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. holder as dividend income on the day actually or constructively received by the U.S. holder. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be reported as a “dividend” for United States federal income tax purposes. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a reduced United States federal tax rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met.

A non-United States corporation (other than a corporation that is a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (b) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. In the event we are deemed to be a resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-PRC income tax treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose) and in that case we would be treated as a qualified foreign corporation with respect to dividends paid on our ordinary shares. Each non-corporate U.S. holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our ordinary shares. Dividends received on the ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. In the event that we are deemed to be a PRC “resident enterprise” under the Enterprise Income Tax Law, a U.S. holder may be subject to PRC withholding taxes on dividends paid on our ordinary shares. In that case, a U.S. holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on ordinary shares. A U.S. holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of Ordinary Shares

Subject to the PFIC rules discussed below, a U.S. holder will generally recognize capital gain or loss upon the sale or other disposition of ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. holder’s adjusted tax basis in such ordinary shares. Any capital gain or loss will be long-term if the ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Long-term capital gain of non-corporate U.S. holders is generally eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations. In the event that we are treated as a PRC “resident enterprise” under the Enterprise Income Tax Law and gain from the disposition of the ordinary shares is subject to tax in the PRC, a U.S. holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. U.S. holders are advised to consult its tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ordinary shares, including the availability of the foreign tax credit under their particular circumstances and the election to treat any gain as PRC source.

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. holder holds our ordinary shares, and unless the U.S. holder makes a mark-to-market election (as described below), the U.S. holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, for subsequent taxable years, on (i) any excess distribution that we make to the U.S. holder (which generally means any distribution paid during a taxable year to a U.S. holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ordinary shares. Under the PFIC rules:

●	such excess distribution and/or gain will be allocated ratably over the U.S. holder’s holding period for the ordinary shares;

●	such amount allocated to the current taxable year and any taxable years in the U.S. holder’s holding period prior to the first taxable year in which we are a PFIC, or pre-PFIC year, will be taxable as ordinary income;

●	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for that year; and

●	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. holder holds our ordinary shares and any of our non-United States subsidiaries is also a PFIC, such U.S. holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. holder of “marketable stock” in a PFIC may make a mark-to-market election. Since our ordinary shares are listed on the Nasdaq, a U.S. holder holds ordinary shares will be eligible to make a mark-to-market election if we are or were to become a PFIC. If a mark-to-market election is made, the U.S. holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ordinary shares held at the end of the taxable year over the adjusted tax basis of such ordinary shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ordinary shares over the fair market value of such ordinary shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. holder’s adjusted tax basis in the ordinary shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the ordinary shares will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If a U.S. holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ordinary shares are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election.

If a U.S. holder makes a mark-to-market election in respect of a PFIC and such corporation ceases to be a PFIC, the U.S. holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not a PFIC.

Because a mark-to-market election cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. holder who makes a mark-to-market election with respect to our ordinary shares may continue to be subject to the general PFIC rules with respect to such U.S. holder’s indirect interest in any of our non-United States subsidiaries if any of them is a PFIC.

We do not intend to provide information necessary for U.S. holders to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

As discussed above under “Dividends,” dividends that we pay on our ordinary shares will not be eligible for the reduced tax rate that applies to qualified dividend income if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year. In addition, if a U.S. holder owns our ordinary shares during any taxable year that we are a PFIC, such holder would generally be required to file an annual IRS Form 8621. Each U.S. holder is advised to consult its tax advisors regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

Information Reporting

Certain U.S. holders may be required to report information to the IRS relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds US$50,000 (or a higher dollar amount prescribed by the IRS), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a United States financial institution). These rules also impose penalties if a U.S. holder is required to submit such information to the IRS and fails to do so.

In addition, U.S. holders may be subject to information reporting to the IRS with respect to dividends on and proceeds from the sale or other disposition of our ordinary shares. Each U.S. holder is advised to consult with its tax advisor regarding the application of the United States information reporting rules to their particular circumstances.

10.F. Dividends and paying agents

Not applicable for annual reports on Form 20-F.

10.G. Statement by experts

Not applicable for annual reports on Form 20-F.

10.H. Documents on display

We are subject to the information requirements of the Exchange Act. In accordance with these requirements, the Company files reports and other information with the SEC. You may read and copy any materials filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC.

10.I. Subsidiary Information

For a list of our subsidiaries, see “Item 4. Information of the Company – C. Organizational Structure.”

10.J. Annual Report to Security Holders.

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

Currency risk

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other Company foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

As of June 30, 2024, 2023 and 2022, all cash balances held in PRC banks are covered by insurance.

Concentration and credit risk

Currently, all of the Company’s operations are in the PRC. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environment in the PRC, and by the general state of the PRC’s economy. The Company’s operations in the PRC are subject to specific considerations and significant risks not typically associated with companies in North America. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, accounts receivable, notes receivable, advances to suppliers and amount due from related parties. A portion of the Company’s sales are credit sales which are to the customers whose ability to pay is dependent upon industry economics prevailing in these areas; however, concentrations of credit risk with respect to trade accounts receivable is limited due to most clients of the Company are state-owned enterprises. The Company also performs ongoing credit evaluations of its customers to help further reduce credit risk. As of June 30, 2024, $10.47 million or 52% of the Company’s accounts receivable were from state-owned enterprises. As of June 30, 2023, $10.89 million or 73% of the Company’s accounts receivable were from state-owned enterprises. As of June 30, 2022, $8.21 million or 76% of the Company’s accounts receivable were from state-owned enterprises.

Interest rate risk

Fluctuations in market interest rates may negatively affect the Company’s financial condition and results of operations. The Company is exposed to floating interest rate risk principally on floating rate borrowings, and the risks due to changes in interest rates is not considered material. The Company has not used any derivative financial instruments to manage the Company’s interest risk exposure.

Inflation risk

Inflationary factors, such as increases in the cost of raw materials, personnel and overhead costs, could impair our operating results. Although we do not believe inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses as a percentage of sales revenue if the revenues from our products do not increase with such increased costs. Considering that there is no sign of inflation in China’s current economic environment, this risk should not affect the Company’s operations.

Other uncertainty risks

The Company’s major operations are in the PRC. Accordingly, the political, economic, and legal environment in the PRC, as well as the general state of the PRC’s economy may influence the Company’s business, financial condition, and results of operations.

The Company’s major operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic, and legal environment. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, and rates and methods of taxation, among other things. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws, this may not be indicative of future results.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

We do not have any material defaults in the payment of principal, interest, or any installments under a sinking or purchase fund.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS

14.A. – 14.D.  Material Modifications to the Rights of Security Holders

There have been no material modifications to the rights of our security holders.

14.E. Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File No. 333-262367), as amended, including the annual report contained therein, which registered 1,520,000 Ordinary Shares and was declared effective by the SEC on September 30, 2024, for our initial public offering, which completed on October 24, 2024 at an initial offering price of US$4.00 per Ordinary Share (the “IPO”). Craft Capital Management LLC was the representative of the underwriters.

In the IPO, the Company received gross proceeds in the amount of US$6.08 million and net proceeds of approximately US$4,565,812.15 after deducting underwriting discounts and expenses. As of the date of this annual report, we have not used net proceeds received from our initial public offering.  We still intend to use the remainder of the proceeds from our initial public offering as disclosed in our registration statements on Form F-1.

None of these net proceeds from our initial public offering and the optional offering was paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates or others.

ITEM 15. CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of June 30, 2024, our disclosure controls and procedures were not effective as our management has identified the following “material weaknesses” in our internal control over financial reporting, as defined in the standards established by the PCAOB, and other control deficiencies. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified are related to: 1) lack of accounting staff and resources with appropriate knowledge of US GAAP and SEC reporting and compliance requirements to design and implement formal period-end financial reporting policies and procedures to address complex technical accounting issue in accordance with IFRS and the SEC requirements and 2) lack of proper IT policies & procedures developed for system change management, user access management, backup management and service organization management.

In response to the material weaknesses identified previously, we are in the process of implementing a number of measures to address including but not limited to 1) hire additional finance and accounting staff with qualifications and work experiences in IFRS and SEC reporting requirements to formalize and strengthen the key internal control over financial reporting; 2) allocate sufficient resources to prepare and review financial statements and related disclosures in accordance with US GAAP and SEC reporting requirements; and 3) hire experienced IT staff with qualifications of the CRISC (“Certified in Risk and Information Systems Control”) to formalize and strengthen the key internal control over Information Technology General Control.

We have taken steps to address the material weaknesses and continue to implement our remediation plan, which we believe will address their underlying causes. We have engaged external advisors to provide assistance in the areas of information technology, internal controls over financial reporting, and financial accounting in the short term and to evaluate and document the design and operating effectiveness of our internal controls and assist with the remediation and implementation of our internal controls as required. We are evaluating the longer-term resource needs of our various financial functions. These remediation measures may be time consuming, costly, and might place significant demands on our financial and operational resources. Although we have made enhancements to our control procedures in this area, the material weaknesses will not be remediated until the necessary controls have been implemented and are operating effectively. We do not know the specific time frame needed to fully remediate the material weakness identified.

As a company with less than US$1.235 billion in net revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act (“JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting.

(b) Management’s annual report on internal control over financial reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of June 30, 2024 due to the material weaknesses identified in our internal control over financial reporting as described above.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

 (c) Attestation report of the registered public accounting firm.

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

(d) Changes in internal control over financial reporting.

There have been no changes in our internal controls over financial reporting occurred during the fiscal year ended June 30, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting

ITEM 16. [RESERVED]

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s board of directors has determined that Scott Silverman qualifies as an “audit committee financial expert” in accordance with applicable Nasdaq Capital Market standards. The Company’s board of directors has also determined that members of the Audit Committee are all “independent” in accordance with the applicable Nasdaq Capital Market standards.

ITEM 16B.  CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics that applies to the Company’s directors, officers, employees and advisors. The Code of Business Conduct and Ethics is attached as an exhibit to this annual report. Copy of the Code of Business Conduct and Ethics is also available on our website at https://ir.libangco.cn.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Wei, Wei & Co., LLP was appointed by the Company to serve as its independent registered public accounting firm for fiscal year ended June 30, 2024. Audit services provided by Wei, Wei & Co., LLP for fiscal year ended June 30, 2024, 2023, and 2022 included the examination of the consolidated financial statements of the Company.

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

Wei, Wei & Co’s fee for the fiscal year ended June 30, 2024, 2023, and 2022 was $366,106, $442,779, and $222,042, respectively.

Audit-Related Fees

There was no audit-related service fees incurred from Wei, Wei & Co for the fiscal years ended June 30, 2024, 2023, or 2022.

Tax Fees

There was no tax service fees incurred from Wei, Wei & Co for the fiscal years ended June 30, 2024, 2023, or 2022.

All Other Fees

There were no other services fees incurred from Wei, Wei & Co in fiscal year ended June 30, 2024, 2023, or 2022.

Audit Committee Pre-Approval Policies

Wei, Wei & Co’s engagement by the Company to render audit or non-audit services was approved and ratified by the Company’s audit committee. All services rendered by Wei, Wei & Co have been so approved and ratified.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.  CORPORATE GOVERNANCE

As a company listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards.

We elected to follow home country practice exemption for:

(i) Rule 5605(b)(1) of the Nasdaq Listing Rules, which requires that a majority of a company’s board of directors be comprised of independent directors.

(ii) Rule 5605(b)(2) of the Nasdaq Listing Rules, which requires that the independent directors of a company to have regularly scheduled meetings with only the independent directors present.

(iii) Rule 5605(e)(1) of the Nasdaq Listing Rules, which requires that director nominees must either be selected, or recommended for the board’s selection, either by (A) independent directors constituting a majority of the board’s independent directors in a vote in which only independent directors participate, or (B) a nominations committee comprised solely of independent directors.

(iv) Rule 5620(a) of the Nasdaq Listing Rules, which requires that each company listing common stock or voting preferred stock, and their equivalents, hold an annual meeting of shareholders within one year of the end of each fiscal year of the company.

(v) Rule 5620(b) of the Nasdaq Listing Rules, which requires that each company that is not a limited partnership shall solicit proxies and provide proxy statements for all meetings of shareholders and shall provide copies of such proxy solicitation to Nasdaq.

(vi) Rule 5620(c) of the Nasdaq Listing Rules, which requires that each company that is not a limited partnership shall provide for a quorum as specified in its by-laws for any meeting of the holders of common stock; provided, however, that in no case shall such quorum be less than 33 1/3 % of the outstanding shares of the company’s common voting stock.

(vii) Rule 5630(a) of the Nasdaq Listing Rules, which requires that each company that is not a limited partnership shall conduct an appropriate review and oversight of all related party transactions for potential conflict of interest situations on an ongoing basis by the company’s audit committee or another independent body of the board of directors.

(vii) Rule 5635(a) of the Nasdaq Listing Rules, which requires that shareholder approval be obtained in certain circumstances prior to an issuance of securities in connection with the acquisition of the stock or assets of another company.

(ix) Rule 5635(b) of the Nasdaq Listing Rules, which requires that shareholder approval be obtained prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the company.

(x) Rule 5635(c) of the Nasdaq Listing Rules, which requires that shareholder approval be obtained prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, subject to certain exceptions.

(xi) Rule 5635(d) of the Nasdaq Listing Rules, which requires that shareholder approval be obtained prior to a 20% Issuance at a price that is less than the Minimum Price, where (a) “Minimum Price” means a price that is the lower of: (i) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement; or (ii) the average Nasdaq Official Closing Price of the common stock (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement, and (b) “20% Issuance” means a transaction, other than a public offering as defined in IM-5635-3, involving the sale, issuance or potential issuance by the company of common stock (or securities convertible into or exercisable for common stock), which alone or together with sales by officers, directors or substantial shareholders of the company, equals 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance.

Subject to Nasdaq Rules, we may also opt to rely on additional home country practice exemptions in the future.

Our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Ordinary Shares— We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.”

ITEM 16H.  MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.  DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.  INSIDER TRADING POLICIES

We have adopted insider trading policies governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. A copy of the insider trading policies is attached as an exhibit to this annual report.

ITEM 16K. CYBERSECURITY

We recognize the importance of developing, implementing, and maintaining robust cybersecurity measures to safeguard our information systems and protect our data’s confidentiality, integrity, and availability. We have implemented, including testing software and our computer systems, our facilities, systems and procedures, from cybersecurity threats. We assess risks arising from cybersecurity threats against our information systems that may result in adverse effects on our information systems or any information residing therein. We conduct periodic assessments to identify such cybersecurity threats.

Following these risk assessments, we evaluate whether and how to re-design, implement, and maintain reasonable safeguards to mitigate identified risks and reasonably address any identified gaps in existing safeguards. We monitor and test our safeguards and regularly conduct training for our employees on these safeguards in collaboration with the administrative department and management. We are committed to promoting a company-wide culture of cybersecurity risk management.

We have not encountered cybersecurity risks, threats, or incidents that have materially affected or are reasonably likely to materially affect the Company, our business strategy, results of operations, or financial condition during the fiscal year ended June 30, 2024.

PART III

ITEM 17.  FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

ITEM 18.  FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

ITEM 19.  EXHIBITS

Exhibit No.	Description of Exhibit
1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 to our registration statement on Form F-1 (File No. 333-262367), as amended, initially filed with the SEC on January 27, 2022)

2.1*	Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

2.2	Form of Underwriter’s Warrant (incorporated by reference to Exhibit 4.1 to our registration statement on Form F-1 (File No. 333-262367), as amended, initially filed with the SEC on January 27, 2022)

4.1	Employment Agreement with Huang Feng (incorporated by reference to Exhibit 10.1 to our registration statement on Form F-1 (File No. 333-262367), as amended, initially filed with the SEC on January 27, 2022)

4.2	Employment Agreement with Xia Liang (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-262367), as amended, initially filed with the SEC on January 27, 2022)

4.3	Employment Agreement with Wu Jianhua (incorporated by reference to Exhibit 10.3 to our registration statement on Form F-1 (File No. 333-262367), as amended, initially filed with the SEC on January 27, 2022)

4.4	Director Offer Letter with Li Funa (incorporated by reference to Exhibit 10.4 to our registration statement on Form F-1 (File No. 333-262367), as amended, initially filed with the SEC on January 27, 2022)

4.5	Independent Director Offer Letter with Xu Ronghua (incorporated by reference to Exhibit 10.5 to our registration statement on Form F-1 (File No. 333-262367), as amended, initially filed with the SEC on January 27, 2022)

4.6	Independent Director Offer Letter with Yu Xiaozhong (incorporated by reference to Exhibit 10.6 to our registration statement on Form F-1 (File No. 333-262367), as amended, initially filed with the SEC on January 27, 2022)

4.7	Independent Director Offer Letter with Scott Silverman (incorporated by reference to Exhibit 10.7 to our registration statement on Form F-1 (File No. 333-262367), as amended, initially filed with the SEC on January 27, 2022)

8.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to our registration statement on Form F-1 (File No. 333-262367), as amended, initially filed with the SEC on January 27, 2022)

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 14.1 to our registration statement on Form F-1 (File No. 333-262367), as amended, initially filed with the SEC on January 27, 2022)

11.2*	Insider Trading Policies

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1**	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2**	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

97.1*	Executive Compensation Recovery Policy

101.INS*	Inline XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Li Bang International Corporation Inc.

By:	/s/ Huang Feng
	Name:	Huang Feng
	Title:	Chief Executive Officer and Chairman of the Board

Date: November 8, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Li Bang International Corporation Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Li Bang International Corporation Inc. and Subsidiaries (the “Company”) as of June 30, 2024 and 2023, and the related consolidated statements of (loss) income and comprehensive (loss) income, changes in equity, and cash flows for each of the years in the three-year period ended June 30, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Wei, Wei & Co., LLP

We have served as the Company’s auditor since 2021.

Flushing, New York

November 8, 2024

LI BANG INTERNATIONAL CORPORATION INC.

CONSOLIDATED BALANCE SHEETS

	As of June 30,
	2024	2023
	US$	US$
ASSETS
Current Assets:
Cash	$153,914	$76,019
Restricted cash	80,293	465,108
Accounts receivable, net	12,286,665	11,874,127
Notes receivable	172,348	-
Advances to suppliers, net	991,518	916,818
Inventories	1,750,369	1,546,617
Prepaid expenses and other current assets, net	283,061	411,263
Total current assets	15,718,168	15,289,952

Non-current assets:
Fixed deposits	2,665,993	2,629,467
Non-current accounts receivable	670,146	1,448,214
Prepayment for land use rights	1,403,154	1,383,930
Deferred offering costs	588,013	455,395
Property and equipment, net	2,790,891	3,091,893
Intangible assets, net	539,925	547,354
Deferred tax assets, net	533,345	433,591
Other non-current assets	169,933	73,223
Total non-current assets	9,361,400	10,063,067

Total Assets	$25,079,568	$25,353,019

LIABILITIES AND EQUITY
Current Liabilities:
Short-term loans	$6,857,415	$9,680,589
Accounts payable	4,694,905	4,360,460
Advances from customers	1,027,164	1,029,455
Taxes payable	3,273,227	3,329,494
Due to related parties	131,574	155,512
Other payables and other current liabilities	1,033,729	950,924
Total current liabilities	17,018,014	19,506,434

Non-current Liabilities:
Long-term loans	3,806,557	297,545
Total non-current liabilities	3,806,557	297,545

Total Liabilities	20,824,571	19,803,979

Commitments and Contingencies	-	-

Equity:
Ordinary shares (par value $0.0001 per share,500,000,000 shares authorized,17,000,000 shares issued and outstanding)	1,700	1,700
Subscription receivable	(1,699)	(1,699)
Additional paid-in capital	2,236,677	2,236,677
Statutory reserves	755,100	755,100
Retained earnings	1,583,977	2,955,118
Accumulated other comprehensive loss	(258,907)	(339,563)
Total shareholders’ equity of the Company	4,316,848	5,607,333
Non-controlling interests	(61,851)	(58,293)
Total Equity	4,254,997	5,549,040

Total Liabilities and Equity	$25,079,568	$25,353,019

The accompanying notes are an integral part of these consolidated financial statements.

LI BANG INTERNATIONAL CORPORATION INC.

CONSOLIDATED STATEMENTS OF (LOSS) INCOME AND COMPREHENSIVE (LOSS) INCOME

	For the Years Ended June 30,
	2024	2023	2022

Revenues:
Project revenues	$10,426,039	$13,581,021	$13,293,212
Retail revenues	367,976	423,527	185,923
Total revenues	10,794,015	$14,004,548	13,479,135
Cost of revenues	(8,086,367)	(8,246,591)	(8,623,897)
Gross profit	2,707,648	5,757,957	4,855,238

Operating expenses:
Selling and marketing	831,252	650,268	648,648
General and administrative	2,509,143	2,646,569	2,497,626
Bad debts	1,084,649	1,213,483	378,294
Total operating expenses	4,425,044	4,510,320	3,524,568

(Loss) income from operations	(1,717,396)	1,247,637	1,330,670

Other income (expenses):
Interest expense	(430,639)	(375,445)	(291,901)
Other income (expenses), net	586,428	(5,461)	399,452
Total other income (expenses), net	155,789	(380,906)	107,551

(Loss) income before provision for income taxes	(1,561,607)	866,731	1,438,221

Income tax (benefit) expense	(187,720)	252,611	593,118

Net (loss) income	(1,373,887)	614,120	845,103
Less: net loss attributable to non-controlling interests	(2,746)	(2,698)	(3,014)
Net (loss) income attributable to ordinary shareholders	$(1,371,141)	$616,818	$848,117

Comprehensive (loss) income
Net (loss) income	$(1,373,887)	614,120	$845,103
Foreign currency translation gain (loss)	79,844	(417,717)	(198,530)
Total comprehensive (loss) income	(1,294,043)	196,403	646,573
Comprehensive (loss) income attributable to non-controlling interests	(3,558)	1,677	(680)
Comprehensive (loss) income attributable to ordinary shareholders	$(1,290,485)	$194,726	$647,253

(Loss) earnings per ordinary share
– Basic and diluted	$(0.08)	$0.04	$0.05

Weighted average number of ordinary shares outstanding
– Basic and diluted	17,000,000	17,000,000	17,000,000

The accompanying notes are an integral part of these consolidated financial statements.

LI BANG INTERNATIONAL CORPORATION INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED JUNE 30, 2024, 2023 AND 2022

	Ordinary shares		Subscription	Additional paid-in	Statutory	Retained	Accumulated other comprehensive	Total shareholders’	Non-controlling	Total
	Shares	Amount	receivable	capital	reserves	earnings	income (loss)	equity	interests	equity
		US$	US$	US$	US$	US$	US$	US$	US$	US$
Balance as of June 30, 2021	17,000,000	$1,700	$(1,699)	$2,236,677	$374,975	$2,811,381	$283,393	$5,706,427	$(59,290)	$5,647,137
Net income	-	-	-	-	-	848,117	-	848,117	(3,014)	845,103
Appropriation to statutory reserves	-	-	-	-	207,400	(207,400)	-	-	-	-
Dividends declared	-	-	-	-	-	(941,073)	-	(941,073)	-	(941,073)
Foreign currency translation adjustment	-	-	-	-	-	-	(200,864)	(200,864)	2,334	(198,530)
Balance as of June 30, 2022	17,000,000	1,700	(1,699)	2,236,677	582,375	2,511,025	82,529	5,412,607	(59,970)	5,352,637
Net income	-	-	-	-	-	616,818	-	616,818	(2,698)	614,120
Appropriation to statutory reserves	-	-	-	-	172,725	(172,725)	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	(422,092)	(422,092)	4,375	(417,717)
Balance as of June 30, 2023	17,000,000	1,700	(1,699)	2,236,677	755,100	2,955,118	(339,563)	5,607,333	(58,293)	5,549,040
Net income	-	-	-	-	-	(1,371,141)	-	(1,371,141)	(2,746)	(1,373,887)
Foreign currency translation adjustment	-	-	-	-	-	-	80,656	80,656	(812)	79,844
Balance as of June 30, 2024	17,000,000	$1,700	$(1,699)	$2,236,677	$755,100	$1,583,977	$(258,907)	$4,316,848	$(61,851)	$4,254,997

The accompanying notes are an integral part of these consolidated financial statements.

LI BANG INTERNATIONAL CORPORATION INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended June 30,
	2024	2023	2022
	US$	US$	US$
Cash flows from operating activities:
Net (loss) income	$(1,373,887)	$614,120	$845,103
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation and amortization	460,720	498,650	541,793
(Gain) loss on disposal of property and equipment	(14,839)	547	-
Bad debt expense	1,084,649	1,213,483	378,294
Deferred tax benefit	(93,655)	(223,230)	(214,530)
Changes in operating assets and liabilities:			-
Accounts receivable	(391,851)	(5,049,769)	(5,003,595)
Notes receivable	(172,208)	14,694	7,434
Advances to suppliers	(201,638)	(299,526)	(617,272)
Inventories	(182,119)	460,389	1,790,126
Due from related parties	-	297,666	886,753
Prepaid expenses and other current assets	35,262	(195,641)	(2,597)
Accounts payable	273,650	1,054,719	775,007
Advances from customers	(16,578)	294,836	(1,723,413)
Taxes payable	(102,435)	639,275	1,687,572
Due to related parties	(26,077)	85,253	(78,634)
Other payables and other current liabilities	74,527	(39,880)	317,688
Net cash used in operating activities	(646,479)	(634,414)	(410,271)

Cash flows from investing activities:
Purchases of property and equipment	(104,523)	(175,962)	(84,899)
Proceeds from disposal of property and equipment	17,334	144	-
Prepayment for land use rights	-	-	(1,548,683)
Purchases of fixed deposits	-	(2,737,161)	-
Net cash used in investing activities	(87,189)	(2,912,979)	(1,633,582)

Cash flows from financing activities:
Proceeds from loans	7,969,044	14,461,012	8,146,072
Repayments of loans	(7,422,258)	(10,425,427)	(4,843,199)
Payment of offering costs	(127,300)	(91,238)	(255,900)
Dividend paid to shareholders	-	-	(929,210)
Net cash provided by financing activities	419,486	3,944,347	2,117,763

Effect of foreign exchange rate on cash	7,262	(27,857)	(6,723)

Net (decrease) increase in cash and restricted cash	(306,920)	369,097	67,187
Cash and restricted cash at the beginning of the year	541,127	172,030	104,843
Cash and restricted cash at the end of the year	$234,207	$541,127	$172,030

Reconciliation of cash and restricted cash
Cash	$153,914	$76,019	$172,030
Restricted cash	80,293	465,108	-
Total cash and restricted cash shown in the statements of cash flows	$234,207	$541,127	$172,030

Supplemental disclosures of cash flow information:
Interest paid	$425,736	$375,286	$291,901
Income taxes paid	$59	$167,010	$983

The accompanying notes are an integral part of these consolidated financial statements.

LI BANG INTERNATIONAL CORPORATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2024 and 2023

NOTE 1 – ORGANIZATION AND BUSINESS DESCRIPTION

Li Bang International Corporation Inc. (“Li Bang International”) was incorporated in the Cayman Islands on July 8, 2021.

On July 8, 2021, the Company’s shareholders approved a Memorandum and Articles of Association, pursuant to which 500,000,000 shares were authorized as ordinary shares with a par value of $0.0001 per share, and the Company initially issued 10,000 ordinary shares. On July 15, 2022, in connection with the reorganization, the Company issued an additional 16,990,000 ordinary shares which was treated as a stock split. All references to the number of ordinary shares and per-share data in the accompanying consolidated financial statements (“CFS”) were retroactively adjusted to reflect such issuance of shares. The Company issued:

●	12,801,000 ordinary shares to Maple Huang Holdings Limited;

●	2,635,000 ordinary shares to Funa Lee Holdings Limited;

●	799,000 ordinary shares to Army Chan Holdings Limited; and

●	765,000 ordinary shares to Delight Wang Holdings Limited.

Of the 17,000,000 outstanding ordinary shares: 75.3% are owned by Maple Huang Holdings Limited, a British Virgin Islands (“BVI”) company, controlled by Huang Feng, our CEO and Chairman of the Board; and15.5% are owned by Funa Lee Holdings Limited, a BVI company, controlled by Li Funa, Huang Feng’s spouse. Therefore, Huang Feng beneficially owns 90.8% of the Company.

On July 26, 2021, Li Bang International formed its wholly owned subsidiary, Li Bang International Hong Kong Holdings Limited (“Li Bang HK”) in Hong Kong. On August 18, 2021, Li Bang HK formed its wholly owned subsidiary, Jiangsu Li Bang Intelligent Technology Co., Limited (“Li Bang Intelligent Technology” or “WFOE”) in the PRC.

Suzhou Deji Kitchen Engineering Co., Limited (“Suzhou Deji”) is a limited liability company incorporated on April 8, 2010, under the laws of China. Wuxi Li Bang Kitchen Appliance Co., Limited (“Wuxi Li Bang”) is a limited liability company incorporated on May 18, 2007, under the laws of China. Li Bang Kitchen Appliance Co., Limited (“Li Bang Kitchen Appliance”) is a limited liability company incorporated on March 22, 2019, under the laws of China. On December 2, 2019, Li Bang Kitchen Appliance established a subsidiary in China, Yangzhou Bangshijie Kitchen Appliance Co., Ltd. (“Yangzhou Bangshijie”). On November 25, 2015, Wuxi Li Bang established one subsidiary in China, Nanjing Bangshijie Kitchen Appliance Co., Ltd. (“Nanjing Bangshijie”). In March 2019, Wuxi Li Bang transferred its ownership in Nanjing Bangshijie to Li Bang Kitchen Appliance.

Reorganization

A reorganization of Li Bang International’s legal entity structure (the “Reorganization”) was completed on December 22, 2021. The Reorganization involved the incorporation of Li Bang International and Li Bang Intelligent Technology, and the transfer of the 100% equity interest of Li Bang Kitchen Appliance, Suzhou Deji and Wuxi Li Bang. Consequently, Li Bang International, through its subsidiary Li Bang HK, directly controls Li Bang Kitchen Appliance, Suzhou Deji and Wuxi Li Bang, and became the ultimate holding company of all other entities mentioned above.

After the Reorganization, the Company’s corporate structure was as follows:

The Company conducts its operations in China through its Operating Subsidiaries. The main business of its Operating Subsidiaries is to design, develop, produce and sell stainless steel commercial kitchen equipment in China under its “Li Bang” brand. Additionally, through its Operating Subsidiaries, the Company provides its customers with comprehensive services, from commercial kitchen design in the early stage to equipment installation and after-sales maintenance.

NOTE 2 – LIQUIDITY

As reflected in the accompanying CFS, the Company reported net loss of $1,373,887 and cash used in operating activities of $646,479 for the year ended June 30, 2024.

In assessing its liquidity, management monitors and analyzes the Company’s cash flow requirements, its ability to generate sufficient revenue sources in the future, and its operating and capital expenditure commitments. The Company’s working capital is influenced primarily by the level of the Company’s operations and timing of accounts receivable collections. As of June 30, 2024, the Company had cash of approximately $154,000 and outstanding bank loans of approximately $10.7 million. If the Company requires additional funding to finance its operations, the Company’s major shareholders indicated their intent and ability to provide such financial support. Based on the Company’s current operating activities, management believes the operating activities and existing funds can provide sufficient liquidity for the Company to meet its future liquidity and working capital requirement through September 30, 2025.

The accompanying CFS were prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The accompanying CFS do not include any adjustments related to the recoverability and or classification of the recorded asset amounts and or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying CFS were prepared in accordance with accounting principles generally accepted in the U.S. of America (“U.S. GAAP”) and the rules and regulations of the Securities Exchange Commission (“SEC”). All adjustments necessary to present fairly in all material respects the financial position, results of operations and cash flows for all periods presented were made.

Principles of consolidation

The CFS include the financial statements of the Company and its majority-owned subsidiaries. All transactions and balances between the Company and its subsidiaries were eliminated upon consolidation.

Non-controlling interests

Non-controlling interests(“NCIs”) are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. For the Company’s consolidated subsidiaries, non-controlling interests represent a minority shareholder’s 10% and 5% ownership interest in Yangzhou Bangshijie and Nanjing Bangshijie, respectively.

Use of estimates

In preparing the CFS in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the CFS, as well as the reported amounts of revenue and expenses during the reporting periods. Significant items subject to such estimates and assumptions include, but are not limited to, the assessment of the allowance for doubtful accounts, the valuation of inventories, useful lives of property and equipment and intangible assets, the recoverability of long-lived assets, uncertain tax positions and realization of deferred tax assets. Actual results could differ from those estimates.

Cash

Cash includes cash on hand and demand deposits in accounts maintained with commercial banks. The Company maintains its bank accounts in Mainland China. China’s Deposit Insurance Regulation requires banking financial institutions, such as commercial banks, established in the PRC are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. The insurance limit is RMB 500,000 (US$70,158) for each bank.

Restricted cash

Restricted cash consists of guarantee that is not freely available for immediate use. It’s the amount of money that a company puts aside and holds to ensure project performance. With the progress of the project, the liability under this guarantee will be discharged and this amount of restricted cash will be convertible within three months after the end of the reporting period. The Company presents restricted cash in the CFS as a current asset.

Accounts receivable and expected credit losses

Accounts receivable is presented net of an allowance for estimated credit losses. In accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 210-10-45, non-current accounts receivable are the amounts the Company does not reasonably expect to be realized during the normal operating cycle of the Company. Considering the payment period in the contract, in accordance with ASC 210-10-45, the operating cycle of the Company is not identifiable. Therefore, the Company uses a one-year period as the basis for the separation of current and non-current accounts receivable.

The Company signs contracts with its customers and provides products according to the sales contract or sales list. The payment clause in the sales contracts generally stipulates that customers will pay 90% to 97% of the total contract price after acceptance, and 3% to 10% after the expiration of the warranty period (that ranges from 1 to 5 years) in accordance with industry practice. For accounting purposes, the Company records an accounts receivable (the “warranty deposit”) for the 3% to 10% outstanding balance upon delivery of the underlying products. The Company recognizes receivables with payment terms of more than one year as agreed in the sales contract as non-current accounts receivable, principally the warranty deposit and other payments according to the contract.

The Company adopted ASC 326, Credit Losses (“ASC 326”) on July 1, 2023, which replaced previously issued guidance regarding the impairment of financial instruments with an expected loss methodology that will result in more timely recognition of credit losses. The Company used a modified retrospective approach and did not restate the comparable prior periods. The adoption did not have a material impact on the Company’s CFS.

In accordance with ASC 326, the Company maintains an allowance for credit losses and records the allowance for credit losses, if warranted, as an offset to assets such as accounts receivable, and the estimated credit losses charged to the allowance are classified as general and administrative expenses in the consolidated statements of (loss) income and comprehensive loss (income). The Company assesses collectability by reviewing receivables on a collective basis where similar characteristics exist, primarily based on the size and nature of specific customers’ receivables. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the receivable balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Bad debts are written off as incurred.

Notes receivable

Notes receivable are trade accounts receivable from various customers where the customers’ banks guaranteed the underlying payment to the Company. The notes receivable are non-interest bearing and they generally range from three to six months from the date of issuance. The balance of $172,348 as of June 30, 2024 was collected in September 2024.

Advances to suppliers, net

Advances to suppliers consist of balance paid to suppliers for inventories that have not been provided or received. The Company reviews its advances to suppliers on a periodic basis and makes general and specific allowances when there is doubt as to the ability of a supplier to provide supplies to the Company or refund the advance.

Inventories

Inventories consist of raw materials, work in progress and finished goods, and are stated at the lower of cost or net realizable value. Cost is determined using the weighted average method. The Company periodically evaluates its inventories and will record an allowance for inventories that are either slow-moving, may not be saleable or whose cost exceeds its net realizable value. There was no allowance for inventory as of June 30, 2024 and 2023.

Property and equipment, net

Property and equipment are carried at cost and are depreciated on the straight-line basis over the estimated useful lives of the underlying assets. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation and amortization are removed from the accounts, and any resulting gains or losses are included in income in the year of disposition. The Company examines the possibility of decreases in the value of its property and equipment, when events or changes in circumstances reflect the fact that their recorded value may not be recoverable.

Estimated useful lives are as follows:

Category	Estimated useful lives
Buildings	10-20 years
Computer and office equipment	3-10 years
Machinery and equipment	3-10 years
Vehicles	4-5 years

Intangible assets, net

Intangible assets consist of land use rights purchased from third parties and they are initially recorded at cost and amortized on a straight-line basis over their estimated economic useful lives of 50 years.

Impairment of long-lived assets

The Company reviews long-lived assets, including definite-lived intangible assets and property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When such events occur, the Company assesses the recoverability of the asset group based on the undiscounted future cash flows the asset group is expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset group plus net proceeds expected from disposition of the asset group, if any, is less than the carrying value of the asset group. If the Company identifies an impairment, the Company reduces the carrying amount of the asset group to its estimated fair value(“FV”) based on a discounted cash flow approach or, when available and appropriate, to comparable market values and the impairment loss, if any, is recognized in “Others, net” in the consolidated statements of income and comprehensive income (loss). The Company uses estimates and judgments in its impairment tests and if different estimates or judgments had been utilized, the timing or the amount of any impairment charges could be different. Asset groups to be disposed of would be reported at the lower of the carrying amount or FV less costs to sell, and no longer depreciated. No impairment of long-lived assets was recognized for the years ended June 30, 2024, 2023 and 2022.

Fair value of financial instruments

FASB ASC 820, “Fair Value Measurement,” requires certain disclosures regarding the FV of financial instruments. FV is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level FV hierarchy prioritizes the inputs used to measure FV. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure FV are as follows:

●	Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 - inputs to the valuation methodology that are unobservable.

Unless otherwise disclosed, the FV of the Company’s financial instruments including cash, restricted cash, accounts receivable, notes receivable, advances to suppliers, inventories, prepaid expenses and other current assets, short-term bank loans, accounts payable, advances from customers, due to related parties, taxes payable, and other payables and other current liabilities approximate their FVs due to their short-term maturities.

The Company’s non-financial assets, such as property and equipment would be measured at FV only if they were determined impaired.

Revenue recognition

In accordance with FASB ASC 606, “Revenue from Contracts with Customers”, the Company recognizes revenue for the transfer of products or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This requires the Company identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of the product or the benefit of the services transfers to the customer. Under ASC 606, the Company is required to (a) identify the contract with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract and (e) recognize revenue when (or as) the Company satisfies its performance obligations.

The Company’s revenue is divided into two categories, one is project revenue, that is, contracts are signed through bidding to sell and install kitchen equipment according to the customer’s needs; the other is retail revenue, which is mainly to purchase individual kitchen equipment from other suppliers and sell them to former customers or new customers who have learned about the Company’s products in other ways. Revenues are the consideration the Company is entitled to in exchange for the promised goods or services in the ordinary course of the Company’s activities and is recorded net of value-added tax (“VAT”). Consistent with the criteria of ASC 606, the Group recognizes revenue when the performance obligation in a contract is satisfied by transferring the control of promised goods or services to the customer. The Company also evaluates whether it is appropriate to record the gross amount of goods and services sold and the related costs. If the Company receives an advance from a customer, such advance is recorded as advances from customers.

Project sales:

The Company signs contracts with customers and provides products according to the sales contract or sales list. The customer issues a product check and acceptance document after checking the quantity and quality of the products received and installed. Revenue is recognized when the Company receives confirmation of product acceptance. Revenues are recorded net of value-added tax and discounts.

The Company provides design services including equipment configuration plans, detailed mechanical and electrical graphic designs, kitchen drawings and assisting customers with passing inspections. The design services are normally completed within five days and are inseparable from project sales. The detailed mechanical plans, electrical design and kitchen drawings are specifically detailed for the use of the Company’s customized equipment and installation. These services are interdependent and never transferred to the customer on their own. Customers do not have the option to purchase these services separately due to the customization of each project. Accordingly, these services are not considered separate performance obligations and no revenue is recognized for these services under ASC 606 until the project is complete.

The Company provides on-site installation and maintenance services and according to the contracts, the customers do not have the option to purchase these services separately. The promised warranty does not provide the customers with a service in addition to the assurance that the product complies with agreed-upon contract specifications and is considered an assurance warranty. The after-sales services and the warranty are not considered separate performance obligations and no revenue is associated with these services under ASC 606.

Retail sales:

Retail revenue is generated by the Company when retail sales of products occur without a signed contract on a retail basis. Retail sales usually occur when prior customers need to replace or add individual products. Retail customers usually purchase the products by WeChat or telephone with the salesperson. In addition, there are customers who come directly to the factory to purchase products. The Company identifies the fulfillment of its obligation when transferring the product and issuing the VAT invoice to the customer at which time revenue is recognized. Revenues are recorded net of value-added tax, business taxes and discounts.

Cost of revenues

Cost of revenues consists primarily of the cost of merchandise sold, delivery cost and installation fees, that are directly attributable to the sale of certain designated products.

General and administrative expenses

General and administrative expenses consist mainly of payroll and related costs for employees involved in general corporate functions, including accounting, finance, tax, legal and human resources, professional fees and other general corporate expenses as well as costs associated with the use by these functions of facilities and equipment, such as depreciation and rental expenses.

Selling expenses

Selling expenses consist mainly of payroll and benefits for employees involved in the sales and distribution functions, and freight out.

Interest expenses

Interest expense relates to interest on our short- and long-term borrowings.

Mainland China employee contribution plans

As stipulated by the regulations of the PRC, full-time employees of the Company are entitled to various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Company is required to make contributions to the plan based on certain percentages of employees’ salaries. Total expenses the Company incurred for the plan were $208,751, $214,351 and $229,782 for the years ended June 30, 2024,2023 and 2022, respectively.

Income taxes

The Company’s subsidiaries in the PRC and Hong Kong are subject to the income tax laws of the PRC and Hong Kong. No taxable income was generated outside the PRC for the years ended June 30, 2024 and 2023. The Company accounts for income taxes in accordance with FASB ASC 740, Income Taxes. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets are also recognized for carry-forward loses that can be used to offset taxable income in the future. A valuation allowance is provided for net deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or future deductibility is uncertain.

ASC 740-10-25 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. There were no material uncertain tax positions as of June 30, 2024, 2023 and 2022.

Value Added Tax (“VAT”)

The VAT rate for revenue generated from providing products is 13%. VAT is reported as a reduction of revenue when incurred. Entities that are VAT taxpayers may offset qualified input VAT paid to suppliers against their output VAT liabilities. The net VAT balance between input VAT and output VAT is recorded in taxes payable. The Company records a VAT payable or receivable net of payments in the accompanying CFS. All of the VAT returns filed by the Company’s subsidiaries in the PRC, are subject to examination by the tax authorities for five years from the date of filing.

(Loss) earnings per share

The Company computes (loss) earnings per share (“EPS”) in accordance with FASB ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is computed by dividing net income (loss) available to ordinary shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. When the Company has a net (loss), diluted securities are not included as they would be anti-dilutive. For the years ended June 30, 2024, 2023 and 2022, there were no dilutive securities.

Comprehensive income (loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains, and losses that under U.S. GAAP are recorded as an element of equity but are excluded from net income (loss). Other comprehensive income (loss) consists of foreign currency translation adjustments from the Company not using the U.S. dollar as its functional currency.

Foreign currency translation and transactions

The Company’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. The Company’s CFS are reported using the U.S. dollar (“US$” or “$”). The consolidated statements of income and cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contributions. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in the consolidated statements of changes in shareholders’ equity. Gains and losses from foreign currency transactions are included in the Company’s Consolidated Statements of (Loss) Income and Comprehensive (Loss) Income.

The value of the RMB against the US$ fluctuates and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of the RMB may materially affect the Company’s financial condition in terms of US$ reporting. The following table outlines the currency exchange rates that were used in preparing the CFS:

	June 30,			For the Years Ended June 30,
	2024	2023	2022	2024	2023	2022
Foreign currency	Balance Sheet	Balance Sheet	Balance Sheet	Profit/Loss	Profit/Loss	Profit/Loss
RMB:1USD	7.1268	7.2258	6.7114	7.1326	6.9415	6.4571

Segment reporting

FASB ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments.

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Company’s CODM was identified as the CEO, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company.

Based on the management’s assessment, the Company determined it has only one operating segment and therefore one reportable segment as defined by ASC 280. The Company’s assets are substantially all located in the PRC and substantially all of the Company’s revenues and expenses are derived in the PRC. Therefore, no geographical segments are presented.

Statements of cash flows

In accordance with FASB ASC 230, “Statement of Cash Flows”, cash flows from the Company’s operations are formulated based upon the local currencies, and then translated at average translation rates for the periods presented. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Significant risks

Currency risk

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other Company foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

As of June 30, 2024 and June 30, 2023, all cash balances held in PRC banks are covered by insurance.

Concentration and credit risk

Currently, all of the Company’s operations are in the PRC. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environment in the PRC, and by the general state of the PRC’s economy. The Company’s operations in the PRC are subject to specific considerations and significant risks not typically associated with companies in North America. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, accounts receivable, notes receivable, advances to suppliers and amount due from related parties. A portion of the Company’s sales are credit sales which are to customers whose ability to pay is dependent upon industry economics prevailing in these areas; however, concentrations of credit risk with respect to trade accounts receivable is limited due to most clients of the Company are state-owned enterprises. The Company also performs ongoing credit evaluations of its customers to help further reduce credit risk. As of June 30, 2024, $10.47 million or 52% of the Company’s accounts receivable were from state-owned enterprises. As of June 30, 2023, $10.89 million or 73% of the Company’s accounts receivable were from state-owned enterprises. As of June 30, 2022, $8.21 million or 76% of the Company’s accounts receivable were from state-owned enterprises.

Interest rate risk

Fluctuations in market interest rates may negatively affect the Company’s financial condition and results of operations. The Company is exposed to floating interest rate risk principally on floating rate borrowings, and the risks due to changes in interest rates is not considered material. The Company has not used any derivative financial instruments to manage the Company’s interest risk exposure.

Inflation risk

Inflationary factors, such as increases in the cost of raw materials, personnel and overhead costs, could impair our operating results. Although we do not believe inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses as a percentage of sales revenue if the revenues from our products do not increase with such increased costs. Considering that there is no sign of inflation in China’s current economic environment, this risk should not affect the Company’s operations.

Other uncertainty risks

The Company’s major operations are in the PRC. Accordingly, the political, economic, and legal environment in the PRC, as well as the general state of the PRC’s economy may influence the Company’s business, financial condition, and results of operations.

The Company’s major operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic, and legal environment. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, and rates and methods of taxation, among other things. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws, this may not be indicative of future results.

Related parties

A party is considered related to the Company if it directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include principal owners of the Company, its management, members of their immediate families and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

Recent accounting pronouncements

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures, which requires disaggregated information about an entity’s effective tax rate reconciliation and additional discloses on income taxes paid. The new requirements are effective for annual periods beginning after December 15, 2024. The guidance is to be applied prospectively, with an option for retrospective application. The Company is currently evaluating the impact of this new guidance.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s CFS.

NOTE 4 – ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of June 30,
	2024	2023
	US$	US$
Total trade accounts receivable	$15,518,614	$14,919,199
Less: allowance for expected credit losses	(2,561,803)	(1,569,858)
Total accounts receivable, net	12,956,811	13,322,341
Accounts receivable – current	12,286,665	11,874,127
Accounts receivable – non-current	$670,146	$1,448,214

The due date of accounts receivable – non-current as of June 30, 2024:

Due date of accounts receivable - non current	Amount
1-2 years	$448,845
2-3 years	211,226
3-4 years	10,075
Total	$670,146

As of June 30, 2024 and 2023, the warranty deposit included in accounts receivable was $2.86 million and $3.02 million, respectively.

Due date of warranty deposit as of June 30, 2024	Amount
Within 1 year	$2,186,969
1-2 years	448,845
2-3 years	211,226
3-4 years	10,075
Total	$2,857,115

The movement of the allowance for expected credit losses is as follows:

	For the Years Ended June 30,
	2024	2023	2022
	US$	US$	US$
Balance at beginning of the year	$(1,596,858)	$(463,981)	$(193,705)
Current year addition	(942,762)	(1,165,908)	(277,529)
Foreign exchange difference	(22,183)	33,030	7,253
Balance at end of the year	$(2,561,803)	$(1,596,858)	$(463,981)

NOTE 5 – ADVANCES TO SUPPLIERS, NET

Advances to suppliers, net consisted of the following:

	As of June 30,
	2024	2023
	US$	US$
Advances for products and services	$1,246,130	$1,030,020
Less: allowance for expected credit losses	(254,612)	(113,202)
Advances to suppliers, net	$991,518	$916,818

The movement of the allowance for expected credit losses is as follows:

	For the Years Ended June 30,
	2024	2023	2022
	US$	US$	US$
Balance at beginning of the year	$(113,202)	$(123,588)	$(38,747)
Current year addition	(139,938)	-	(86,293)
Reversal of bad debt allowance	-	1,588	-
Foreign exchange difference	(1,572)	8,798	1,452
Balance at end of the year	$(254,612)	$(113,202)	$(123,588)

NOTE 6 – INVENTORIES

Inventories consisted of the following:

	As of June 30,
	2024	2023
	US$	US$
Raw materials	$524,470	$439,157
Finished goods	1,125,824	1,037,427
Work in progress	100,074	70,033
Balance at end of the year	$1,750,369	$1,546,617

The Company reviews its inventories periodically to determine if any reserves are necessary for slow-moving inventory or if a write-down is necessary when the carrying value exceeds net realizable value. For the years ended June 30, 2024, 2023 and 2022, there was no provision for slow-moving or obsolete inventory.

NOTE 7 – FIXED DEPOSITS

Fixed deposits are time deposits placed with banks with a maturity date over one year. Interest earned is recorded as interest income in the statements of (loss) income and comprehensive (loss) income. As of June 30, 2024, the Company’s time deposits were RMB19,000,000 ($2,666,000); and will mature in May 2026.

Fixed deposits consisted of the following:

		As of June 30, 2024
No.		Principle Amount	Interest Rate	Deposit date	Maturity date
		RMB
(1)	Jiangsu Suzhou Rural Commercial Bank Co., Ltd	8,000,000	3.200%	2023/05/10	2026/05/10
(2)	Jiangsu Suzhou Rural Commercial Bank Co., Ltd	3,000,000	3.200%	2023/05/11	2026/05/11
(3)	Jiangsu Suzhou Rural Commercial Bank Co., Ltd	8,000,000	3.200%	2023/05/12	2026/05/12
	Total	19,000,000

NOTE 8 – PREPAYMENT FOR LAND USE RIGHTS

On November 26, 2021, the Company prepaid RMB10 million (US$1.40 million) to the local government for land on which it plans to build a new plant. The land is in Jiangsu Province, with an area of approximately 13,000 square meters. On April 29, 2024, the local government issued a statement indicating it will expedite the approval process. As of the date that the CFS is issued, the approval process is still in progress.

NOTE 9 – PROPERTY AND EQUIPMENT, NET

Property and equipment, at cost less accumulated depreciation, consisted of the following:

	As of June 30,
	2024	2023
	US$	US$
Buildings	$4,005,600	$3,950,720
Computer and office equipment	158,033	153,083
Machinery and equipment	1,817,171	1,799,688
Vehicles	773,097	703,969
Subtotal	6,753,901	6,607,460
Less: accumulated depreciation	(3,963,010)	(3,515,567)
Property and equipment, net	$2,790,891	$3,091,893

For the years ended June 30, 2024, 2023 and 2022, depreciation was $447,443, $483,216 and $525,201, respectively.

NOTE 10 – INTANGIBLE ASSETS, NET

Intangible assets, net consisted of the following:

	As of June 30,
	2024	2023
	US$	US$
Land use rights	$751,635	$741,337
Less: accumulated amortization	(211,710)	(193,983)
Intangible assets, net	$539,925	$547,354

For the years ended June 30, 2024, 2023 and 2022, amortization was $15,020, $15,434 and $16,592, respectively

Estimated future amortization is as follows as of June 30, 2024:

12 months ending June 30,	Amortization expense
2025	$15,033
2026	15,033
2027	15,033
2028	15,033
2029	15,033
Thereafter	464,762
Total	$539,925

NOTE 11 – BANK BORROWINGS

The Company’s total bank borrowings are as following:

		June 30, 2024
No.		Principal Amount	Annual Interest Rate	Contract term
		$
(1)	Jiangsu Suzhou Rural Commercial Bank Co., Ltd	203,457	3.500%	2024/03/18-2027/03/18
(2)	Jiangsu Suzhou Rural Commercial Bank Co., Ltd	771,735	3.500%	2024/03/19-2027/03/19
(3)	Jiangsu Suzhou Rural Commercial Bank Co., Ltd	736,656	3.500%	2024/03/19-2027/03/19
(4)	Jiangsu Suzhou Rural Commercial Bank Co., Ltd	701,577	3.800%	2024/03/20-2027/03/20
(5)	Jiangsu Suzhou Rural Commercial Bank Co., Ltd	63,142	3.800%	2024/03/21-2027/03/20
(6)	Jiangsu Suzhou Rural Commercial Bank Co., Ltd	105,237	3.800%	2024/03/21-2027/03/20
(7)	Jiangsu Suzhou Rural Commercial Bank Co., Ltd	505,136	3.500%	2024/03/21-2027/03/20
(8)	Jiangsu Suzhou Rural Commercial Bank Co., Ltd	701,577	3.500%	2024/03/21-2027/03/20
(9)	Jiangyin Rural Commercial Bank	1,403,154	3.650%	2024/03/04-2025/03/03
(10)	China Merchants Bank Co., Ltd.	378,852	4.930%	2024/04/02-2024/10/2
(11)	Jiangsu Bank Co., Ltd.	420,946	4.350%	2024/05/30-2025/05/29
(12)	Jiangsu Bank Co., Ltd.	701,577	3.600%	2024/06/18-2025/06/17
(13)	Jiangyin Rural Commercial Bank	841,893	3.650%	2024/05/15-2025/05/13
(14)	Jiangyin Rural Commercial Bank	1,403,154	3.650%	2024/03/6-2025/03/5
(15)	Jiangyin Rural Commercial Bank	1,683,785	3.650%	2024/05/14-2025/05/12
(16)	Bank of Hangzhou Co., Ltd	29,467	9.832%	2024/04/1-2026/03/27
(17)	Shenzhen Qianhai Webank	12,628	9.832%	2024/04/1-2026/03/27
	Total bank borrowings	10,663,973
	Less: current portion	6,857,415
	Bank borrowings - non current	$3,806,557

		June 30, 2023
	Principal Amount	Annual Interest Rate	Contract term
	$
Jiangsu Suzhou Rural Commercial Bank Co., Ltd	$1,390,849	3.500%	2023/04/04-2024/04/04
Jiangsu Suzhou Rural Commercial Bank Co., Ltd	1,487,725	3.500%	2023/03/30-2024/03/30
Jiangsu Suzhou Rural Commercial Bank Co., Ltd	858,036	3.800%	2023/03/30-2024/03/30
Jiangyin Rural Commercial Bank	1,383,930	3.800%	2023/03/06-2024/03/05
Shenzhen Qianhai Webank	297,545	9.828%	2023/06/08-2025/06/28
Jiangyin Rural Commercial Bank	830,358	3.800%	2023/05/22-2024/05/21
Rural commercial Bank	1,383,930	3.800%	2023/03/09-2024/03/08
Rural commercial Bank	1,660,716	3.800%	2023/05/18-2024/05/17
Bank of Jiangsu	546,652	4.150%	2022/09/28-2023/09/27
Shenzhen Qianhai Webank	138,393	10.069%	2023/06/27-2023/08/08
Total bank borrowings	9,978,134
Less: current portion	(9,680,589)
Bank borrowings - non current	$297,545

(1)	On December 30, 2021, Suzhou Deji entered into two credit facilities of RMB 2.1 million (approximately $300,000) and RMB 27.7 million (approximately $3.89 million) with Jiangsu Suzhou Rural Commercial Bank to finance its working capital requirements. Suzhou Deji drew RMB1.45 million (US$203,457) on March 18, 2024. This loan will mature on March 18, 2027.

(2)	On December 30, 2021, Suzhou Deji entered into two credit facilities of RMB 2.1 million (approximately $300,000) and RMB 27.7 million (approximately $3.89 million) with Jiangsu Suzhou Rural Commercial Bank to finance its working capital requirements. Suzhou Deji drew RMB5.50 million ($711,735) on March 19, 2024. This loan will mature on March 19, 2027.

(3)	On December 30, 2021, Suzhou Deji entered into two credit facilities of RMB 2.1 million (approximately $300,000) and RMB 27.7 million (approximately $3.89 million) with Jiangsu Suzhou Rural Commercial Bank to finance its working capital requirements. Suzhou Deji drew RMB5.25 million ($736,656) on March 19, 2024%. This loan will mature on March 19, 2027.

(4)	On December 30, 2021, Suzhou Deji entered into two credit facilities of RMB 2.1 million (approximately $300,000) and RMB 27.7 million (approximately $3.89 million) with Jiangsu Suzhou Rural Commercial Bank to finance its working capital requirements. Suzhou Deji drew RMB5 million ($701,577) on March 20, 2024. This loan will mature on March 20, 2027.

(5)	On December 30, 2021, Suzhou Deji entered into two credit facilities of RMB 2.1 million (approximately $300,000) and RMB 27.7 million (approximately $3.89 million) with Jiangsu Suzhou Rural Commercial Bank to finance its working capital requirements. Suzhou Deji drew RMB 0.45 million ($63,142) on March 21, 2024. This loan will mature on March 20, 2027.

(6)	On December 30, 2021, Suzhou Deji entered into two credit facilities of RMB 2.1 million (approximately $300,000) and RMB 27.7 million (approximately $3.89 million) with Jiangsu Suzhou Rural Commercial Bank to finance its working capital requirements. Suzhou Deji drew RMB 0.75 million ($105,237) on March 21, 2024. This loan will mature on March 20, 2027.

(7)	On December 30, 2021, Suzhou Deji entered into two credit facilities of RMB 2.1 million (approxilately$300,000) and RMB 27.7 million (approximately$3.89 million) with Jiangsu Suzhou Rural Commercial Bank to finance its working capital requirements. Suzhou Deji drew RMB 3.6 million ($505,136) on March 21, 2024. This loan will mature on March 20, 2027.

(8)	On December 30, 2021, Suzhou Deji entered into two credit facilities of RMB 2.1 million (approximately $300,000) and RMB 27.7 million (approximately $3.89 million) with Jiangsu Suzhou Rural Commercial Bank to finance its working capital requirements. Suzhou Deji drew RMB 5million ($701,577) on March 21, 2024. This loan will mature on March 20, 2027.

(9)	On March 4, 2024, Li Bang Kitchen Appliance obtained a working capital loan of RMB10 million (approximately $1.4 million) from Jiangyin Rural Commercial Bank and a maturity date of March 3, 2025. The loan was guaranteed by Mr. Huang Feng and Ms. Li Funa.

(10)	On April 2, 2024, Li Bang Kitchen Appliance obtained a working capital loan of RMB2.7 million ($378,852) from China Merchants Bank Co., Ltd. and a maturity date of October 2, 2024. On September 23, 2024, Li Bang Kitchen Appliance extended the loan with a new maturity date of March 23, 2025.

(11)	On May 30, 2024, Li Bang Kitchen Appliance obtained a working capital loan of RMB3 million ($420,946) from Jiangsu Bank Co., Ltd., and a maturity date of May 29, 2025.

(12)	On June 18, 2024, Li Bang Kitchen Appliance obtained a working capital loan of RMB5 million ($701,577) from Jiangsu Bank Co., Ltd., and a maturity date of June 17, 2025. The loan was collateralized by real estate, land use rights and patents.

(13)	On May 15, 2024, Wuxi Libang obtained a working capital loan of 6 million yuan ($841,893) from Jiangyin Rural Commercial Bank and due on May 13, 2025. The loan was guaranteed by Mr. Huang Feng and collateralized by real estate and land use rights.

(14)	On March 6, 2024, Wuxi Libang obtained a working capital loan of 10 million yuan (approximately $1.4 million) from Jiangyin Rural Commercial Bank and due on March 5, 2025. The loan was guaranteed by Mr. Huang Feng and Ms. Li Funa.

(15)	On May 14, 2024, Wuxi Libang obtained a working capital loan of 12 million yuan (approximately $1.7 million) from Jiangyin Rural Commercial Bank and due on May 12, 2025. The loan was collateralized by real estate and land use rights.

(16)	On April 1, 2024, Wuxi Libang obtained a working capital loan from the Bank of Hangzhou, for RMB 210,000 ($29,467) and a maturity date of March 27, 2026.

(17)	On April 1, 2024, Wuxi Libang obtained a working capital loan from Shenzhen Qianhai Webank, for RMB 90,000 ($29,467) and a maturity date of March 27, 2026.

NOTE 12 – OTHER PAYABLES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of June 30,
	2024	2023
	US$	US$
Payroll payable	$864,458	$779,115
Interest-free borrowing from third parties	80,100	82,868
Accrued expenses	72,079	74,777
Deposits	14,032	13,839
Other	3,060	325
Other payables and other current liabilities	$1,033,729	$950,924

NOTE 13 – RELATED PARTY BALANCES AND TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Company as of June 30, 2024:

Name of related parties	Relationship with the Group
Huang Feng	Indirect majority shareholder of Li Bang International, CEO and Chairman of the Board
Xia Liang	Supervisor of Yangzhou Bangshijie and Suzhou Deji, CFO of Li Bang International
Li Funa	Director, indirect shareholder of Li Bang International and Huang Feng’s wife
Fan Hu	Executive director and legal representative of Yangzhou Bangshijie and Nanjing Bangshijie
Bangshida International Trade (Suzhou) Co., Ltd.	A vendor that is 50% owned by Mr. Xia Liang. On April 17, 2023, Mr. Xia sold his 50% equity share to a non-related third party.
Suzhou Beifusi Trading Co., Ltd. (“Suzhou Beifusi”)	A vendor, Huang Feng owns 65% share

The following are related party balances which are non-interest bearing as of June 30, 2024 and 2023:

	2024	2023
	US$	US$
Amounts due to related parties:
Fan Hu (1)	$107,476	$111,705
Huang Feng (1)	24,098	43,807
	$131,574	$155,512

(1)	The balances mainly are for expenses paid on behalf of the Company for daily operations.

The following are related party transactions for the years ended June 30, 2024, 2023 and 2022:

	For the Years Ended June 30,
	2024	2023	2022
	US$	US$	US$
Purchases:
Bangshida International Trade (Suzhou) Co., Ltd.	$-	$-	$42,167
	$-	$-	$42,167

NOTE 14 – NON-CONTROLLING INTERESTS

Non-controlling interests consisted of the following:

	June 30, 2024
	Yangzhou Bangshijie	Nanjing Bangshijie	Total
	US$	US$	US$
Paid-in capital	$-	$-	$-
Deficit	(2,995)	(61,875)	(64,870)
Accumulated other comprehensive income	170	2,849	3,019
Total non-controlling interests	$(2,825)	$(59,026)	$(61,851)

	June 30, 2023
	Yangzhou Bangshijie	Nanjing Bangshijie	Total
	US$	US$	US$
Paid-in capital	$-	$-	$-
Deficit	(2,936)	(59,188)	(62,124)
Accumulated other comprehensive income	207	3,624	3,831
Total non-controlling interests	$(2,729)	$(55,564)	$(58,293)

Yangzhou Bangshijie is a limited liability company incorporated on December 2, 2019, under the laws of China; Li Bang holds a 90% equity interest. Nanjing Bangshijie is a limited liability company incorporated on November 25, 2019, under the laws of China; Li Bang held a 95% equity interest.

No capital contributions were received from non-controlling shareholders during the years ended June 30, 2024 and 2023.

NOTE 15 – OTHER INCOME (EXPENSE), NET

Other income (expense), net consisted of the following:

	For the Years Ended June 30,
	2024	2023	2022
	US$	US$	US$
Non-project installation and maintenance revenue	$107,476	$90,353	$195,788
Rental income, net (1)	131,016	136,796	102,568
Brand charge	97,092	15,392	74,157
Waste sales	23,830	14,449	23,643
Interest income from fixed deposits	98,502	-	-
Government subsidies (2)	119,267	-	-
Other income	19,628	29,573	21,227
Other expense (3)	(10,383)	(292,024)	(17,931)
Total other income (expense), net	$586,428	$(5,461)	$399,452

(1)

On February 10, 2021, Wuxi Li Bang leased the property at No. 179 Xizhang Road, Gushan Town to Jiangyin Shuaina Home Furniture Technology Co., Ltd. The term is six years and the rent is RMB3,750,000 (US$577,000) in total. The rent is paid yearly, of RMB600,000 (US$92,000) for the first three years and RMB650,000 (US$100,000) for the following three years.

On February 1, 2022, Wuxi Li Bang leased part of the property at No. 190 Xizhang Road, Gushan Town, Jiangyin City to Leiluo Intelligent Technology (Jiangsu) Co., Ltd. The term is three years and the rent is RMB1,800,000(US$279,000) in total, and the annual rent is RMB600,000 (US$92,000).

(2)

In 2023, Li Bang Kitchen Appliance was recognized as an advanced manufacturing enterprise by the local government and enjoyed preferential policies of value-added tax deduction of RMB 499,883 ($70,084) in fiscal 2024.

In addition, Li Bang Kitchen Appliance and Wuxi Li Bang received patent subsidies and technological development reward from local government totaled RMB 350,800 ($49,183) in fiscal 2024. The subsidy was RMB 350,800 ($49,183).

(3)	The Company paid taxes of $274,678 for previous years in the second half year of 2022, including VAT, corporate income tax, construction tax, and education tax.

NOTE 16 – TAXES

Corporation income taxes (“CIT”)

The Company is subject to income taxes on an entity basis on income derived from the location in which each entity is domiciled.

Li Bang International Corporation Inc. is incorporated in Cayman Islands as an offshore holding company and is not subject to tax on income or capital gains under the laws of the Cayman Islands.

Li Bang International Hong Kong Holdings Limited is incorporated in Hong Kong as a holding company with no activities. Under the Hong Kong tax laws, an entity is not subject to income tax if no revenue is generated in Hong Kong.

The Company’s subsidiaries incorporated in the PRC are subject to Corporate Income Tax (“CIT”) on their taxable income as reported in their respective statutory financial statements adjusted in accordance with the PRC Enterprise Income Tax Laws (“PRC Income Tax Laws”). Each subsidiary in the PRC must file their own tax returns as consolidated returns are not permitted in the PRC.

Under the Enterprise Income Tax (“EIT”) Law of the PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are subject to a unified 25% EIT rate while preferential tax rates, tax holidays, and tax exemptions may be granted on case-by-case basis. The PRC tax authorities grant preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years.

Wuxi Li Bang was approved as an HNTE in November 2016, and re-applied and was approved in December 2019. Wuxi Li Bang is entitled to a reduced income tax rate of 15% and is able to benefit from the reduced income tax rate until December 2022. Li Bang Kitchen Appliance obtained the recognition of HNTE instead of Wuxi Li Bang on October 12,2022. And the preferential rate of 15% was extended to October 2025.

(Loss) income before provision for income taxes consisted of:

	For the Years Ended June 30,
	2024	2023	2022
	US$	US$	US$
Outside China	$(120,000)	$(216,100)	$(56,250)
China	(1,441,607)	1,082,831	1,494,471
(Loss) income before provision for income taxes	$(1,561,607)	$866,731	$1,438,221

Income tax (benefit) expense consisted of the following:

	For the Years Ended June 30,
	2024	2023	2022
	US$	US$	US$
Current
China	$1,834	$475,841	$807,648
Deferred
China	(189,554)	(223,230)	(214,530)
Income tax (benefit) expense	$(187,720)	$252,611	$593,118

The following table reconciles the statutory rate to the Company’s effective tax rate:

	For the Years Ended June 30,
	2024	2023	2022
Income tax at expected tax rates	25.0%	25.0%	25.0%
Non-deductible expenses	(6.9)%	18.2%	9.4%
Effect of PRC preferential tax rate (1)	(1.0)	(31.3)%	4.6%
Non-PRC entities not subject to PRC tax	(1.9)%	6.2%	1.0%
Allowance for DTA (2)	-	10.7%	-
Net loss carryforward	(1.8)%	-	-
Other	(1.3)%	0.3%	1.2%
Effective tax rate	12.1%	29.1%	41.2%

(1)	Li Bang Kitchen Appliance obtained the recognition of HNTE on October 12,2022; and the preferential rate of 15% was extended to October 2025. Effective tax rate decreased by 1.0% and 31.3% for the years ended June 30, 2024 and 2023, respectively.

In fiscal 2023, the losses of other subsidiaries of the Company were offset by the net income generated by Li Bang Kitchen Appliance, therefore the preferential tax rate of Li Bang Kitchen Appliance reduced the overall effective tax rate of the Company. In fiscal 2024, both Li Bang Kitchen Appliance and other subsidiaries incurred losses, and the preferential tax rate did not have a significant impact on the overall effective tax rate.

Wuxi Li Bang was entitled to a reduced income tax rate of 15% as an HNTE and it was able to enjoy the reduced income tax rate until December 2022. Effective tax rate increased by 4.6% due to loss for the year ended June 30, 2022. Since January 1, 2023, Wuxi Li bang was no longer an HNTE.

(2)	Suzhou Deji is not expected to generate sufficient future taxable income to utilize its net operating loss carryforwards. Accordingly, management of the Company recognized allowance of deferred income tax assets (DIA) that was provisioned in previous years, resulting in a 10.7% increase in effective tax rate in fiscal year 2023.

Deferred tax assets and liabilities

Components of deferred tax assets and liabilities were as follows:

	As of June 30,
	2024	2023
	US$	US$
Allowance for expected credit losses	$533,345	$338,928
Net operating loss (NOL) *	-	94,662
Deferred tax assets	$533,345	$433,591

*	The profits generated by Wuxi Li Bang during the year ended June 30, 2023, after tax adjustments were RMB 508,000 ($73,000), which offset the losses generated during the year ended June 30, 2022. The losses can be used to offset future taxable profits for next four years. The corresponding amount of deferred income tax assets was RMB 684,000 ($95,000).

*	For the year ended June 30, 2024, Li Bang International and its subsidiaries incurred net loss of $1.46 million. Since the Company may not generate sufficient future taxable income to utilize its net operating loss carryforwards, management recognized a full allowance of its deferred income tax assets (DTA) that was associated with the Company’s NOL.

Taxes Payable

Taxes payable consisted of the following:

	As of June 30,
	2024	2023
	US$	US$
VAT payable	$1,014,959	$1,055,946
Income taxes payable	2,168,507	2,185,651
Dividend withholding tax payable	88,521	87,308
Other taxes payable	1,240	589
Total	$3,273,227	$3,329,494

Other taxes payable consists mainly of tax obligations related to city construction taxes, education funds and withholding taxes related to dividends distributed to the Company’s shareholders.

NOTE 17 – CONCENTRATION OF MAJOR CUSTOMERS AND SUPPLIERS

Major customers

Details of the customers accounting for 10% or more of the Company’s net revenues are as follows:

	For the Years Ended June 30,
	2024		2023		2022

Customer A	$2,956,966	27.4%	$-	-	$-	-
Customer B	1,105,385	10.2	-	-	-	-
Customer C	-	-	2,853,920	20.4%	-	-
Customer D	-	-	-	-	1,569,428	10.0%
Customer E	-	-	-	-	1,591,240	10.0%
Total	$4,062,351	37.6%	$2,853,920	20.4%	$3,160,668	20.0%

Details of the customers which accounted for 10% or more of the Company’s accounts receivable are as follows:

	As of June 30,
	2024		2023

Customer A	$1,655,031	10.7%	$-	-
Customer C	-	-	1,827,320	12.2%
Total	$1,655,031	10.7%	$1,827,320	12.2%

Major suppliers

For the years ended June 30, 2024 and 2023, no supplier accounted for more than 10% of the Company’s total purchases. As of June 30, 2024, one supplier accounted for 13.9% of the Company’s trade accounts payable. As of June 30, 2023, no supplier accounted for more than 10% of the Company’s trade accounts payable.

NOTE 18 – COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Amounts accrued, as well as the total amount of possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the CFS. As of June 30, 2024 and June 30, 2023, the Company was not aware of any litigation or proceedings against it.

Warranties

In connection with the Company’s sales and installations, it provides warranties from 1 to 5 years for its products. The Company accepts product returns and exchange requests if the design size is not consistent with the on-site size or some small equipment specifications and models need to be changed. The Company has not experienced any material warranty claims.

Employment agreements

We entered into an employment agreement with each of our executive officers and employee directors. Each of them is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer. We may also terminate an executive officer’s employment without cause upon advance written notice. The chief executive officer and employee director may resign at any time with advance written notice.

On December 16, 2021, Li Bang International entered into an employment agreement with our Chief Executive Officer, Mr. Huang Feng, for a term of three years. The position shall be up for re-appointment every year by the BOD. Mr. Huang is entitled to US$30,000 for each calendar year, payable quarterly

On April 28, 2024, Li Bang International entered into an employment agreement with our Chief Financial Officer, Mr. Xia Liang, for a term of three years. The position shall be up for re-appointment every year by the BOD Mr. Xia is entitled to US$30,000 for each calendar year, payable monthly.

On December 16, 2021, Li Bang International entered into an employment agreement with our Chief Operating Officer, Mr. Wu Jianhua, for three years. The position is up for re-appointment every year by the BOD. Mr. Wu is entitled toUS$30,000 for each calendar year, payable quarterly.

On May 14, 2022, Ms. Li Funa, a director, has received and signed the offer letter provided by Li Bang International. The term shall continue until her successor is duly elected and qualified. The Board may terminate the position as a director for any or no reason. The position shall be up for re-appointment every year by the BOD of the Company. Ms. Li is entitled to US$30,000 for each calendar year, payable monthly.

Lease Obligations

The Company leases certain office premises and apartments for employees under operating lease agreements with various terms that are less than one year in duration. Future minimum lease payments were $32,584 as of June 30, 2024.

Rent expense for the years ended June 30, 2024, 2023 and 2022 was $50,323, $50,885 and $17,415, respectively.

NOTE 19 – SUBSEQUENT EVENTS

On July 29, 2024, Wuxi Libang obtained a working capital loan from Agricultural Development Bank of China, for RMB 210,000 ($29,467) with interest at 9.350%, and a maturity date of July 27, 2026.

On July 29, 2024, Wuxi Libang obtained a working capital loan from Shenzhen Qianhai Webank for RMB 90,000 ($12,628) with interest at 9.350%, and a maturity date of July 27, 2026.

On August 7, 2024, Wuxi Libang obtained a working capital loan from Shenzhen Qianhai Webank for RMB 100,000 ($14,032) with interest at 9.350%, and a maturity date of July 27, 2026.

On October 23, 2024, the Company completed its initial public offering (“IPO”) and was listed on Nasdaq under the ticker symbol: LBGJ. In connection with the IPO, the Company issued 1,520,000 Ordinary Shares at $4.00 per share and received net proceeds of approximately $4.57 million after deducting underwriting discounts and offering expenses.

NOTE 20 – PARENT COMPANY INFORMATION

Pursuant to the requirements of Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X, the condensed financial information of the parent company shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with such requirement and concluded that it was applicable to the Company as the restricted net assets of the Company’s PRC Subsidiary exceeded 25% of the consolidated net assets of the Company. Therefore, the condensed financial statements for the parent company are included herein.

For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the Company’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party.

The condensed financial information of the parent company was prepared using the same accounting policies as set out in the Company’s CFS except that the parent company used the equity method to account for investment in its subsidiaries. Such investment is presented on the condensed balance sheets as “Investment in subsidiaries” and the respective profit or loss as “Equity in (loss) income of subsidiaries” on the condensed statements of (loss) income.

These statements should be read in conjunction with the notes to the CFS of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

As of June 30, 2024 and 2023, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the CFS, if any.

LI BANG INTERNATIONAL CORPORATION INC.

PARENT COMPANY BALANCE SHEETS

	As of June 30,
	2024	2023
	US$	US$
ASSETS
Current assets:
Cash	$-	$-
Prepaid expenses and other current assets	1	1
Total current assets	1	1
Non-current assets:
Deferred offering costs	80,000	80,000
Investment in subsidiaries	4,709,197	5,879,682
Total non-current assets	4,789,197	5,959,682

Total assets	$4,789,198	$5,959,683

LIABILITIES AND EQUITY
Current Liabilities
Other payables and other current liabilities	$472,350	$352,350
Total current liabilities	472,350	352,350

Total liabilities	472,350	352,350

COMMITMENTS AND CONTINGENCIES	-	-

EQUITY
Ordinary shares (Par value US$0.0001 per share, 500,000,000 shares authorized, 17,000,000 shares issued)	1,700	1,700
Subscription receivables	(1,699)	(1,699)
Additional paid-in capital	2,236,677	2,236,677
Statutory reserves	755,100	755,100
Retained earnings	1,583,977	2,955,118
Accumulated other comprehensive (loss) income	(258,907)	(339,563)
Total equity	4,316,848	5,607,333

Total liabilities and equity	$4,789,198	$5,959,683

LI BANG INTERNATIONAL CORPORATION INC.

PARENT COMPANY STATEMENTS OF (LOSS) INCOME AND COMPREHENSIVE (LOSS) INCOME

	For the Years Ended June 30,
	2024	2023	2022
	US$	US$	US$
Equity in (loss) income of subsidiaries	$(1,251,141)	$832,918	$904,367

Operating expenses:
General and administrative	(120,000)	(216,100)	(56,250)
Total Operating expenses	(120,000)	(216,100)	(56,250)

Net (loss) income	(1,371,141)	616,818	848,117
Foreign currency translation adjustment	80,656	(422,092)	(200,864)
Comprehensive (loss) income	$(1,290,485)	$194,726	$647,253

LI BANG INTERNATIONAL CORPORATION INC.

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Years Ended June 30,
	2024	2023	2022
	US$	US$	US$
Cash flows from operating activities
Net (loss) income	$(1,371,141)	$616,818	$848,117
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Equity in loss (income) of subsidiaries	1,251,141	(832,918)	(904,367)
Changes in other payables and other current liabilities	120,000	216,000	136,350
Net cash (used in)/provided by operating activities	-	(100)	80,100

Cash flows from financing activities:
Deferred offering costs	-	-	(80,000)
Net cash used in financing activities	-	-	(80,000)

Net (decrease)/increase in cash	-	(100)	100
Cash at the beginning of the year	-	100	-
Cash at the end of the year	$-	$-	$100