Form 20-F
period 2025-06-30
Li Bang International Corp Inc.
filed 2025-11-07
CIK 1896425

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2025

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

Not Applicable

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

People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Class A ordinary shares, par value US$0.0001 per share	LBGJ	The Nasdaq Stock Market LLC (Nasdaq Capital Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of June 30, 2025, there were 18,748,000 ordinary shares outstanding.

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

☐ Yes ☒ No

i

Conventions Used in this Annual Report

Unless otherwise indicated or the context requires otherwise, references in this annual report on Form 20-F to:

●	“Li Bang International”, “our company”, the “Company”, “we”, “us”, or “our” is to Li Bang International Corporation Inc., an exempted company incorporated in the Cayman Islands with limited liability;

●	“China” or the “PRC” is to the People’s Republic of China;

●	“Ordinary Shares” are to the ordinary shares of Li Bang International, par value US$0.0001 per share.

●	“Class A Ordinary Shares” are to the Class A ordinary shares of Li Bang International, par value US$0.0001 per share, each entitled to one (1) vote on all matters subject to vote at general meetings of Li Bang International.

●	“Class B Ordinary Shares” are to the Class B ordinary shares of Li Bang International, par value US$0.0001 per share, each entitled to fifteen (15) votes on all matters subject to vote at general meetings of Li Bang International.

●	“RMB” is to the legal currency of China;

●	“SEC” is to the United States Securities and Exchange Commission;

●	“Li Bang HK” is to Li Bang International Hong Kong Holdings Limited, a Hong Kong limited company, which is a wholly-owned subsidiary of Li Bang International;

●	“Li Bang WFOE”, “WFOE”, or “Li Bang Intelligent Technology” is to Jiangsu Li Bang Intelligent Technology Co., Limited, a wholly foreign-owned enterprise in the PRC and a wholly owned subsidiary of Li Bang HK;

●	“Li Bang Kitchen Appliance” is to Li Bang Kitchen Appliance Co., Limited, a limited liability company organized under the laws of the PRC and a wholly-owned subsidiary of Li Bang WFOE;

●	“Suzhou Deji” is to Suzhou Deji Kitchen Engineering Co., Limited a limited liability company organized under the laws of the PRC and a wholly-owned subsidiary of Li Bang WFOE;

●	“Wuxi Li Bang” is to Wuxi Li Bang Kitchen Appliance Co., Limited, a limited liability company organized under the laws of the PRC and a wholly-owned subsidiary of Li Bang WFOE;

●	“Yangzhou Bangshijie” is to Yangzhou Bangshijie Kitchen Appliance Co., Ltd, a limited liability company organized under the laws of the PRC and a subsidiary of Li Bang Kitchen Appliance;

●	“Nanjing Bangshijie” is to Nanjing Bangshijie Kitchen Appliance Co., Ltd, a limited liability company organized under the laws of the PRC and a subsidiary of Li Bang Kitchen Appliance; “U.S. dollars,” “$,” “US$,” and “dollars” are to the legal currency of the United States; and

●	“Operating Subsidiaries” are to Li Bang WFOE, Suzhou Deji, Wuxi Li Bang, and Li Bang Kitchen Appliance and its subsidiaries;

●	“U.S. dollars,” “$,” “US$,” and “dollars” are to the legal currency of the United States.

This annual report on 20-F contains translations of certain RMB amounts into U.S. dollar amounts at specified rates solely for the convenience of the reader. The relevant exchange rates are listed below. No representation is made that the RMB amounts referred to in this annual report could have been or could be converted into U.S. dollars at such rate:

	For the Year Ended	For the Year Ended
	June 30, 2024	June 30, 2025
Period Ended RMB: US$ exchange rate	7.1268	7.1586
Period Average RMB: US$ exchange rate	7.1326	7.1599

We have relied on statistics provided by a variety of publicly-available sources regarding the industry we are involved in. We have sought to provide current information in this annual report and believe that the statistics provided in this annual report remain up-to-date and reliable. We did not, directly or indirectly, sponsor or participate in the publication of such materials, and these materials are not incorporated in this annual report other than to the extent specifically cited in this annual report.

ii

SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain matters discussed in this annual report on Form 20-F may constitute forward-looking statements for purposes of the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. The words “expect,” “anticipate,” “intend,” “aim,” “will,” “project,” “target,” “plan,” “believe,” “seek,” “estimate,” and similar expressions are intended to identify such forward-looking statements. Such statements include, among others, those concerning market and industry segment growth and demand and acceptance of new and existing products; any projections of sales, earnings, revenue, margins or other financial items; any statements of the plans, strategies and objectives of management for future operations; and any statements regarding future economic conditions or performance, as well as all assumptions, expectations, predictions, intentions or beliefs about future events.

Our actual results may differ materially from the results anticipated in these forward-looking statements due to a variety of factors, including, without limitation, those discussed under “Item 3—Key Information—Risk Factors,” “Item 4—Information on the Company,” “Item 5—Operating and Financial Review and Prospects,” and elsewhere in this report, as well as factors which may be identified from time to time in our other filings with the Securities and Exchange Commission (the “SEC”) or in the documents where such forward-looking statements appear. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements. We would like to caution you not to place undue reliance on these forward-looking statements. We operate in a rapidly evolving environment. New risks emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. The forward-looking statements contained in this report reflect our views and assumptions only as of the date this report is signed. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law. Readers are urged to carefully review and consider the various disclosures made by us in this report and our other filings with the SEC. These reports attempt to advise interested parties of the risks and factors that may affect our business, financial condition and results of operations and prospects.

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

OVERVIEW

Our Company Structure

Li Bang International Corporation Inc. (“Li Bang International”, “the Company”, “we”, “us”, “our” and similar terms) was incorporated in the Cayman Islands on July 8, 2021. Li Bang International is not a PRC operating company but a Cayman Islands holding company conducting operations in China primarily through its subsidiaries incorporated in the PRC, including Li Bang WFOE, Suzhou Deji, Wuxi Li Bang, and Li Bang Kitchen Appliance and its subsidiaries (collectively, the “Operating Subsidiaries”). Investors in our Class A Ordinary Shares should be aware that you do not directly hold equity interests in the Operating Subsidiaries. Investors can only purchase equity in Li Bang International, our Cayman Islands holding company, which indirectly owns majority equity interests in the PRC Operating Subsidiaries. We do not have or intend to have any contractual arrangements to establish a variable interest entity (“VIE”) structure with any entity in PRC.

We face various legal and operational risks and uncertainties associated with being based in or having our operations primarily in mainland China and the complex and evolving PRC laws and regulations. For example, we face risks associated with the fact that the PRC government has significant authority in regulating our operations and may influence or intervene in our operations at any time, regulatory approvals on offerings conducted overseas by, and foreign investment in, China-based issuers, anti-monopoly regulatory actions, and oversight on data security. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline or become of little or no value. For a detailed description of risks related to doing business in mainland China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

The following chart shows our corporate structure as of the date of annual report, including our majority-owned subsidiaries:

Adoption of Dual-Class Share Structure

On June 27, 2025, our shareholders approved an amendment and restatement of our memorandum and articles of association to adopt a dual-class share structure by:

(a)	re-designating, on a one-for-one basis, all of the then issued and outstanding ordinary shares of a par value of US$0.0001 each (“Ordinary Shares”) into Class A ordinary shares of a par value of US$0.0001 each (“Class A Ordinary Shares”), each having one (1) vote per share and the other rights attached to it as set out in the Company’s amended and restated memorandum and articles of association (the “Amended and Restated M&A”);

(b)	re-designating, on a one-for-one basis, 50,000,000 of the authorized but unissued Ordinary Shares into Class B ordinary shares of a par value of US$0.0001 each (“Class B Ordinary Shares”), each having fifteen (15) votes per share and the other rights attached to it as set out in the Amended and Restated M&A; and

(c)	re-designating, on a one-for-one basis, all of the remaining authorized but unissued Ordinary Shares into Class A Ordinary Shares.

Following the adoption of the dual-class share structure, we intend to repurchase an aggregate of 15,436,000 Class A ordinary shares held by Maple Huang Holdings Limited and Funa Lee Holdings Limited and issue an equal number of new Class B Ordinary Shares to such shareholders in consideration therefor. Mr. Huang Feng, our Chief Executive Officer and Chairman of the Board of Directors, has the voting and dispositive power of all the shares held by Maple Huang Holdings Limited. Ms. Funa Li, our director and the spouse of Mr. Huang, has the voting and dispositive power of all the shares held by Funa Lee Holdings Limited. Mr. Huang and Ms. Li will beneficially own all of our outstanding Class B Ordinary Shares and control a vast majority of our total voting power following completion of the aforementioned repurchase and issuance transactions.

The Ordinary Shares are listed and traded on the Nasdaq Capital Market as of the date of this annual report on Form 20-F and we intend the Class A Ordinary Shares to begin trading on Nasdaq before the end of 2025.

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, which was enacted on December 18, 2020 and amended by the Consolidated Appropriations Act, 2023, signed into law on December 29, 2022, or the HFCAA, if the SEC determines we file audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered or operating in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA.

As of the date of the annual report, Wei, Wei & Co., LLP, our auditor, is not subject to the determinations as to inability to inspect or investigate registered firms completely announced by the PCAOB on December 16, 2021.

However, we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. See “Risk Factors – Risks Related to Doing Business in China – The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the HFCAA all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering” on page 27 and “— Trading in our securities may be prohibited under the HFCAA and as a result an exchange may determine to delist our securities if it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction” on page 29.

Regulatory Permissions Required from the PRC Authorities for Our Operations

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

Regulatory Permissions Required from the PRC Authorities for Overseas Securities Offerings

On December 28, 2021, the Cyberspace Administration of China, or the CAC, together with certain other PRC governmental authorities, jointly released the Revised Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to the Revised Cybersecurity Review Measures, (i) operators of critical information infrastructure that intend to purchase network products and services and online platform operators that conduct data processing activities, in each case that affect or may affect national security, and (ii) operators of network platforms seeking listing abroad that are in possession of more than one million users’ personal information must apply for a cybersecurity review. The Revised Cybersecurity Review Measures set out certain general factors which would be the focus in assessing the national security risk during a cybersecurity review, including without limitation, risks of influence, control or malicious use of critical information infrastructure, core data, important data or large amounts of personal information by foreign governments in relation to a listing abroad. If we are required to go through a cybersecurity review, we face uncertainties as to whether we will be able to timely complete the review, or at all, which may subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, and materially and adversely affect our business and results of operations. As of the date of this annual report, we will not be subject to cybersecurity review with the CAC because we are not in possession of more than one million users’ personal information and we do not anticipate that we will be collecting over one million users’ personal information in the foreseeable future due to the nature of our business.

On February 17, 2023, the CSRC, as approved by the State Council, released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, or the Filing Rules. The Filing Rules took effect on March 31, 2023, when the CSRC started to accept filing applications. Under the Filing Rules, a filing-based regulatory system will apply to “indirect overseas offering and listing” of PRC domestic enterprises, which refers to such securities offering and listing in an overseas market made by an offshore entity based on the underlying equity, assets, earnings or other similar rights of a domestic enterprise which operates its main business domestically in mainland China. The Filing Rules apply to all overseas equity financing and listing activities of PRC domestic enterprises, including initial and follow-on offerings of shares, depository receipts, convertible corporate bonds, or other equity instruments and trading of securities in overseas market.

We completed the required filings with the CSRC for our initial public offering (“IPO”) in accordance with the requirements under the Filing Rules, and the CSRC concluded the filing procedure and published the filing results on the CSRC website on April 22, 2024. However, any future capital raising activities such as follow-on equity or debt offerings, listing on other stock exchanges and going private transactions, may also be subject to the filing requirement with the CSRC. Failure to complete such filing procedures as required under the Filing Rules, or a rescission of any such filings completed by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in mainland China, and other forms of sanctions that may materially and adversely affect our business, financial condition and results of operations. For detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in mainland China—We may be required to complete filing procedures with the China Securities Regulatory Commission in connection with our future offerings. We cannot predict whether we will be able to complete such filing on a timely manner, or at all.”

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

On or about June 8, 2022, the Company made dividend payments of RMB 6 million (approximately $941,073) to the shareholders of the Company. As of the date of this annual report, except for the previously mentioned dividend payments in June 2022, neither the Company nor its subsidiaries have made other transfers, dividends, or distributions to investors and no investors have made transfers or distributions to the Company or its subsidiaries. The Company’s business is primarily conducted through its subsidiaries.

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

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

An investment in our Class A Ordinary Shares involves significant risks. You should carefully consider all of the information set forth in this annual report and in our other filings with the United States Securities and Exchange Commission, including the following risk factors, in evaluating our business. If any of the following risks actually occur, our business, financial condition, operating results, and growth prospects would likely be materially and adversely affected. This annual report also contains forward-looking statements that involve risks and uncertainties. See “Special Cautionary Notice Regarding Forward-Looking Statements.”

Summary of Risk Factors

The following summary description sets forth an overview of the material risks we are exposed to in the normal course of our business activities. The summary does not purport to be complete and is qualified in its entirety by reference to the full risk factor discussion immediately following this summary description. We encourage you to read the full risk factor discussion carefully.

Risks Related to Our Business and Industry

●	Our business is highly dependent on our brand strength and reputation, and if we fail to maintain and enhance our brand and reputation, consumer recognition of and trust in our products could be materially and adversely affected;

●	Changes in the availability, quality, and cost of key raw materials, transportation, and other necessary supplies or services could have a material adverse effect on our business, financial condition, and results of operations;

●	Our business is dependent on certain major customers and changes or difficulties in our relationships with our major customers may harm our business and financial results;

●	We face intense competition, and if we fail to compete effectively, we may lose market share, and our results, prospects, and results of operations may be materially and adversely affected;

●	Our efforts and investments in product development may not always produce the expected result;

●	Our production may be subject to disruptions and delays;

●	We are exposed to risks associated with the storage of the products we sell;

●	Failure to maintain optimal inventory levels may increase the cost of holding inventory or cause us to lose sales.

Risks Related to Our Corporate Structure

●	We rely on dividends and other distributions on equity paid by the Operating Subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of the Operating Subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

Risks Related to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations;

●	Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China with little advance notice could adversely affect us and limit the legal protections available to you and us;

●	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our recent offering to make loans or additional capital contributions to our PRC Subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business;

●	The Chinese government exerts substantial influence over the manner in which we must conduct our business activities, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares. The Chinese government may intervene or influence our operations at any time, which could result in a material change in our operations and the value of our Class A Ordinary Shares. Additionally, government and regulatory interference could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless;

●	Uncertainties exist with respect to the interpretation and implementation of the enacted Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations;

●	We rely on dividends and other distributions on equity paid by our PRC Subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC Subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business;

●	Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our Class A Ordinary Shares;

●	We must remit the offering proceeds to our Operating Subsidiaries in the PRC before they may be used to benefit our business, and this process may take a number of months;

●	The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China;

●	Some of our shareholders are not in compliance with the PRC’s regulations relating to offshore investment activities by PRC residents, and as a result, the shareholders may be subject to penalties if we are not able to remediate the non-compliance;

●	The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the HFCAA all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering;

●	Trading in our securities may be prohibited under the HFCAA and as a result an exchange may determine to delist our securities if it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction;

●	It is unclear whether we will be subject to the oversight of the CAC and how such oversight may impact us. Our business could be interrupted or we could be subject to liabilities which may materially and adversely affect the results of our operations and the value of your investment.

Risks Related to Our Class A Ordinary Shares

●	Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class B Ordinary Shares may view as beneficial;

●	There has been no public market for our Class A Ordinary Shares prior to our recent offering, and you may not be able to resell our Class A Ordinary Shares at or above the price you paid, or at all;

●	The trading price of the Class A Ordinary Shares is likely to be volatile, which could result in substantial losses to investors;

●	We currently do not expect to pay dividends in the foreseeable future and you must rely on price appreciation of our Class A Ordinary Shares for return on your investment;

●	As a “controlled company” under the rules of The Nasdaq Capital Market, we may choose to exempt our Company from certain corporate governance requirements that could have an adverse effect on our public shareholders;

●	We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements;

●	Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

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

Our raw materials consist primarily of stainless steel. The cost of raw material represented 51.0%, 50.8% and 53.9% of our total cost of revenues for the years ended June 30, 2025, 2024 and 2023, respectively. We are exposed to fluctuations in the prices of raw materials, transportation, and other necessary supplies or services due to factors beyond our control, such as policies, inflation, fluctuations in currency exchange rates, changes in weather, or changes in the supply and demand for such relevant raw materials, prices of bulk raw material products, which could result in higher costs of our products and services if prices of major raw materials continue to increase. We may not be able to offset the price increases by increasing our product prices, in which case our margins would decline and our financial condition and results of operations could be materially and adversely affected. In addition, if we significantly increase the prices of our products, we may lose our competitive advantage. This in turn could result in a loss of sales and customers. In either case, our business, financial condition, and results of operations could be materially and adversely affected.

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

For the year ended June 30, 2025, one customer accounted for approximately 15% of the Company’s total revenue. As of June 30, 2025, no customer accounted for more than 10% of the Company’s trade accounts receivable. For the year ended June 30, 2024, two customers accounted for approximately 27% and 10% of the Company’s total revenue. As of June 30, 2024, one customer accounted for approximately 11% of the Company’s trade accounts receivable. For the year ended June 30, 2023, one customer accounted for approximately 20% of the Company’s total revenue. As of June 30, 2023, one customer accounted for approximately 12% of the Company’s trade accounts receivable. All of our customers are in China.

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

Due to product specificity, professionalism, and scale of commercial kitchen equipment, it is difficult to access a large volume of customer resources through traditional social networking and e-commerce platforms. In addition, according to the Government Procurement Law of the PRC, organizations such as government agencies, schools, hospitals, public enterprises and institutions, can only establish business relationship with us through governmental and open procurement platforms. Potential customers set procurement requirements on these procurement platforms to attract enterprises to participate in fair competition, and through evaluation by experts, finally select high-quality enterprises with good performance and brand reputation. Therefore, our business depends partly on the successful bidding through the provincial government procurement websites and provincial and municipal public resource trading platforms, and if we are prevented from using any of the platforms, our numbers of customers may be decreased, and our business and results of operations may be materially and adversely affected.

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

Maintaining optimal inventory levels is important to the success of our business. Inventory balances are approximately 6.5% and 11.1% of our total current assets as of June 30, 2025 and 2024, respectively. Inventory turnover measures how fast a company sells inventory. The speed at which a company can sell inventory is a critical measure of business performance. A low turnover implies weak sales and possibly excess inventory, also known as overstocking. A high ratio, on the other hand, implies either strong sales or insufficient inventory. The Company calculated inventory turnover by dividing the cost of goods by average inventory, of which average inventory is done by dividing the sum of beginning inventory and ending inventory by two. The inventory turnover days are calculated by dividing 360 by inventory turnover. Our inventory turnover days were 75 days and 73 days as of June 30, 2025 and 2024, respectively. We are exposed to inventory risk due to a number of factors beyond our control, including changing consumer trends and customer preferences and the introduction of competitive products. In addition, we generally estimate the demand for the products we will sell in advance of actual sales in connection with preparing our inventory. We cannot assure you that we will be able to accurately predict such trends and events and maintain adequate inventories at all times. A sudden decline in market demand for the products we sell could result in excess or obsolete inventory, and we may be forced to offer discounts or conduct promotional activities to dispose of slow-moving inventory, which could have a material adverse effect on our financial condition and results of operations. On the other hand, a shortage of inventory could cause us to lose sales, and our business, financial condition, results of operations, and prospects could be materially and adversely affected.

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

Our future success is significantly dependent upon the continued service of our senior management and other key employees. If we lose their service, we may not be able to locate suitable or qualified replacements and may incur additional expenses to recruit and train new staff, which could severely disrupt our business and growth. Our Chairman and chief executive officer, Mr. Huang Feng, and other management members are critical to our vision, strategic direction, culture, and overall business success. If there is any internal organizational structure change or change in responsibilities for our management or key personnel, or if one or more of our senior management members were unable or unwilling to continue in their present positions, the operation of our business and our business prospects may be adversely affected. Our employees, including members of our management, may choose to pursue other opportunities. If we are unable to motivate or retain key employees, our business may be severely disrupted, and our prospects could suffer. In addition, although we have entered into confidentiality and non-competition agreements with our management, there is no assurance that our management members would not join our competitors or form a competing business. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China, or we may not be able to enforce them at all.

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

Following the identification of the material weaknesses and other deficiencies, we have taken measures and plan to continue to take measures to remediate these control deficiencies. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — ICFR.” However, the implementation of these measures may not fully address the material weaknesses and other deficiencies in our ICFR, and we cannot conclude that they have been fully remediated. Our failure to correct the material weaknesses and other deficiencies or our failure to discover and address any other deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective ICFR could significantly hinder our ability to prevent fraud.

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

Our liquidity relies partly on bank loans. Financing may not be available to us on favorable terms, if at all. If we are unable to obtain short-term financing in an amount sufficient to support our operations, it may be necessary, to suspend or curtail our operations, which would have a material adverse effect on our business and financial condition. In that event, current shareholders would likely experience a loss of most of or all of their investment.

In addition, potential risks in the credit markets may adversely affect our business, including the availability and cost of short-term funds for liquidity requirements, which could adversely affect our results of operations, cash flows and financial condition.

Potential changes in economy may affect the availability of business and customer credit. We may need to rely on the credit markets, particularly for short-term loans from banks in China, to meet our financial commitments and short-term liquidity needs if internal funds from our operations are not available to be allocated to such purposes. Our access to funds under such bank loans is dependent on the ability of the banks that are parties to those facilities to meet their funding commitments, which may be dependent on governmental economic policies in China. Those banks may not be able to meet their funding commitments to us if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests from us and other borrowers within a short period of time. Therefore, these uncertain and changing events would adversely impact our results of operations, cash flows and financial position.

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

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares. The Chinese government may intervene or influence our operations at any time, which could result in a material change in our operations and the value of our Class A Ordinary Shares. Additionally, governmental and regulatory interference could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

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

For example, the Chinese cybersecurity regulator announced on July 2, 2021 that it had begun an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that the company’s mobile application be removed from smartphone app stores.

As such, the Company’s business segments may be subject to various government and regulatory interference in the provinces in which they operate. The Company could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. The Company may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. The Company’s operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry. Since the Chinese government may intervene or influence our operations at any time, it could result in a material change in our operation and the value of our Class A Ordinary Shares. Given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas, any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Furthermore, it is uncertain when and whether the Company will be required to obtain permission from the PRC government to complete future offering and/or continue listing on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. Although the Company is currently not required to obtain such permission from any of the PRC central or local government and has not received any denial to list on the U.S. exchanges, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry. As a result, our securities may decline in value dramatically or even become worthless should we become subject to new requirement to obtain permission from the PRC government to list on U.S. exchange in the future. For more information, refer to “—We may be required to complete filing procedures with the China Securities Regulatory Commission in connection with our future offerings. We cannot predict whether we will be able to complete such filing on a timely manner, or at all.”

We may be required to complete filing procedures with the China Securities Regulatory Commission in connection with our future offerings. We cannot predict whether we will be able to complete such filing on a timely manner, or at all.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. We do not believe that any provision in these opinions had a material adverse impact on our business or offshore listing plan.

On February 17, 2023, the CSRC, as approved by the State Council, released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, or the Filing Rules. The Filing Rules took effect on March 31, 2023, when the CSRC started to accept filing applications. Pursuant to the Filing Rules, PRC domestic enterprises that directly or indirectly offer or list their securities in an overseas market are required to file with the CSRC within three business days after submitting their listing application documents to the relevant regulator in the place of intended listing. Failure to complete such filing may subject a PRC domestic enterprise to an order of rectification, a warning or a fine between RMB1 million and RMB10 million. Pursuant to these regulations, a domestic enterprise applying for listing abroad shall, among others, complete record filing procedures and report relevant information to the securities regulatory authority as required. We completed the CSRC filing procedures in connection with our initial public offering.

Our future capital raising activities such as follow-on equity or debt offerings, listing on other stock exchanges and going private transactions, may also be subject to the filing requirement with the CSRC. Failure to complete such filing procedures as required under the Filing Rules, or a rescission of any such filings completed by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in mainland China, and other forms of sanctions that may materially and adversely affect our business, financial condition and results of operations.

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

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our Class A Ordinary Shares.

Substantially all of our revenues and expenditures are denominated in RMB, whereas our reporting currency is the U.S. dollar. As a result, fluctuations in the exchange rate between the U.S. dollar and RMB will affect the relative purchasing power in RMB terms of our U.S. dollar assets and the proceeds from our IPO. Our reporting currency is the U.S. dollar while the functional currency for our PRC Subsidiaries is RMB. Gains and losses from the re-measurement of assets and liabilities that are receivable or payable in RMB are included in our consolidated statements of operations. The re-measurement has caused the U.S. dollar value of our results of operations to vary with exchange rate fluctuations, and the U.S. dollar value of our results of operations will continue to vary with exchange rate fluctuations. A fluctuation in the value of RMB relative to the U.S. dollar could reduce our profits from operations and the translated value of our net assets when reported in U.S. dollars in our consolidated financial statements. This could have a negative impact on our business, financial condition, and results of operations as reported in U.S. dollars. If we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our Class A Ordinary Shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations in currencies relative to the periods in which the earnings are generated may make it more difficult to perform period-to-period comparisons of our reported results of operations.

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

There remains significant international pressure on the PRC government to adopt a flexible currency policy. Any significant appreciation or depreciation of the RMB may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our Class A Ordinary Shares in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into RMB to pay our operating expenses, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our Class A Ordinary Shares.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. As of the date of this Annual Report, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited, and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on the price of our Class A Ordinary Shares.

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

We must remit the proceeds of our future offerings to the PRC before they may be used to benefit our business in the PRC, and this process may take a number of months.

The proceeds of our future offerings must be sent back to the PRC, and the process for sending such proceeds back to the PRC may take several months after the closing of our recent offering. We may be unable to use these proceeds to grow our business until we receive such proceeds in the PRC. In order to remit the offering proceeds to the PRC, we will have to take the following actions: First, we will open a special foreign exchange account for capital account transactions. To open this account, we must submit to SAFE certain application forms, identity documents, transaction documents, a form of foreign exchange registration of overseas investments by domestic residents, and a foreign exchange registration certificate of the invested company. Second, we will remit the offering proceeds into this special foreign exchange account. Third, we will apply for settlement of the foreign exchange. In order to do so, we must submit to SAFE certain application forms, identity documents, payment orders to a designated person, and a tax certificate.

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

As of the date of this Annual Report, we have not applied for approval from the Ministry of Commerce related to the reorganization in connection with our initial public offering. The Company’s reorganization, pursuant to the M&A Provisions, may be subject to prior approval from the MOFCOM. Not obtaining such prior approval may adversely affect our business operations. Pursuant to Article 38 of the PRC Foreign Investment Law, the violations of laws and regulations committed by foreign investors and foreign-funded enterprises shall be investigated by the relevant departments according to the law and included in the credit information system according to the relevant provisions issued by the state. As such, we may face regulatory actions or penalties imposed by MOFCOM, foreign exchange control authorities or other competent PRC regulators for failing to obtain MOFCOM’s approval prior to our reorganization. Although there remain uncertainties as to the actions that may be taken, including fines and penalties on our operations in the PRC or limitations on our operating privileges in the PRC, any such action may adversely affect our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our Class A Ordinary Shares.

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

Furthermore, as part of ongoing efforts to protect U.S. investors, the U.S. President’s Working Group on Financial Markets, or the PWG, released a report in August 2020 recommending certain enhancements to listing standards on U.S. stock exchanges, including that the PCAOB has access to work papers of the principal audit firm for the audit of each company as a condition to initial and continued exchange listing. Companies unable to satisfy this standard as a result of governmental restrictions on access to audit work papers and practices in their jurisdiction may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines it has sufficient access to audit work papers and practices to conduct an appropriate inspection of the co-audit firm. The SEC announced that its staff have been directed to prepare and develop proposals in response to the report of the PWG. Any resulting actions, proceedings or new rules could adversely affect the listing and compliance status of China-based issuers listed in the U.S., such as our company, and may have a material and adverse impact on the trading prices of the securities of such issuers, and substantially reduce or effectively terminate the trading of our Class A Ordinary Shares in the U.S.

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

Our auditor, Wei, Wei & Co., LLP, the independent registered public accounting firm that issued the audit report included elsewhere in this Annual Report, as an auditor of companies that are traded publicly in the U.S. and a U.S.-based accounting firm registered with the PCAOB, is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is headquartered in New York, NY, and is subject to inspection by the PCAOB on a regular basis with the last inspection in 2020. However, the recent developments would add uncertainties to our offering, and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or the sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. In the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA ultimately result in a determination by a securities exchange to delist the Company’s securities. The delisting of our Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment, even making it worthless.

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

As confirmed by our PRC counsel, we will not be subject to cybersecurity review with the CAC after the Cybersecurity Review Measures became effective on February 15, 2022, since we currently do not have over one million users’ personal information and do not anticipate that we will be collecting over one million users’ personal information in the foreseeable future, which we understand might otherwise subject us to the Cybersecurity Review Measures; we are also not subject to network data security review by the CAC if the Draft Regulations on the Network Data Security Administration are enacted as proposed, given that: (i) using our products and services does not require users to provide any personal information; (ii) we do not possess any personal information of users in our business operation; (iii) we do not collect data or operate crucial network facilities and information systems that affect or may affect national security or public interest and we do not anticipate that we will be collecting over one million users’ personal information or data that affects or may affect national security in the foreseeable future, which we understand might otherwise subject us to the Security Administration Draft.

According to our PRC counsel, no relevant laws or regulations in the PRC explicitly require us to seek approval from the CSRC for our overseas listing plan. As of the date of this Annual Report, we and our PRC Subsidiaries have not received any inquiry, notice, warning, or sanctions regarding our planned overseas listing from the CSRC or any other PRC governmental authorities. However, since these statements and regulatory actions by the PRC government are newly published and official guidance and related implementation rules have not been issued, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. or other foreign exchange. The Standing Committee of the National People’s Congress, or the SCNPC, or other PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that requires our company or any of our subsidiaries to obtain regulatory approval from Chinese authorities before offering in the U.S. In other words, although the Company is currently not required to obtain permission from any of the PRC federal or local government to obtain such permission and has not received any denial to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly; our ability to offer, or continue to offer, securities to investors would be potentially hindered and the value of our securities might significantly decline or be worthless, by existing or future laws and regulations relating to its business or industry or by intervene or interruption by PRC governmental authorities, if we or our subsidiaries (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, or (iv) any intervention or interruption by PRC governmental with little advance notice.

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

Changes in U.S. and Chinese regulations or in relations between the U.S. and China may adversely impact our business, our operating results, our ability to raise capital and the market price of our Class A Ordinary Shares. Any such changes may take place quickly and with very little notice.

The U.S. government, including the SEC, has made statements and taken certain actions that led to changes to U.S. and international relations, and will impact companies with connections to the U.S. or China. The SEC has issued statements primarily focused on companies with significant China-based operations, such as us, primarily because of the recognition that, according to the Financial Times, over the past 20 years, not one Chinese company (listed in the US) has been compliant with US federal securities laws. With the passage of the HFCAA and the ensuing SEC rules, the SEC and CSRC are currently negotiating a compromise. If the parties do not come to an agreement, more than 270 companies could be delisted from U.S. stock markets. Even though our Company may be exempt from delisting at present, it is possible that our filings with the SEC may be subject to enhanced review by the SEC and this additional scrutiny could affect our ability to effectively raise capital in the U.S. If any new legislation, executive orders, laws and/or regulations are implemented, if the U.S. or Chinese governments take retaliatory actions due to the recent U.S.-China tensions or if the Chinese government exerts more oversight and control over securities offerings that are conducted in the U.S., such changes could have an adverse effect on our business, financial condition and results of operations, our ability to raise capital and the market price of our Class A Ordinary Shares.

Risks Related to Our Class A Ordinary Shares

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class B Ordinary Shares may view as beneficial.

We have adopted a dual-class voting structure consisting of Class A Ordinary Shares and Class B Ordinary Shares. Based on our dual-class voting structure, holders of Class A Ordinary Shares are entitled to one (1) vote per Class A Ordinary Share in respect of matters requiring the votes of shareholders, while holders of Class B Ordinary Shares are entitled to fifteen (15) votes per Class B Ordinary Share. Due to the disparate voting powers associated with our two classes of ordinary shares, our directors and officers hold in aggregate approximately 98% or more of voting power of our Company as of the date of this annual report. Their interests may not coincide with your interests, and it may make decisions with which you disagree, including decisions on important topics such as the composition of the board of directors, compensation, management succession, and our business and financial strategy.

The trading price of our Class A Ordinary Shares is likely to be volatile, which could result in substantial losses to investors.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent IPO, especially among companies with relatively smaller public floats. The trading price of our Class A Ordinary Shares is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the U.S. In addition to market and industry factors, the price and trading volume for the Class A Ordinary Shares may be volatile for factors specific to our own operations, including the following:

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

Any of these factors may result in large and sudden changes in the volume and price at which the Class A Ordinary Shares will trade. Furthermore, the stock market in general experiences price and volume fluctuations that are often unrelated or disproportionate to the operating performance of companies like us. These broad market and industry fluctuations may adversely affect the market price of our Class A Ordinary Shares. Volatility or a lack of positive performance in our Class A Ordinary Shares price may also adversely affect our ability to retain key employees.

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

We may experience extreme share price volatility, including any stock-run up, unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

In addition to the risks addressed above, our Class A Ordinary Shares may be subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. In particular, our Class A Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices, given that we will have relatively small public floats. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial condition or prospects.

Holders of our Class A Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Class A Ordinary Shares. Furthermore, the potential extreme volatility may confuse the public investors of the value of our Class A Ordinary Shares, distort the market perception of our share price and our company’s financial performance and public image, negatively affect the long-term liquidity of our Class A Ordinary Shares, regardless of our actual or expected operating performance. If we encounter such volatility, including any rapid share price increases and declines seemingly unrelated to our actual or expected operating performance and financial condition or prospects, it will likely make it difficult and confusing for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares and understand the value thereof.

If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding our Class A Ordinary Shares, the market price for the Class A Ordinary Shares and trading volume could decline.

The trading market for our Class A Ordinary Shares will be influenced by research or reports that industry or securities analysts publish about our Class A Ordinary Shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our Class A Ordinary Shares to decline.

We currently do not expect to pay dividends in the foreseeable future and you must rely on price appreciation of our Class A Ordinary Shares for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Class A Ordinary Shares as a source for any future dividend income.

Our board of directors (“BOD”) has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. Under Cayman Islands law, a Cayman Islands exempted company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our BOD decides to declare and pay dividends, the timing, amount, and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our BOD. Accordingly, the return on your investment in our Class A Ordinary Shares will likely depend entirely upon any future price appreciation of our Class A Ordinary Shares. There is no guarantee that our Class A Ordinary Shares will appreciate in value or even maintain the price at which you purchased the Class A Ordinary Shares. You may not realize a return on your investment in our Class A Ordinary Shares and you may even lose your entire investment in our Class A Ordinary Shares.

You may experience dilution of your holdings due to the inability to participate in a rights offering.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of Class A Ordinary Shares may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

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

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of The Company

Corporate History

Li Bang International Corporation Inc. (“Li Bang International”, “the Company”, “we”, “us”, “our” and similar terms) was incorporated in the Cayman Islands on July 8, 2021. As of the date of this annual report, the authorized share capital of the Company is US$50,000 divided into 450,000,000 Class A Ordinary Shares of par value US$0.0001 each and 50,000,000 Class B Ordinary Shares of par value US$0.0001 each. The Company is a holding company and is currently not actively engaging in any business. We conduct all of our operations in China through our Operating Subsidiaries in China.

On July 8, 2021, the Company’s shareholders approved a Memorandum and Articles of Association, pursuant to which 500,000,000 shares were authorized as ordinary shares with a nominal or par value of $0.0001 per share, and the Company issued 10,000 ordinary shares. On July 15, 2022, in connection with the Reorganization (defined below), the Company issued an additional 16,990,000 ordinary shares which was treated as a stock split.

On July 26, 2021, Li Bang International formed its wholly owned subsidiary, Li Bang International Hong Kong Holdings Limited (“Li Bang HK”) in Hong Kong. On August 18, 2021, Li Bang HK formed its wholly owned subsidiary, Jiangsu Li Bang Intelligent Technology Co., Limited (“Li Bang Intelligent Technology” or “WFOE”) in PRC.

Wuxi Li Bang Kitchen Appliance Co., Limited (“Wuxi Li Bang”) is a limited liability company incorporated on May 18, 2007, under the laws of China. Suzhou Deji Kitchen Engineering Co., Limited (“Suzhou Deji”) is a limited liability company incorporated on April 8, 2010, under the laws of China. Li Bang Kitchen Appliance Co., Limited (“Li Bang Kitchen Appliance”) is a limited liability company incorporated on March 22, 2019, under the laws of China. On December 2, 2019, Li Bang Kitchen Appliance established a subsidiary in China, Yangzhou Bangshijie Kitchen Appliance Co., Ltd. (“Yangzhou Bangshijie”). On November 25, 2015, Wuxi Li Bang established one subsidiary in China, Nanjing Bangshijie Kitchen Appliance Co., Ltd. (“Nanjing Bangshijie”). In March 2019, Wuxi Li Bang transferred its ownership in Nanjing Bangshijie to Li Bang Kitchen Appliance. Suzhou Deji, Wuxi Li Bang, Li Bang Kitchen Appliance, Yangzhou Bangshijie and Nanjing Bangshijie are our operating entities (collectively, the “Operating Subsidiaries”).

A reorganization of Li Bang International’s legal entity structure (the “Reorganization”) was completed in 2022 to facilitate the Company’s initial public offering. The Reorganization involved the incorporation of Li Bang International and Li Bang Intelligent Technology, and the transfer of the 100% equity interest of Li Bang Kitchen Appliance, Suzhou Deji and Wuxi Li Bang. Consequently, Li Bang International, through its subsidiary Li Bang HK, directly controls Li Bang Kitchen Appliance, Suzhou Deji and Wuxi Li Bang, and became the ultimate holding company of all other entities mentioned above. The Reorganization was accounted for as a recapitalization among entities under common control since the controlling shareholder, Huang Feng, controlled these entities before and after the Reorganization. The Company’s consolidation was accounted for at historical cost and prepared on the basis as if the aforementioned transactions became effective as of the beginning of the first period presented in our consolidated financial statements.

On October 23, 2024, Li Bang International completed its IPO and issued 1,520,000 ordinary shares with a par value of US$0.0001 per share and at $4.00 per share, with gross proceeds of $6.08 million. On November 14, 2024, Li Bang International issued 228,000 additional shares for the over-allotment, with par value of US$0.0001 per share and at $4.00 per share, with gross proceeds of $0.91 million. After deducting underwriting discounts, offering expenses, the Company received total net proceeds of approximately $5.23 million.

On June 27, 2025, our shareholders approved an amendment and restatement of our memorandum and articles of association to adopt a dual-class share structure by:

(a)	re-designating, on a one-for-one basis, all of the then issued and outstanding Ordinary Shares into Class A ordinary shares of a par value of US$0.0001 each (“Class A Ordinary Shares”), each having one (1) vote per share and the other rights attached to it as set out in the Company’s amended and restated memorandum and articles of association (the “Amended and Restated M&A”);

(b)	re-designating, on a one-for-one basis, 50,000,000 of the authorized but unissued Ordinary Shares into Class B ordinary shares of a par value of US$0.0001 each (“Class B Ordinary Shares”), each having fifteen (15) votes per share and the other rights attached to it as set out in the Amended and Restated M&A; and

(c)	re-designating, on a one-for-one basis, all of the remaining authorized but unissued Ordinary Shares into Class A Ordinary Shares.

Following the adoption of the dual-class share structure, we intend to repurchase an aggregate of 15,436,000 Class A ordinary shares held by Maple Huang Holdings Limited and Funa Lee Holdings Limited and issue an equal number of new Class B Ordinary Shares to such shareholders in consideration therefor. Mr. Huang Feng, our Chief Executive Officer and Chairman of the Board of Directors, has the voting and dispositive power of all the shares held by Maple Huang Holdings Limited. Ms. Funa Li, our director and the spouse of Mr. Huang, has the voting and dispositive power of all the shares held by Funa Lee Holdings Limited. Mr. Huang and Ms. Li will beneficially own all of our outstanding Class B Ordinary Shares and control a vast majority of our total voting power following completion of the aforementioned repurchase and issuance transactions.

The Ordinary Shares are listed and traded on the Nasdaq Capital Market as of the date of this annual report on Form 20-F and we intend the Class A Ordinary Shares to begin trading on Nasdaq before the end of 2025.

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

Our production plant in China is more than 10,000 square meters. We use modern production facilities and state-of-the-art procedures. Furthermore, as a new technology enterprise in Jiangsu Province, we fall within the scope of advanced technology enterprises that benefit from key national support for residential companies that employ continuous R&D activities and transformational technical achievements to form core independent intellectual property rights. On this basis, we carry out our business activities within the PRC and Li Bang Kitchen Appliance Co., Limited, one of our PRC subsidiaries, enjoys the advantage of a 15% preferential corporate income tax rate. Our Company approaches technology R&D as the keystone principle to obtain new national invention patents, utility model patents, and for passing a number of system certifications. We have earned a great reputation in the industry by having our products featured in the Government Energy-Saving Equipment Catalog. The future of R&D in the manufacturing sector of commercial kitchen appliance equipment will trend toward automation, scale, service integration, intelligence, energy conservation, and environmental protection, and we expect our market prospects will be broader.

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

Our Products and Services

Our Operating Subsidiaries independently research, develop and produce stainless commercial kitchen appliances that include complete sets of kitchen equipment, cooking machinery, food machinery, hotel supplies, kitchen accessories, and so on. At the same time, our Operating Subsidiaries provide comprehensive services from early-stage design of commercial kitchen appliances to equipment installation and after-sales maintenance.

Our products

Our Operating Subsidiaries offer a range of commercial kitchen accessories covering steaming, cooking, baking, frying, disinfection, conditioning, refrigeration, and so on, in 13 series with more than 80 varieties, as well as stainless steel kitchen equipment, cooking and food preparation instruments, hotel supplies, and kitchen appliance accessories of more than 300 varieties.  These products are used by a wide variety of customers such as government, private business, and public institutions. Additionally, our Operating Subsidiaries customize special products according to any customer’s project needs. Our main products are categorized as follows:

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

At present, our core products under production are:

●	Intelligent stoves made of stainless-steel board that can be utilized in large catering enterprises, the food processing industry, and canteens of various scales. They are equipped with intelligent controllers and displays. With soft key ignition (to turn on by clicking on the display button to select fire, the cooking process can be controlled by the system automatically after parameters are set) and a multi-position magnetic switch that controls the import of fire and fan and proportional valve, full and stable combustion can be ensured, and the requirements proposed by the national quality supervision and inspection center on product thermal efficiency can be met. Our electromagnetic stoves have been equipped with high-power core sets with fault alarm function. Furthermore, fan operation, gas leakage, ignition, and main-board temperature can be displayed in real time on the display.

●	Intelligent pressure cookers and intelligent soup cookers are widely used in catering, food processing and other fields. When designing these products, our R&D team pays attention to the pressure sensor, touch screen, liquid level probe, safety valve, and other intelligent components. Our products have one-button releasing and reset functions, with no need for manual operation. In addition, users can set the cooking time and firepower with the touch screen, which can improve product safety, environmental performance, and convenience of operation for catering industry users.

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

Other Core Products

Our waste processor is integrated with a crushing system, transmission system, dehydration system, and detection system, and equipped with a shell and frame made of food grade stainless steel. This product is suitable for all kinds of canteen kitchens for crushing and dewatering kitchen waste. The advantages of this product are the centrifugal grinder, the vacuum flexible suction and drainage pump, the drum centrifugal dehydration, the detection system, and other functions that are independently developed by our Company. Connected to the oil and water separator, our product can also effectively alleviate the environmental problems caused by large amounts of kitchen waste.

Other core products include dining vans, stainless steel grease traps, kitchen waste processors, and plate recycling lines.

Our services

Design and Installation

Our Operating Subsidiaries are dedicated to providing top-line commercial kitchen appliances for governments, enterprises, public institutions, schools, hospitals and hotels. During the planning process for kitchen design and construction, our Operating Subsidiaries customize personalized solutions for each individual kitchen according to factors such as catering use and business scope, cuisine and diet structure, construction scale, investment status, property leasing status, building structure, environmental protection, energy conservation and emissions reduction, working process, use efficiency, kitchen equipment selection, food hygiene, epidemic prevention, and production-related laws and regulations.

In the early stages of a project, our Operating Subsidiaries will conduct a demand analysis to learn about the type of project and the customer’s investment intentions and operation and managerial requirements. Using the materials provided by the customer and their kitchen standards, our Operating Subsidiaries will take into consideration cultural aspects of local food and discuss with the customer the demands and processes for the kitchen facility and related equipment, and, through this, provide a complete kitchen concept design. According to the auditor and the framework determined for the kitchen, our Operating Subsidiaries will consider energy conservation and emission reduction requirements for design optimization, provide a technical process and equipment configuration plan for each kitchen function room, and assist customers in passing their inspections in accordance with the requirements of local health, epidemic prevention, and environmental protection departments.

After the customer reviews and approves the preliminary design, our Operating Subsidiaries will create a detailed mechanical and electrical graphic design. In this process, our Operating Subsidiaries create and provide a full range of kitchen drawings. Next, after the customer reviews and approves the detailed design, our Operating Subsidiaries will purchase materials according to the requirements for kitchen equipment in the documents and prepare for the installation of energy-saving items according to the construction and design drawings. Upon the completion of their kitchen’s physical construction, our Operating Subsidiaries install the equipment according to agreed-upon plan. Finally, our Operating Subsidiaries test all of the equipment they installed and provide written reports to the customer and organize the relevant operational training to ensure that the customer can master the basic operation and use of the equipment.

After-sales Services

We follow the business principle of “satisfying clients” and the service idea of “meeting customers’ rights and interests” to provide professional and excellent after-sales services for both existing. Our professional after-sales service team can provide on-site installation and maintenance services within 72 hours. According to the contracts, the customers do not have options to purchase this service separately, and this promised warranty does not provide the customers with a service in addition to the assurance that the product complies with agreed-upon specifications. The after-sales services are not considered a performance obligation and are accounted for as an assurance warranty. Customers do not need to pay for these services separately. Our service ability has reached the five-star level of the domestic trade standard of “Commodity After-Sales Service Evaluation System.” Given the fact that commercial kitchen appliances are susceptible to natural wear and tear, Our Operating Subsidiaries have presently established branch offices and subsidiaries in Nanjing, Suzhou, Shanghai, Yangzhou for after-sales services. Moving forward, Our Operating Subsidiaries plan to establish an independent after-sales maintenance department specializing in our industry to build a complete after-sales service system. Our Operating Subsidiaries have always been committed to creating advanced and perfected commercial kitchen products with a strict quality control system and an excellent after-sales service system and will continue to do so in the future.

Seasonality

The nature of our business does not appear to be affected by seasonal variations.

Production

Our Operating Subsidiaries have a production base of more than 10,000 square meters in Jiangyin with modern production facilities and mature and scientific operation procedures.

Our Operating Subsidiaries have adopted a production model of determining production based on sales and keeping appropriate inventory; that is, our Operating Subsidiaries make production plans and purchase raw materials and supporting parts according to customer needs, and carry out production according to the Company’s internal control and planning process. Our commerce department is responsible for contact with customers. After obtaining the bid-winning notice, our Operating Subsidiaries send the quote and drawings to our design department. The design department makes 3D autocad drawings according to the above-mentioned bid-winning documents, and the purchasing department obtains the relevant information needed to purchase parts and equipment. The production department then makes the production plan according to the delivery date, quantity, model, and other requirements and the supply department makes the necessary purchases accordingly. Finally, the production department organizes and arranges for the production and finishes the production within the planned period.

The warranty period of our products is 1 to 5 years, depending on the contracts signed with our customers. Our Operating Subsidiaries accept product returns and exchange requests if the design size is not consistent with the on-site size or some small equipment specifications and models need to be changed. Due to our strict product quality control process, there have been no quality disputes, claims, or lawsuits caused by quality problems.

Research & Development

After years of development, our Operating Subsidiaries have accumulated technical know-how for products such as stoves, stockpots, and waste processors. Our Operating Subsidiaries are highly skilled at efficiently transferring technological achievements from one area to another and integrating them into the industrial production of our products. The independent programming capacity of our R&D team allowed us to develop a cloud-based remote monitoring and operating system. The system can be connected with a smartphone app and show users the equipment conditions in real time. Our intelligent system provides our advantage over domestic competitors in that our intelligent stoves monitor gas leakage, stove fire, fan running, and failure conditions, and allow users to proactively address issues before they become problems. While at a base level, users can turn their soup pots and pressure cookers on or off through their phones, large volume users can remotely monitor gas leakage and internal pressure, monitor fume emissions remotely with our Fume Purification machines, and remotely operate our waste processors whiling seeing waste volume and the dehydration process in real time.

As of the date of this prospectus, our Operating Subsidiaries have 19 registered trademarks, 69 registered patents, and 1 registered domain name. For more information, refer to “— 4.D. Property, plants and equipment – Intellectual Property.”

Raw Materials

The raw materials of our products are mainly steel plates; some equipment such as meat grinders, vegetable cutters, etc., and some parts such as electric heaters, stove burners, etc., must be purchased externally. Our Operating Subsidiaries purchase raw materials from a variety of sources and consolidate purchases among our suppliers to improve costs and delivery conditions. Our Operating Subsidiaries have established a supplier-customer file management system and regularly conduct continuous assessment and screening of the suppliers based on various aspects such as price, quality, safety, and supply capability. Our Operating Subsidiaries form long-term supply plans with large suppliers who meet our requirements. At present, our Operating Subsidiaries have built a stable raw material supply channel. While the prices of raw materials have remained generally stable, price volatility may have an adverse impact on our operations. For more information, please refer to “Risks Related to Our Business and Industry - Changes in the availability, quality and cost of key raw materials, transportation and other necessary supplies or services could have a material adverse effect on our business, financial condition and results of operations” at page 9 of this Annual Report.

Sales and Marketing

Our Operating Subsidiaries sell commercial kitchen equipment products in China under our own brand “Li Bang,” and our Operating Subsidiaries undertake projects for medium- and high-end customers mainly by bidding on contracts to provide our services and sell our products.

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

Our Operating Subsidiaries have established business relationships with more than one hundred organizations nationwide, and our customer base includes international hotels, enterprises and institutions, educational institutions, and hospitals. Presently, our clientele includes Shanghai Guangfulin Hilton Hotel, Changshu Longteng Hilton Hotel, Chongqing Conrad Hotel, and Yancheng Marriott Hotel.

Our Customers

Due to product specificity, professionalism, and scale of commercial kitchen equipment, it is difficult to access a large volume of customer resources through traditional social networking and e-commerce platforms. In addition, according to the Government Procurement Law of the PRC, organizations such as government agencies, schools, hospitals, public enterprises and institutions can only establish a business relationship with us through governmental and open procurement platforms. Potential customers set procurement requirements on these procurement platforms to attract enterprises to participate in fair competition and, through evaluation by experts, select high-quality enterprises with good performance and brand reputation. With successful bidding experience on the major provincial government procurement websites and provincial and municipal public resource trading platforms, we are well-recognized and enabled to obtain more customer resources, increase our business volume, improve business performance, and further enhance our brand reputation and market position.

For the fiscal years ended June 30, 2025, 2024 and 2023, we had 102, 120 and 150 customers, respectively. The approximate proportion of revenue from different customers to our total revenue for the year ended June 30, 2025 is as follows:

●	hotels: 12.3%

●	schools and educational institutions: 15.3%

●	hospitals: 10.8%

●	other state-owned enterprises: 37.7%

●	other enterprises: 23.9%

Since our establishment, our Operating Subsidiaries developed a good brand reputation in the industry by expanding the market through participating in bidding projects, and our Operating Subsidiaries are also the preferred supplier for high-end hotels in the Yangtze River Delta region (specifically Jiangsu and Shanghai) as well as key cities in central and western China. For a list of our customers who accounted for more than 10% of the Company’s revenues for each fiscal year, refer to Note 18 to the consolidated financial statements.

Our Suppliers

As of the date of this annual report, our Operating Subsidiaries have built a stable raw material supply channel. For steel plates, our Operating Subsidiaries usually make raw material contracts with our supplier, Wuxi Qingzhirui Metal Materials Co., Ltd., Wuxi Tuoyu Metal Technology Co., Ltd. and Wuxi Qingkong Stainless Steel Co., Ltd., and place orders with them according to the actual quantities needed and order deadlines. Our Operating Subsidiaries receive the materials according to the terms of the contracts. Our Operating Subsidiaries currently maintain a certain amount of base stock of about 80 to 100 tons to meet our daily operational production demands. For other materials and equipment, our Operating Subsidiaries generally place orders with long-term suppliers such as Gaoda Food Equipment Co., Ltd. based on the actual quantity needed.

For the years ended June 30, 2025, 2024 and 2023, no supplier accounted for more than 10% of the Company’s total purchases.

Intellectual Property

We rely on trademarks, patents, and know-how, as well as contractual restrictions on information disclosure to protect our intellectual property rights. For more information, please refer to Item 4.D Property, Plants and Equipment – Intellectual Property at page 55 of this annual report.

Competition and Industry Overview

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

With the development of China’s domestic economy and changes in residents’ consumption, the development space for commercial kitchen appliance is growing. The number of enterprises in the commercial kitchen appliance industry, the size of their personnel, the size of their assets and the size of their income keep growing. The market for commercial kitchen appliances continues to evolve and is highly competitive. We experience competition and expect this competitive environment to continue. Our Operating Subsidiaries encounter direct competition from numerous other commercial kitchen appliances companies in the areas of the Yangtze River Delta. These competitors include Shanghai Jiuzong Restaurant Equipment Co., Ltd., Shanghai Dingda Stainless Steel Kitchen Equipment Manufacturing Co., Ltd., Hangzhou Jiulong Kitchenware Manufacturing Co., Ltd., Hangzhou Zhongxin Stainless Steel Products Co., Ltd., Wuxi Jinda Kitchen Equipment Co., Ltd., Nanjing Guanglong Kitchen Equipment and Engineering Co., Ltd., Yangzhou Hainiu Kictchen Equipment Co., Ltd., and Nanjing Huayi Hotel Equipment Manufacturing Engineering Co., Ltd.

Legal Proceedings

As of the date of this Annual Report, the Company is not involved in any legal or administrative litigation that may have a material adverse effect on the Company’s business, balance sheet, operating performance and cash flow.

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

The Standing Committee of the National People’s Congress passed the “Law of the PRC on Tenders and Bids” in August 1999 and revised it in December 2017. The following construction projects within the territory of the PRC, including the survey, design, construction, supervision of the project, and the procurement of important equipment and materials related to the construction of the project, must be tendered: (1) Large-scale infrastructure, public utilities, etc. related to social projects of public interest and safety; (2) Projects that use state-owned funds for investment or state financing in whole or in part; (3) Projects that use loans and aid funds from international organizations or foreign governments. The winning bidder shall perform its obligations in accordance with the contract and complete the winning project.

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

Regulations on Intellectual Property Rights

Patent Law

Pursuant to the Patent Law of the PRC, or the Patent Law, promulgated by the SCNPC on March 12, 1984, as amended on October 17, 2020, and became effective on June 1, 2021, and the Implementation Rules of the Patent Law of the PRC, promulgated by the State Council on June 15, 2001, and later amended on January 9, 2010, there are three types of patents in the PRC: invention patent, utility model patent and design patent. The protection period is 20 years for invention patents and 10 years for utility model patents and design patents, commencing from their respective application dates. Any individual or entity that utilizes a patent or conducts any other activity in infringement of a patent without prior authorization of the patentee shall pay compensation to the patentee and is subject to a fine imposed by relevant administrative authorities and, if constituting a crime, shall be held criminally liable in accordance with the law. In the event that a patent is owned by two or more co-owners without an agreement regarding the distribution of revenue generated from the exploitation of any co-owner of the patent, such revenue shall be distributed among all the co-owners.

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

4.C. Organizational structure

Li Bang International was incorporated on July 8, 2021 under the laws of the Cayman Islands. As a holding company with no material operations of our own, we primarily conduct our operations through our PRC subsidiaries Suzhou Deji, Wuxi Li Bang, Li Bang Kitchen Appliance, Yangzhou Bangshijie and Nanjing Bangshijie

The following chart shows our corporate structure as of the date of this Annual Report, including our majority-owned subsidiaries:

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

No.	Location	Area	Term of use	Usage
1	190 Xizhang Road, Gushan Town	The building construction area is 11560 square meters	Until August 04, 2059	Autonomous production and operations
2	179 Xizhang Road, Gushan Town	The building construction area is 1999 square meters	Until December 13, 2051	Production house; lease to third parties(1)(2)

(1)	On January 1, 2022, Wuxi Li Bang leased part of the property located at No. 190 Xizhang Road, Gushan Town, Jiangyin City to Leiluo Intelligent Technology (Jiangsu) Co., Ltd. The term was three years and the rent was RMB1,800,000 (US$254,140) in total, and the annual rent is RMB600,000 (US$84,700). On January 1, 2025, Wuxi Li Bang and Leiluo Intelligent Technology (Jiangsu) Co., Ltd. renewed lease for an additional three years from January 1, 2025 to January 1, 2027, with annual rent of RMB480,000 (US$67,000).
(2)	On February 10, 2021, Wuxi Li Bang entered into a lease with Jiangyin Shuaina Home Furniture Technology Co., Ltd. The term is six years and the rent is RMB3,750,000 (US$529,460) in total. The rent is paid yearly, RMB 600,000 (US$84,700) for the first three years and RMB 650,000 (US$91,770) for the following three years.

We believe that, under normal circumstances, our existing facilities are sufficient to meet current demand, but we expect to seek to build other factories to cope with future growth.

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

As of the date of this prospectus, our Operating Subsidiaries have 19 registered trademarks, 69 registered patents, and 1 registered domain name.

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

We generate revenues primarily from project and retail sales. Our total revenues increased by approximately $0.3 million or 2.9%, from $10.8 million for the year ended June 30, 2024 to $11.1 million for the year ended June 30, 2025. Our gross profit increased by approximately $0.6 million or 20.0% from $2.7 million for the year ended June 30, 2024, to $3.3 million the year ended June 30, 2025. Gross margin increased by 4.1% to 29.2% for the year ended June 30, 2025, from 25.1% for the year ended June 30, 2024. We had net loss of $1.0 million and $1.4 million for the years ended June 30, 2025 and 2024, respectively.

Our total revenues decreased by $3.2 million or 22.9%, from $14.0 million for the year ended June 30, 2023 to $10.8 million for the year ended June 30, 2024. Our gross profit decreased by $3.1 million or 53.0% from $5.8 million for the year ended June 30, 2023, to $2.7 million the year ended June 30, 2024. Gross margin decreased by 16%, to 25.1% for the year ended June 30, 2024, from 41.1% for the year ended June 30, 2023. We had net loss of $1.4 million and net income of $0.6 million for the years ended June 30, 2024 and 2023, respectively.

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

All of our operations are in the PRC. Thus, our revenue and operating results may be impacted by exchange rate fluctuations between RMB and U.S. dollars. For the years ended June 30, 2025 and 2024, we had a translation loss of $19,923 and an unrealized foreign currency translation gain of $79,844, respectively, because of changes in the exchange rates. For the year ended June 30, 2023, we had an unrealized foreign currency translation loss of $417,717.

5.A. Operating Results.

Comparison of Results of Operations for the Years Ended June 30, 2025 and 2024

The following table summarizes our results of operations for the years ended June 30, 2025 and 2024, respectively, and provides information regarding the dollar and percentage variance during the relevant years.

	2025		2024		Variance
	Amount	% of revenue	Amount	% of revenue	Amount	%
Revenues	$11,106,078	100.0%	$10,794,015	100.0%	$312,063	2.9%
Cost of revenues	(7,857,589)	(70.8)%	(8,086,367)	(74.9)%	228,778	(2.8)%
Gross profit	3,248,489	29.2%	2,707,648	25.1%	540,841	20.0%

Operating expenses:
Selling	742,029	6.7%	831,252	7.7%	(89,223)	(10.7)%
General and administrative	2,867,091	25.8%	2,509,143	23.2%	357,948	14.3%
Provision for expected credit losses	995,725	9.0%	1,084,649	10.0%	(88,924)	(8.2)%
Total operating expenses	4,604,845	41.5%	4,425,044	40.9%	179,801	4.1%

Loss from operations	(1,356,356)	(12.3)%	(1,717,396)	(15.8)%	361,040	(21.0)%

Other income (expenses):
Interest expense	(403,231)	(3.6)%	(430,639)	(4.0)%	27,408	(6.4)%
Other income, net	717,759	6.5%	586,428	5.4%	131,331	22.4%
Total other income, net	314,528	2.9%	155,789	1.4%	158,739	101.9%

Loss before provision for income taxes	(1,041,828)	(9.4)%	(1,561,607)	(14.4)%	519,779	(33.3)%

Income tax benefit	(26,249)	(0.2)%	(187,720)	(1.7)%	161,471	(86.0)%

Net loss	(1,015,579)	(9.2)%	(1,373,887)	(12.7)%	358,308	(26.1)%
Net loss attributable to non-controlling interests	(2,004)	0.0%	(2,746)	0.0%	742	(27.0)%
Net loss attributable to ordinary shareholders	$(1,013,575)	(9.2)%	$(1,371,141)	(12.7)%	$357,566	(26.1)%

Revenues

Currently, we have two revenue streams: project and retail sales. Total revenue increased by $312,063, or 2.9% to $11,106,078 for the year ended June 30, 2025 from $10,794,015 for fiscal year 2024. The increase was attributable to the increase in the revenue from project sales and retail sales.

The following table sets forth the breakdown of our revenues for the years ended June 30, 2025 and 2024:

	2025		2024		Variance
	Amount	%	Amount	%	Amount	%
Project revenues	$10,645,337	95.9%	$10,426,039	96.6%	$219,298	2.1%
Retail revenues	460,741	4.1%	367,976	3.4%	92,765	25.2%
Total	$11,106,078	100.0%	$10,794,015	100.0%	$312,063	2.9%

Revenues from project sales. Revenues from project sales accounted for 95.9% and 96.6% of our total revenues for the years ended June 30, 2025 and 2024, respectively. Revenue for project sales increased by $219,298 or 2.1% to $10,645,337 for the year ended June 30, 2025 from $10,426,039 for fiscal year 2024. The increase was primarily due to the increase in average project price. Average revenue per project increased by $33,717 to $147,852 for the year ended June 30, 2025 from $114,135 for fiscal year 2024.

Revenues from retail sales. Revenues from retail sales accounted for 4.1% and 3.4% of our total revenues for the years ended June 30, 2025 and 2024, respectively. Revenues from retail sales increased by $92,765 or 25.2% to $460,741 for the year ended June 30, 2025 from $367,976 for fiscal year 2024. The change in retail revenues is due primarily to 19 more retail orders completed in the year ended June 30, 2025 compared to fiscal year 2024.

Cost of Revenues

The following table sets forth the breakdown of our cost of revenue for the years ended June 30, 2025 and 2024:

	2025		2024		Variance
	Amount	%	Amount	%	Amount	%
Project cost	$7,515,070	95.6%	$7,814,985	96.6%	$(299,915)	(3.8)%
Retail cost	342,519	4.4%	271,382	3.4%	71,137	26.2%
Total	$7,857,589	100.0%	$8,086,367	100.0%	$(228,778)	(2.8)%

Cost of project sales decreased by $299,915, or 3.8%, to $7,515,070 for the year ended June 30, 2025 from $7,814,985 for fiscal year 2024. The decrease was due primarily to the decrease in the prices of raw materials. The highest unit price of main materials (stainless steel) decreased by 8.3% in fiscal year 2025.

Cost of retail sales increased by $71,137 or 26.2% to $342,519 for the year ended June 30, 2025 from $271,382 for fiscal year 2024. The increase was due mainly to the increase in the completion and delivery of retail projects in fiscal year 2025.

Gross Profit

Gross profit was $3,248,489 for the year ended June 30, 2025, an increase of $540,841 from $2,707,648 for fiscal year 2024. Gross margin increased by 4.1%, to 29.2% for the year ended June 30, 2025, from 25.1% for fiscal year 2024.

Our gross profit and gross margin by revenue types were as follows:

	2025		2024		Variance
	Gross profit	Margin %	Gross profit	Margin %	Gross profit	Margin %
Project revenues	$3,130,267	29.4%	$2,611,054	25.0%	$519,213	4.4%
Retail revenues	118,222	25.7%	96,594	26.3%	21,628	(0.6)%
Total	$3,248,489	29.2%	$2,707,648	25.1%	$540,841	4.1%

Gross profit for project sales increased by $519,213 to $3,130,267 for the year ended June 30, 2025, as compared to $2,611,054 for fiscal year 2024. Gross margin increased by 4.4%, to 29.4% for the year ended June 30, 2025, from 25.0% for fiscal year 2024. The increase in gross profit was due to higher average project price in couple with lower cost of main materials (stainless steel) in the year ended June 30, 2025.

Gross profit for retail sales increased to $118,222 for the year ended June 30, 2025 from $96,594 for fiscal year 2024. Gross margin decreased by 0.6%, to 25.7% for the year ended June 30, 2025, from 26.3% for fiscal year 2024.

We expect to expand market, develop new customers, and enhance operational efficiency to improve gross margin.

Operating Expenses

	2025		2024		Variance
	Amount	%	Amount	%	Amount	%
Selling	$742,029	16.1%	$831,252	18.8%	$(89,223)	(10.7)%
General and administrative	2,867,091	62.3%	2,509,143	56.7%	357,948	14.3%
Provision for expected credit losses	995,725	21.6%	1,084,649	24.5%	(88,924)	(8.2)%
Total operating expenses	$4,604,845	100.0%	$4,425,044	100.0%	$179,801	4.1%

Selling Expenses

Selling expenses were $742,029 for the year ended June 30, 2025, a decrease of $89,223, or 10.7%, from $831,252 for fiscal year 2024. The decrease was mainly due to the decrease in market expansion costs. In the year ended June 30, 2024, the Company expanded into the central and western regions of China, such as Chongqing and Xian to enhanced brand awareness, resulting in higher market expansion costs in fiscal year 2024. The fluctuation in selling expenses is mainly attributable to refinement in our marketing strategy in fiscal year 2025. We believe our selling expenses could increase as the Company further expands its market presence in other targeted markets in the PRC.

General and Administrative Expenses

Our general and administrative expenses (“G&A expenses”) were $2,867,091 for the year ended June 30, 2025, an increase of $357,948 or 14.3%, from $2,509,143 for fiscal year 2024. The increase in our G&A expenses was mainly due to the increase in consulting fees by $392,958, partially offset by a decrease in depreciation expense of $51,022. We believe our G&A expenses could increase due to higher compliance and management requirements post the Company’s IPO.

Provision for expected credit losses

Our provision for expected credit losses was $995,725 for the year ended June 30, 2025, a decrease of $88,924 or 8.2%, from $1,084,649 for fiscal year 2024. The decrease was mainly due to the favorable collection experience in fiscal year 2025.

Other income, net

Interest expense

Interest expense decreased by $27,408, or 6.4%, to $403,231 for the year ended June 30, 2025, from $430,639 for fiscal year 2024, which was due to the decrease in interest rates in fiscal year 2025 as compared to fiscal year 2024. Our average loan balances were $10,619,333 and $10,321,053 for the years ended June 30, 2025 and 2024, respectively.

Other income, net

Other income, net increased by $131,331, or 22.4%, to $717,759 for the year ended June 30, 2025, from $586,428 for fiscal year 2024. The increase was mainly due to: a) increase in government subsidies by $127,263; b) increase in interest income from fixed deposits and loan receivable by $137,861; partially offset by c) decrease in consulting service revenue by $122,473.

Income tax benefit

Our income tax benefit was $26,249 for the year ended June 30, 2025, a decrease of $161,471, or 86.0% from $187,720 for fiscal year 2024. The decrease is due mainly to the increase in taxable income in fiscal year 2025.

●	Income tax benefit for the year ended June 30, 2025 was primarily due to the net loss incurred in this period, and the recognition of deferred tax assets (DTA) and income tax benefit related to the expected credit losses.

●	Income tax benefit for the year ended June 30, 2024 was primarily due to reversal of income tax payable provisioned in previous years, which was no longer payable.

Net loss

As a result of the foregoing, we reduced our net loss from $1,373,887 for the year ended June 30, 2024 to $1,015,579 for fiscal year 2025.

Net loss attributable to non-controlling interests

Non-controlling interests are recognized to reflect the portion of net income that is not attributable, directly or indirectly, to the Company from the controlling shareholder. For the Company’s consolidated subsidiaries, non-controlling interests are a minority shareholder’s 10% and 5% ownership interest in Yangzhou Bangshijie and Nanjing Bangshijie, respectively. The net loss attributable to non-controlling interests was $2,004 and $2,746 for the years ended June 30, 2025 and 2024, respectively.

Net loss income attributable to ordinary shareholders

Net loss attributable to the Company’s ordinary shareholders decreased by $357,566, or 26.1% from 1,371,141 for the year ended June 30, 2024, to $1,013,575 for the year ended June 30, 2025.

Comparison of Results of Operations for the Years Ended June 30, 2024 and 2023

The following table summarizes our results of operations for the years ended June 30, 2024 and 2023, respectively, and provides information regarding the dollar and percentage increase or (decrease) variance during the relevant years.

	2024		2023		Variance
	Amount	% of revenue	Amount	% of revenue	Amount	%
Revenues	$10,794,015	100.0%	$14,004,548	100.0%	$(3,210,533)	(22.9)%
Cost of revenues	(8,086,367)	(74.9)%	(8,246,591)	(58.9)%	160,224	(1.9)%
Gross profit	2,707,648	25.1%	5,757,957	41.1%	(3,050,309)	(53.0)%

Operating expenses:
Selling	831,252	7.7%	650,268	4.6%	180,984	27.8%
General and administrative	2,509,143	23.2%	2,646,569	18.9%	(137,426)	(5.2)%
Bad debts	1,084,649	10.0%	1,213,483	8.7%	(128,834)	(10.6)%
Total operating expenses	4,425,044	40.9%	4,510,320	32.2%	(85,276)	(1.9)%

(Loss) income from operations	(1,717,396)	(15.8)%	1,247,637	8.9%	(2,965,033)	(237.7)%

Other income (expenses):
Interest expense	(430,639)	(4.0)%	(375,445)	(2.7)%	(55,194)	14.7%
Other income (expenses), net	586,428	5.4%	(5,461)	0.0%	591,889	(10,838.5)%
Total other income (expense), net	155,789	1.4%	(380,906)	(2.7)%	536,695	(140.9)%

(Loss) income before provision for income taxes	(1,561,607)	(14.4)%	866,731	6.2%	(2,428,338)	(280.2)%

Income tax (benefit) expense	(187,720)	(1.7)%	252,611	1.8%	(440,331)	(174.3)%

Net (loss) income	(1,373,887)	(12.7)%	614,120	4.4%	(1,988,007)	(323.7)%
Net loss attributable to non-controlling interest	(2,746)	0.0%	(2,698)	0.0%	(48)	1.8%
Net (loss) income attributable to ordinary shareholders	$(1,371,141)	(12.7)%	$616,818	4.4%	$(1,987,959)	(322.3)%

Revenues

Currently, we have two revenue streams: project and retail sales. Revenue decreased by $3,210,533, or 22.9% to $10,794,015 for the year ended June 30, 2024 from $14,004,548 for fiscal year 2023. The decrease in our revenues was attributable to the decrease in the revenue from project sales and retail sales.

The following table sets forth the breakdown of our revenues for the years ended June 30, 2024 and 2023:

	2024		2023		Variance
	Amount	%	Amount	%	Amount	%
Project revenues	$10,426,039	96.6%	$13,581,021	97.0%	$(3,154,982)	(23.2)%
Retail revenues	367,976	3.4%	423,527	3.0%	(55,551)	(13.1)%
Total	$10,794,015	100.0%	$14,004,548	100.0%	$(3,210,533)	(22.9)%

Revenues from project sales. Revenues from project sales were 96.6% and 97.0% of our total revenues for the years ended June 30, 2024 and 2023, respectively. Revenue for project sales decreased by $3,154,982 or 23.2% to $10,426,039 for the year ended June 30, 2024 from $13,581,021 for fiscal year 2023. The decrease was primarily due to: 1) the slow-down of the PRC economy that negatively impacted the number of projects; 2) the change in the project-mix as a number of the Company expanded into high-end hotel kitchen projects and a number of them were ongoing as of June 30, 2024, and 3) average revenue per project decreased by $53,138 to $114,529 for the year ended June 30, 2024 from $167,667 for fiscal year 2023. Lower average revenue per project as a result of the Company’s decision to enhance attract potential customers in the central and western regions of China, such as Chongqing and Xian and enhance brand awareness by lowering its project quotations.

Revenues from retail sales. Revenues from retail sales accounted for 3.4% and 3.0% of our total revenue for the years ended June 30, 2024 and 2023, respectively. Revenues from retail sales decreased by $55,551 or 13.1% to $367,976 for the years ended June 30, 2024 from $423,527 for fiscal year 2023. The change in retail revenues is due primarily to the slowdown of the PRC economy.

Cost of Revenues

The table sets forth the breakdown of our cost of revenue for the years ended June 30, 2024 and 2023:

	2024		2023		Variance
	Amount	%	Amount	%	Amount	%
Project cost	$7,814,985	96.6%	$8,004,707	97.1%	$(189,722)	(2.4)%
Retail cost	271,382	3.4%	241,884	2.9%	29,498	12.2%
Total	$8,086,367	100.0%	$8,246,591	100.0%	$(160,224)	(1.9)%

Cost of project sales decreased by $189,722, or 2.4%, to $7,814,985 for the year ended June 30, 2024 from $8,004,707 for fiscal year 2023. The decrease in cost of project sales was due primarily to the decrease in project revenues.

Cost of retail sales increased by $29,498 or 12.2% to $271,382 for the year ended June 30, 2023 from $241,884 for fiscal year 2023. The increase was due mainly to higher labor costs and manufacturing costs in fiscal year 2024. Labor costs and manufacturing costs accounted for 25.7% and 18.4% of retail costs for the years ended June 30, 2024 and 2023, respectively.

Gross Profit

Gross profit was $2,707,648 for the year ended June 30, 2024, a decrease of $3,050,309 from $5,757,957 for fiscal year 2023. Gross margin decreased by 16.0%, to 25.1% for the year ended June 30, 2024, from 41.1% for fiscal year 2023.

Our gross profit and gross margin by revenue types for the years ended June 30, 2024 and 2023 were as follows:

	2024		2023		Variance
	Gross profit	Margin %	Gross profit	Margin %	Gross profit	Margin %
Project revenues	$2,611,054	25.0%	$5,576,314	41.1%	$(2,965,260)	(16.1)%
Retail revenues	96,594	26.3%	181,643	42.9%	(85,049)	(16.6)%
Total	$2,707,648	25.1%	$5,757,957	41.1%	$(3,050,309)	(16.0)%

Gross profit for project sales decreased by $2,965,260 to $2,611,054 for the year ended June 30, 2024, compared to $5,576,314 for fiscal year 2023. Gross margin decreased by 16.1%, to 25.0% for the year ended June 30, 2024, from 41.1% for fiscal year 2023. The decrease in gross profit was due to: 1) revenue for project sales decreased in fiscal year 2024, 2) specification requirements for stainless steel plates used in the hotel projects accepted in this period are higher than other projects, which led to an increase in raw materials costs; and 3) the proportion of self-produced products in hotel projects is low, while the proportion of purchased parts is increasing, resulting in higher overall costs than other projects. Cost of purchased parts accounted for 59.3% and 51.1% of project costs for the years ended June 30, 2024 and 2023, respectively.

Gross profit for retail sales decreased to $96,594 for the year ended June 30, 2024 from $181,643 for fiscal year 2023. Gross margin decreased by 16.6%, to 26.3% for the year ended June 30, 2024, from 42.9% for fiscal year 2023, which was principally due to the increases in labor costs and manufacturing costs per unit of product.

Operating Expenses

	2024		2023		Variance
	Amount	%	Amount	%	Amount	%
Selling	$831,252	18.8%	$650,268	14.4%	$180,984	27.8%
General and administrative	2,509,143	56.7%	2,646,569	58.7%	(137,426)	(5.2)%
Bad debts	1,084,649	24.5%	1,213,483	26.9%	(128,834)	(10.6)%
Total operating expenses	$4,425,044	100.0%	$4,510,320	100.0%	$(85,276)	(1.9)%

Selling Expenses

Selling expenses were $831,252 for the year ended June 30, 2024, an increase of $180,984, or 27.8%, from $650,268 for fiscal year 2023. The increase was mainly due to: the increase in compensation of sales personnel, market expansion fees and design fees.

General and Administrative Expenses

Our G&A expenses were $2,509,143 for the year ended June 30, 2024, a decrease of $137,426 or 5.2%, from $2,646,569 for fiscal year 2023. The decrease was mainly due to: a) employee salary decreased by $182,535; b) depreciation expense decreased by $22,146; net of c) entertainment expenses increased by $68,895.

Bad debt expense

Our bad debt expense was $1,084,649 for the year ended June 30, 2024, a decrease of $128,834 or 10.6%, from $1,213,483 for fiscal year 2023. The decrease was mainly due to the collection of the accounts receivables from previous projects.

Other income (expense)

Interest expense

Interest expense increased by $55,194, or 14.7%, to $430,639 for the year ended June 30, 2024, from $375,445 for fiscal year 2023, which was due to the increase in total outstanding loans in fiscal year 2024 compared to fiscal year 2023. Average loan balances were $10,321,053 and $8,273,552 for the years ended June 30, 2024 and 2023, respectively.

Other income (expense), net

Other income (expense), net increased by $591,889, or 10,838.5%, to income of $586,428 for the year ended June 30, 2024, from expense of $5,461 for fiscal year 2023. The increase was mainly due to: a) consulting service revenue increased by $81,700; b) wasted sales revenue increased by $9,381; c) interest income from fixed deposits increased by $98,502; and d) government subsidies increased by $119,267. In addition, the Company paid taxes of $274,678 for previous years in the second half year of 2022, including VAT, corporate income tax, construction tax, and education tax, which led to the decrease in other income in fiscal year 2023.

Income tax (benefit) expense

Our income tax benefit was $187,720 for the year ended June 30, 2024, an increase of $440,331, or 174.3% from expense of $252,611 for fiscal year 2023. The increase is due mainly to the decline in taxable income in fiscal year 2024.

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

5.B. Liquidity and Capital Resources

Our principal sources of liquidity are from our operations, bank loans and equity financing. As of June 30, 2025 and 2024, we had cash of $933,826 and $153,914, respectively. All the cash as of June 30, 2024 was held by our Operating Subsidiaries in China with banks and financial institutions inside China. Our current assets were $19,940,088 and $15,718,168 as of June 30, 2025 and 2024, respectively. Our current liabilities were $16,946,870 and $17,018,014 as of June 30, 2025 and 2024, respectively. Our current ratios as of June 30, 2025 and 2024 were 1.18 and 0.92, respectively. Total shareholders’ equity as of June 30, 2025 and 2024 was $7,877,975 and $4,316,848, respectively.

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

In assessing liquidity, we monitored and analyzed our cash flow requirements, our ability to generate sufficient revenue sources in the future, and operating and capital expenditure commitments. Our working capital requirements are influenced by the level of our operations and timing of accounts receivable collections. As of June 30, 2025, we had cash of approximately $0.9 million and outstanding bank loans of approximately $10.6 million. If we require additional funding to finance our operations, our major shareholders indicated their intent and ability to provide such financial support. Based on our current operating activities, we believe the operating activities and existing funds can provide sufficient liquidity for us to meet future liquidity and working capital requirement for at least 12 months through June 30, 2026.

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

We may also raise additional capital through public offerings or private placements to finance our business development and to consummate any merger or acquisition, if necessary. Such transfer of funds from Li Bang International or any of our offshore subsidiaries to our PRC Subsidiaries is subject to the PRC regulatory restrictions and procedures: (i) the capital increase of the existing PRC Subsidiaries and establishment of new PRC Subsidiaries must be either filed with or approved by the Ministry of Commerce, or its local counterparts depending on whether the business of the PRC subsidiary is subject to restrictions with respect to foreign investment under the PRC law, and registered with local banks authorized by State Administration of Foreign Exchange (“SAFE”); and (ii) loans to any of our PRC Subsidiaries must not exceed the statutory limits and must be filed with SAFE. See “Risk Factors – Risks Related to Doing Business in PRC – PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our recent offering to make loans or additional capital contributions to our PRC Subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Cash Flows Analysis

Year Ended June 30, 2025 Compared to Year Ended June 30, 2024

The following table sets forth a summary of our cash flows for the years indicated:

	2025	2024
Net cash used in operating activities	$(926,667)	$(646,479)
Net cash used in investing activities	(3,366,649)	(87,189)
Net cash provided by financing activities	5,138,754	419,486
Effect of foreign exchange rate on cash and restricted cash	(80)	7,262)
Net increase (decrease) in cash and restricted cash	845,358	(306,920)
Cash and restricted cash at the beginning of the year	234,207	541,127
Cash and restricted cash at the end of the year	$1,079,565	$234,207

Operating Activities

Net cash used in operating activities was $926,667 for the year ended June 30, 2025, an increase of $280,188 from net cash used of $646,479 for fiscal year 2024. The increase was mainly due to: (a) a decrease of $79,176 in cash provided by advances from customers, for the decrease in procurement for hotel projects; (b) an increase of $871,713 in cash used in accounts payable, for the increase in procurement payments for hotel projects from previous years. These were partially offset by a decrease of $410,913 and $267,162 in cash used in inventories and advance to suppliers, primarily due to the decrease in procurement for hotel projects.

Investing Activities

Net cash used in investing activities was $3,366,649 for the year ended June 30, 2025. It was primarily due to: a) an increase of $4,515,050 in loans lent to third parties; b) the purchase of property and equipment of $273,823; net of c) refund of the land use right payment of $1,396,668.

Net cash used in investing activities was to $87,189 for the year ended June 30, 2024. It was primarily due to: a) the purchase of property and equipment of $104,523; and b) proceeds from disposal of property and equipment of $17,334.

Financing Activities

Net cash provided by financing activities was $5,138,754 for the year ended June 30, 2025. During the year ended June 30, 2025, the Company completed its IPO on the Nasdaq Capital Market and received total net proceeds of approximately $5.4 million.

Net cash provided by financing activities was $419,486 for the year ended June 30, 2024. During fiscal year 2024, we borrowed $7.97 million in bank loans for working capital from Jiangsu Jiangyin Rural Commercial Bank, Jiangsu Suzhou Rural Commercial Bank, Bank of Jiangsu, Bank of Hangzhou, China Merchants Bank, and Shenzhen Qianhai Webank, which were offset by the repayment of $7.42 million. In addition, in fiscal year 2024, the Company paid deferred registration fees of $127,300.

Year Ended June 30, 2024 Compared to Year Ended June 30, 2023

The following table sets forth a summary of our cash flows for the years indicated:

	2024	2023
Net cash used in operating activities	$(646,479)	$(634,414)
Net cash used in investing activities	(87,189)	(2,912,979)
Net cash provided by financing activities	419,486	3,944,347
Effect of foreign exchange rate on cash and restricted cash	7,262	(27,857)
Net (decrease) increase in cash and restricted cash	(306,920)	369,097
Cash and restricted cash at the beginning of the year	541,127	172,030
Cash and restricted cash at the end of the year	$234,207	$541,127

Operating Activities

Net cash used in operating activities was $646,479 for the year ended June 30, 2024, primarily due to the following:

●	Net loss of $1,373,887 for the fiscal year;

●	Adjusted by non-cash expenses for depreciation and amortization of $460,720;

●	Adjusted by non-cash expenses for provision for expected credit losses of $1,084,649. Considering the slowdown of the PRC economy and difficult macroeconomic conditions, certain customers have postponed payment, which led to an increase in accounts receivable and bad debt expense;

●	An increase in accounts receivable and notes receivable of $564,059 due to an increase in credit sales to our customers;

●	An increase in advances to suppliers of $201,638 due to more suppliers requiring payments in advance in fiscal year 2024;

●	An increase in inventory of $182,119 due to due to the Company’s inventories preparation for hotel projects since hotel projects were still ongoing and require higher acceptance standards;

●	An increase in accounts payable of $273,650 due to the increase in procurement in fiscal year 2024;

●	A decrease in taxes payable of $102,435 for the fiscal year 2024, primarily due to: a) the payment of taxes in previous years; and b) the decrease in the total revenue and the net loss from Li Bang Kitchen Appliance.

Net cash used in operating activities was $634,414 for the year ended June 30, 2023, primarily due to the following:

●	Net income of $614,120 for the fiscal year;

●	Adjusted by non-cash expenses for depreciation and amortization of $498,650;

●	An increase in accounts receivable of $5,049,769 due to an increase in credit sales to our customers. Our accounts receivable primarily includes balances due from customers for our project revenue. Considering the impact of COVID-19, we provided more relaxed credit policies to some customers and delayed the payment time of other customers, resulting in an increase in the balance of accounts receivable;

●	An increase in advances to suppliers of $299,526 due to more suppliers requiring payments in advance in fiscal year 2023;

●	A decrease in inventory of $460,389 due to the Company improving its procurement strategy and reducing the quantity of inventory purchased in advance;

●	An increase in prepayments and other current assets of $195,641 mainly due to the increased participation in bidding activities which led to the increase in deposit for performance bond;

●	An increase in accounts payable of $1,054,719 due to the increase in procurement in fiscal year 2023;

●	An increase in advances from customers of $294,836 due to the increased sales order in fiscal year 2023;

●	An increase in taxes payable of $639,275 for the fiscal year primarily, due to increase of taxes before the payment period. The Company will pay these taxes within the next year.

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

Financing Activities

Net cash provided by financing activities was $419,486 for the year ended June 30, 2024. During fiscal year 2024, we borrowed $7.97 million in bank loans for working capital from Jiangsu Jiangyin Rural Commercial Bank, Jiangsu Suzhou Rural Commercial Bank, Bank of Jiangsu, Bank of Hangzhou, China Merchants Bank, and Shenzhen Qianhai Webank, which were offset by the repayment of $7.42 million. In addition, in fiscal year 2024, the Company paid deferred registration fees of $127,300.

Net cash provided by financing activities was $3,944,347 for the year ended June 30, 2023. During fiscal year 2023, we borrowed $14.46 million in short-term bank loans for working capital from Jiangsu Jiangyin Rural Commercial Bank, Jiangsu Suzhou Rural Commercial Bank, Bank of Jiangsu, Bank of China Jiangyin Branch, and Shenzhen Qianhai Webank, which were offset by the repayment of approximately $10.43 million. In addition, in fiscal year 2023, the Company paid deferred registration fees of $91,238.

Loan Facilities

On December 30, 2021, Suzhou Deji entered into two credit facilities of RMB 2.1 million (approximately $300,000) and RMB 27.7 million (approximately $3.87 million) with Jiangsu Suzhou Rural Commercial Bank to finance its working capital requirements. Suzhou Deji drew RMB 20.8 million ($2,905,597) with interest of 3.5% and 6.2 million ($866,091) with interest of 3.8% in March, 2024. These loans mature in March, 2027. On July 1, 2025, RMB5 million ($698,461) of the loans was repaid.

On March 3, 2025, Li Bang Kitchen Appliance obtained a working capital loan of RMB10 million (approximately $1.4 million) from Jiangyin Rural Commercial Bank with a maturity date of March 2, 2026. The loan was guaranteed by Mr. Huang Feng and Ms. Li Funa.

On June 10, 2025, Li Bang Kitchen Appliance obtained a working capital loan of RMB2.7 million ($377,169) from China Merchants Bank Co., Ltd. and a maturity date of June 10, 2026. The loan repaid on August 21, 2025.

On May 30, 2024, Li Bang Kitchen Appliance obtained a working capital loan of RMB3 million ($419,076) from Jiangsu Bank Co., Ltd. and a maturity date of May 29, 2025. On May 28, 2025, Li Bang Kitchen Appliance extended the loan to May 28, 2026. The loan is collateralized by real estate, land use rights and patents.

On June 11, 2025, Li Bang Kitchen Appliance obtained a working capital loan of RMB1 million ($139,692) from Jiangsu Bank Co., Ltd., and a maturity date of June 10, 2026. The loan is collateralized by real estate, land use rights and patents.

On June 11, 2025, Wuxi Libang obtained a working capital loan of BMB 4 million ($558,768) from Jiangyin Rural Commercial Bank and due on June 10, 2026. The loan is guaranteed by Mr. Huang Feng and collateralized by real estate and land use rights.

On March 3, 2025, Wuxi Libang obtained a working capital loan of RMB 10 million (approximately $1.4 million) from Jiangyin Rural Commercial Bank and due on March 2, 2026. The loan is guaranteed by Mr. Huang Feng and Ms. Li Funa.

On May 6, 2025, Wuxi Libang obtained a working capital loan of RMB 18 million (approximately $2.5 million) from Jiangyin Rural Commercial Bank and due on May 6, 2026. The loan is guaranteed by Mr. Huang Feng.

On March 3, 2025, Wuxi Libang entered into a credit facility of RMB5 million ($698,461) with Jiangyin Rural Commercial Bank to finance its working capital requirements, with interest of 3.5% and a term of one year. As of June 30, 2025, Wuxi Libang had no outstanding borrowings from this credit facility.

Contingencies

From time to time, the Company may be subject to certain legal proceedings, claims, and disputes that arise in the ordinary course of business. Amounts accrued, as well as the total amount of possible losses with respect to such matters, individually and in the aggregate, are not currently considered to be material to the consolidated financial statements.

Contractual Obligations

The Company leases certain offices premises and apartments in Suzhou, Jiangyin, Nanjing, Hefei and Hangzhou for employees under operating lease with terms that are less than one year in duration. Future minimum lease payments are $18,780 for the 12 months ending June 30, 2026.

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

Our Operating Subsidiaries have currently been granted 69 patents, including 4 invention patents, 63 utility model patents, and 2 design patents. Our Operating Subsidiaries, as a Wuxi large-scale, energy-saving commercial kitchen equipment engineering technology research center, were awarded the title of “Jiangsu Science and Technology Small and Medium-sized Enterprises” in 2015. In 2017, Wuxi Li Bang received the “Wuxi Science and Technology Research and Development Institution Certificate” issued by the Wuxi Science and Technology Bureau. Our Operating Subsidiaries have made technical improvements in optimizing the performance of our industry’s leading products, improving equipment reliability, simplifying the maintenance needed to maintain consistent operation, increasing the energy efficiency of our products, and enhancing energy saving and environmental protection in our plant, all of this through our R&D department.

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

Please also refer to “Item 4. Information on the Company – D. Property, Plant and Equipment – Intellectual Property.”

5.D. Trend Information

Development Trends in the Industry

The commercial kitchen appliance market is expanding

With rapid economic development, the commercial kitchen appliance industry has witnessed rapid growth. The market for commercial kitchen appliance industry in northern China and central China continued to grow in recent years, while eastern China is currently the largest demand area of China’s commercial kitchen appliance industry. Consumer demand in the Pearl River Delta region is also expanding. According to the China Industry Research Network, it is expected that the market scale of commercial kitchen appliance industry in China in 2024 could be RMB 88.27 billion.

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

5.E. Critical Accounting Estimates

Our CFS are prepared in accordance with accounting principles generally accepted in the U.S., which require us to make estimates and assumptions that affect the reported amounts of assets and liabilities. On an ongoing basis, we evaluate our estimates, including those estimates that may have a significant effect on our financial condition and results of operations. Our significant accounting policies are disclosed in Note 3 to our CFS. We base our estimates and judgment on historical experience and on various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

We consider an accounting estimate to be critical if:

(a)	the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and

(b)	the impact of the estimate on financial condition or operating performance is material.

There are other items within our financial statements that require estimation but are not deemed critical, as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements.

Critical accounting estimate: expected credit losses

Nature of estimate: Accounting Standards Update (ASU) No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” requires us to record the full amount of expected credit losses for the life of a financial asset at the time it is originated or acquired, adjusted for subsequent changes in expected lifetime credit losses.

Assumptions: The Company assesses collectability by reviewing receivables on a collective basis where similar characteristics exist, primarily based on the size and nature of specific customers’ receivables. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the receivable balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Our allowance for expected credit losses is based on its assumptions regarding the probability of default. The expected probability of payment and time to default, which include assumptions about macroeconomic factors and customers’ performance.

We recognized $1,002,152 and $1,084,649 expected credit losses of receivables and advances to suppliers for the years ended June 30, 2025 and 2024, respectively.

Our estimate of the key assumptions did not change significantly throughout the periods presented.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Management

The following table provides information regarding our executive officers and directors as of the date of this annual report.

Name	Age	Position(s)
Huang Feng	43	Chief Executive Officer, Director, Chairman of the Board
Xia Liang	47	Chief Financial Officer
Wu Jianhua	46	Chief Operating Officer
Li Funa	38	Director
Yan Libing	44	Independent Director, Chair of Nominating Committee*
Song Lianyong	53	Independent Director, Chair of Audit Committee*
Xi Liqi	45	Independent Director, Chair of Compensation Committee*

Note:

*	Each of Yan Libing, Song Lianyong and Xi Liqi has been determined by us to satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and Rule 10A-3 under the Exchange Act.

The business address of each of the officers and executive directors is No. 190 Xizhang Road, Gushan Town, Jiangyin City, Jiangsu Province, People’s Republic of China.

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

Li Funa, Director

Ms. Li Funa has served as a director since May 14, 2022. Ms. Li has extensive experience in project management and bidding of the engineering industry. Since June 2021, she has been the General Manager of Jiangsu Zongchi Engineering Management Co., Ltd., where she is in charge of the daily operating and management of the company. From November 2009 to May 2021, she was the General Manager of Suzhou Zongchi Bidding Consulting Service Co., Ltd., during which she was responsible for managing the bidding operation. From July 2007 to October 2009, she served as the Sales of Suzhou Zhenghua Engineering Cost Consulting Co., Ltd. Ms. Li obtained her Technical Secondary School degree in Mechatronics from Shaanxi Institute of Technology in June 2006. Ms. Li is the spouse of Mr. Huang, our Chief Executive Officer and Chairman of the Board.

Yan Libing, Independent Director and Chair of Nominating Committee

Mr. Yan Libing has been serving as a lawyer at Beijing Dacheng (Wuxi) Law Offices since August 2017. He is a member of the Labor and Human Resources Professional Committee of Dacheng. Mr. Yan has been licensed to practice law in the PRC since February 2019 and has long focused on labor and social security law, with extensive experience in both legal practice and human resources management. Prior to joining Dacheng, Mr. Yan worked in enterprise human resources management, where he developed substantial practical expertise in labor compliance, workplace policy review, compensation design, workforce restructuring, and legal risk management. Mr. Yan is the pioneer of the first nationwide “Comprehensive Systematic Legal Risk Solution in Labor Law” product and has developed a full series of labor law compliance courses, which he regularly offers as public interest programs. He has represented numerous well-known companies in labor dispute cases, several of which have been recognized as representative cases by Jiangsu Province and Wuxi City. Mr. Yan graduated from Jiangsu Judicial School (currently known as Jiangsu Police Institute) in July 1998 and graduated from Nankai University with a bachelor degree in laws in December 2009.

Song Lianyong, Independent Director and Chair of Audit Committee

Mr. Song Lianyong has over thirty years of experience in auditing. From February 2013 until now, he has been a partner at Zhongqinwanxin (Beijing) Accounting Firm, during which he is responsible for personnel management, client relations, and business development. He independently manages a 10-person audit department and represents clients, including Wahaha Group (Red Bull Group), China State Construction Engineering Corporation USA, Wanrun Co., Ltd., and others. From June 2005 to February 2013, Mr. Song served as a senior audit manager at Deloitte Hua Yong CPA Firm (Beijing), during which he managed the company’s Chinese subsidiaries and oversaw projects related to the Capital Markets. Mr. Song familiarized himself with accounting regulations (including China GAAP, US GAAP, and IFRS). He represented clients, including Founder Broadband, Starbucks, IATA, MSN, Panasonic, TAL Education Group (NYSE: XRS), New Oriental Education (NYSE: EDU), and others. From December 1998 to June 2005, Mr. Song served as vice manager at Tianjian CPA firm, during which he was Responsible for personnel management, client relations, and business development. He familiarized himself with China GAAP and represented clients, including China Telecom, China Mobile, National Development Bank, Minsheng Bank, Guodian Nanjing (Shanghai: 600406). Mr. Song started his career at China Financial and Accounting Consulting Company. Mr. Song has a bachelor’s degree from Beijing Wuzi University.

Xi Liqi, Independent Director and Chair of Compensation Committee

Mr. Xi Liqi is an experienced sales and business development professional specializing in the commercial kitchen and cold chain equipment industry. From March 2020 to February 2024, Mr. Xi served as general manager of the e-commerce department at Jiangsu Tianyi Garment Co., Ltd., and was later promoted to head of the sales department, where he managed distribution channel sales. Since August, 2024, he has served as general manager of Shanghai Huaxinhai Cold Chain Equipment Co., Ltd. In this role, he is responsible for developing and maintaining key client relationships and driving overall sales performance. His work includes exploring new markets, acquiring and retaining clients, monitoring industry trends and competitors, analyzing market conditions, and adapting sales strategies to meet evolving customer needs. He earned an associate degree in business administration from Southwest University of Science and Technology in January 2019.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices:	People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4	—	—
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—
LGBTQ+	—
Did Not Disclose Demographic Background	—

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

For the years ended June 30, 2025, 2024 and 2023, we paid $60,135, $59,901 and $25,608, respectively, in cash to our executive officers and employee directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

On December 16, 2024, Li Bang International entered into an employment agreement with our Chief Executive Officer, Mr. Huang Feng, for a term of three years. The position is up for re-appointment every year by the BOD. Mr. Huang is entitled to US$30,000 for each calendar year, payable quarterly.

On April 28, 2024, Li Bang International entered into an employment agreement with our Chief Financial Officer, Mr. Xia Liang, for a term of three years. The position is up for re-appointment every year by the BOD Mr. Xia is entitled to US$30,000 for each calendar year, payable monthly.

On December 16, 2024, Li Bang International entered into an employment agreement with our Chief Operating Officer, Mr. Wu Jianhua, for a term of three years. The position is up for re-appointment every year by the BOD. Mr. Wu is entitled toUS$30,000 for each calendar year, payable quarterly.

On May 14, 2022, Ms. Li Funa, a director, has received and signed the offer letter provided by Li Bang International. The term shall continue until her successor is duly elected and qualified. The Board may terminate the position as a director for any or no reason. The position is up for re-appointment every year by the BOD of the Company. Ms. Li is entitled to US$30,000 for each calendar year, payable monthly.

Share Incentive Plan

We have not adopted any share incentive plan as of the date of this annual report.

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

Subject to the provisions of our amended and restated articles of association, a director may vote in respect of any contract or transaction in which he is interested, provided, however that the nature of the interest of any director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote on that matter. A general notice or disclosure to the directors or otherwise contained in the minutes of a meeting or a written resolution of the directors or any committee thereof of the nature of a director’s interest shall be sufficient disclosure and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may be counted for a quorum upon a motion in respect of any contract or arrangement which he shall make with our company, or in which he is so interested and may vote on such motion.

Board Committees

We established three committees under the board of directors: an audit committee, a compensation committee and a nominating committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee.    Our Audit Committee consists of Yan Libing, Song Lianyong and Xi Liqi. Song Lianyong serves as the chairperson of our audit committee. We have determined that these three individuals satisfy the “independence” requirements of Nasdaq Rule 5605 and Rule 10A-3 under the Securities Exchange Act of 1934. Our Board determined that Song Lianyong qualifies as an audit committee financial expert and has the accounting or financial management expertise as required under Item 407(d)(5)(ii) and (iii) of Regulation S-K of the SEC. The primary duties of the Audit Committee are, among other things:

●	Make recommendations to the Board in relation to the appointment of the external auditor;

●	Re-appointment and removal of the external auditor;

●	Monitor the reporting of our Company’s financial statements, annual reports, accounts and half-year reports; and

●	Review and supervise our financial controls, internal control and risk management systems.

Compensation Committee.    Our compensation committee consists of Yan Libing, Song Lianyong and Xi Liqi. Xi Liqi serves as the chairperson of our compensation committee. The primary duties of the compensation committee are, among other things:

●	Make recommendations to the Board in relation to our policy and structure for all Directors’ and senior management’s compensation;

●	Make recommendations to the Board on the compensation packages of individual directors and senior management personnel; and

●	Review performance-based compensation and to ensure that none of the Directors determine their own compensation.

Nominating Committee.    Our nominating committee consists of Yan Libing, Song Lianyong and Xi Liqi. Yan Libing serves as the chairperson of our nominating committee. The primary duties of the Nominating Committee are, among other things:

●	Review the structure, size and composition of the Board on a regular basis

●	Identify individuals suitably qualified to become Board members

●	Assess the independence of independent directors; and

●	Make recommendations to the Board in relation to the appointment or re-appointment of Directors.

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

Interested Transactions

A director shall not, as a director, vote in respect of any contract, transaction, arrangement or proposal in which he has an interest which (together with any interest of any person connected with him) is a material interest (otherwise than by virtue of his interests, direct or indirect, in shares or debentures or other securities of, or otherwise in or through, us) and if he shall do so his vote shall not be counted, nor in relation thereto shall he be counted in the quorum present at the meeting, but (in the absence of some other material interest than is mentioned below) none of these prohibitions shall apply to:

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

Remuneration

All directors hold office until their successors have been duly elected and qualified. The directors may receive such remuneration as our BOD may determine from time to time. Each director is entitled to be paid all traveling, hotel and other expenses properly incurred in going to attending and returning from meetings of our board of directors or committees of our board of directors or shareholder meetings or separate meetings of the holders of any class of shares or otherwise in connection with the business of the Company. The compensation committee will assist the directors in reviewing the compensation structure for the directors.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Each director is not subject to a term of office and holds office until such time as his successor takes office or until the earlier of his death, resignation or removal from office by ordinary resolution of our shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; (iii) resigns by notice in writing to our company; (iv) is prohibited by Cayman Islands law from being a director; or (v) is removed from office pursuant to any other provisions of the Memorandum and Articles of Association.

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

6.D. Employees

We had 134 employees as of the June 30, 2025. The following table sets forth a breakdown of our employees by function:

Department	As of the June 30, 2025
Administration	8
Technical	18
Sales	19
Accounting	3
Production	66
Procurement	1
Design	1
Logistics	10
Maintenance	8
Total	134

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

Our company is authorized to issue 450,000,000 Class A Ordinary Shares of par value USD 0.0001 each and 50,000,000 Class B Ordinary Shares of par value USD 0.0001 each. Each Class A Ordinary Share entitles the holder thereof to one (1) vote on all matters submitted to shareholders for approval at a general meeting, and each Class B Ordinary Share entitles the holder thereof to fifteen (15) votes on all matters submitted to shareholders for approval at a general meeting.

The number and percentage of ordinary shares beneficially owned are based on 3,312,000 Class A Ordinary Shares and 15,436,000 Class B Ordinary Shares issued and outstanding as of the date of this annual report. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our ordinary shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person has voting or investment power with respect to securities. In computing the number of ordinary shares beneficially owned by a person listed below and the percentage ownership of such person, ordinary shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this annual report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all ordinary shares shown as beneficially owned by them.

	Class A Ordinary Shares Beneficially Owned		Class B Ordinary Shares Beneficially Owned		Total Ordinary Shares		Voting Power
Name of Beneficial Owner	Number	%	Number	%	Number	%	%
Directors and executive officers:
Huang Feng(1)	—	—	15,436,000	100%	15,436,000	82.3%	98.6%
Xia Liang	—	—	—	—	—	—	—
Wu Jianhua	—	—	—	—	—	—	—
Li Funa(2)	—	—	15,436,000	100%	15,436,000	82.3%	98.6%
Yan Libing	—	—	—	—	—	—	—
Song Lianyong	—	—	—	—	—	—	—
Xi Liqi	—	—	—	—	—	—	—
Directors and executive officers as a group	—	—	15,436,000	100%	15,436,000	82.3%	98.6%

5% or Greater Shareholders:
Maple Huang Holdings Limited(3)	—	—	12,801,000	82.9%	15,436,000	68.3%	81.8%
Funa Lee Holdings Limited(4)	—	—	2,635,000	17.1%	15,436,000	14.0%	16.8%

(1)	Huang Feng is deemed to beneficially own 15,436,000 Class A Ordinary Shares, of which 2,635,000 shares held by Li Funa, Mr. Huang Feng’s spouse, are included in Mr. Huang’s beneficial ownership numbers and percentage.

(2)	Li Funa is deemed to beneficially own 15,436,000 Class A Ordinary Shares, of which 12,801,000 shares held by Huang Feng, Ms. Li Funa’s spouse, are included in Ms. Li’s beneficial ownership numbers and percentage.

(3)	Huang Feng is deemed to beneficially own 12,801,000 Class A Ordinary Shares through Maple Huang Holdings Limited, a British Virgin Islands company holding 12,801,000 of our Class A Ordinary Shares. Huang Feng has the voting and dispositive power of all the shares held by Maple Huang Holdings Limited. Maple Huang Holdings Limited’s current address is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

(4)	Li Funa, wife of Feng Huang, is deemed to beneficially own 2,635,000 Class A Ordinary Shares through Funa Lee Holdings Limited, a British Virgin Islands company holding 2,635,000 of our Class A Ordinary Shares. Li Funa owns 100% of Funa Lee Holdings Limited. She has the voting and dispositive power of all the shares held by Funa Lee Holdings Limited. Funa Lee Holdings Limited’s current address is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

6.F. Disclosure of Action to Recover Erroneously Awarded Compensation

There was no erroneously awarded compensation that was required to be recovered pursuant to the Company’s Executive Compensation Recovery Policy during the fiscal year ended June 30, 2025.

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

7.B. Related Party Transactions

Terms of Directors and Officers

See “Item 6. Directors, Senior Management and Employees—6.C. Board Practices—Terms of Directors and Officers.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements with Executive Officers.”

Other Related Party Transactions

The table below sets forth the major related parties and their relationships with the Company as of June 30, 2025:

Name of related parties	Relationship with the Group
Huang Feng	Ultimate majority shareholder of Li Bang International, CEO and Chairman of the Board
Fan Hu	Executive director and legal representative of Yangzhou Bangshijie and Nanjing Bangshijie

The following are related party balances which are non-interest bearing as of June 30, 2025 and 2024:

	2025	2024
	US$	US$
Amounts due to related parties:
Huang Feng (1)	$210,490	$24,098
Fan Hu (1)	-	107,476
	$210,490	$131,574

(1)	The balances represent primarily business expenses paid on behalf of the Company.

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

Please refer to “Item 18. Financial Statements.”

Legal and Administrative Proceedings

Please refer to “Item 4. Information on the Company – Legal Proceedings.”

Dividend Policy

We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our BOD and will depend on a number of factors, including future earnings, capital requirements, financial condition, and future prospects, and other factors the board of directors may deem relevant.

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

ITEM 9. THE OFFER AND LISTING

9.A. Offer and listing details

Our Class A Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “LBGJ.” Our shares began trading on October 23, 2024 on the Nasdaq Capital Market.

9.B. Plan of distribution

Not applicable for annual reports on Form 20-F.

9.C. Markets

Our Class A Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “LBGJ.”

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

As of the date of this annual report, there are 3,312,000 Class A Ordinary Shares and 15,436,000 Class B Ordinary Shares issued and outstanding, all of which are fully paid and non-assessable.

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

Voting Rights

Subject to any special rights or restrictions as to voting attached to any shares, on a show of hands every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote. On a poll, every shareholder who is present in person or by duly authorized representative and every person representing a shareholder by proxy shall have one (1) vote for each Class A Ordinary Share of which he or the person represented is the holder and fifteen (15) votes for each Class B Ordinary Share of which he or the person represented is the holder. In addition, all shareholders holding shares of a particular class are entitled to vote at a meeting of the holders of that class of shares. Votes may be given personally, by duly authorized representative or by proxy.

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

The directors may delegate any of their powers to any committee consisting of one or more persons who need not be shareholders and may include non-directors so long as the majority of those persons are directors; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the directors. Our board of directors has established an audit committee, compensation committee, and nomination and corporate governance committee.

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

Under the Cayman Islands Companies Act, the register of members of our company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a person who has agreed to become a shareholder and who is registered in the register of members is deemed, as a matter of the Cayman Islands Companies Act, to be a shareholder. Furthermore, as a matter of the Cayman Islands Companies Act, the registration of any person in the register of members as holder of any shares shall be prima facie evidence of such person having legal title to the shares as set against its name in the register of members.

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

Moreover, Cayman Islands law also has separate statutory provisions that facilitate the reconstruction or amalgamation of companies in certain circumstances, schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely held companies, commonly referred to in the Cayman Islands as a “scheme of arrangement” which may be tantamount to a merger. In the event that a merger was sought pursuant to a scheme of arrangement (the procedure of which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved by (a) a majority in number of the creditors or class of creditors, who must, in addition, represent at least three-fourths in value of each such creditors or class of creditors; and/or (b) shareholders or a class of shareholders representing at least three-fourths in value of the shareholders or class of shareholders, in each case, that are present and voting either in person or by proxy at a meeting, or meeting summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

●	we are not proposing to act illegally or beyond the scope of our corporate authority and the statutory provisions as to majority vote have been complied with;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that a business person would reasonably approve; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority.”

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

Variation of Rights Attaching to Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under the Cayman Islands Companies Act and our articles of association, if our share capital is divided into more than one class of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of a majority of the issued shares of that class, or with the sanction of a resolution passed by a majority of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class.

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

10.C. Material contracts

Other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this annual report, we have not entered into any material contract during the two years immediately preceding the date of this annual report on Form 20-F.

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

Although we do not believe we were a PFIC for the taxable years ended June 30, 2025, 2024 and 2023 and do not anticipate becoming a PFIC in the foreseeable future, the determination of whether we are or will become a PFIC will depend in part upon the value of our goodwill and other unbooked intangibles (which will depend upon the market value of our ordinary shares from time-to-time, which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. It is also possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or one or more future taxable years.

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

As of June 30, 2025, 2024 and 2023, all cash balances held in PRC banks are covered by insurance.

Concentration and credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of accounts receivable, notes receivable, advances to suppliers and amount due from related parties. A portion of the Company’s sales are credit sales which are to the customers whose ability to pay is dependent upon industry economics prevailing in these areas; however, concentrations of credit risk with respect to trade accounts receivable is limited due to most clients of the Company are state-owned enterprises. The Company also performs ongoing credit evaluations of its customers to help further reduce credit risk. As of June 30, 2025, $9.28 million or 58% of the Company’s accounts receivable were from state-owned enterprises. As of June 30, 2024, $10.47 million or 52% of the Company’s accounts receivable were from state-owned enterprises. As of June 30, 2023, $10.89 million or 73% of the Company’s accounts receivable were from state-owned enterprises.

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

The Company’s major operations in the PRC are subject to considerations and risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic, and legal environment. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, and rates and methods of taxation, among other things. Although the Company has not experienced losses from these situations and believes it is in compliance with existing laws, this may not be indicative of future results.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

On June 27, 2025, our shareholders approved an amendment and restatement of our memorandum and articles of association to adopt a dual-class share structure by:

(a)	re-designating, on a one-for-one basis, all of the then issued and outstanding Ordinary Shares into Class A ordinary shares of a par value of US$0.0001 each (“Class A Ordinary Shares”), each having one (1) vote per share and the other rights attached to it as set out in the Company’s amended and restated memorandum and articles of association (the “Amended and Restated M&A”);

(b)	re-designating, on a one-for-one basis, 50,000,000 of the authorized but unissued Ordinary Shares into Class B ordinary shares of a par value of US$0.0001 each (“Class B Ordinary Shares”), each having fifteen (15) votes per share and the other rights attached to it as set out in the Amended and Restated M&A; and

(c)	re-designating, on a one-for-one basis, all of the remaining authorized but unissued Ordinary Shares into Class A Ordinary Shares.

Following the adoption of the dual-class share structure, we intend to repurchase an aggregate of 15,436,000 Class A ordinary shares held by Maple Huang Holdings Limited and Funa Lee Holdings Limited and issue an equal number of new Class B Ordinary Shares to such shareholders in consideration therefor. Mr. Huang Feng, our Chief Executive Officer and Chairman of the Board of Directors, has the voting and dispositive power of all the shares held by Maple Huang Holdings Limited. Ms. Funa Li, our director and the spouse of Mr. Huang, has the voting and dispositive power of all the shares held by Funa Lee Holdings Limited. Mr. Huang and Ms. Li will beneficially own all of our outstanding Class B Ordinary Shares and control a vast majority of our total voting power following completion of the aforementioned repurchase and issuance transactions. The Ordinary Shares are listed and traded on the Nasdaq Capital Market as of the date of this annual report on Form 20-F and we intend the Class A Ordinary Shares to begin trading on Nasdaq before the end of 2025.

Use of Proceeds

None.

ITEM 15. CONTROLS AND PROCEDURES

(a)	Evaluation of Disclosure Controls and Procedures.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of June 30, 2025, our disclosure controls and procedures were not effective as our management has identified the following “material weaknesses” in our internal control over financial reporting (“ICFR”), as defined in the standards established by the PCAOB, and other control deficiencies. A “material weakness” is a deficiency, or a combination of deficiencies, in ICFR, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified are related to:

●	Lack of qualified personnel who are knowledgeable about U.S. GAAP and pertinent SEC reporting requirements; and

●	Lack of well-established financial and SEC reporting processes to ensure timely review and detection of errors or inaccuracies in the Company’s consolidated financial statements.

In response to the material weaknesses identified previously, we are implementing a number of measures to address the abovementioned material weaknesses, including but not limited to 1) hire additional finance and accounting staff with qualifications and work experiences in SEC reporting requirements to formalize and strengthen the key internal control over financial reporting; 2) allocate sufficient resources to prepare and review financial statements and related disclosures in accordance with US GAAP and SEC reporting requirements.

We have taken steps to address the material weaknesses and continue to implement our remediation plan, which we believe will address their underlying causes. We have engaged external advisors to provide assistance in the areas of information technology, ICFR, and financial accounting in the short term and to evaluate and document the design and operating effectiveness of our internal controls and assist with the remediation and implementation of our internal controls as required. We are evaluating the longer-term resource needs of our various financial functions. These remediation measures may be time consuming, costly, and might place significant demands on our financial and operational resources. Although we have made enhancements to our control procedures in this area, the material weaknesses will not be remediated until the necessary controls have been implemented and are operating effectively. We do not know the specific time frame needed to fully remediate the material weakness identified.

(b) Management’s annual report on internal control over financial reporting.

Our management is responsible for establishing and maintaining adequate ICFR, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management evaluated the effectiveness of our ICFR, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of June 30, 2025 due to the material weaknesses identified in our ICFR as described above.

Because of its inherent limitations, ICFR may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our ICFR to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

 (c) Attestation report of the registered public accounting firm.

As a company with less than US$1.235 billion in net revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act (“JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s ICFR. Therefore, this annual report on Form 20-F does not include an attestation report of our registered public accounting firm.

(d) Changes in ICFR.

There have been no changes in our ICFR that occurred during the fiscal year ended June 30, 2025, that have materially affected, or are reasonably likely to materially affect, our ICFR.

ITEM 16. [RESERVED]

None.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s board of directors determined that Song Lianyong qualifies as an “audit committee financial expert” in accordance with applicable Nasdaq Capital Market standards. The Company’s board of directors has also determined that members of the Audit Committee are all “independent” in accordance with the applicable Nasdaq Capital Market standards.

ITEM 16B.  CODE OF ETHICS

The Company adopted a Code of Business Conduct and Ethics that applies to the Company’s directors, officers, employees and advisors. The Code of Business Conduct and Ethics is attached as an exhibit to this annual report. Copy of the Code of Business Conduct and Ethics is also available on our website at https://ir.libangco.cn.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Wei, Wei & Co., LLP was appointed by the Company to serve as its independent registered public accounting firm for fiscal year ended June 30, 2025. Audit services provided by Wei, Wei & Co., LLP for fiscal years ended June 30, 2025, 2024, and 2023 included the examination of the consolidated financial statements of the Company.

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

Wei, Wei & Co’s fee for the fiscal years ended June 30, 2025, 2024 and 2023 was $180,000, $280,000 and $280,000, respectively.

Audit-Related Fees

There was no audit-related service fees incurred from Wei, Wei & Co for the fiscal years ended June 30, 2025, 2024, or 2023.

Tax Fees

There was no tax service fees incurred from Wei, Wei & Co for the fiscal years ended June 30, 2025, 2024, or 2023.

All Other Fees

There were no other services fees incurred from Wei, Wei & Co in fiscal year ended June 30, 2025, 2024, or 2023.

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

We elected to follow home country practice exemption for:

(i) Rule 5605(b)(1) of the Nasdaq Listing Rules, which requires that a majority of a company’s BOD be comprised of independent directors.

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

Our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Class A Ordinary Shares— Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.”

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

We have not encountered cybersecurity risks, threats, or incidents that have materially affected or are reasonably likely to materially affect the Company, our business strategy, results of operations, or financial condition during the fiscal year ended June 30, 2025.

PART III

ITEM 17.  FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

ITEM 18.  FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

ITEM 19.  EXHIBITS

Exhibit No.	Description of Exhibit
1.1*	Amended and Restated Memorandum and Articles of Association

2.1*	Description of the Registrant’s Securities

2.2	Form of Underwriter’s Warrant (incorporated by reference to Exhibit 4.1 to our registration statement on Form F-1 (File No. 333-262367), as amended, initially filed with the SEC on January 27, 2022)

4.1	Employment Agreement with Huang Feng (incorporated by reference to Exhibit 10.1 to our registration statement on Form F-1 (File No. 333-262367), as amended, initially filed with the SEC on January 27, 2022)

4.2	Employment Agreement with Xia Liang (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-262367), as amended, initially filed with the SEC on January 27, 2022)

4.3	Employment Agreement with Wu Jianhua (incorporated by reference to Exhibit 10.3 to our registration statement on Form F-1 (File No. 333-262367), as amended, initially filed with the SEC on January 27, 2022)

4.4	Director Offer Letter with Li Funa (incorporated by reference to Exhibit 10.4 to our registration statement on Form F-1 (File No. 333-262367), as amended, initially filed with the SEC on January 27, 2022)

4.5	Independent Director Offer Letter with Xu Ronghua (incorporated by reference to Exhibit 10.5 to our registration statement on Form F-1 (File No. 333-262367), as amended, initially filed with the SEC on January 27, 2022)

4.6	Independent Director Offer Letter with Yu Xiaozhong (incorporated by reference to Exhibit 10.6 to our registration statement on Form F-1 (File No. 333-262367), as amended, initially filed with the SEC on January 27, 2022)

4.7	Independent Director Offer Letter with Scott Silverman (incorporated by reference to Exhibit 10.7 to our registration statement on Form F-1 (File No. 333-262367), as amended, initially filed with the SEC on January 27, 2022)

8.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to our registration statement on Form F-1 (File No. 333-262367), as amended, initially filed with the SEC on January 27, 2022)

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 14.1 to our registration statement on Form F-1 (File No. 333-262367), as amended, initially filed with the SEC on January 27, 2022)

11.2	Insider Trading Policies (incorporated by reference to Exhibit 11.2 to the annual report on Form 20-F for the fiscal year ended June 30, 2024)

12.1*	Certification of Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

97.1	Executive Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 to the annual report on Form 20-F for the fiscal year ended June 30, 2024)

101.INS*	Inline XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Li Bang International Corporation Inc.

By:	/s/ Huang Feng
	Name:	Huang Feng
	Title:	Chief Executive Officer and Chairman of the Board

Date: November 7, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Li Bang International Corporation Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Li Bang International Corporation Inc. and Subsidiaries (the “Company”) as of June 30, 2025 and 2024, and the related consolidated statements of (loss) income and comprehensive (loss) income, changes in equity, and cash flows for each of the years in the three-year period ended June 30, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

Flushing, New York

November 7, 2025

LI BANG INTERNATIONAL CORPORATION INC.

CONSOLIDATED BALANCE SHEETS

	As of June 30,
	2025	2024
ASSETS
Current Assets:
Cash	$933,826	$153,914
Restricted cash	145,739	80,293
Fixed deposits	2,654,150	-
Accounts receivable, net	12,280,554	12,286,665
Notes receivable	29,544	172,348
Advances to suppliers, net	781,590	991,518
Inventories	1,513,758	1,750,369
Loans receivable	1,000,000	-
Prepaid expenses and other current assets, net	600,927	283,061
Total current assets	19,940,088	15,718,168

Non-current assets:
Fixed deposits	-	2,665,993
Non-current accounts receivable	517,810	670,146
Non-current loans receivable	3,515,050	-
Prepayment for land use rights	-	1,403,154
Deferred offering costs	-	588,013
Property and equipment, net	2,633,046	2,790,891
Intangible assets, net	522,560	539,925
Deferred tax assets, net	690,158	533,345
Other non-current assets	15,779	169,933
Total non-current assets	7,894,403	9,361,400

Total Assets	$27,834,491	$25,079,568

LIABILITIES AND EQUITY
Current Liabilities:
Short-term loans	$7,501,467	$6,857,415
Accounts payable	4,075,878	4,694,905
Advances from customers	926,830	1,027,164
Taxes payable	3,268,416	3,273,227
Due to related parties	210,490	131,574
Other payables and other current liabilities	963,789	1,033,729
Total current liabilities	16,946,870	17,018,014

Non-current Liabilities:
Long-term loans	3,073,227	3,806,557
Total non-current liabilities	3,073,227	3,806,557

Total Liabilities	20,020,097	20,824,571

Commitments and Contingencies	-	-

Equity:
Ordinary shares (par value $0.0001 per share, 500,000,000 shares authorized, 18,748,000 and 17,000,000 shares issued and outstanding as of June 30, 2025 and 2024, respectively)	1,875	1,700
Subscription receivable	(1,699)	(1,699)
Additional paid-in capital	6,831,401	2,236,677
Statutory reserves	800,096	755,100
Retained earnings	525,406	1,583,977
Accumulated other comprehensive loss	(279,104)	(258,907)
Total shareholders’ equity of the Company	7,877,975	4,316,848
Non-controlling interests	(63,581)	(61,851)
Total Equity	7,814,394	4,254,997

Total Liabilities and Equity	$27,834,491	$25,079,568

The accompanying notes are an integral part of these consolidated financial statements.

LI BANG INTERNATIONAL CORPORATION INC.

CONSOLIDATED STATEMENTS OF (LOSS) INCOME AND COMPREHENSIVE (LOSS) INCOME

	For the Years Ended June 30,
	2025	2024	2023
Revenues:
Project revenues	$10,645,337	$10,426,039	$13,581,021
Retail revenues	460,741	367,976	423,527
Total revenues	11,106,078	10,794,015	14,004,548
Cost of revenues	(7,857,589)	(8,086,367)	(8,246,591)
Gross profit	3,248,489	2,707,648	5,757,957

Operating expenses:
Selling and marketing	742,029	831,252	650,268
General and administrative	2,867,091	2,509,143	2,646,569
Provision for expected credit losses	995,725	1,084,649	1,213,483
Total operating expenses	4,604,845	4,425,044	4,510,320

(Loss) income from operations	(1,356,356)	(1,717,396)	1,247,637

Other income (expenses):
Interest expense	(403,231)	(430,639)	(375,445)
Other income (expenses), net	717,759	586,428	(5,461)
Total other income (expenses), net	314,528	155,789	(380,906)

(Loss) income before provision for income taxes	(1,041,828)	(1,561,607)	866,731

Income tax (benefit) expense	(26,249)	(187,720)	252,611

Net (loss) income	(1,015,579)	(1,373,887)	614,120
Less: net loss attributable to non-controlling interests	(2,004)	(2,746)	(2,698)
Net (loss) income attributable to ordinary shareholders	$(1,013,575)	$(1,371,141)	$616,818

Comprehensive (loss) income
Net (loss) income	$(1,015,579)	$(1,373,887)	614,120
Foreign currency translation (loss) gain	(19,923)	79,844	(417,717)
Total comprehensive (loss) income	(1,035,502)	(1,294,043)	196,403
Comprehensive (loss) income attributable to non-controlling interests	(1,730)	(3,558)	1,677
Comprehensive (loss) income attributable to ordinary shareholders	$(1,033,772)	$(1,290,485)	$194,726

(Loss) earnings per ordinary share
– Basic and diluted	$(0.06)	$(0.08)	$0.04

Weighted average number of ordinary shares outstanding
– Basic and diluted	18,183,518	17,000,000	17,000,000

The accompanying notes are an integral part of these consolidated financial statements.

LI BANG INTERNATIONAL CORPORATION INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED JUNE 30, 2025, 2024 AND 2023

	Ordinary shares		Subscription	Additional paid-in	Statutory	Retained	Accumulated other comprehensive	Total shareholders’	Non- controlling	Total
	Shares	Amount	receivable	capital	reserves	earnings	income (loss)	equity	interests	equity
Balance as of June 30, 2022	17,000,000	1,700	(1,699)	2,236,677	582,375	2,511,025	82,529	5,412,607	(59,970)	5,352,637
Net income	-	-	-	-	-	616,818	-	616,818	(2,698)	614,120
Appropriation to statutory reserves	-	-	-	-	172,725	(172,725)	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	(422,092)	(422,092)	4,375	(417,717)
Balance as of June 30, 2023	17,000,000	1,700	(1,699)	2,236,677	755,100	2,955,118	(339,563)	5,607,333	(58,293)	5,549,040
Net loss	-	-	-	-	-	(1,371,141)	-	(1,371,141)	(2,746)	(1,373,887)
Foreign currency translation adjustment	-	-	-	-	-	-	80,656	80,656	(812)	79,844
Balance as of June 30, 2024	17,000,000	1,700	(1,699)	2,236,677	755,100	1,583,977	(258,907)	4,316,848	(61,851)	4,254,997
Shares issued in connection with initial public offering	1,748,000	175	-	4,594,724	-	-	-	4,594,899	-	4,594,899
Net loss	-	-	-	-	-	(1,013,575)	-	(1,013,575)	(2,004)	(1,015,579)
Appropriation to statutory reserve	-	-	-	-	44,996	(44,996)	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	(20,197)	(20,197)	274	(19,923)
Balance as of June 30, 2025	18,748,000	$1,875	$(1,699)	$6,831,401	$800,096	$525,406	$(279,104)	$7,877,975	$(63,581)	$7,814,394

The accompanying notes are an integral part of these consolidated financial statements.

LI BANG INTERNATIONAL CORPORATION INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended June 30,
	2025	2024	2023
Cash flows from operating activities:
Net (loss) income	$(1,015,579)	$(1,373,887)	$614,120
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation and amortization	426,992	460,720	498,650
(Gain) loss on disposal of property and equipment	(15,400)	(14,839)	547
Provision for expected credit losses	995,725	1,084,649	1,213,483
Deferred tax benefit	(159,153)	(93,655)	(223,230)
Changes in operating assets and liabilities:
Accounts receivable	(738,705)	(391,851)	(5,049,769)
Notes receivable	142,013	(172,208)	14,694
Advances to suppliers	65,524	(201,638)	(299,526)
Inventories	228,794	(182,119)	460,389
Due from related parties	-	-	297,666
Prepaid expenses and other current assets	(181,905)	35,262	(195,641)
Accounts payable	(598,063)	273,650	1,054,719
Advances from customers	(95,754)	(16,578)	294,836
Taxes payable	6,787	(102,435)	639,275
Due to related parties	79,486	(26,077)	85,253
Other payables and other current liabilities	(67,429)	74,527	(39,880)
Net cash used in operating activities	(926,667)	(646,479)	(634,414)

Cash flows from investing activities:
Loans to third parties	(4,515,050)	-	-
Purchases of property and equipment	(273,823)	(104,523)	(175,962)
Proceeds from disposal of property and equipment	25,556	17,334	144
Refund of the land use right payment	1,396,668	-	-
Purchases of fixed deposits	-	-	(2,737,161)
Net cash used in investing activities	(3,366,649)	(87,189)	(2,912,979)

Cash flows from financing activities:
Proceeds from loans	8,393,972	7,969,044	14,461,012
Repayments of loans	(8,435,872)	(7,422,258)	(10,425,427)
Payment of offering costs	(188,119)	(127,300)	(91,238)
Net proceeds from initial public offering	5,368,773	-	-
Net cash provided by financing activities	5,138,754	419,486	3,944,347

Effect of foreign exchange rate on cash	(80)	7,262	(27,857)

Net increase (decrease) in cash and restricted cash	845,358	(306,920)	369,097
Cash and restricted cash at the beginning of the year	234,207	541,127	172,030
Cash and restricted cash at the end of the year	$1,079,565	$234,207	$541,127

Reconciliation of cash and restricted cash
Cash	$933,826	$153,914	$76,019
Restricted cash	145,739	80,293	465,108
Total cash and restricted cash shown in the statements of cash flows	$1,079,565	$234,207	$541,127

Supplemental disclosures of cash flow information:
Interest paid	$400,617	$425,736	$375,286
Income taxes paid	$53,646	$59	$167,010

Non-cash transactions:
Reclassification of deferred offering cost	$585,755	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

LI BANG INTERNATIONAL CORPORATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2025, 2024 and 2023

NOTE 1 – BUSINESS DESCRIPTION

Li Bang International Corporation Inc. (“Li Bang International”) was incorporated in the Cayman Islands on July 8, 2021. Li Bang International and its subsidiaries (collectively, the “Company”) is in the business of designing, developing, producing and selling stainless steel commercial kitchen equipment to its customers in China under its “Li Bang” brand. Additionally, the Company provides its customers comprehensive services, from commercial kitchen design to equipment installation and after-sales maintenance.

Corporate History

On July 8, 2021, the Company’s shareholders approved a Memorandum and Articles of Association, pursuant to which 500,000,000 shares were authorized as ordinary shares with a par value of US$0.0001 per share, and the Company issued 10,000 ordinary shares. On July 15, 2022, in connection with the reorganization, the Company issued 16,990,000 ordinary shares to the following entities. The share issuance was treated as a stock split.

●	12,801,000 ordinary shares to Maple Huang Holdings Limited;

●	2,635,000 ordinary shares to Funa Lee Holdings Limited;

●	799,000 ordinary shares to Army Chan Holdings Limited; and

●	765,000 ordinary shares to Delight Wang Holdings Limited.

Of the total 17,000,000 outstanding ordinary shares, 75.3% are owned by Maple Huang Holdings Limited, a British Virgin Islands (“BVI”) company, controlled by Huang Feng, the Company’s CEO and Chairman of the Board; and 15.5% are owned by Funa Lee Holdings Limited, a BVI company, controlled by Li Funa, Huang Feng’s spouse. Therefore, Huang Feng beneficially owns 90.8% of the Company.

On July 26, 2021, Li Bang International formed its wholly owned subsidiary, Li Bang International Hong Kong Holdings Limited (“Li Bang HK”) in Hong Kong. On August 18, 2021, Li Bang HK formed its wholly owned subsidiary, Jiangsu Li Bang Intelligent Technology Co., Limited (“Li Bang Intelligent Technology” or “WFOE”) in the PRC.

Suzhou Deji Kitchen Engineering Co., Limited (“Suzhou Deji”), a limited liability company incorporated on April 8, 2010, under the laws of China, became a Li Bang Intelligent Technology’s wholly-owned subsidiary on November 24, 2021. Wuxi Li Bang Kitchen Appliance Co., Limited (“Wuxi Li Bang”), a limited liability company incorporated on May 18, 2007, under the laws of China, became a Li Bang Intelligent Technology’s wholly-owned subsidiary on December 23, 2021. Li Bang Kitchen Appliance Co., Limited (“Li Bang Kitchen Appliance”), a limited liability company incorporated on March 22, 2019, under the laws of China, became a Li Bang Intelligent Technology’s wholly-owned subsidiary on December 24, 2021. On December 2, 2019, Li Bang Kitchen Appliance established Yangzhou Bangshijie Kitchen Appliance Co., Ltd. (“Yangzhou Bangshijie”), holding 90% of its equity interests. On November 25, 2015, Wuxi Li Bang established Nanjing Bangshijie Kitchen Appliance Co., Ltd. (“Nanjing Bangshijie”), holding 95% of its equity interests. In March 2019, Wuxi Li Bang transferred its ownership in Nanjing Bangshijie to Li Bang Kitchen Appliance.

Reorganization

A reorganization of Li Bang International’s legal entity structure (the “Reorganization”) was completed in December 2021. The Reorganization involved the incorporation of Li Bang International and Li Bang Intelligent Technology, and the transfer of the 100% equity interest of Li Bang Kitchen Appliance, Suzhou Deji and Wuxi Li Bang. Consequently, Li Bang International, through its subsidiary Li Bang HK, directly controls Li Bang Kitchen Appliance, Suzhou Deji and Wuxi Li Bang, and became the ultimate holding company of all other entities mentioned above.

The Reorganization was accounted for as a recapitalization among entities under common control since the controlling shareholder, Huang Feng, controlled these entities before and after the Reorganization. The consolidation of Li Bang International and its subsidiaries was accounted for at historical cost and prepared on the basis as if the aforementioned transactions became effective as of the beginning of the first period presented in the Company’s consolidated financial statements (“CFS”). Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

Initial Public Offering (the IPO”)

On October 23, 2024, Li Bang International completed its IPO and was listed on the Nasdaq Capital Market. It issued 1,520,000 Ordinary Shares with a par value of US$0.0001 per share and at $4.00 per share, with gross proceeds of $6.1 million. On November 14, 2024, Li Bang International issued 228,000 additional shares for the over-allotment, with par value of US$0.0001 per share and at $4.00 per share, with gross proceeds of $0.9 million. After deducting the underwriting discounts, the Company received total net proceeds of approximately $5.4 million.

The Company’s corporate structure as of June 30, 2025 is as follows:

Adoption of Dual-Class Share Structure

On June 27, 2025, shareholders of the Company approved an amendment and restatement of the Company’s memorandum and articles of association to adopt a dual-class share structure by:

(a)	re-designating, on a one-for-one basis, all of the then issued and outstanding Ordinary Shares into Class A ordinary shares of a par value of US$0.0001 each (“Class A Ordinary Shares”), each having one (1) vote per share and the other rights attached to it as set out in the Company’s amended and restated memorandum and articles of association (the “Amended and Restated M&A”);

(b)	re-designating, on a one-for-one basis, 50,000,000 of the authorized but unissued Ordinary Shares into Class B ordinary shares of a par value of US$0.0001 each (“Class B Ordinary Shares”), each having fifteen (15) votes per share and the other rights attached to it as set out in the Amended and Restated M&A; and

(c)	re-designating, on a one-for-one basis, all of the remaining authorized but unissued Ordinary Shares into Class A Ordinary Shares.

Following the adoption of the dual-class share structure, the Company intends to repurchase an aggregate of 15,436,000 Class A ordinary shares held by Maple Huang Holdings Limited and Funa Lee Holdings Limited and issue an equal number of new Class B Ordinary Shares to such shareholders in consideration therefor. Mr. Huang Feng, Chief Executive Officer and Chairman of the Board of Directors, has the voting and dispositive power of all the shares held by Maple Huang Holdings Limited. Ms. Funa Li, the Company’s director and the spouse of Mr. Huang, has the voting and dispositive power of all the shares held by Funa Lee Holdings Limited. Mr. Huang and Ms. Li will beneficially own all of the Company’s outstanding Class B Ordinary Shares and control a vast majority of our total voting power following completion of the aforementioned repurchase and issuance transactions.

The Ordinary Shares are listed and traded on the Nasdaq Capital Market as of the date of this annual report. The Company intends Class A Ordinary Shares to begin trading on Nasdaq before the end of 2025.

NOTE 2 – LIQUIDITY

As reflected in the accompanying CFS, the Company reported net loss of $1,015,579 and $1,373,887 for the years ended June 30, 2025 and 2024, respectively.

In assessing its liquidity, management monitors and analyzes the Company’s cash flow requirements, its ability to generate sufficient revenue sources in the future, and its operating and capital expenditure commitments. The Company’s working capital is influenced primarily by the level of the Company’s operations and timing of accounts receivable collections. As of June 30, 2025, the Company had cash of approximately $934,000 and outstanding bank loans of approximately $10.6 million. If the Company requires additional funding to finance its operations, the Company’s major shareholders indicated their intent and ability to provide such financial support. Based on the Company’s current operating activities, management believes the operating activities and existing funds can provide sufficient liquidity for the Company to meet its future liquidity and working capital requirement for at least 12 months through June 30, 2026.

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

Cash

Cash includes cash on hand and demand deposits in accounts maintained with commercial banks. The Company maintains its bank accounts in Mainland China. China’s Deposit Insurance Regulation requires banking financial institutions, such as commercial banks, established in the PRC are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. The insurance limit is RMB 500,000 ($69,846) for each bank.

Restricted cash

Restricted cash consists of guarantee that is not freely available for immediate use. It’s the amount the Company puts aside and holds to ensure project performance. With the progress of the project, the liability under this guarantee is discharged and the restricted cash is converted within three months after the end of the reporting period. The Company presents restricted cash in the CFS as a current asset.

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

The Company signs contracts with its customers and provides products according to the sales contract or sales list. The payment clause in the sales contracts generally stipulates that customers will pay 90% to 97% of the total contract price after acceptance, and 3% to 10% after the expiration of the warranty period (that ranges from 1 to 5 years) in accordance with industry practice. For accounting purposes, the Company records an accounts receivable (the “warranty retainage”) for the 3% to 10% outstanding balance upon delivery of the underlying products. The Company recognizes receivables with payment terms of more than one year as agreed in the sales contract as non-current accounts receivable, principally the warranty retainage and other payments according to the contract.

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

In accordance with ASC 326, the Company maintains an allowance for credit losses and records the allowance for expected credit losses, if warranted, as an offset to assets such as accounts receivable, and the estimated credit losses charged to the allowance are classified as general and administrative expenses in the consolidated statements of loss (income) and comprehensive loss (income). The Company assesses collectability by reviewing receivables on a collective basis where similar characteristics exist, primarily based on the size and nature of specific customers’ receivables (the “CECL model”). In determining the amount of the allowance for expected credit losses, the Company considers not only the input from its CECL model but also the historical collectability based on past due status, the age of the receivable balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from its customers. Expected credit losses are written off as incurred.

Notes receivable

Notes receivable are trade accounts receivable from customers where the customers’ banks guaranteed the underlying payment to the Company. The notes receivable are non-interest bearing and generally range from three to six months from the date of issuance. The balance of $29,544 as of June 30, 2025 was collected in July 2025.

Advances to suppliers, net

Advances to suppliers consist of balance paid to suppliers for inventories that have not been provided or received. The Company reviews its advances to suppliers on a periodic basis and makes general and specific allowances when there is doubt as to the ability of a supplier to provide supplies to the Company or refund the advance.

Inventories

Inventories consist of raw materials, work in progress and finished goods, and are stated at the lower of cost or net realizable value. Cost is determined using the weighted average method. The Company periodically evaluates its inventories and will record an allowance for inventories that are either slow-moving, may not be saleable or whose cost exceeds its net realizable value. There was no allowance for inventory as of June 30, 2025 and 2024.

Loans receivable

Loans receivable consists loans provided to third parties. Loans receivables are stated at the historical carrying amount, net of allowance for credit losses.

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

Impairment of long-lived assets

The Company reviews long-lived assets, including definite-lived intangible assets and property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When such events occur, the Company assesses the recoverability of the asset group based on the undiscounted future cash flows the asset group is expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset group plus net proceeds expected from disposition of the asset group, if any, is less than the carrying value of the asset group. If the Company identifies an impairment, the Company reduces the carrying amount of the asset group to its estimated fair value (“FV”) based on a discounted cash flow approach or, when available and appropriate, to comparable market values and the impairment loss, if any, is recognized in “Others, net” in the consolidated statements of (loss) income and comprehensive income (loss). The Company uses estimates and judgments in its impairment tests and if different estimates or judgments had been utilized, the timing or the amount of any impairment charges could be different. Asset groups to be disposed of would be reported at the lower of the carrying amount or FV less costs to sell, and no longer depreciated. No impairment of long-lived assets was recognized for the years ended June 30, 2025, 2024 and 2023.

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

Unless otherwise disclosed, the FV of the Company’s financial instruments including cash, restricted cash, accounts receivable, notes receivable, loans receivable, advances to suppliers, inventories, prepaid expenses and other current assets, short-term bank loans, accounts payable, advances from customers, due to related parties, taxes payable, and other payables and other current liabilities approximate their FVs due to their short-term maturities.

The Company’s non-financial assets, such as property and equipment would be measured at FV only if they were determined impaired.

Revenue recognition

In accordance with FASB ASC 606, “Revenue from Contracts with Customers”, the Company recognizes revenue for the transfer of products or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This requires the Company identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of the product or the benefit of the service transfers to the customer. Under ASC 606, the Company is required to (a) identify the contract with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract and (e) recognize revenue when (or as) the Company satisfies its performance obligations.

The Company’s revenue is divided into two categories: project revenue, that is, contracts signed through bidding to sell and install kitchen equipment according to the customer’s needs; and retail revenue, which is mainly to purchase individual kitchen equipment from other suppliers and sell it to former or new customers who learned about the Company’s products in other ways. Revenues are the consideration the Company is entitled to in exchange for the promised goods or services in the ordinary course of the Company’s activities and is recorded net of value-added tax (“VAT”). Consistent with the criteria of ASC 606, the Group recognizes revenue when the performance obligation in a contract is satisfied by transferring the control of promised goods or services to the customer. The Company also evaluates whether it is appropriate to record the gross amount of goods and services sold and the related costs. If the Company receives an advance from a customer, such advance is recorded as advances from customers.

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

The Company provides design services including equipment configuration plans, detailed mechanical and electrical graphic designs, kitchen drawings and assisting customers with passing inspections. The design services are normally completed in five days and are inseparable from project sales. The detailed mechanical plans, electrical design and kitchen drawings are specifically detailed for the Company’s customized equipment and installation. These services are interdependent and never transferred to the customer on their own. Customers do not have the option to purchase these services separately due to the customization of each project. Accordingly, these services are not considered separate performance obligations and no revenue is recognized for these services under ASC 606 until the project is complete.

The Company provides on-site installation and maintenance services and according to the contracts, the customers do not have the option to purchase these services separately. The warranty does not provide the customers with a service in addition to the assurance the product complies with agreed-upon contract specifications and is considered an assurance warranty. The after-sales services and the warranty are not considered separate performance obligations and no revenue is associated with these services under ASC 606.

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

General and administrative expenses

General and administrative expenses are mainly payroll and related costs for employees involved in general corporate functions, including accounting, finance, tax, legal and human resources, professional fees and other general corporate expenses as well as costs associated with the use by these functions of facilities and equipment, such as depreciation and rent.

Selling expenses

Selling expenses are mainly payroll and benefits for employees involved in the sales and distribution functions, and freight out.

Interest expenses

Interest expense is interest on short- and long-term borrowings.

Mainland China employee contribution plans

As stipulated by the regulations of the PRC, full-time employees of the Company are entitled to various statutory employee benefits, including medical, maternity, workplace injury, and unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Company is required to contribute to the plan based on percentages of employees’ salaries. Total expenses the Company incurred for the plan were $212,314, $208,751 and $214,351 for the years ended June 30, 2025,2024 and 2023, respectively.

Income taxes

The Company’s subsidiaries in the PRC and Hong Kong are subject to the income tax laws of the PRC and Hong Kong. No taxable income was generated outside the PRC for the years ended June 30, 2025, 2024 and 2023. The Company accounts for income taxes in accordance with FASB ASC 740, Income Taxes. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets are also recognized for carry-forward loses that can be used to offset taxable income in the future. A valuation allowance is provided for net deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or future deductibility is uncertain.

ASC 740-10-25 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. There were no material uncertain tax positions as of June 30, 2025 and 2024.

Value Added Tax (“VAT”)

The VAT rate for revenue from providing products is 13%. VAT is reported as a reduction of revenue when incurred. Entities that are VAT taxpayers may offset qualified input VAT paid to suppliers against their output VAT liabilities. The net VAT balance between input VAT and output VAT is recorded in taxes payable. The Company records a VAT payable or receivable net of payments in the accompanying CFS. All VAT returns filed by the Company’s subsidiaries in the PRC, are subject to examination by the tax authorities for five years from the date of filing.

(Loss) earnings per share

The Company computes (loss) earnings per share (“EPS”) in accordance with FASB ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is computed by dividing net income (loss) available to ordinary shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. When the Company has a net loss, diluted securities are not included as they would be anti-dilutive. For the years ended June 30, 2025, 2024 and 2023, there were no dilutive securities.

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

Foreign currency translation and transactions

The Company’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. The Company’s CFS are reported using the U.S. dollar (“US$” or “$”). The consolidated statements of (loss) income and cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contributions. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in the consolidated statements of changes in shareholders’ equity. Gains and losses from foreign currency transactions are included in the Company’s Consolidated Statements of (Loss) Income and Comprehensive (Loss) Income.

The value of the RMB against the US$ fluctuates and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of the RMB may materially affect the Company’s financial condition in terms of US$ reporting. The following table outlines the currency exchange rates that were used in preparing the CFS:

	June 30,		For the Years Ended June 30,
	2025	2024	2025	2024	2023
Foreign currency	Balance Sheet	Balance Sheet	Profit/Loss	Profit/Loss	Profit/Loss
RMB:1USD	7.1586	7.1268	7.1599	7.1326	6.9415

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

Statements of cash flows

In accordance with FASB ASC 230, “Statement of Cash Flows”, cash flows from the Company’s operations are reported based upon the local currencies, and then translated at average translation rates for the periods presented. As a result, assets and liabilities changes reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

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

As of June 30, 2025 and 2024, all cash balances held in PRC banks are covered by insurance.

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

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, accounts receivable, notes receivable, advances to suppliers and amount due from related parties. A portion of the Company’s sales are credit sales which are to customers whose ability to pay is dependent upon industry economics prevailing in these areas; however, concentrations of credit risk with respect to trade accounts receivable is limited due to most clients of the Company are state-owned enterprises. The Company also performs ongoing credit evaluations of its customers to help further reduce credit risk. As of June 30, 2025, $9.3 million or 58% of the Company’s accounts receivable were from state-owned enterprises. As of June 30, 2024, $10.5 million or 52% of the Company’s accounts receivable were from state-owned enterprises. As of the date of this report, the Company collected RMB 21,791,890 ($3,044,155) of the accounts receivables as of June 30, 2025.

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

The Company’s operations in the PRC are subject to considerations and risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic, and legal environment. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, and rates and methods of taxation, among other things. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws, this may not be indicative of future results.

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

Recent accounting pronouncements

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures, which requires disaggregated information about an entity’s effective tax rate reconciliation and additional discloses on income taxes paid. The new requirements are effective for annual periods beginning after December 15, 2024. The guidance is to be applied prospectively, with an option for retrospective application. The Company is currently evaluating the impact of this new guidance on its CFS.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s CFS.

NOTE 4 – ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of June 30,
	2025	2024
Total trade accounts receivable	$15,911,272	$15,518,614
Less: allowance for expected credit losses	(3,112,908)	(2,561,803)
Total accounts receivable, net	$12,798,364	$12,956,811
Current portion	$12,280,554	$12,286,665
Non-current accounts receivable	$517,810	$670,146

Non-current accounts receivable is the non-current portion of warranty retainage as of June 30, 2025 and 2024.

	As of June 30,
Non-current portion of warranty retainage by due date	2025	2024
1-2 years	$336,519	$448,845
2-3 years	56,542	211,226
3-4 years	4,568	10,075
>4 years	120,181	-
Total	$517,810	$670,146

As of June 30, 2025 and 2024, warranty retainage included in total accounts receivable was $2.8 million and $2.9 million, respectively.

	As of June 30,
Warranty retainage by due date	2025	2024
Within 1 year	$2,321,940	$2,186,969
1-2 years	336,519	448,845
2-3 years	56,542	211,226
3-4 years	4,568	10,075
>4 years	120,181	-
Total	$2,839,750	$2,857,115

The movement of the allowance for expected credit losses is as follows:

	For the Years Ended June 30,
	2025	2024	2023
Balance at beginning of the year	$(2,561,803)	$(1,596,858)	$(463,981)
Current year addition	(562,485)	(942,762)	(1,165,907)
Foreign exchange difference	11,380	(22,183)	33,030
Balance at end of the year	$(3,112,908)	$(2,561,803)	$(1,596,858)

NOTE 5 – ADVANCES TO SUPPLIERS, NET

Advances to suppliers, net consisted of the following:

	As of June 30,
	2025	2024
Advances for products and services	$1,175,059	$1,246,130
Less: allowance for expected credit losses	(393,469)	(254,612)
Advances to suppliers, net	$781,590	$991,518

The movement of the allowance for expected credit losses is as follows:

	For the Years Ended June 30,
	2025	2024	2023
Balance at beginning of the year	$(254,612)	$(113,202)	$(123,588)
Current year addition	(139,988)	(139,838)	-
Reversal of expected credit losses	-	-	1,588
Foreign exchange difference	1,131	(1,572)	8,798
Balance at end of the year	$(393,469)	$(254,612)	$(113,202)

NOTE 6 – INVENTORIES

Inventories consisted of the following:

	As of June 30,
	2025	2024
Raw materials	$360,097	$524,471
Finished goods	1,012,182	1,125,824
Work in progress	141,479	100,074
Total inventories	$1,513,758	$1,750,369

The Company reviews its inventories periodically to determine if a reserve is necessary for slow-moving inventory or if a write-down is necessary when the carrying value exceeds net realizable value. For the years ended June 30, 2025, 2024 and 2023, there was no provision for slow-moving or obsolete inventory.

NOTE 7 — LOANS RECEIVABLE

Loans receivable consisted of the following:

	As of June 30,
	2025	2024
WELL FANCY DEVELOPMENT LTD.(1)	$283,050	$-
HAMASEN INTERNATIONAL CONSULTANCY LIMITED(2)	600,000	-
LIBRA APPRAISAL LIMITED(3)	500,000	-
GIANT IMAGE LIMITED(4)	2,832,000	-
OIC CORPORATE SERVICES LIMITED(5)	300,000	-
Total loans receivable	4,515,050	$-
Less: current portion	1,000,000	-
Non-current loans receivable	$3,515,050	$-

(1)	Pursuant to a multi-party loan agreement executed on October 28, 2024, Li Bang International provided a loan of $283,050, with interest of 5% to WELL FANCY DEVELOPMENT LTD., a third-party (the “Well Fancy Agreement”) from October 28, 2024 to September 27, 2025. In accordance with the Well Fancy Agreement, the principal shall be repaid by September 27, 2025 by a third-party company, Suzhou Yufengyuan Food Distribution Co., Ltd. (Yufengyuan). On September 30, 2025, the Well Fancy Agreement was amended with the execution of a supplemental agreement that extended the due date of the outstanding principal. Yufengyuan made a payment of $62,000 to Li Bang International in October 2025. The remaining loan balance of $221,050 will be repaid no later than October 30, 2026. All other terms remain in effect.
(2)	Pursuant to a multi-party loan agreement executed on October 28, 2024, Li Bang International provided a loan of $600,000 with interest of 5% to HAMASEN INTERNATIONAL CONSULTANCY LIMITED, a third-party (the “Hamasen Agreement”) from October 28, 2024 to October 27, 2025. In accordance with the Hamasen Agreement, the principal shall be repaid by October 27, 2025 by a third-party company, Jiangsu Youbiqi Trading Co., Ltd. (Youbiqi). On September 30, 2025, the Hamasen Agreement was amended with the execution of a supplemental agreement that extended the due date of the outstanding principal. Youbiqi made a payment of $132,000 to Li Bang International in October 2025. The remaining loan balance of $468,000 will be repaid no later than October 30, 2026. All other terms remain in effect.
(3)	Pursuant to a multi-party loan agreement executed on October 28, 2024, Li Bang International provided a loan of $500,000 with interest of 5% to LIBRA APPRAISAL LIMITED, a third-party (the “Libra Agreement”) from October 28, 2024 to October 27, 2025. In accordance with the Libra Agreement, the principal shall be repaid by October 27, 2025 by Youbiqi. On September 30, 2025, the Libra Agreement was amended with the execution of a supplemental agreement that extended the due date of the outstanding principal. Youbiqi made a payment of $100,000 to Li Bang International in October 2025. The remaining loan balance of $400,000 will be repaid no later than October 30, 2026. All other terms remain in effect.
(4)	Pursuant to a multi-party loan agreement executed on October 28, 2024 and November 18, 2024, Li Bang International provided two loans of $2,000,000 and $832,000 to GIANT IMAGE LIMITED, a third-party (the “Giant Image Agreement”) for one year, carrying interest at 5%. In accordance with the Giant Image Agreement, $2,000,000 shall be repaid by October 27, 2025 and $832,000 shall be repaid by October 17, 2025 by Youbiqi. On September 30, 2025, the Giant Image Agreement was amended with the execution of a supplementa1 agreement that extended the due date of the outstanding principal. Youbiqi made a payment of $640,000 to Li Bang International in October 2025. The remaining loan balance of $2,192,000 will be repaid no later than October 30, 2026. All other terms remain in effect.
(5)	Pursuant to a multi-party loan agreement executed on November 14, 2024, Li Bang International provided a loan of $300,000 with interest of 5% to OIC CORPORATE SERVICES LIMITED, a third-party (the “OIC Agreement’) from November 14, 2024 to October 13, 2025. In accordance with the OIC Agreement, the principal shall be repaid by October 13, 2025 by Yufengyuan. On September 30, 2025, the OIC Agreement was amended with the execution of a supplementa1 agreement that extended the due date of the outstanding principal. Yufengyuan made a payment of $66,000 to Li Bang International in October 2025. The remaining loan balance of $234,000 will be repaid no later than October 30, 2026. All other terms remain in effect.

As of the date of this report, loans receivable is $3,515,050. Of this total, $455,050 will be repaid by Yufengyuan and $3,060,000 by Youbiqi.

NOTE 8 – FIXED DEPOSITS

Fixed deposits are time deposits with banks with a maturity date over one year. Interest earned is recorded as interest income in the statements of (loss) income and comprehensive (loss) income. As of June 30, 2025, the Company’s fixed deposits were RMB19,000,000 ($2,654,150); and mature in May 2026.

Fixed deposits consisted of the following:

		As of June 30, 2025
No.		Principal Amount	Interest Rate	Deposit date	Maturity date
		RMB
(1)	Jiangsu Suzhou Rural Commercial Bank Co., Ltd	8,000,000	3.200%	2023/05/10	2026/05/10
(2)	Jiangsu Suzhou Rural Commercial Bank Co., Ltd	3,000,000	3.200%	2023/05/11	2026/05/11
(3)	Jiangsu Suzhou Rural Commercial Bank Co., Ltd	8,000,000	3.200%	2023/05/12	2026/05/12
	Total	19,000,000

		As of June 30, 2024
No.		Principal Amount	Interest Rate	Deposit date	Maturity date
		RMB
(1)	Jiangsu Suzhou Rural Commercial Bank Co., Ltd	8,000,000	3.200%	2023/05/10	2026/05/10
(2)	Jiangsu Suzhou Rural Commercial Bank Co., Ltd	3,000,000	3.200%	2023/05/11	2026/05/11
(3)	Jiangsu Suzhou Rural Commercial Bank Co., Ltd	8,000,000	3.200%	2023/05/12	2026/05/12
	Total	19,000,000

NOTE 9 – PREPAYMENT FOR LAND USE RIGHTS

On November 26, 2021, the Company paid RMB10 million ($1.4 million) to the local government for land on which it planned to build a new plant. The land is in Jiangsu Province, with an area of approximately 13,000 square meters. Due to policy changes, the purchase of land use rights was not approved. On June 17, 2025, RMB10 million ($1.4 million) was refunded by the local government.

NOTE 10 – PROPERTY AND EQUIPMENT, NET

Property and equipment, at cost less accumulated depreciation, consisted of the following:

	As of June 30,
	2025	2024
Buildings	$3,987,807	$4,005,600
Computer and office equipment	151,668	158,033
Machinery and equipment	1,807,141	1,817,171
Vehicles	806,036	773,097
Construction in process	132,516	-
Subtotal	6,885,168	6,753,901
Less: accumulated depreciation	(4,252,122)	(3,963,010)
Property and equipment, net	$2,633,046	$2,790,891

For the years ended June 30, 2025, 2024 and 2023, depreciation was $412,028, $447,443 and $483,216, respectively.

NOTE 11 – INTANGIBLE ASSETS, NET

Intangible assets, net consisted of the following:

	As of June 30,
	2025	2024
Land use rights	$748,296	$751,635
Less: accumulated amortization	(225,736)	(211,710)
Intangible assets, net	$522,560	$539,925

For the years ended June 30, 2025, 2024 and 2023, amortization was $14,963, $15,020 and $15,434, respectively

Estimated future amortization is as follows as of June 30, 2025, by year:

12 months ending June 30,	Amortization expense
2026	$14,966
2027	14,966
2028	14,966
2029	14,966
2030	14,966
Thereafter	447,730
Total	$522,560

NOTE 12 – BANK LOANS

The Company’s bank loans are as follows:

		June 30, 2025
No.		Principal Amount	Principal Amount	Annual Interest Rate	Contract term
		RMB	$
(1)	Jiangsu Suzhou Rural Commercial Bank Co., Ltd	1,450,000	202,554	3.500%	2024/03/18-2027/03/18
(2)	Jiangsu Suzhou Rural Commercial Bank Co., Ltd	5,500,000	768,306	3.500%	2024/03/19-2027/03/19
(3)	Jiangsu Suzhou Rural Commercial Bank Co., Ltd	5,250,000	733,384	3.500%	2024/03/19-2027/03/19
(4)	Jiangsu Suzhou Rural Commercial Bank Co., Ltd	5,000,000	698,461	3.800%	2024/03/20-2025/07/01
(5)	Jiangsu Suzhou Rural Commercial Bank Co., Ltd	450,000	62,861	3.800%	2024/03/21-2027/03/20
(6)	Jiangsu Suzhou Rural Commercial Bank Co., Ltd	750,000	104,769	3.800%	2024/03/21-2027/03/20
(7)	Jiangsu Suzhou Rural Commercial Bank Co., Ltd	3,600,000	502,892	3.500%	2024/03/21-2027/03/20
(8)	Jiangsu Suzhou Rural Commercial Bank Co., Ltd	5,000,000	698,461	3.500%	2024/03/21-2027/03/20
(9)	Jiangyin Rural Commercial Bank	10,000,000	1,396,921	3.650%	2025/03/03-2026/03/02
(10)	China Merchants Bank Co., Ltd.	2,700,000	377,169	4.480%	2025/06/10-2025/08/21
(11)	Jiangsu Bank Co., Ltd.	3,000,000	419,076	3.500%	2025/05/29-2026/05/28
(12)	Jiangsu Bank Co., Ltd.	1,000,000	139,692	3.100%	2025/06/11-2026/06/10
(13)	Jiangsu Bank Co., Ltd.	4,000,000	558,768	3.100%	2025/06/11-2026/06/10
(14)	Jiangyin Rural Commercial Bank	10,000,000	1,396,921	3.650%	2025/03/03-2026/03/02
(15)	Jiangyin Rural Commercial Bank	18,000,000	2,514,459	3.650%	2025/05/06-2026/05/05
	Total bank loans	75,700,000	10,574,694
	Less: current portion	53,700,000	7,501,467
	Long-term loans	22,000,000	$3,073,227

On March 3, 2025, Wuxi Libang entered into a credit facility of RMB5 million ($698,461) with Jiangyin Rural Commercial Bank to finance its working capital requirements, with interest of 3.5% and a term of one year. As of June 30, 2025, Wuxi Libang had no outstanding borrowings from this credit facility.

	June 30, 2024
	Principal Amount	Principal Amount	Annual Interest Rate	Contract term
	RMB	$
Jiangsu Suzhou Rural Commercial Bank Co., Ltd	1,450,000	$203,457	3.500%	2024/03/18-2027/03/18
Jiangsu Suzhou Rural Commercial Bank Co., Ltd	5,500,000	771,735	3.500%	2024/03/19-2027/03/19
Jiangsu Suzhou Rural Commercial Bank Co., Ltd	5,250,000	736,656	3.500%	2024/03/19-2027/03/19
Jiangsu Suzhou Rural Commercial Bank Co., Ltd	5,000,000	701,577	3.800%	2024/03/20-2027/03/20
Jiangsu Suzhou Rural Commercial Bank Co., Ltd	450,000	63,142	3.800%	2024/03/21-2027/03/20
Jiangsu Suzhou Rural Commercial Bank Co., Ltd	750,000	105,237	3.800%	2024/03/21-2027/03/20
Jiangsu Suzhou Rural Commercial Bank Co., Ltd	3,600,000	505,136	3.500%	2024/03/21-2027/03/20
Jiangsu Suzhou Rural Commercial Bank Co., Ltd	5,000,000	701,577	3.500%	2024/03/21-2027/03/20
Jiangyin Rural Commercial Bank	10,000,000	1,403,154	3.650%	2024/03/04-2025/03/03
China Merchants Bank Co., Ltd.	2,700,000	378,852	4.930%	2024/04/02-2025/03/23
Jiangsu Bank Co., Ltd.	3,000,000	420,946	4.350%	2024/05/30-2025/05/29
Jiangsu Bank Co., Ltd.	5,000,000	701,577	3.600%	2024/06/18-2025/06/17
Jiangyin Rural Commercial Bank	6,000,000	841,893	3.650%	2024/05/15-2025/05/13
Jiangyin Rural Commercial Bank	10,000,000	1,403,154	3.650%	2024/03/06-2025/03/05
Jiangyin Rural Commercial Bank	12,000,000	1,683,785	3.650%	2024/05/14-2025/05/12
Bank of Hangzhou Co., Ltd	210,000	29,466	9.832%	2024/04/01-2026/03/27
Shenzhen Qianhai Webank	90,000	12,628	9.832%	2024/04/01-2026/03/27
Total bank loans	76,000,000	10,663,972
Less: current portion	48,871,429	6,857,415
Long-term loans	27,128,571	$3,806,557

(1)	On December 30, 2021, Suzhou Deji entered into two credit facilities of RMB2.1 million (approximately $300,000) and RMB27.7 million (approximately $3.9 million) with Jiangsu Suzhou Rural Commercial Bank to finance its working capital requirements. Suzhou Deji drew RMB1.45 million ($202,554) on March 18, 2024. This loan matures on March 18, 2027.

(2)	On December 30, 2021, Suzhou Deji entered into two credit facilities of RMB2.1 million (approximately $300,000) and RMB27.7 million (approximately $3.9 million) with Jiangsu Suzhou Rural Commercial Bank to finance its working capital requirements. Suzhou Deji drew RMB5.5 million ($768,306) on March 19, 2024. This loan matures on March 19, 2027.

(3)	On December 30, 2021, Suzhou Deji entered into two credit facilities of RMB2.1 million (approximately $300,000) and RMB27.7 million (approximately $3.9 million) with Jiangsu Suzhou Rural Commercial Bank to finance its working capital requirements. Suzhou Deji drew RMB5.25 million ($733,384) on March 19, 2024%. This loan matures on March 19, 2027.

(4)	On December 30, 2021, Suzhou Deji entered into two credit facilities of RMB2.1 million (approximately $300,000) and RMB27.7 million (approximately $3.9 million) with Jiangsu Suzhou Rural Commercial Bank to finance its working capital requirements. Suzhou Deji drew RMB5 million ($698,461) on March 20, 2024. The loan was repaid on July 1, 2025.

(5)	On December 30, 2021, Suzhou Deji entered into two credit facilities of RMB2.1 million (approximately $300,000) and RMB27.7 million (approximately $3.9 million) with Jiangsu Suzhou Rural Commercial Bank to finance its working capital requirements. Suzhou Deji drew RMB 450,000 ($62,861) on March 21, 2024. This loan matures on March 20, 2027.

(6)	On December 30, 2021, Suzhou Deji entered into two credit facilities of RMB2.1 million (approximately $300,000) and RMB27.7 million (approximately $3.9 million) with Jiangsu Suzhou Rural Commercial Bank to finance its working capital requirements. Suzhou Deji drew RMB 750,000 ($104,769) on March 21, 2024. This loan matures on March 20, 2027.

(7)	On December 30, 2021, Suzhou Deji entered into two credit facilities of RMB2.1 million (approxilately$300,000) and RMB27.7 million (approximately $3.9 million) with Jiangsu Suzhou Rural Commercial Bank to finance its working capital requirements. Suzhou Deji drew RMB3.6 million ($502,892) on March 21, 2024. This loan matures on March 20, 2027.

(8)	On December 30, 2021, Suzhou Deji entered into two credit facilities of RMB2.1 million (approximately $300,000) and RMB27.7 million (approximately $3.9 million) with Jiangsu Suzhou Rural Commercial Bank to finance its working capital requirements. Suzhou Deji drew RMB5 million ($698,461) on March 21, 2024. This loan matures on March 20, 2027.

(9)	On March 3, 2025, Li Bang Kitchen Appliance obtained a working capital loan of RMB10 million (approximately $1.4 million) from Jiangyin Rural Commercial Bank with a maturity date of March 2, 2026. The loan is guaranteed by Mr. Huang Feng and Ms. Li Funa.

(10)	On June 10, 2025, Li Bang Kitchen Appliance obtained a working capital loan of RMB2.7 million ($377,169) from China Merchants Bank Co., Ltd. and a maturity date of June 10, 2026. The loan was repaid August 21, 2025.

(11)	On May 30, 2024, Li Bang Kitchen Appliance obtained a working capital loan of RMB3 million ($419,076) from Jiangsu Bank Co., Ltd. and a maturity date of May 29, 2025. On May 28, 2025, Li Bang Kitchen Appliance extended the loan to May 28, 2026. The loan is collateralized by real estate, land use rights and patents.

(12)	On June 11, 2025, Li Bang Kitchen Appliance obtained a working capital loan of RMB1 million ($139,692) from Jiangsu Bank Co., Ltd., and a maturity date of June 10, 2026. The loan is collateralized by real estate, land use rights and patents.

(13)	On June 11, 2025, Wuxi Libang obtained a working capital loan of BMB4 million ($558,768) from Jiangyin Rural Commercial Bank and due on June 10, 2026. The loan is guaranteed by Mr. Huang Feng and collateralized by real estate and land use rights.

(14)	On March 3, 2025, Wuxi Libang obtained a working capital loan of RMB10 million (approximately $1.4 million) from Jiangyin Rural Commercial Bank and due on March 2, 2026. The loan is guaranteed by Mr. Huang Feng and Ms. Li Funa.

(15)	On May 6, 2025, Wuxi Libang obtained a working capital loan of RMB18 million (approximately $2.5 million) from Jiangyin Rural Commercial Bank and due on May 6, 2026. The loan is guaranteed by Mr. Huang Feng.

NOTE 13 – OTHER PAYABLES AND OTHER CURRENT LIABILITIES

Other payables and other current liabilities consisted of the following:

	As of June 30,
	2025	2024
Payroll payable	$813,223	$864,458
Interest-free borrowing from third parties	80,100	80,100
Accrued expenses	65,589	72,079
Deposits	-	14,032
Other	4,877	3,060
Other payables and other current liabilities	$963,789	$1,033,729

NOTE 14 – RELATED PARTY BALANCES AND TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Company as of June 30, 2025:

Name of related parties	Relationship with the Group
Huang Feng	Ultimate majority shareholder of the Company, CEO and Chairman of the Board
Fan Hu	Executive director and legal representative of Yangzhou Bangshijie and Nanjing Bangshijie

The following are related party balances which are non-interest bearing as of June 30, 2025 and 2024:

	2025	2024
Amounts due to related parties:
Huang Feng (1)	$210,490	$24,098
Fan Hu (1)	-	107,476
	$210,490	$131,574

(1)	The balances are primarily for business expenses paid on behalf of the Company.

NOTE 15 – NON-CONTROLLING INTERESTS

Non-controlling interests consisted of the following:

	June 30, 2025
	Yangzhou Bangshijie	Nanjing Bangshijie	Total
Deficit	$(2,999)	$(63,875)	$(66,874)
Accumulated other comprehensive income	182	3,111	3,293
Total non-controlling interests	$(2,817)	$(60,764)	$(63,581)

	June 30, 2024
	Yangzhou Bangshijie	Nanjing Bangshijie	Total
Deficit	$(2,995)	$(61,875)	$(64,870)
Accumulated other comprehensive income	170	2,849	3,019
Total non-controlling interests	$(2,825)	$(59,026)	$(61,851)

Yangzhou Bangshijie is a limited liability company incorporated on December 2, 2019, under the laws of China; Li Bang Kitchen Appliance holds a 90% equity interest. Nanjing Bangshijie is a limited liability company incorporated on November 25, 2019, under the laws of China; Li Bang Kitchen Appliance holds a 95% equity interest.

No capital contributions were received from non-controlling shareholders during the years ended June 30, 2025, 2024 and 2023.

NOTE 16 – OTHER INCOME (EXPENSES), NET

Other income (expenses), net consisted of the following:

	For the Years Ended June 30,
	2025	2024	2023
Non-project installation and maintenance revenue	$50,418	$107,476	$90,353
Rental income, net (1)	124,954	131,016	136,796
Consulting service revenue	8,543	97,092	15,392
Waste sales	36,027	23,830	14,449
Interest income from fixed deposits and loans receivable	236,363	98,502	-
Government subsidies (2)	246,530	119,267	-
Other income	46,607	19,628	29,573
Other expense	(31,683)	(10,383)	(292,024)
Other income (expenses), net	$717,759	$586,428	$(5,461)

(1)

On February 10, 2021, Wuxi Li Bang leased the property at No. 179 Xizhang Road, Gushan Town to Jiangyin Shuaina Home Furniture Technology Co., Ltd. The term is six years and the rent is RMB3,750,000 ($523,845) in total. The rent is paid yearly, RMB600,000 ($83,815) for the first three years and RMB650,000 ($90,800) for the following three years.

On January 1, 2022, Wuxi Li Bang leased part of the property at No. 190 Xizhang Road, Gushan Town, Jiangyin City to Leiluo Intelligent Technology (Jiangsu) Co., Ltd. The term was three years and the rent was RMB1,800,000 ($251,000) in total, and the annual rent was RMB600,000 ($90,800). On January 1, 2025, Wuxi Li Bang and Leiluo Intelligent Technology (Jiangsu) Co., Ltd. renewed lease for an additional three-year term, from January 1, 2025 to January 1, 2027, with annual rent of RMB 480,000 ($67,000).

(2)

In 2023, Li Bang Kitchen Appliance was recognized as an advanced manufacturing enterprise by the local government and enjoyed preferential policies of value-added tax deduction since fiscal year 2024.

For the year ended June 30, 2024, government subsidies primarily consisted of value-added tax deduction ($70,084), patent subsidies and technological development reward ($49,183).

For the year ended June 30, 2025, government subsidies primarily consisted of listing incentive ($195,533) and value-added tax deduction ($45,703).

NOTE 17 – TAXES

Corporation income taxes (“CIT”)

The Company is subject to income taxes on an entity basis on income from the location in which each entity is domiciled.

Li Bang International is incorporated in Cayman Islands as an offshore holding company and is not subject to tax on income or capital gains under the laws of the Cayman Islands.

Li Bang HK is incorporated in Hong Kong as a holding company with no activities. Under Hong Kong tax laws, an entity is not subject to income tax if no revenue is generated in Hong Kong.

The Company’s subsidiaries incorporated in the PRC are subject to Corporate Income Tax (“CIT”) on their taxable income as reported in their respective statutory financial statements adjusted in accordance with the PRC Enterprise Income Tax Laws (“PRC Income Tax Laws”). Each subsidiary in the PRC must file its own tax returns as consolidated returns are not permitted in the PRC.

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

Wuxi Li Bang is entitled to a reduced income tax rate of 15% and can benefit from the reduced income tax rate until December 2022. Li Bang Kitchen Appliance obtained the recognition of HNTE instead of Wuxi Li Bang on October 12, 2022. And the preferential rate of 15% was extended to October 2025.

(Loss) income before provision for income taxes consisted of:

	For the Years Ended June 30,
	2025	2024	2023
Outside China	$(445,386)	$(120,000)	$(216,100)
China	(596,442)	(1,441,607)	1,082,831
(Loss) income before provision for income taxes	$(1,041,828)	$(1,561,607)	$866,731

Income tax (benefit) expense consisted of the following:

	For the Years Ended June 30,
	2025	2024	2023
Current
China	$173,203	$1,834	$475,841
Deferred
China	(199,452)	(189,554)	(223,230)
Income tax (benefit) expense	$(26,249)	$(187,720)	$252,611

The following table reconciles the statutory rate to the Company’s effective tax rate:

	For the Years Ended June 30,
	2025	2024	2023
Income tax at expected tax rates	25.0%	25.0%	25.0%
Non-deductible expenses	(10.3)%	(6.9)%	18.2%
Effect of PRC preferential tax rate (1)	9.2%	(1.0)%	(31.3)%
Non-PRC entities not subject to PRC tax	(10.7)%	(1.9)%	6.2%
Allowance for DTA (2)	(9.5)%	(1.8)%	10.7%
Other	(1.2)%	(1.3)%	0.3%
Effective tax rate	2.5%	12.1%	29.1%

(1)

Li Bang Kitchen Appliance obtained recognition of HNTE on October 12,2022; and the preferential rate of 15% was extended to October 2025. Effective tax rate increased by 9.2%, decreased by 1.0% and 31.3% for the years ended June 30, 2025, 2024 and 2023, respectively.

For the year ended June 30, 2025, net income generated by Li Bang Kitchen Appliance was offset by losses of other subsidiaries of the Company, therefore the preferential tax rate of Li Bang Kitchen Appliance increased the overall effective tax rate of the Company.

(2)	The Company incurred net loss for the years ended June 30, 2025 and 2024. Since the Company may not generate sufficient future taxable income to utilize its net operating loss carryforwards, management recognized a full allowance for its deferred income tax assets (DTA), resulting in the decrease in effective tax rate in fiscal years 2025 and 2024.

Deferred tax assets

Components of deferred tax assets and liabilities were as follows:

	As of June 30,
	2025	2024
Allowance for expected credit losses	$690,158	$533,345
Deferred tax assets, net	$690,158	$533,345

Taxes Payable

Taxes payable consisted of the following:

	As of June 30,
	2025	2024
VAT	$938,643	$1,014,959
Income taxes	2,238,075	2,168,507
Dividend withholding	88,128	88,521
Other	3,570	1,240
Total	$3,268,416	$3,273,227

Other taxes payable consists mainly of tax obligations related to city construction taxes, education funds and withholding taxes related to dividends distributed to the Company’s shareholders.

NOTE 18 – CONCENTRATION OF MAJOR CUSTOMERS AND SUPPLIERS

Major customers

Details of the customers accounting for 10% or more of the Company’s total revenues are as follows:

	For the Years Ended June 30,
	2025		2024		2023
Customer A	$1,660,833	15.0%	$-	-	$-	-
Customer B	-	-	2,956,966	27.4%	-	-
Customer C	-	-	1,105,385	10.2%	-	-
Customer D	-	-	-	-	2,853,920	20.4%
Total	$1,660,833	15.0%	$4,062,351	37.6%	$2,853,920	20.4%

Details of the customers which accounted for 10% or more of the Company’s accounts receivable are as follows:

	As of June 30,
	2025		2024
Customer B	565,682	3.6%	1,655,031	10.7%
Total	$565,682	3.6%	$1,655,031	10.7%

Major suppliers

For the years ended June 30, 2025, 2024 and 2023, no supplier accounted for more than 10% of the Company’s total purchases. As of June 30, 2025, no supplier accounted for more than 10% of the Company’s trade accounts payable. As of June 30, 2024, one supplier accounted for 13.9% of the Company’s trade accounts payable.

NOTE 19 – COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Amounts accrued, as well as the total amount of possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the CFS. As of June 30, 2025 and 2024, the Company was not aware of any litigation or proceedings against it.

Warranties

In connection with the Company’s sales and installations, it provides warranties from 1 to 5 years for its products. The Company accepts product returns and exchange requests if the design size is not consistent with the on-site size or some small equipment specifications and models need to be changed. The Company has not experienced any material warranty claims.

Employment agreements

The Company entered into an employment agreement with each of its executive officers and employee directors for a specified time period. The Company may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer. The Company may also terminate an executive officer’s employment without cause upon advance written notice. The chief executive officer and employee director may resign at any time with advance written notice.

On December 16, 2024, Li Bang International entered into an employment agreement with our Chief Executive Officer, Mr. Huang Feng, for three years. The position is up for re-appointment every year by the board of directors (“BOD”). Mr. Huang is entitled to US$30,000 for each calendar year, payable quarterly.

On April 28, 2024, Li Bang International entered into an employment agreement with our Chief Financial Officer, Mr. Xia Liang, for three years. The position is up for re-appointment every year by the BOD Mr. Xia is entitled to US$30,000 for each calendar year, payable monthly.

On December 16, 2024, Li Bang International entered into an employment agreement with our Chief Operating Officer, Mr. Wu Jianhua, for three years. The position is up for re-appointment every year by the BOD. Mr. Wu is entitled toUS$30,000 for each calendar year, payable quarterly.

On May 14, 2022, Ms. Li Funa, a director, received and signed the offer letter provided by Li Bang International. The term shall continue until her successor is elected and qualified. The BOD may terminate the position as a director for any or no reason. The position is up for re-appointment every year by the BOD of the Company. Ms. Li is entitled to US$30,000 for each calendar year, payable monthly.

Lease Obligations

The Company leases certain office premises and apartments for employees under operating lease agreements with various terms that are less than one year in duration. Future minimum lease payments were $18,780 as of June 30, 2025.

Rent expense for the years ended June 30, 2025, 2024 and 2023 was $56,127, $50,323 and $50,885, respectively.

NOTE 20 – SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through the date of this report.

On September 30, 2025, the Company executed supplemental agreements to amend the due date of its loans receivable (see Note 7). Of the total loans receivable of $4,515,050 as of June 30, 2025, $1,000,000 was collected as of the date of this report and the remaining $3,515,050 will be collected no later than October 30, 2026. All other terms remain in effect.

In October 2025, Wuxi Libang drew down RMB5 million ($698,461) from the credit facility with Jiangyin Rural Commercial Bank (see Note 12) with annual interest of 3.5%. The loan is due January 2026.

NOTE 21 – PARENT COMPANY INFORMATION

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

As of June 30, 2025 and 2024, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the CFS, if any.

LI BANG INTERNATIONAL CORPORATION INC.

PARENT COMPANY BALANCE SHEETS

	As of June 30,
	2025	2024
ASSETS
Current assets:
Cash	$595	$-
Loans receivable	1,000,000	-
Prepaid expenses and other current assets	150,503	1
Total current assets	1,151,098	1
Non-current assets:
Non-current loans receivable	3,515,050	-
Deferred offering costs	-	80,000
Investment in subsidiaries	3,716,927	4,709,197
Total non-current assets	7,231,977	4,789,197

Total assets	$8,383,075	$4,789,198

LIABILITIES AND EQUITY
Current Liabilities
Other payables and other current liabilities	$505,100	$472,350
Total current liabilities	505,100	472,350

Total liabilities	505,100	472,350

COMMITMENTS AND CONTINGENCIES	-	-

EQUITY
Ordinary shares (par value $0.0001 per share, 500,000,000 shares authorized, 18,748,000 and 17,000,000 shares issued and outstanding as of June 30, 2025 and 2024, respectively)	1,875	1,700
Subscription receivables	(1,699)	(1,699)
Additional paid-in capital	6,831,401	2,236,677
Statutory reserves	800,096	755,100
Retained earnings	525,406	1,583,977
Accumulated other comprehensive loss	(279,104)	(258,907)
Total equity	7,877,975	4,316,848

Total liabilities and equity	$8,383,075	$4,789,198

LI BANG INTERNATIONAL CORPORATION INC.

PARENT COMPANY STATEMENTS OF (LOSS) INCOME AND COMPREHENSIVE (LOSS) INCOME

	For the Years Ended June 30,
	2025	2024	2023
Equity in (loss) income of subsidiaries	$(568,398)	$(1,251,141)	$832,918

Operating expenses:
General and administrative	(594,929)	(120,000)	(216,100)
Total operating expenses	(594,929)	(120,000)	(216,100)

Other income, net	149,752	-	-
Total other income, net	149,752	-	-

Net (loss) income	(1,013,575)	(1,371,141)	616,818
Foreign currency translation adjustment	(20,197)	80,656	(422,092)
Comprehensive (loss) income	$(1,033,772)	$(1,290,485)	$194,726

LI BANG INTERNATIONAL CORPORATION INC.

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Years Ended June 30,
	2025	2024	2023
Cash flows from operating activities:
Net (loss) income	$(1,013,575)	$(1,371,141)	$616,818
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Equity in loss (income) of subsidiaries	568,398	1,251,141	(832,918)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(150,502)	-	-
Other payables and other current liabilities	32,750	120,000	216,000
Net cash used in operating activities	(562,929)	-	(100)

Cash flows from investing activities:
Loans to third parties	(4,515,050)	-	-
Investment in subsidiaries	(202,000)	-	-
Net cash used in investing activities	(4,717,050)	-	-

Cash flows from financing activities:
Payment of offering costs	(88,199)	-	-
Net proceeds from initial public offering	5,368,773	-	-
Net cash provided by financing activities	5,280,574	-	-

Net increase (decrease) in cash	595	-	(100)
Cash at the beginning of the year	-	-	100
Cash at the end of the year	$595	$-	$-

Non-cash transactions:
Reclassification of deferred offering cost	$80,000	$-	$-