Form 20-F
period 2026-06-30
Li Bang International Corp Inc.
filed 2026-11-13
CIK 1896425

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2026

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

Feng HUANG

+86 0510-81630030
guanli@libangco.cn

No. 190 Xizhang Road, Gushan Town, Jiangyin City, Jiangsu Province

People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Class A ordinary shares, par value US$0.00001 per share	LBGJ	The Nasdaq Stock Market LLC (Nasdaq Capital Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

14,499 Class A ordinary shares, par value $0.00001 per share, and 773 Class B ordinary shares, par value $0.00001 per share, were issued and outstanding as of June 30, 2026 (retroactively adjusted to reflect the 1-for-200 share consolidation effected on August 3, 2026; at the extraordinary general meeting held on September 22, 2026, the Company’s shareholders approved a share capital reorganization, pursuant to which the par value of each share of our issued and unissued Class A ordinary shares and Class B ordinary shares was reduced from $0.002 to $0.00001.

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

☐ Yes ☒ No

i

Conventions Used in this Annual Report

Unless otherwise indicated or the context requires otherwise, references in this annual report on Form 20-F to:

●	“Aike Robot” is to Jiangsu Aike Robot Technology Co., Ltd., a limited liability company organized under the laws of the PRC and a majority-owned subsidiary of Li Bang WFOE.

●	“China” or the “PRC” is to the People’s Republic of China;

●	“Class A Ordinary Shares” are to the Class A ordinary shares of Li Bang International, par value $0.00001 per share as of the date of this annual report, each entitled to one (1) vote on all matters subject to vote at general meetings of Li Bang International;

●	“Class B Ordinary Shares” are to the Class B ordinary shares of Li Bang International, par value $0.00001 per share as of the date of this annual report, each entitled to fifteen (15) votes on all matters subject to vote at general meetings of Li Bang International.

●	“Leiluo Engineering Construction” is to Leiluo Engineering Construction (Jiangsu) Co., Ltd., a limited liability company organized under the laws of the PRC and a wholly-owned subsidiary of Li Bang WFOE.

●	“Li Bang HK” is to Li Bang International Hong Kong Holdings Limited, a Hong Kong limited company, which is a wholly-owned subsidiary of Li Bang International;

●	“Li Bang International”, “our company”, the “Company”, “we”, “us”, or “our” is to Li Bang International Corporation Inc., an exempted company incorporated in the Cayman Islands with limited liability;

●	“Li Bang Kitchen Appliance” is to Li Bang Kitchen Appliance Co., Limited, a limited liability company organized under the laws of the PRC and a wholly-owned subsidiary of Li Bang WFOE;

●	“Li Bang WFOE”, “WFOE”, or “Li Bang Intelligent Technology” is to Jiangsu Li Bang Intelligent Technology Co., Limited, a wholly foreign-owned enterprise in the PRC and a wholly owned subsidiary of Li Bang HK;

●	“Nanjing Bangshijie” is to Nanjing Bangshijie Kitchen Appliance Co., Ltd, a limited liability company organized under the laws of the PRC and a subsidiary of Li Bang Kitchen Appliance;

●	“Operating Subsidiaries” are to Li Bang WFOE, Suzhou Deji, Wuxi Li Bang, Li Bang Kitchen Appliance and its subsidiaries, Leiluo Engineering Construction, Shengwosi Cleaning Technology and Aike Robot;

●	“Ordinary Shares” are to the Class A Ordinary Shares and Class B Ordinary Shares, taken together as a single class;

●	“RMB” is to the legal currency of China;

●	“SEC” is to the United States Securities and Exchange Commission;

●	“Shengwosi Cleaning Technology” is to Shengwosi Cleaning Technology (Wuxi) Co., Ltd., a limited liability company organized under the laws of the PRC and a majority-owned subsidiary of Li Bang WFOE.

●	“Suzhou Deji” is to Suzhou Deji Kitchen Engineering Co., Limited a limited liability company organized under the laws of the PRC and a wholly-owned subsidiary of Li Bang WFOE;

●	“U.S. dollars,” “$,” “US$,” and “dollars” are to the legal currency of the United States.

●	“Wuxi Li Bang” is to Wuxi Li Bang Kitchen Appliance Co., Limited, a limited liability company organized under the laws of the PRC and a wholly-owned subsidiary of Li Bang WFOE;

●	“Yangzhou Bangshijie” is to Yangzhou Bangshijie Kitchen Appliance Co., Ltd, a limited liability company organized under the laws of the PRC and a subsidiary of Li Bang Kitchen Appliance;

This annual report on 20-F contains translations of certain RMB amounts into U.S. dollar amounts at specified rates solely for the convenience of the reader. The relevant exchange rates are listed below. No representation is made that the RMB amounts referred to in this annual report could have been or could be converted into U.S. dollars at such rate:

	June 30,		For the Years Ended June 30,
	2026	2025	2026	2025	2024
Foreign currency	Balance Sheet	Balance Sheet	Profit/Loss	Profit/Loss	Profit/Loss
RMB:1USD	6.8109	7.1586	7.0034	7.1599	7.1326

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

SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain matters discussed in this annual report on Form 20-F may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. The words “expect,” “anticipate,” “intend,” “aim,” “will,” “project,” “target,” “plan,” “believe,” “seek,” “estimate,” and similar expressions are intended to identify such forward-looking statements. Such statements include, among others, those concerning market and industry segment growth and demand and acceptance of new and existing products; any projections of sales, earnings, revenue, margins or other financial items; any statements of the plans, strategies and objectives of management for future operations; and any statements regarding future economic conditions or performance, as well as all assumptions, expectations, predictions, intentions or beliefs about future events.

Our actual results may differ materially from the results anticipated in these forward-looking statements due to a variety of factors, including, without limitation, those discussed under “Item 3-Key Information-Risk Factors,” “Item 4-Information on the Company,” “Item 5-Operating and Financial Review and Prospects,” and elsewhere in this report, as well as factors which may be identified from time to time in our other filings with the SEC or in the documents where such forward-looking statements appear. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements. We would like to caution you not to place undue reliance on these forward-looking statements. We operate in a rapidly evolving environment. New risks emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. The forward-looking statements contained in this report reflect our views and assumptions only as of the date this report is signed. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law. Readers are urged to carefully review and consider the various disclosures made by us in this report and our other filings with the SEC. These reports attempt to advise interested parties of the risks and factors that may affect our business, financial condition and results of operations and prospects.

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

OVERVIEW

Our Company Structure

Li Bang International Corporation Inc. (“Li Bang International”, “the Company”, “we”, “us”, “our” and similar terms) was incorporated in the Cayman Islands on July 8, 2021. Li Bang International is not a PRC operating company but a Cayman Islands holding company conducting operations in China primarily through its subsidiaries incorporated in the PRC, including Li Bang WFOE, Suzhou Deji, Wuxi Li Bang, Li Bang Kitchen Appliance and its subsidiaries, Leiluo Engineering Construction, Shengwosi Cleaning Technology and Aike Robot (collectively, the “Operating Subsidiaries”). Investors in our Class A Ordinary Shares should be aware that you do not directly hold equity interests in the Operating Subsidiaries. Investors can only purchase equity in Li Bang International, our Cayman Islands holding company, which indirectly owns majority equity interests in the PRC Operating Subsidiaries. We do not have or intend to have any contractual arrangements to establish a variable interest entity (“VIE”) structure with any entity in PRC.

We face various legal and operational risks and uncertainties associated with being based in or having our operations primarily in mainland China and the complex and evolving PRC laws and regulations. For example, we face risks associated with the fact that the PRC government has significant authority in regulating our operations and may influence or intervene in our operations at any time, regulatory approvals on offerings conducted overseas by, and foreign investment in, China-based issuers, anti-monopoly regulatory actions, and oversight on data security. These risks could result in a material adverse change in our operations and the value of our securities, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline or become of little or no value. For a detailed description of risks related to doing business in mainland China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

The following chart shows our corporate structure as of the date of this annual report, including our majority-owned subsidiaries:

Adoption of Dual-Class Share Structure

On June 27, 2025, our shareholders approved an amendment and restatement of our memorandum and articles of association to adopt a dual-class share structure, pursuant to which our then-issued and outstanding ordinary shares were re-designated as Class A ordinary shares, each entitled to one (1) vote per share, and 50,000,000 then authorized but unissued ordinary shares were re-designated as Class B ordinary shares, each entitled to 15 votes per share. Following the adoption of the dual-class share structure, the Company repurchased an aggregate of then 15,436,000 Class A ordinary shares held by Maple Huang Holdings Limited and Funa Lee Holdings Limited and issued to those shareholders an equal number of Class B ordinary shares as consideration for the repurchase.

Mr. Feng HUANG, our Chief Executive Officer and Chairman of the Board of Directors, has the voting and dispositive power of all the shares held by Maple Huang Holdings Limited. Ms. Funa LI, our director and the spouse of Mr. Huang, has the voting and dispositive power of all the shares held by Funa Lee Holdings Limited. Mr. Huang and Ms. Li beneficially owned all of our then outstanding Class B ordinary shares following completion of the adoption of the dual-class share structure and the aforementioned repurchase and issuance transactions.

The Class A ordinary shares began trading on The Nasdaq Capital Market on November 21, 2025, under the same symbol “LGBJ” and the same CUSIP number of G5480M102. The Class B ordinary shares are not be listed and traded on The Nasdaq Capital Market or any other exchange.

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

As of the date of this annual report, Wei, Wei & Co., LLP, our auditor, is not subject to the determinations as to inability to inspect or investigate registered firms completely announced by the PCAOB on December 16, 2021.

However, we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. See “Item 3. Key Information—D. Risk Factors— Risks Related to Doing Business in China—The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the HFCAA all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering” on page 31 and “—Trading in our securities may be prohibited under the HFCAA and as a result an exchange may determine to delist our securities if it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction” on page 33.

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

We completed the required filings with the CSRC for our initial public offering (“IPO”) in accordance with the requirements under the Filing Rules, and the CSRC concluded the filing procedure and published the filing results on the CSRC website on April 22, 2024. Additionally, according to the Filing Rules, an issuer that issues securities in the same overseas market after its overseas offering and listing shall file with the CSRC within three (3) working days after the completion of the offering. In accordance with the requirements under the Filing Rules and in connection with our “at the market” offering commenced in February 2026, we submitted the requisite initial filing with the CSRC on March 10, 2026. As this “at the market” offering is regarded as a subsequent securities offering in the same overseas market under the Filing Rules, our PRC counsel, Beijing Kangda Law Firm Hangzhou Office, has advised us that we are required to submit a supplemental report with the CSRC within three (3) working days after the initial sale of our securities in this “at the market” offering and another supplemental report upon the completion of this “at the market” offering. As of the date of this annual report, neither we nor our subsidiaries have received any inquiry, notice, warning, or sanctions regarding our overseas listing from the CSRC or any other PRC governmental authorities. However, any future capital raising activities such as follow-on equity or debt offerings, listing on other stock exchanges and going private transactions, may also be subject to the filing requirement with the CSRC. Failure to complete such filing procedures as required under the Filing Rules, or a rescission of any such filings completed by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in mainland China, and other forms of sanctions that may materially and adversely affect our business, financial condition and results of operations. For detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in mainland China—We may be required to complete filing procedures with the China Securities Regulatory Commission in connection with our future offerings. We cannot predict whether we will be able to complete such filing on a timely manner, or at all.”

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

Additionally, in accordance with PRC corporate law, a domestic company is required to maintain a surplus reserve of at least 10% of its annual after-tax profit until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. The aforementioned reserves can only be used for specific purposes and may not be distributed as cash dividends. Suzhou Deji, Wuxi Li Bang, Li Bang Kitchen Appliance and its subsidiaries, Leiluo Engineering Construction, Shengwosi Cleaning Technology and Aike Robot were established as domestic companies; therefore, each is subject to the above-mentioned restrictions on distributable profits.

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

Risks Related to Our Business and Industry

●	Our business is highly dependent on our brand strength and reputation, and if we fail to maintain and enhance our brand and reputation, consumer recognition of and trust in our products could be materially and adversely affected;

●	Changes in the availability, quality, and cost of key raw materials, transportation, and other necessary supplies or services could have a material adverse effect on our business, financial condition, and results of operations;

●	Our business is dependent on certain major customers and changes or difficulties in our relationships with our major customers may harm our business and financial results;

●	We face intense competition, and if we fail to compete effectively, we may lose market share, and our results, prospects, and results of operations may be materially and adversely affected;

●	We may fall behind in the race for research and development advancement, and our intelligent kitchen products and systems may not be the most competitive in the market;

●	Our Operating Subsidiaries establish business relationship with our customers through governmental and open procurement platforms. If we are prevented from using any of the platforms, our numbers of customers may be decreased, and our business and results of operations may be materially and adversely affected;

●	Our efforts and investments in technology development may not always produce the expected result;

●	Our production may be subject to disruptions and delays;

●	We are exposed to risks associated with the storage of the products we sell;

●	Failure to maintain optimal inventory levels may increase the cost of holding inventory or cause us to lose sales;

●	Any quality problems associated with our products may result in lost customers and sales, and we may face product liability claims if the problems are related to our products;

●	Our facilities and operations may require significant investment and upgrades;

●	Regulatory actions, legal proceedings, and customer complaints against us could harm our reputation and have a material adverse effect on our business, results of operations, financial condition, and prospects;

●	We may fail to protect our intellectual properties;

●	Our employees are at risk of serious injury from the use of production equipment and machinery;

●	We may be subject to intellectual property infringement claims;

●	We may fail to make necessary or desirable strategic alliances, acquisitions, or investments, and even where we pursue them, we may be unable to complete them, or to complete them on the terms we originally propose, and we may not be able to achieve the benefits we expect from the alliances, acquisitions, or investments we make;

●	Our success depends on the continuing efforts of our senior management and key employees;

●	Our subsidiaries are required to obtain and hold various licenses and permits in China, failure to do so could have a material adverse effect on us;

●	If we fail to implement and maintain an effective system of internal controls to remediate our material weaknesses over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud;

●	We have extended, and may continue to extend, loans to third parties, principally our business partners, and if these loans are not repaid on time or at all, our financial condition and results of operations, as well as our relationships with the affected partners, may be materially and adversely affected; and

●	There is substantial doubt about our ability to continue as a going concern.

Risks Related to Our Corporate Structure

●	We rely on dividends and other distributions on equity paid by the Operating Subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of the Operating Subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business;

●	We are a Cayman Islands holding company with no operations of our own, and we conduct all of our operations through our PRC Operating Subsidiaries held indirectly through our Hong Kong holding company and our WFOE; investors hold equity in the offshore holding company and do not hold shares in our Operating Subsidiaries; and

●	Because we are a Cayman Islands company that conducts substantially all of its operations and holds substantially all of its assets in China, it may be difficult for investors to enforce judgments or protect shareholder rights, and our layered offshore structure adds further complexity.

Risks Related to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations;

●	Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China with little advance notice could adversely affect us and limit the legal protections available to you and us;

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our management named in this report. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China;

●	We rely on loans for our liquidity and we may not be able to continue to obtain financing from banks in China;

●	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our recent offering to make loans or additional capital contributions to our PRC Subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business;

●	The Chinese government exerts substantial influence over the manner in which we must conduct our business activities, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares. The Chinese government may intervene or influence our operations at any time, which could result in a material change in our operations and the value of our Class A Ordinary Shares. Additionally, government and regulatory interference could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless;

●	We may be required to complete filing procedures with the China Securities Regulatory Commission in connection with our future offerings. We cannot predict whether we will be able to complete such filing on a timely manner, or at all.

●	Uncertainties exist with respect to the interpretation and implementation of the enacted Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations;

●	We rely on dividends and other distributions on equity paid by our PRC Subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC Subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business;

●	Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our Class A Ordinary Shares;

●	Governmental control of currency conversion may limit our ability to utilize our cash on hand effectively and affect the value of your investment.

●	We must remit the proceeds of our future offerings to our Operating Subsidiaries in the PRC before they may be used to benefit our business, and this process may take a number of months;

●	Failure to make adequate contributions to various employee benefit plans and withhold individual income tax on employees’ salaries as required by PRC regulations may subject us to penalties.

●	Increases in labor costs and enforcement of stricter labor laws and regulations in China may adversely affect our business and our profitability.

●	PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

●	If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

●	We may not be able to obtain certain benefits under relevant tax treaties on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary.

●	Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

●	The Holding Foreign Companies Accountable Act, and related SEC and PCAOB actions and Nasdaq rule changes, call for additional and more stringent criteria to be applied to companies with operations in emerging markets, including China. Although our auditor is a U.S.-based firm that is subject to PCAOB inspection, we cannot assure you that these developments will not adversely affect us.

●	Trading in our securities may be prohibited under the HFCAA and as a result an exchange may determine to delist our securities if it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction; and

●	It is unclear whether we will be subject to the oversight of the CAC and how such oversight may impact us. Our business could be interrupted or we could be subject to liabilities which may materially and adversely affect the results of our operations and the value of your investment.

●	If the custodians or authorized users of controlling non-tangible assets of our company, including our corporate chops and seals, fail to fulfil their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.

●	A downturn in the Hong Kong, China or global economy, and economic and political policies of China could materially and adversely affect our business and financial condition.

●	Changes in U.S. and Chinese regulations or in relations between the U.S. and China may adversely impact our business, our operating results, our ability to raise capital and the market price of our Class A Ordinary Shares. Any such changes may take place quickly and with very little notice.

Risks Related to Our Class A Ordinary Shares

●	Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class B Ordinary Shares may view as beneficial;

●	The trading price of the Class A Ordinary Shares is likely to be volatile, which could result in substantial losses to investors;

●	We may experience extreme share price volatility, including any stock-run up, unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

●	If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding our Class A Ordinary Shares, the market price for the Class A Ordinary Shares and trading volume could decline.

●	We currently do not expect to pay dividends in the foreseeable future and you must rely on price appreciation of our Class A Ordinary Shares for return on your investment;

●	You may experience dilution of your holdings due to the inability to participate in a rights offering.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited because we are incorporated under Cayman Islands law.

●	We have conducted equity financings and issued additional Class A Ordinary Shares and we may continue to raise capital through further issuances; these issuances are dilutive and have contributed to significant volatility in the price of our Class A Ordinary Shares.

●	Certain judgments obtained against us by our shareholders may not be enforceable.

●	As a “controlled company” under the rules of The Nasdaq Capital Market, we may choose to exempt our Company from certain corporate governance requirements that could have an adverse effect on our public shareholders;

●	We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements;

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

●	We have incurred increased costs as a result of being a public company.

●	We may be deemed to be an investment company under the Investment Company Act of 1940 as a result of our loans and investments, which could require us to register as an investment company, impose substantial restrictions on our operations, render our contracts unenforceable, and expose us to regulatory enforcement and investor rescission claims.

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

Our raw materials consist primarily of stainless steel. The cost of raw material represented 40.2%, 51.0% and 50.8% of our total cost of revenues for the years ended June 30, 2026, 2025 and 2024, respectively. We are exposed to fluctuations in the prices of raw materials, transportation, and other necessary supplies or services due to factors beyond our control, such as policies, inflation, fluctuations in currency exchange rates, changes in weather, or changes in the supply and demand for such relevant raw materials, prices of bulk raw material products, which could result in higher costs of our products and services if prices of major raw materials continue to increase. We may not be able to offset the price increases by increasing our product prices, in which case our margins would decline and our financial condition and results of operations could be materially and adversely affected. In addition, if we significantly increase the prices of our products, we may lose our competitive advantage. This in turn could result in a loss of sales and customers. In either case, our business, financial condition, and results of operations could be materially and adversely affected.

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

For the year ended June 30, 2026, two customers accounted for approximately 52% of the Company’s total revenue. As of June 30, 2026, one customer accounted for more than 10% of the Company’s trade accounts receivable. For the year ended June 30, 2025, one customer accounted for approximately 15% of the Company’s total revenue. As of June 30, 2025, no customer accounted for more than 10% of the Company’s trade accounts receivable. For the year ended June 30, 2024, two customers accounted for approximately 38% of the Company’s total revenue. As of June 30, 2024, one customer accounted for approximately 11% of the Company’s trade accounts receivable. All of our customers are in China.

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

We may fall behind in the race for research and development advancement, and our intelligent kitchen products and systems may not be the most competitive in the market.

A significant part of our strategy and future growth depends on our ability to continue to develop intelligent commercial kitchen equipment, including our intelligent stoves, intelligent pressure and soup cookers, energy-saving steam cabinets, cooking robots, and integrated and networked kitchen systems. The market for these products is characterized by rapid technological change, evolving industry standards, frequent introductions of new and enhanced products, and changing customer requirements. Our competitors, some of which have greater financial, technical, research, and marketing resources than we do, are also investing in intelligent and automated kitchen technologies. As a result, the technologies, features, or performance of our intelligent products and systems may not keep pace with, or may be surpassed by, those of our competitors.

Our R&D efforts may be costly, and there is no assurance that they will succeed. We may fail to anticipate customer preferences, to select the right technologies to pursue, to develop products that achieve market acceptance, or to bring new products to market as quickly or at as low a cost as our competitors. Even where our products are technically advanced, they may not be perceived by customers as the most competitive in terms of intelligence, reliability, energy efficiency, price, or functionality, and customers may choose competing products instead. If our intelligent cookware, appliances, or systems are not, or are not perceived to be, the most competitive available, we may lose existing and potential customers, experience declining sales and margins, and be required to increase our research and development or marketing expenditures to remain competitive. Any of the foregoing could materially and adversely affect our business, prospects, financial condition, and results of operations.

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

Maintaining optimal inventory levels is important to the success of our business. Inventory balances are approximately 10.7% and 7.6% of our total current assets as of June 30, 2026 and 2025, respectively. Inventory turnover measures how fast a company sells inventory. The speed at which a company can sell inventory is a critical measure of business performance. A low turnover implies weak sales and possibly excess inventory, also known as overstocking. A high ratio, on the other hand, implies either strong sales or insufficient inventory. The Company calculated inventory turnover by dividing the cost of goods by average inventory, of which average inventory is done by dividing the sum of beginning inventory and ending inventory by two. The inventory turnover days are calculated by dividing 360 by inventory turnover. Our inventory turnover days were approximately 96 days and 75 days as of June 30, 2026 and 2025, respectively. The increase in our inventory balances, together with the increase in inventory turnover days in the year ended June 30, 2026 reflects a greater proportion of our current assets held in inventory and a longer inventory holding period, which may increase our exposure to excess or obsolete inventory, inventory write-downs and additional storage costs and could adversely affect our profitability and cash flows. We are exposed to inventory risk due to a number of factors beyond our control, including changing consumer trends and customer preferences and the introduction of competitive products. In addition, we generally estimate the demand for the products we will sell in advance of actual sales in connection with preparing our inventory. We cannot assure you that we will be able to accurately predict such trends and events and maintain adequate inventories at all times. A sudden decline in market demand for the products we sell could result in excess or obsolete inventory, and we may be forced to offer discounts or conduct promotional activities to dispose of slow-moving inventory, which could have a material adverse effect on our financial condition and results of operations. On the other hand, a shortage of inventory could cause us to lose sales, and our business, financial condition, results of operations, and prospects could be materially and adversely affected.

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

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how, or other intellectual property rights held by third parties. As of the date of this Annual Report, our Operating Subsidiaries have 26 trademarks, 52 registered patents, and 1 registered domain name. We may be from time to time in the future, be subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by our products, services, or other aspects of our business without our awareness. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

We may fail to make necessary or desirable strategic alliances, acquisitions, or investments, and even where we pursue them, we may be unable to complete them, or to complete them on the terms we originally propose, and we may not be able to achieve the benefits we expect from the alliances, acquisitions, or investments we make.

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

We propose or evaluate potential acquisitions and/or strategic investments from time to time as opportunities arise. There can be no assurance, however, that any such proposed transaction will be completed. Whether we are able to identify, negotiate, and consummate an acquisition depends on many factors beyond our control, including prevailing market and industry conditions, the availability of suitable targets, our ability to agree with counterparties on valuation and the terms of negotiation, the outcome of due diligence, the availability of financing on acceptable terms, and the receipt of any required corporate, governmental, or regulatory approvals in the PRC and elsewhere. As a result, we may suspend or abandon proposed transactions, or the terms on which a transaction is ultimately completed may differ materially from those we originally contemplated. For example, on February 25, 2026, Jiangsu Li Bang Intelligent Technology Co., Ltd., our wholly-owned subsidiary, entered into an equity transfer agreement to acquire an aggregate 51% equity interest in Suzhou Yufengyuan Food Distribution Co., Ltd., a catering service provider in China; that agreement originally included a special voting arrangement under which, notwithstanding our 51% equity interest, voting rights would be shared equally between us and the sellers for two years following closing, and we subsequently entered into a new equity transfer agreement in April 2026 that removed the special voting arrangement in order to enhance our control over the target. As of the date of this Annual Report, the parties have not made substantial progress toward completing the transaction and have mutually agreed to terminate the agreement and release each other from all liabilities arising thereunder. The parties entered into a termination letter effective as of October 8, 2026. This transaction illustrates that the terms on which we propose acquisitions may need to be renegotiated and that the control and other benefits we expect may not be realized as initially structured.

The costs of identifying and consummating strategic acquisitions may be significant and subsequent integrations of newly acquired companies, businesses, assets, and technologies would require significant managerial and financial resources and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our growth and business operations. In addition, investments and acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, and exposure to potential unknown liabilities of the acquired business. The acquired businesses or assets may not generate the financial results we expect and may incur losses. The cost and duration of integrating newly acquired businesses could also materially exceed our expectations. Where we acquire less than full ownership or agree to shared governance or voting arrangements, we may be unable to direct the target’s operations as we intend, and disputes may arise with the other equity holders.

Our success depends on the continuing efforts of our senior management and key employees.

Our future success is significantly dependent upon the continued service of our senior management and other key employees. If we lose their service, we may not be able to locate suitable or qualified replacements and may incur additional expenses to recruit and train new staff, which could severely disrupt our business and growth. Our Chairman and chief executive officer, Mr. Feng Huang, and other management members are critical to our vision, strategic direction, culture, and overall business success. If there is any internal organizational structure change or change in responsibilities for our management or key personnel, or if one or more of our senior management members were unable or unwilling to continue in their present positions, the operation of our business and our business prospects may be adversely affected. Our employees, including members of our management, may choose to pursue other opportunities. If we are unable to motivate or retain key employees, our business may be severely disrupted, and our prospects could suffer. In addition, although we have entered into confidentiality and non-competition agreements with our management, there is no assurance that our management members would not join our competitors or form a competing business. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China, or we may not be able to enforce them at all.

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

We completed our initial public offering and listed our ordinary shares on the Nasdaq Capital Market in October 2024. Prior to becoming a public company, we operated as a private company with limited accounting personnel and other resources with which to address our ICFR. In connection with the audits of our CFS included in this Annual Report, we and our independent registered public accounting firm identified material weaknesses in our ICFR. As defined in the standards established by the U.S. PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in ICFR, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

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

Following the identification of the material weaknesses and other deficiencies, we have taken measures and plan to continue to take measures to remediate these control deficiencies. See “Item 15. Controls and Procedures.” However, the implementation of these measures may not fully address the material weaknesses and other deficiencies in our ICFR, and we cannot conclude that they have been fully remediated. Our failure to correct the material weaknesses and other deficiencies or our failure to discover and address any other deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective ICFR could significantly hinder our ability to prevent fraud.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) as well as rules and regulations of The Nasdaq Stock Exchange. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and ICFR. We are required by Section 404 of the Sarbanes-Oxley Act to perform system and process evaluation and testing of our ICFR to allow management to report on the effectiveness of our ICFR in our Form 20-F beginning with our annual report in our second annual report after becoming a public company. Prior to our recent offering, we were never required to test our internal controls within a specified period, and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner.

We are an “emerging growth company” within the meaning of the Securities Act, and for so long as we remain an emerging growth company we are exempt from the auditor attestation requirement under Section 404(b) of the Sarbanes-Oxley Act with respect to our ICFR; management, however, remains subject to the requirement to assess and report on the effectiveness of our ICFR under Section 404(a) once applicable. After we cease to qualify as an emerging growth company, our independent registered public accounting firm will be required to attest to and report on the effectiveness of our ICFR, which will increase our compliance costs and the risk that deficiencies are identified.

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

We have extended, and may continue to extend, loans to third parties, principally our business partners, and if these loans are not repaid on time or at all, our financial condition and results of operations, as well as our relationships with the affected partners, may be materially and adversely affected.

From time to time we have extended, and we may in the future continue to extend, loans and other financial accommodations to third parties, principally our business partners. We may make these loans to support or strengthen commercial relationships, to facilitate joint business initiatives, or in connection with strategic alliances, acquisitions, or investments. These loans expose us to credit and counterparty risk. The ability of a borrower to repay depends on its financial condition, business performance, access to liquidity, and general economic and market conditions in China, all of which are outside our control. We may have limited ability to monitor a borrower’s financial condition or use of proceeds, and our loans may be unsecured or inadequately secured.

If any of these loans is not repaid when due, or at all, we may be required to record allowances for credit losses, write off all or part of the outstanding amounts, or incur costs in pursuing collection or enforcement, any of which could materially and adversely affect our financial condition, liquidity, and results of operations. In addition, because these loans are extended principally to our business partners, a default, a dispute over repayment, or our efforts to enforce repayment could damage or terminate our commercial relationship with the affected partner, disrupt related business arrangements, and harm our reputation with other partners and customers. Any of the foregoing could materially and adversely affect our business, financial condition and results of operations.

There is substantial doubt about our ability to continue as a going concern.

We incurred net losses of approximately $3.8 million, $1.0 million and $1.4 million for the years ended June 30, 2026, 2025 and 2024, respectively, and as of June 30, 2026 we had a working capital deficit of approximately $4.3 million and an accumulated deficit of approximately $3.3 million. These conditions raise substantial doubt about our ability to continue as a going concern.

In that regard, the report of our independent registered public accounting firm on our consolidated financial statements for the year ended June 30, 2026 contains an explanatory paragraph stating that these conditions raise substantial doubt about our ability to continue as a going concern. Our consolidated financial statements have been prepared assuming that we will continue as a going concern and do not include any adjustments to the recoverability or classification of recorded asset amounts, or to the amounts or classification of liabilities, that might be necessary should we be unable to continue as a going concern. If we become unable to continue as a going concern, we may be forced to curtail or cease our operations, liquidate assets at amounts significantly below their carrying values, and seek protection under applicable insolvency laws, in which case our investors could lose all or a substantial part of their investment.

Our ability to continue as a going concern depends on our ability to generate sufficient cash flows to meet our operating and capital expenditure commitments and, in particular, on our ability to reduce our accounts and loans receivable, maintain our gross profit, control our operating expenses, and obtain additional financing. We have historically depended on financing activities (including public and private equity offerings) and bank loans to fund our operations, and our future operations are dependent upon equity or debt financing and our ability to generate profits through operations at an indeterminate time in the future. We cannot assure you that we will be successful in completing an equity or debt financing or in achieving or maintaining profitability in the near term.

Although in July 2026 we raised gross proceeds of approximately $8.7 million (net proceeds of approximately $7.6 million after deducting sales agent fees) through at-the-market sales of 116,743,749 Class A ordinary shares (583,719 shares after giving effect to our share consolidation) under the Sales Agreement dated February 13, 2026, and although Mr. Feng Huang and Ms. Funa Li, as our major shareholders, have indicated an intent and ability to provide certain financial support if we require additional funding, we cannot assure you that any such financing or shareholder support will in fact be available to us, will be available on acceptable terms, or will be sufficient to fund our working capital requirements and satisfy our obligations as they become due. Any support that our major shareholders have indicated they are willing to provide may be withdrawn, reduced, or delayed. Sales under our at-the-market program and any future equity financings would dilute our existing shareholders, potentially substantially, and any debt financing may impose covenants that restrict our operations. If we are unable to obtain adequate financing or financing on terms satisfactory to us when required, our ability to continue to support our business operations and to respond to business opportunities and challenges would be significantly limited.

The existence of substantial doubt about our ability to continue as a going concern, and the going concern explanatory paragraph in our auditor’s report, may make it more difficult for us to raise capital on favorable terms, may discourage investors, customers, suppliers, lenders and strategic partners from transacting with us, and may adversely affect the trading price of our securities.

Risks Related to Our Corporate Structure

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

We are a Cayman Islands holding company with no operations of our own, and we conduct all of our operations through our PRC Operating Subsidiaries held indirectly through our Hong Kong holding company and our WFOE; investors hold equity in the offshore holding company and do not hold shares in our Operating Subsidiaries.

Li Bang International Corporation Inc. is a holding company incorporated in the Cayman Islands. We do not conduct any business operations of our own. We conduct substantially all of our operations in the PRC indirectly through our Operating Subsidiaries, and our only material assets are the equity interests we hold, directly or indirectly, in those subsidiaries. Investors in our Class A Ordinary Shares do not directly hold any equity interest in the Operating Subsidiaries; investors can purchase equity only in Li Bang International Corporation Inc., our Cayman Islands holding company, which indirectly owns a majority of the equity interests in the Operating Subsidiaries. We do not have, and do not intend to establish, any contractual arrangements constituting a variable interest entity (“VIE”) structure with any entity in the PRC.

Because we have no operations of our own, our ability to pay our expenses, service any indebtedness we may incur, and pay dividends on our Class A Ordinary Shares depends entirely on the earnings of, and the distribution of funds from, our Operating Subsidiaries. If our Operating Subsidiaries do not generate sufficient earnings, or are otherwise unable or unwilling to remit funds to us, we may be unable to meet our obligations or to make any distributions to our shareholders. Our Operating Subsidiaries are separate and distinct legal entities, and they have no obligation to pay any amounts due on our securities or to make funds available to us for that purpose, whether by dividend, loan, or otherwise.

The ability of our Operating Subsidiaries to make distributions to us is subject to significant legal and regulatory restrictions. Under current PRC regulations, our PRC subsidiaries may pay dividends only out of their accumulated profits, if any, as determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year to fund a statutory reserve until that reserve reaches 50% of the subsidiary’s registered capital. These statutory reserves are not distributable as cash dividends except in the event of liquidation. As a result, a portion of our PRC subsidiaries’ net assets is not available for distribution to us. Dividends paid by our PRC subsidiaries to our offshore entities may also be subject to PRC withholding tax, currently at a rate of 10% for dividends paid to a foreign enterprise investor absent applicable treaty relief, which would further reduce the amount of cash available to us.

The remittance of funds out of the PRC is also subject to currency and capital-control requirements. The PRC government imposes controls on the conversion of Renminbi into foreign currencies and on the remittance of currencies out of the PRC, and PRC regulatory authorities have from time to time implemented, and may in the future further tighten, measures that subject cross-border dividend payments, shareholder-loan repayments, and other distributions to heightened scrutiny and approval requirements. Any delay in, limitation on, or inability to obtain the approvals or complete the procedures required for our Operating Subsidiaries to transfer funds to us could materially and adversely affect our liquidity and our ability to fund and conduct our business, make investments or acquisitions, service indebtedness, and pay dividends.

Separately, as a Cayman Islands company, we may pay dividends on our shares only out of profits or our share premium account, and in no circumstances may a dividend be paid if doing so would result in our being unable to pay our debts as they fall due in the ordinary course of business. These constraints apply at the holding-company level in addition to the restrictions on distributions from our subsidiaries described above.

Finally, because we are a holding company, our Class A Ordinary Shares are structurally subordinated to the obligations of our Operating Subsidiaries. In the event of a bankruptcy, liquidation, reorganization, or winding up of any Operating Subsidiary, that subsidiary’s creditors (and any holders of preferred equity) would generally be entitled to payment in full from the subsidiary’s assets before we, as an equity holder, would receive any distribution. If any of our Operating Subsidiaries incurs indebtedness in the future, the instruments governing that indebtedness may further restrict the subsidiary’s ability to pay dividends or make other distributions to us. Accordingly, our shareholders may have limited recourse to the assets generating our business revenue, and the value of their investment depends on our continued ability to receive distributions from our Operating Subsidiaries.

Because we are a Cayman Islands company that conducts substantially all of its operations and holds substantially all of its assets in China, it may be difficult for investors to enforce judgments or protect shareholder rights, and our layered offshore structure adds further complexity.

We are incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations in the PRC through our Operating Subsidiaries, substantially all of our assets are located in the PRC, and substantially all of our directors and senior executive officers reside in, and are nationals of, the PRC. As a result, it may be difficult for investors to effect service of legal process upon us or those persons within the PRC, to bring an original action against us or them in the Cayman Islands or the PRC, or to enforce against us or them, in those jurisdictions, judgments of U.S. courts predicated upon the civil liability provisions of the U.S. federal securities laws or the securities laws of any U.S. state; there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States (and the Cayman Islands courts would enforce such a judgment only at common law, subject to conditions and exclusions, including that a penal or multiple-damages judgment and any enforcement contrary to public policy would not be recognized), and because China has no treaty or other reciprocal arrangement with the United States for the recognition and enforcement of judgments, there is substantial uncertainty as to whether PRC courts would recognize or enforce a U.S. judgment against us or our management. In addition, your rights as a shareholder and our corporate affairs are governed by our amended and restated memorandum and articles of association and by Cayman Islands law, which differs from the law of U.S. jurisdictions and may afford our shareholders less protection than, and rights different from those they would have under, the laws of a U.S. state (including with respect to the availability of shareholder suits, remedies against directors and officers, and minority-shareholder protections) so that it may be more difficult for our public shareholders to protect their interests. These difficulties are compounded by our layered offshore holding structure, under which investors hold equity only in our Cayman Islands holding company, which owns the PRC Operating Subsidiaries indirectly through one or more intermediate holding entities; this structure places multiple corporate and jurisdictional layers between our shareholders and the entities that actually conduct our business and hold our assets, further limiting the practical ability of shareholders to reach those operations and assets or to obtain and enforce effective legal remedies.

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

You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our management named in this report. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China.

We are a company incorporated under the laws of the Cayman Islands, and we conduct most of our operations in China and most of our assets are located in China. In addition, substantially all our senior executive officers reside within China, are physically there for a significant portion of each year and are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or those persons inside mainland China. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of U.S. securities laws or those of any U.S. state.

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

Furthermore, it is uncertain when and whether the Company will be required to obtain permission from the PRC government to complete future offering and/or continue listing on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. Although the Company is currently not required to obtain such permission from any of the PRC central or local government and has not received any denial to list on the U.S. exchanges, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry. As a result, our securities may decline in value dramatically or even become worthless should we become subject to new requirement to obtain permission from the PRC government to list on U.S. exchange in the future. For more information, refer to “-We may be required to complete filing procedures with the China Securities Regulatory Commission in connection with our future offerings. We cannot predict whether we will be able to complete such filing on a timely manner, or at all.”

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

We must remit the proceeds of our future offerings to our Operating Subsidiaries in the PRC before they may be used to benefit our business, and this process may take a number of months.

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

The PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of certain taxable assets, including, in particular, equity interests in a PRC resident enterprise, by a non-resident enterprise by promulgating and implementing Notice of the Ministry of Finance and the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax Treatment on Enterprise Reorganization (Circular 59) and Announcement No. 7 2015 of the State Administration of Taxation-Announcement on Several Issues concerning the Enterprise Income Tax on Income from the Indirect Transfer of Assets by Non-Resident Enterprises (Circular 7) which became effective in February 2015. Under Circular 7, where a non-resident enterprise conducts an “indirect transfer” by transferring the equity interests of a PRC “resident enterprise” indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, may be subject to PRC enterprise income tax if the indirect transfer is considered to be an abusive use of company structure without reasonable commercial purposes. Circular 7 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

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

The Holding Foreign Companies Accountable Act, and related SEC and PCAOB actions and Nasdaq rule changes, call for additional and more stringent criteria to be applied to companies with operations in emerging markets, including China. Although our auditor is a U.S.-based firm that is subject to PCAOB inspection, we cannot assure you that these developments will not adversely affect us.

The Holding Foreign Companies Accountable Act (the “HFCAA”) was signed into law on December 18, 2020. The HFCAA requires the SEC to prohibit the securities of an issuer from being traded on a national securities exchange or in the over-the-counter market in the United States if the issuer’s auditor is not subject to inspection by the Public Company Accounting Oversight Board (the “PCAOB”) for a specified number of consecutive years because of a position taken by an authority in a foreign jurisdiction. As subsequently amended by the Consolidated Appropriations Act, 2023, the number of consecutive non-inspection years required to trigger such a trading prohibition was reduced from three years to two years. In addition, Nasdaq has adopted rules that apply additional and more stringent criteria to an applicant or listed company based on, among other things, the qualifications of the company’s auditors.

The trading prohibition under the HFCAA applies only where the PCAOB is unable to inspect or investigate an issuer’s auditor completely because of a position taken by an authority in a foreign jurisdiction. Our auditor, Wei, Wei & Co., LLP, the independent registered public accounting firm that issued the audit report included elsewhere in this Annual Report, is a U.S.-based accounting firm that is headquartered in New York and registered with the PCAOB. Our auditor conducts its audit of our consolidated financial statements in China and the United States, and it is subject to regular inspection by the PCAOB to assess its compliance with applicable professional standards, with its most recent inspection occurred in 2024. Because our auditor is (and has been) subject to PCAOB inspection, we do not currently expect to be identified as a “Commission-Identified Issuer” or to have our Class A Ordinary Shares subject to a trading prohibition under the HFCAA.

Nevertheless, we cannot assure you that Nasdaq or other regulatory authorities would not apply additional or more stringent criteria to us in connection with the audit of our financial statements, including after considering the effectiveness of our auditor’s audit procedures and quality control procedures, the adequacy of its personnel and training, or the sufficiency of its resources, geographic reach, or experience. In addition, in the event it is later determined that the PCAOB is unable to inspect or investigate our auditor completely because of a position taken by an authority in a foreign jurisdiction, trading in our Class A Ordinary Shares could be prohibited under the HFCAA and could ultimately result in a determination by a securities exchange to delist our securities. The delisting of our Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment, even making it worthless.

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

If the custodians or authorized users of controlling non-tangible assets of our company, including our corporate chops and seals, fail to fulfil their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.

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

We have adopted a dual-class voting structure consisting of Class A Ordinary Shares and Class B Ordinary Shares. Based on our dual-class voting structure, holders of Class A Ordinary Shares are entitled to one (1) vote per Class A Ordinary Share in respect of matters requiring the votes of shareholders, while holders of Class B Ordinary Shares are entitled to fifteen (15) votes per Class B Ordinary Share. Due to the disparate voting powers associated with our two classes of ordinary shares, our directors and officers hold in aggregate approximately 68.24% of voting power of our Company as of the date of this Annual Report. Their interests may not coincide with your interests, and it may make decisions with which you disagree, including decisions on important topics such as the composition of the board of directors, compensation, management succession, and our business and financial strategy.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (as revised) of the Cayman Islands (the “Cayman Islands Companies Act”) and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors owed to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors owed to us under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the U.S. In particular, the Cayman Islands different body of securities laws than the U.S. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the U.S.

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

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the U.S. For a discussion of significant differences between the provisions of the Cayman Islands Companies Act and the laws applicable to companies incorporated in the U.S. and their shareholders, see “Description of Share Capital—Our Post-Offering Memorandum and Articles of Association—Differences in Corporate Law.”

We have conducted equity financings and issued additional Class A Ordinary Shares and we may continue to raise capital through further issuances; these issuances are dilutive and have contributed to significant volatility in the price of our Class A Ordinary Shares.

Since our initial public offering, we have raised capital through equity financings and have issued additional Class A Ordinary Shares. We completed our initial public offering in October 2024 and listed our ordinary shares on the Nasdaq Capital Market, raising approximately US$4.8 million in net proceeds. In December 2025, we conducted a private placement of our Class A Ordinary Shares raising $30 million in gross proceeds. We subsequently established an at-the-market equity offering program under which we may sell Class A Ordinary Shares having an aggregate offering price of up to US$60 million from time to time through a sales agent. In August 2026, we conducted a private placement of our Class B Ordinary Shares, which are convertible into Class A Ordinary Shares, to certain of our directors. We may in the future continue to seek to raise capital through the issuance of Class A Ordinary Shares or securities convertible into or exercisable for Class A Ordinary Shares, whether under this program or otherwise.

Any issuance of additional Class A Ordinary Shares, or securities convertible into or exercisable for such shares, will dilute the percentage ownership and voting and economic interests of existing holders, and sales of shares into the market, or the perception that such sales may occur, could depress the trading price of our Class A Ordinary Shares. The number of shares we may issue, and the prices at which we may issue them, will depend on market conditions and other factors, and issuances at prices below the price paid by existing holders would further dilute those holders.

Our Class A Ordinary Shares have experienced significant price volatility during the reporting period. In November 2025, Nasdaq notified us that we were not in compliance with the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2) because the closing bid price of our shares had been below US$1.00 per share for more than consecutive business days, and in order to regain compliance we effected a 100-for-1 share consolidation in March 2026, following which Nasdaq confirmed in April 2026 that we had regained compliance. On August 3, 2026, we effected another combination of all of the Company’s authorized and issued Class A ordinary shares and Class B ordinary shares at a ratio of 1-for-200, which demonstrated our proactive approach to ensure our continued compliance with the minimum bid price requirement. A share consolidation may not result in a sustained increase in our share price, and the price of our Class A Ordinary Shares following a consolidation may continue to fluctuate significantly or decline. The combination of our capital-raising activities, additional share issuances, changes to our share capital, and general market conditions has contributed, and may continue to contribute, to substantial fluctuations in the trading price of our Class A Ordinary Shares, which could result in substantial losses to investors and could impair our ability to raise capital on acceptable terms in the future.

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

We have incurred increased costs as a result of being a public company.

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

We may be deemed to be an investment company under the Investment Company Act of 1940 as a result of our loans and investments, which could require us to register as an investment company, impose substantial restrictions on our operations, render our contracts unenforceable, and expose us to regulatory enforcement and investor rescission claims.

We have extended, and continue to hold, a significant amount of loans receivable, and we have made and expect to continue to make investments outside our core operating business. As of June 30, 2026, our net loans receivable totaled approximately $37.76 million, representing approximately 59% of our total consolidated assets of approximately $63.67 million. These loans consist of advances to various third parties bearing annual interest of between 3% and 5%. The most significant of these is a loan with an outstanding balance of approximately $30.8 million (originally RMB 210 million) that our subsidiary extended to a third party in December 2025 at an annual interest rate of 5%, with a term running to December 31, 2027. the rights and obligations under this loan were subsequently transferred to a new third-party debtor, Jiangyin Gushan Town Yuhua Aluminum Industry Co., Ltd., at an annual interest rate of 3%. We have also extended a number of smaller third-party loans, including loans to Well Fancy Development Ltd., Hamasen International Consultancy Limited, Libra Appraisal Limited, Giant Image Limited, OIC Corporate Services Limited, Leiluo Intelligent Technology (Jiangsu) Co., Ltd., and Rapid Proceed Limited. Separately, we have engaged in investment-related activities, including a refundable $2.0 million advance to a third-party investment service provider to identify, evaluate, and invest in target companies, the holding of time deposits, and a pending agreement to acquire a 50.1% controlling equity interest in Jiangsu Xinsheng Synthetic Materials Co., Ltd. for a combination of our Class A ordinary shares and $23.0 million in cash.

The Investment Company Act of 1940 (the “Investment Company Act”) defines an “investment company” to include any issuer that is, holds itself out as, or proposes to be engaged primarily in the business of investing, reinvesting, or trading in securities. In addition, under the statute’s objective asset test, an issuer that is engaged in the business of investing, owning, holding, or trading in securities and that owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of its total assets on an unconsolidated basis is an investment company. “Investment securities” is defined broadly to include substantially all securities other than government securities, securities of employees’ securities companies, and securities of certain majority-owned, non-investment-company subsidiaries. Because loans and other instruments we hold, together with our other investments, could be characterized as securities, there is a risk that these assets could cause us to be viewed as owning investment securities in excess of the 40% threshold, or otherwise to be engaged in the business of investing in securities. We are an operating company engaged primarily in the design, manufacture, and sale of commercial kitchen equipment, and we do not intend to be, or to hold ourselves out as being, engaged primarily in the business of investing in securities. However, the volume and concentration of our loans receivable and investments could subject our status to challenge.

Whether we are deemed an investment company would depend on a fact-intensive analysis, and the Investment Company Act and the rules under it provide certain exclusions and safe harbors that turn on factors such as the nature of our business, assets, income, and public representations, including for issuers primarily engaged in a non-investment business, and under asset- and income-based tests. There can be no assurance that we would qualify for any of these exclusions or safe harbors, and their availability depends on facts that may change as our asset mix and sources of income change over time.

If we were deemed to be an investment company and were unable to rely on an exclusion or safe harbor, the consequences to us would be severe. An unregistered investment company is prohibited from using the mails or any instrumentality of interstate commerce to offer, sell, or deliver its securities or the securities of others, to purchase or acquire securities, or to “engage in any business in interstate commerce”, which would be a prohibition that would effectively bar us from conducting our ordinary business and capital-raising activities. In addition, any contract that is made, or whose performance involves, a violation of the Investment Company Act is unenforceable by either party unless a court finds that enforcement would produce a more equitable result, and a court may not deny rescission at the instance of a party to a performed contract absent similar equitable findings. As a result, contracts we have entered into, including securities we have issued, could be rendered voidable or unenforceable, and investors could seek to rescind their purchases and recover their investments. We would also become subject to SEC enforcement action, which could result in injunctions, the appointment of a receiver, and civil penalties. Should we instead register as an investment company, we would become subject to extensive substantive regulation governing our capital structure, governance, custody of assets, transactions with affiliates, and financial reporting requirements that are fundamentally incompatible with the operation of our kitchen-equipment business and with our status as a foreign private issuer. Compliance with, or a determination of noncompliance with, these requirements could, as it has for other operating companies forced into investment-company status, precipitate the resignation of our auditor, an inability to prepare and file required periodic reports, and the threatened delisting of our securities. Any of these outcomes would materially and adversely affect our business, financial condition, results of operations, growth prospects and the value of our securities.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of The Company

Corporate History

Li Bang International Corporation Inc. (“Li Bang International”, “the Company”, “we”, “us”, “our” and similar terms) was incorporated in the Cayman Islands on July 8, 2021. As of the date of this annual report, the authorized share capital of the Company is US $35,000 divided into 3,150,000,000 Class A Ordinary Shares of par value $0.00001 each and 350,000,000 Class B Ordinary Shares of par value $0.00001 each. The Company’s shareholders approved to reduce the par value of all of our issued and unissued Class A Ordinary Shares and Class B Ordinary Shares at the extraordinary general meeting held on September 22, 2026 from US$0.002 per share to US$0.00001 per share, and the Company has completed the registration of such par value reduction with the Registrar of Companies of the Cayman Islands as of the date of this annual report. The Company is a holding company and is currently not actively engaging in any business. We conduct all of our operations in China through our Operating Subsidiaries in China.

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

A reorganization of Li Bang International’s legal entity structure (the “Reorganization”) was completed in 2022 to facilitate the Company’s initial public offering. The Reorganization involved the incorporation of Li Bang International and Li Bang Intelligent Technology, and the transfer of the 100% equity interest of Li Bang Kitchen Appliance, Suzhou Deji and Wuxi Li Bang. Consequently, Li Bang International, through its subsidiary Li Bang HK, directly controls Li Bang Kitchen Appliance, Suzhou Deji and Wuxi Li Bang, and became the ultimate holding company of all other entities mentioned above. The Reorganization was accounted for as a recapitalization among entities under common control since the controlling shareholder, Feng Huang, controlled these entities before and after the Reorganization. The Company’s consolidation was accounted for at historical cost and prepared on the basis as if the aforementioned transactions became effective as of the beginning of the first period presented in our consolidated financial statements.

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

Following the adoption of the dual-class share structure, we intend to repurchase an aggregate of 15,436,000 Class A ordinary shares held by Maple Huang Holdings Limited and Funa Lee Holdings Limited and issue an equal number of new Class B Ordinary Shares to such shareholders in consideration therefor. Mr. Feng Huang, our Chief Executive Officer and Chairman of the Board of Directors, has the voting and dispositive power of all the shares held by Maple Huang Holdings Limited. Ms. Funa Li, our director and the spouse of Mr. Huang, has the voting and dispositive power of all the shares held by Funa Lee Holdings Limited. Mr. Huang and Ms. Li will beneficially own all of our outstanding Class B Ordinary Shares and control a vast majority of our total voting power following completion of the aforementioned repurchase and issuance transactions.

The Class A ordinary shares began trading on The Nasdaq Capital Market on November 21, 2025, under the same symbol “LGBJ” and the same CUSIP number of G5480M102. The Class B ordinary shares are not be listed and traded on The Nasdaq Capital Market or any other exchange.

On December 30, 2025, our shareholders approved one or more share consolidations of our authorized and issued ordinary shares at ratios ranging from 1-for-5 to 1-for-5,000, an increase in our authorized share capital to up to US$1.75 billion, and the adoption of an amended and restated memorandum and articles of association to reflect such changes. Pursuant to such shareholder approval, the Company effected a 1-for-100 share consolidation on March 27, 2026, with every 100 issued and outstanding Ordinary Shares of par value of US$0.0001 each consolidated into 1 issued and outstanding Ordinary Share of par value of US$0.01 each.

On April 30, 2026, our shareholders approved, among others, (i) increasing our authorized share capital to $35,000,000 divided into 3,150,000,000 class A ordinary shares of par value of $0.01 each and 350,000,000 class B ordinary shares of par value of $0.01 each, (ii) a share capital reduction, subdivision and cancellation, pursuant to which the par value of each issued and outstanding Class A ordinary share and Class B ordinary share was reduced from US$0.01 to US$0.00001, resulting in an authorized share capital of US$35,000 divided into 3,150,000,000 Class A ordinary shares of par value US$0.00001 each and 350,000,000 Class B ordinary shares of par value US$0.00001 each. In connection with these changes, our shareholders adopted amended and restated memoranda of association to reflect the share capital increase and the subsequent reduction and reorganization. In addition, our shareholders authorized the board of directors to effect, in its sole discretion within two years following the meeting, a consolidation of our issued and unissued share capital at a ratio of one-for-two hundred (200).

On August 3, 2026, the Company effectuated the 1-for-200 share consolidation of its issued and unissued share capital pursuant to the shareholders’ approval on April 30, 2026, and accordingly the Company’s authorized share capital became $35,000 divided into 15,750,000 Class A ordinary shares and 1,750,000 Class B ordinary shares each with par value of $0.002. The memorandum of association was amended and restated to reflect such 200-for-1 share consolidation.

On September 22, 2026, the Company’s shareholders approved an increase in the Company’s authorized share capital from US$35,000, comprising 15,750,000 Class A ordinary shares and 1,750,000 Class B ordinary shares, each with a par value of US$0.002, to US$7,000,000, comprising 3,150,000,000 Class A ordinary shares and 350,000,000 Class B ordinary shares, each with a par value of US$0.002 (the “Share Capital Increase”), and a subsequent share capital reorganization reducing the par value of each authorized ordinary share, including all issued and outstanding shares, to US$0.00001 (the “Share Capital Reorganization”). Following the completion of the Share Capital Reorganization, the authorized share capital became US$35,000, comprising 3,150,000,000 Class A ordinary shares and 350,000,000 Class B ordinary shares, each with a par value of US$0.00001. The shareholders also approved an amended and restated memorandum of association reflecting these changes. As of the date of this annual report, the Company has completed all required filings relating to the Share Capital Reorganization, and the memorandum of association was amended and restated to reflect such Share Capital Reorganization. The shareholders further approved, subject to completion of the foregoing steps and necessary governmental and regulatory consents, the Company’s deregistration in the Cayman Islands and continuation as a British Virgin Islands business company (the “Migration”), together with the adoption of a BVI-compliant memorandum and articles of association effective upon the Migration. As of the date of this report, the Company has not completed the Migration.

Corporate Information

Our principal executive offices are located at No. 190 Xizhang Road, Gushan Town, Jiangyin City, Jiangsu Province, People’s Republic of China. The telephone number of our principal executive offices is +86 0510-81630030. Our registered office in the Cayman Islands is located at the offices of Ascentium (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc. located at 122 East 42nd Street, 18th Floor, New York, NY 10168. Our corporate website is https://ir.libangco.cn. The information contained in our website is not a part of this annual report.

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

Cookers

Our cookers include stoves, stir-fry stoves, steaming cabinets, and soup pots which are used in all kinds of commercial kitchens. Our products are certified by the China Quality Certification Center CQC for energy efficiency, environmental protection and safety, and meet all food contact standards. Our energy-saving steam cabinets and energy-saving gas steam rice boxes were certified as high-tech products by the Jiangsu Provincial Department of Science and Technology in 2017 and 2016, respectively. In November 2025, we obtained the High and New Technology Enterprise Certificate and provincial-level recognition as a Specialized, Refined, Distinctive and Innovative Enterprise from Jiangsu Province.

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

Our Operating Subsidiaries have adopted a production model of determining production based on sales and keeping appropriate inventory; that is, our Operating Subsidiaries make production plans and purchase raw materials and supporting parts according to customer needs and carry out production according to the Company’s internal control and planning process. Our commerce department is responsible for contact with customers. After obtaining the bid-winning notice, our Operating Subsidiaries send the quote and drawings to our design department. The design department makes 3D autocad drawings according to the above-mentioned bid-winning documents, and the purchasing department obtains the relevant information needed to purchase parts and equipment. The production department then makes the production plan according to the delivery date, quantity, model, and other requirements and the supply department makes the necessary purchases accordingly. Finally, the production department organizes and arranges for the production and finishes the production within the planned period.

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

As of the date of this report, our Operating Subsidiaries have 26 registered trademarks, 52 registered patents, and 1 registered domain name. For more information, refer to “- 4.D. Property, plants and equipment - Intellectual Property.”

Raw Materials

The raw materials of our products are mainly steel plates; some equipment such as meat grinders, vegetable cutters, etc., and some parts such as electric heaters, stove burners, etc., must be purchased externally. Our Operating Subsidiaries purchase raw materials from a variety of sources and consolidate purchases among our suppliers to improve costs and delivery conditions. Our Operating Subsidiaries have established a supplier-customer file management system and regularly conduct continuous assessment and screening of the suppliers based on various aspects such as price, quality, safety, and supply capability. Our Operating Subsidiaries form long-term supply plans with large suppliers who meet our requirements. At present, our Operating Subsidiaries have built a stable raw material supply channel. While the prices of raw materials have remained generally stable, price volatility may have an adverse impact on our operations. For more information, please refer to “Risks Related to Our Business and Industry - Changes in the availability, quality and cost of key raw materials, transportation and other necessary supplies or services could have a material adverse effect on our business, financial condition and results of operations” at page 10 of this Annual Report.

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

Our Customers

Our customers generally include hotels, hospitals, schools and educational institutions, corporate and institutional customers, and other state-owned entities. Due to product specificity, professionalism, and scale of commercial kitchen equipment, it is difficult to access a large volume of customer resources through traditional social networking and e-commerce platforms. In addition, according to the Government Procurement Law of the PRC, organizations such as government agencies, schools, hospitals, public enterprises and institutions can only establish a business relationship with us through governmental and open procurement platforms. Potential customers set procurement requirements on these procurement platforms to attract enterprises to participate in fair competition and, through evaluation by experts, select high-quality enterprises with good performance and brand reputation. With successful bidding experience on the major provincial government procurement websites and provincial and municipal public resource trading platforms, we are well-recognized and enabled to obtain more customer resources, increase our business volume, improve business performance, and further enhance our brand reputation and market position.

For the fiscal years ended June 30, 2026, 2025, and 2024, we had 91, 102 and 120 customers, respectively. The approximate proportion of revenue from different customers to our total revenue for the year ended June 30, 2026 is as follows:

●	hotels: 44.43%
●	schools and educational institutions: 2.97%
●	hospitals: 4.31%
●	other state-owned enterprises: 34.42%
●	other enterprises: 13.87%

Since our establishment, our Operating Subsidiaries developed a good brand reputation in the industry by expanding the market through participating in bidding projects, and our Operating Subsidiaries are also the preferred supplier for high-end hotels in the Yangtze River Delta region (specifically Jiangsu and Shanghai) as well as key cities in central and western China. For a list of our customers who accounted for more than 10% of the Company’s revenues for each fiscal year, refer to Note 17 to the consolidated financial statements.

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

For the years ended June 30, 2026, 2025 and 2024, no supplier accounted for more than 10% of the Company’s total purchases.

Intellectual Property

We rely on trademarks, patents, and know-how, as well as contractual restrictions on information disclosure to protect our intellectual property rights. For more information, please refer to Item 4.D Property, Plants and Equipment - Intellectual Property at page 59 of this annual report.

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

The Regulations of the PRC on the Administration of Production License for Industrial Products was passed in June 2005 and have been implemented since September 2005. The regulations stipulate that products listed in the catalogue shall apply for a production license to the local competent department. The production license is valid for five years. The enterprise shall ensure that the product quality is stable and qualified, and submit reports to the competent authority on a regular basis. The “Measures for the Implementation of the Regulations of the PRC on the Administration of Production License for Industrial Products” was approved by the General Administration of Quality Supervision, Inspection and Quarantine of the PRC in April 2014, and amended in November 2022, detailing the relevant regulations on industrial production licenses and legal liabilities.

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

The State Council passed the “Regulations on Quality Management of Construction Projects” in January 2000 and revised some provisions in October 2017 and April 2019. The construction project mentioned in the Regulations refers to civil engineering, construction engineering, installation and decoration engineering of line, pipeline, and equipment. To engage in construction project activities, it is necessary to strictly implement the basic construction procedures and adhere to the principle of the survey, design, and construction in sequence. The construction party shall obtain the qualification certificate of the corresponding level in accordance with the law, and undertake the project within the scope permitted by the qualification level.

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

M&A Rules and Overseas Listing

On August 8, 2006, six PRC governmental and regulatory agencies, including the Ministry of Commerce and the CSRC, promulgated the M&A Rules governing the mergers and acquisitions of domestic enterprises by foreign investors, which became effective on September 8, 2006, and was revised in 2009. The M&A Rules, among other things, require that if an overseas company established or controlled by PRC companies or PRC citizens intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC citizens, such acquisition must be submitted to the Ministry of Commerce for approval. The M&A Rules also require that an offshore special purpose vehicle, or a special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by PRC companies or individuals, shall obtain the approval of the CSRC prior to overseas listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On December 23, 2021, Li Bang Investment (with Feng Huang holding 85% and Funa Li holding 15% of the shares), Wuxi Li Bang’s sole shareholder, transferred 100% of the share equity of Wuxi Li Bang to WFOE. On December 24, 2021, Li Bang Investment, Li Bang Kitchen Appliance’s sole shareholder, transferred 100% of the share equity of Li Bang Kitchen Appliance to WFOE for RMB30,000. On November 24, 2021, Li Bang Investment and Feng Huang transferred all of their share equity in Suzhou Deji to WFOE for free.

On February 17, 2023, the CSRC announced the Circular on the Administrative Arrangements for Filing of Securities Offering and Listing by Domestic Companies, or the Circular, and released a set of new regulations which consists of the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines. On the same date, the CSRC also released the Notice on the Arrangements for the Filing Management of Overseas Listing of Domestic Companies, or the Notice. The Trial Measures came into effect on March 31, 2023. The Trial Measures refine the regulatory system by subjecting both direct and indirect overseas offering and listing activities to the CSRC filing-based administration. Requirements for filing entities, time points and procedures are specified. A PRC domestic company that seeks to offer and list securities in overseas markets shall fulfil the filing procedure with the CSRC per the requirements of the Trial Measures. Where a PRC domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC. The Trial Measures also lay out requirements for the reporting of material events. Breaches of the Trial Measures, such as offering and listing securities overseas without fulfiling the filing procedures, shall bear legal liabilities, including a fine between RMB 1.0 million (approximately $140,000) and RMB 10.0 million (approximately $1.4 million), and the Trial Measures heighten the cost for offenders by enforcing accountability with administrative penalties and incorporating the compliance status of relevant market participants into the Securities Market Integrity Archives.

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

4.C. Organizational structure

Li Bang International was incorporated on July 8, 2021 under the laws of the Cayman Islands. As a holding company with no material operations of our own, we primarily conduct our operations through our PRC subsidiaries including Suzhou Deji, Wuxi Li Bang, Li Bang Kitchen Appliance, Yangzhou Bangshijie and Nanjing Bangshijie, Leiluo Engineering Construction, Shengwosi Cleaning Technology and Aike Robot.

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

Leiluo Engineering Construction was incorporated on March 21, 2019, under the laws of the PRC. On December 11, 2025, Li Bang WFOE entered into a share transfer agreement with the then sole shareholder of Leiluo Engineering Construction to acquire 100% of the equity interests in Leiluo Engineering Construction for nil consideration. In March 2026, requisite PRC filings were completed to register Leiluo Engineering Construction as a wholly owned subsidiary of Li Bang WFOE. As of the date of this Annual Report, Leiluo Engineering Construction does not have active business operations.

On July 7, 2026, Li Bang WFOE and three natural persons jointly established Shengwosi Cleaning Technology under the laws of the PRC. Shengwosi Cleaning Technology is a majority owned subsidiary of Li Bang WFOE, in which Li Bang WFOE holds a 79% equity interest, and is one of our operating entities engaged in the research, development and production of kitchen equipment.

On October 19, 2026, Li Bang WFOE acquired a 51% equity interest in Aike Robot for nil consideration. Aike Robot is a majority owned subsidiary of Li Bang WFOE, in which Li Bang WFOE holds a 51% equity interest, and is one of our operating entities engaged in the research, development and production of kitchen equipment.

4.D. Property, Plants and Equipment

Real property

Our Company is headquartered in No. 190 Xizhang Road, Gushan Town, Jiangyin City, Jiangsu Province, PRC. Our Operating Subsidiaries have the legal right to use state-owned land which covers an area of 14,000 square meters. And our Operating Subsidiaries have built our own factory on this land with a building area of 11,560 square meters.

No.	Location	Area	Term of use	Usage
1	190 Xizhang Road, Gushan Town	The building construction area is 11560 square meters	Until August 04, 2059	Autonomous production and operations
2	179 Xizhang Road, Gushan Town	The building construction area is 1999 square meters	Until December 13, 2051	Production house; lease to third parties(1)(2)

(1)	On January 1, 2022, Wuxi Li Bang leased part of the property located at No. 190 Xizhang Road, Gushan Town, Jiangyin City to Leiluo Intelligent Technology (Jiangsu) Co., Ltd. The term was three years and the rent was RMB1,800,000 (US$264,282) in total, and the annual rent is RMB600,000 (US$88,094). On January 1, 2025, Wuxi Li Bang and Leiluo Intelligent Technology (Jiangsu) Co., Ltd. renewed lease for an additional three years from January 1, 2025 to January 1, 2027, with annual rent of RMB480,000 (US$70,475).

(2)	On February 10, 2021, Wuxi Li Bang entered into a lease with Jiangyin Shuaina Home Furniture Technology Co., Ltd. The term is six years and the rent is RMB3,750,000 (US$550,588) in total. The rent is paid yearly, RMB 600,000 (US$88,094) for the first three years and RMB 650,000 (US$95,435) for the following three years.

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

As of the date of this report, our Operating Subsidiaries have 26 trademarks, 52 registered patents, and 1 registered domain name.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our CFS and related notes that appear in this report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this report, particularly in “Risk Factors.”

A. Operating Results

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

Currently, we have two revenue streams: project and retail sales. Our revenues are primarily derived from project revenues, which accounted for 96.1% and 95.9% of total revenues for the years ended June 30, 2026 and 2025, respectively.in fiscal year 2026, our project sales, including related gross margins, were negatively impacted by the macroeconomic conditions in the PRC. The economic slowdown caused a decline in both the number and contract value of high-margin projects, such as those for schools, hospitals, and hotels. This led to a shift in our customer mix and a deterioration in the overall gross margin.

As a result of the factors discussed above, we experienced an increase in operating losses over the past three years. Furthermore, the decrease in project revenues and profitability, combined with increased business development costs and administrative expenses, directly contributed to the further widening of our operating losses during the year ended June 30, 2026.

Our total revenues decreased by approximately $3.4 million or 31.0%, from $11.1 million for the year ended June 30, 2025 to $7.7 million for the year ended June 30, 2026. Our gross profit decreased by approximately $1.8 million or 55.2% from $3.3 million for the year ended June 30, 2025, to $1.5 million the year ended June 30, 2026. Gross margin decreased by 10.2% to 19.0% for the year ended June 30, 2026, from 29.2% for the year ended June 30, 2025. We had net loss of $3.8 million and $1.0 million for the years ended June 30, 2026 and 2025, respectively.

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

Factors Affecting Our Results of Operations

Economic conditions

We have derived most of our revenues to date from providing stainless steel commercial kitchen equipment to various companies. Our customers’ success is closely tied to overall economic conditions in China and is particularly sensitive to factors such as consumer spending in the restaurant sector, commercial real estate conditions, the performance of the travel and hospitality industry, and fluctuations in raw material prices. Demand for our services could be harmed by volatility in those industries. There can be no assurance that we will be able to continue our historical revenue growth or sustain our profitability on a quarterly or annual basis or that our results of operations will not be adversely affected by continuing or future volatility in those industries.

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

5.A. Operating Results.

Comparison of Results of Operations for the Years Ended June 30, 2026 and 2025

The following table summarizes our results of operations for the years ended June 30, 2026 and 2025, respectively, and provides information regarding the dollar and percentage variance during the relevant years.

	2026		2025		Variance
	Amount	% of revenue	Amount	% of revenue	Amount	%
Revenues	$7,661,787	100.0%	$11,106,078	100.0%	$(3,444,291)	(31.0)%
Cost of revenues	(6,205,368)	(81.0)%	(7,857,589)	(70.8)%	1,652,221	(21.0)%
Gross profit	1,456,419	19.0%	3,248,489	29.2%	(1,792,070)	(55.2)%

Operating expenses:
Selling and marketing	758,725	9.9%	742,029	6.7%	16,696	2.3%
General and administrative	3,450,758	45.0%	2,867,091	25.8%	583,667	20.4%
Provision for expected credit losses	1,593,891	20.8%	995,725	9.0%	598,166	60.1%
Total operating expenses	5,803,374	75.7%	4,604,845	41.5%	1,198,529	26.0%

Loss from operations	(4,346,955)	(56.7)%	(1,356,356)	(12.3)%	(2,990,599)	220.5%

Other income:
Interest income (expense), net	339,158	4.4%	(166,333)	(1.5)%	505,491	(303.9)%
Other income, net	194,923	2.5%	480,861	4.3%	(285,938)	(59.5%
Total other income, net	534,081	6.9%	314,528	2.8%	219,553	69.8%

Loss before income taxes	(3,812,874)	(49.8)%	(1,041,828)	(9.5)%	(2,771,046)	266.0%

Income tax expense (benefit)	7,765	0.1%	(26,249)	(0.2)%	34,014	(129.6)%

Net loss	(3,820,639)	(49.9)%	(1,015,579)	(9.3)%	(2,805,060)	276.2%
Net loss attributable to non-controlling interests	(2,931)	0.0%	(2,004)	0.0%	(927)	46.3%
Net loss attributable to ordinary shareholders	$(3,817,708)	(49.9)%	$(1,013,575)	(9.3)%	$(2,804,133)	276.7%

Revenues

Currently, we have two revenue streams: project and retail sales. Total revenue decreased by $3,444,291, or 31.0% to $7,661,787 for the year ended June 30, 2026 from $11,106,078 for fiscal year 2025. The decrease was mainly attributable to the decrease in the revenue from project sales.

The following table sets forth the breakdown of our revenues for the years ended June 30, 2026 and 2025:

	2026		2025		Variance
	Amount	%	Amount	%	Amount	%
Project revenues	$7,366,656	96.1%	$10,645,337	95.9%	$(3,278,681)	(30.8)%
Retail revenues	295,131	3.9%	460,741	4.1%	(165,610)	(35.9)%
Total	$7,661,787	100.0%	$11,106,078	100.0%	$(3,444,291)	(31.0)%

Revenues from project sales. The decrease in revenues from project sales was primarily due to the economic slowdown, which caused a decline in both the number and contract value of high-margin projects, such as those for schools, hospitals, and hotels. The number of projects declined by 10 to 33 for the year ended June 30, 2026 from 43 for fiscal year 2025, and average revenue per project decreased by $20,841 to $127,011 for the year ended June 30, 2026 from $147,852 for fiscal year 2025.

Revenues from retail sales. The decrease in revenues from retail sales was primarily due to the decrease in average retail price. Average revenue decreased by $1,847 to $2,459 for the year ended June 30, 2026 from $4,306 for fiscal year 2025.

Cost of Revenues

The following table sets forth the breakdown of our cost of revenue for the years ended June 30, 2026 and 2025:

	2026		2025		Variance
	Amount	%	Amount	%	Amount	%
Project cost	$5,910,870	95.3%	$7,515,070	95.6%	$(1,604,200)	(21.3)%
Retail cost	294,498	4.7%	342,519	4.4%	(48,021)	(14.0)%
Total	$6,205,368	100.0%	$7,857,589	100.0%	$(1,652,221)	(21.0)%

The decrease in cost of revenues was mainly due to the decrease in related sales revenue.

Gross Profit

Our gross profit and gross margin by revenue types were as follows:

	2026		2025		Variance
	Gross profit	Margin %	Gross profit	Margin %	Gross profit	Margin %
Project revenues	$1,455,786	19.8%	$3,130,267	29.4%	$(1,674,481)	(9.6)%
Retail revenues	633	0.2%	118,222	25.7%	(117,589)	(25.4)%
Total	$1,456,419	19.0%	$3,248,489	29.2%	$(1,792,070)	(10.2)%

The decrease in gross profit for project sales was due to a lower number of projects for the year ended June 30, 2026, which resulted in reduced production volume and higher labor and manufacturing costs per order.

The negative variance in gross profit for retail sales was principally due to increase in labor and manufacturing costs per order in fiscal year 2026.

We expect this downward trend to continue in the short term, primarily due to the ongoing macroeconomic downturn in the PRC. To mitigate the impact, management is actively implementing cost control measures, strengthening expense management, expanding market and sales network to partially offset the decline in gross profit.

Operating Expenses

	2026		2025		Variance
	Amount	%	Amount	%	Amount	%
Selling and marketing	$758,725	13.1%	$742,029	16.1%	$16,696	2.3%
General and administrative	3,450,758	59.4%	2,867,091	62.3%	583,667	20.4%
Provision for expected credit losses	1,593,891	27.5%	995,725	21.6%	598,166	60.1%
Total operating expenses	$5,803,374	100.0%	$4,604,845	100.0%	$1,198,529	26.0%

Selling and Marketing Expenses

The increase in selling expenses was mainly due to the increase in market expansion costs. Despite the economic slowdown, we continued to enhance brand awareness to secure new projects and explore revenue streams. We believe our selling expenses could increase as the Company further expands its market presence in other targeted markets in the PRC.

General and Administrative Expenses

The increase in general and administrative expenses (“G&A expenses”) was mainly due to the increase in consulting fees and legal service fees associated with the management of overseas entities for the year ended June 30, 2026. We believe our G&A expenses could increase due to higher compliance and management requirements post the Company’s IPO.

Provision for expected credit losses

The increase in provision for expected credit losses was mainly due to an allowance of $1,315,200 recognized for expected credit losses on a loan receivable, partially offset by favorable collection of accounts receivable during the year ended June 30, 2026. The allowance on a loan receivable was based on our assessment of borrower’s intent and ability to repay the loan, taking into consideration of the current and future economic conditions.

Other income, net

Interest income (expense), net

Interest income increased by $505,491, or 303.9%, to $339,158 for the year ended June 30, 2026, from expense of $166,333 for fiscal year 2025, which was mainly due to the increase in loans provided to third parties in fiscal year 2026 as compared to fiscal year 2025, which resulted in higher interest income during fiscal year 2026.

Other income, net

Other income, net decreased by $285,938, or 59.5%, to $194,923 for the year ended June 30, 2026, from $480,861 for fiscal year 2025. The decrease was mainly due to the decrease in government subsidies, as the Company received a government IPO subsidy in fiscal year 2025.

Income tax expense (benefit)

Our income tax expense was $7,765 for the year ended June 30, 2026, an increase of $34,014, or 129.6% from benefit of $26,249 for fiscal year 2025. The increase is due mainly to the increase in taxable loss in fiscal year 2026.

●	Income tax expense for the year ended June 30, 2026 was primarily due to the full valuation allowance recorded against the Company’s deferred tax assets (DTA). Since the Company may not generate sufficient future taxable income to utilize its net operating loss carryforwards, management recognized a full valuation allowance, which resulted in an income tax expense for fiscal year 2026.

●	Income tax benefit for the year ended June 30, 2025 was primarily due to the net loss incurred in this period, and the recognition of deferred tax assets (DTA) and income tax benefit related to the expected credit losses.

Net loss

As a result of the foregoing, our net loss increased from $1,015,579 for the year ended June 30, 2025 to $3,820,639 for fiscal year 2026.

Net loss attributable to non-controlling interests

Non-controlling interests are recognized to reflect the portion of net income that is not attributable, directly or indirectly, to the Company from the controlling shareholder. For the Company’s consolidated subsidiaries, non-controlling interests are a minority shareholder’s 10% and 5% ownership interest in Yangzhou Bangshijie and Nanjing Bangshijie, respectively. The net loss attributable to non-controlling interests was $2,931 and $2,004 for the years ended June 30, 2026 and 2025, respectively.

Net loss income attributable to ordinary shareholders

Net loss attributable to the Company’s ordinary shareholders increased by $2,804,133, or 276.7% from 1,013,575 for the year ended June 30, 2025, to $3,817,708 for the year ended June 30, 2026.

Comparison of Results of Operations for the Years Ended June 30, 2025 and 2024

The following table summarizes our results of operations for the years ended June 30, 2025 and 2024, respectively, and provides information regarding the dollar and percentage variance during the relevant years.

	2025		2024		Variance
	Amount	% of revenue	Amount	% of revenue	Amount	%
Revenues	$11,106,078	100.0%	$10,794,015	100.0%	$312,063	2.9%
Cost of revenues	(7,857,589)	(70.8)%	(8,086,367)	(74.9)%	228,778	(2.8)%
Gross profit	3,248,489	29.2%	2,707,648	25.1%	540,841	20.0%

Operating expenses:
Selling and marketing	742,029	6.7%	831,252	7.7%	(89,223)	(10.7)%
General and administrative	2,867,091	25.8%	2,509,143	23.2%	357,948	14.3%
Provision for expected credit losses	995,725	9.0%	1,084,649	10.0%	(88,924)	(8.2)%
Total operating expenses	4,604,845	41.5%	4,425,044	40.9%	179,801	4.1%

Loss from operations	(1,356,356)	(12.3)%	(1,717,396)	(15.8)%	361,040	(21.0)%

Other income:
Interest expense, net	(166,333)	(1.5)%	(332,137)	(3.1)%	165,804	(49.9)%
Other income, net	480,861	4.3%	487,926	4.5%	(7,065)	(1.4)%
Total other income, net	314,528	2.8%	155,789	1.4%	158,739	101.9%

Loss before income taxes	(1,041,828)	(9.5)%	(1,561,607)	(14.4)%	519,779	(33.3)%

Income tax benefit	(26,249)	(0.2)%	(187,720)	(1.7)%	161,471	(86.0)%

Net loss	(1,015,579)	(9.3)%	(1,373,887)	(12.7)%	358,308	(26.1)%
Net loss attributable to non-controlling interests	(2,004)	0.0%	(2,746)	0.0%	742	(27.0)%
Net loss attributable to ordinary shareholders	$(1,013,575)	(9.3)%	$(1,371,141)	(12.7)%	$357,566	(26.1)%

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

We expect to expand market, develop new customers, and enhance operational efficiency to improve gross margin.

Operating Expenses

	2025		2024		Variance
	Amount	%	Amount	%	Amount	%
Selling and marketing	$742,029	16.1%	$831,252	18.8%	$(89,223)	(10.7)%
General and administrative	2,867,091	62.3%	2,509,143	56.7%	357,948	14.3%
Provision for expected credit losses	995,725	21.6%	1,084,649	24.5%	(88,924)	(8.2)%
Total operating expenses	$4,604,845	100.0%	$4,425,044	100.0%	$179,801	4.1%

Selling and Marketing Expenses

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

Other income, net

Interest expense, net

Interest expense decreased by $165,804, or 49.9%, to $166,333 for the year ended June 30, 2025, from $332,137 for fiscal year 2024, which was due to: a) the decrease in interest rates of bank loans in fiscal year 2025 as compared to fiscal year 2024. Our average loan balances were $10,619,333 and $10,321,053 for the years ended June 30, 2025 and 2024, respectively. And b) the increase in loans provided to third parties in fiscal year 2025 as compared to fiscal year 2024, which resulted in higher interest income.

Other income, net

Other income, net decreased by $7,065, or 1.4%, to $480,861 for the year ended June 30, 2025, from $487,926 for fiscal year 2024. The increase was mainly due to: a) increase in government subsidies by $127,263, which primarily consisted of IPO subsidy; partially offset by c) decrease in consulting service revenue by $122,473.

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

5.B. Liquidity and Capital Resources

Our principal sources of liquidity came from bank loans and equity financing. As of June 30, 2026 and 2025, we had cash of $242,965 and $933,826, respectively. Our current assets were $16,759,775 and $19,940,088 as of June 30, 2026 and 2025, respectively. Our current liabilities were $20,897,630 and $16,946,870 as of June 30, 2026 and 2025, respectively. Our current ratios as of June 30, 2026 and 2025 were 0.79 and 1.18, respectively. Total shareholders’ equity as of June 30, 2026 and 2025 was $42,788,996 and $7,877,975, respectively. Our outstanding bank loans were approximately $11.8 million and $10.6 million as of June 30, 2026 and 2025, respectively.

As of June 30, 2025 and 2024, we had cash of $933,826 and $153,914, respectively. Our current assets were $19,940,088 and $15,718,168 as of June 30, 2025 and 2024, respectively. Our current liabilities were $16,946,870 and $17,018,014 as of June 30, 2025 and 2024, respectively. Our current ratios as of June 30, 2025 and 2024 were 1.18 and 0.92, respectively. Total shareholders’ equity as of June 30, 2025 and 2024 was $7,877,975 and $4,316,848, respectively. Our outstanding bank loans were approximately $10.7 million as of both June 30, 2025 and June 30, 2024.

The deterioration in working capital was primarily attributable to the Company’s use of collected accounts receivable and maturing time deposits during the fiscal year 2026 to fund the construction of the intelligent kitchen manufacturing facility and to provide loans to third parties. This resulted in a decrease in cash and cash equivalents, alongside corresponding increases in construction in progress and loans receivable, thereby reduced the working capital balance as of June 30, 2026.

Our working capital requirements are influenced by the level of our operations and timing of accounts receivable collections. With the uncertainty of the current market and macroeconomic conditions, we believe it is necessary to enhance collection of outstanding accounts receivable and loans receivable, and to be cautious on operational decisions and project selection. We closely monitor the related credit risk related to the Company’s accounts receivable and loan receivables and has established respective allowance to account for their expected credit losses.

Going Concern

As reflected in our consolidated financial statements, we reported recurring net losses of approximately $3.8 million, $1.0 million and $1.4 million for the years ended June 30, 2026, 2025 and 2024, respectively, and had a working capital deficit and an accumulated deficit of approximately $4.3 million and $3.3 million, respectively, as of June 30, 2026. These conditions raise substantial doubt about our ability to continue as a going concern for a period of at least twelve months from the date these consolidated financial statements are issued. The report of our independent registered public accounting firm on our consolidated financial statements for the year ended June 30, 2026 includes an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern. Our consolidated financial statements have been prepared assuming that we will continue as a going concern and do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or the amounts and classification of liabilities, that might be necessary should we be unable to continue as a going concern. See Note 2 to our consolidated financial statements beginning on page F-9 and “Item 5. Key Information –D. Risk Factors - There is substantial doubt about our ability to continue as a going concern, and our independent registered public accounting firm has included a going concern explanatory paragraph in its report on our consolidated financial statements.”

In assessing our liquidity, management monitors our working capital requirements and our ability to generate sufficient cash flows to meet our operating and capital expenditure commitments. Our ability to manage our liquidity risk is dependent upon our ability to reduce our accounts and loans receivable, maintain our gross profit, and control our operating expenses. To strengthen our ability to continue as a going concern, management has developed the following measures: (i) growing our revenue base through strategic partnerships; (ii) raising funds through the capital markets; and (iii) implementing cost-control initiatives to reduce our fixed overheads. There can be no assurance that these measures will be successful, that we will be able to raise additional financing on acceptable terms or at all, or that the net proceeds of any such financing, together with our existing cash resources and cash flows from operations, will be sufficient to fund our operations.

During July 2026, we sold 116,743,749 Class A ordinary shares (583,719 shares post share consolidation) through an at-the-market program under the Sales Agreement dated February 13, 2026. Gross proceeds amounted to approximately $8.7 million. After deducting fees to the sales agent, we received net proceeds of approximately $7.6 million. We believe our current cash and anticipated cash flow from operations and equity financing will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. If the Company requires additional funding to finance its operations and fund its working capital, Mr. Feng Huang and Ms. Funa Li, as our major shareholders, have indicated their intent and ability to provide additional financial support to the Company up to a total maximum of $1,000,000.

Cash Flows Analysis

Year Ended June 30, 2026 Compared to Year Ended June 30, 2025

The following table sets forth a summary of our cash flows for the years indicated:

	2026	2025
Net cash used in operating activities	$(47,209)	$(926,667)
Net cash used in investing activities	(38,863,800)	(3,366,649)
Net cash provided by financing activities	38,421,795	5,138,754
Effect of foreign exchange rate on cash and restricted cash	23,982	(80)
Net (decrease) increase in cash and restricted cash	(465,232)	845,358
Cash and restricted cash at the beginning of the year	1,079,565	234,207
Cash and restricted cash at the end of the year	$614,333	$1,079,565

Operating Activities

Net cash used in operating activities was $47,209 for the year ended June 30, 2026, an decrease of $879,458 from net cash used of $926,667 for fiscal year 2025. The decrease was mainly due to: a) an increase of $4,563,717 in cash provided by accounts receivable and notes receivable, for the increase in collections of project receivables in the current and prior periods; and b) a decrease of $278,453 in cash used in accounts payable and notes payable; net of c) an increase of $2,805,060 in net loss; (d) a decrease of $407,979 and $212,749 in cash used in inventories and advance to suppliers, primarily due to the decrease in procurement for hotel projects; d) a decrease of $570,559 in cash provided by advances from customers, for the decrease in the number of projects secured by the Company.

Investing Activities

Net cash used in investing activities was $38,863,800 for the year ended June 30, 2026. It was primarily due to: a) an increase of $34,698,024 in loans lent to third parties; b) the purchase of property and equipment of $326,045, c) construction of intelligent kitchen manufacturing facility of $5,553,063; and d) advance to an investment consultant of $2,000,000; net of e) proceeds from repayment of loans receivable from third parties of $1,000,000 and f) maturity and full settlement of fixed deposits of $2,712,968.

Net cash used in investing activities was $3,366,649 for the year ended June 30, 2025. It was primarily due to: a) an increase of $4,515,050 in loans lent to third parties; b) the purchase of property and equipment of $273,823; net of c) refund of the land use right payment of $1,396,668.

Financing Activities

Net cash provided by financing activities was $38,421,795 for the year ended June 30, 2026. On December 22, 2025, the Company entered into a securities purchase agreement with certain investors for a private placement offering and received net proceeds of RMB 210 million (approximately $30.0 million). On February 13, 2026, the Company entered into a Sales Agreement with a sales agent through an at-the-market program, pursuant to which it raised net proceeds of $7.7 million during February and March 2026. In addition, the Company obtained borrowings of $10,809,036 via bank loans as working capital, which were offset by the repayment of $10,095,097.

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

Loan Facilities

For disclosures on loan facilities, please refer to Note 10 - Bank Loans in our consolidated financial statements.

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

On June 12, 2025, the Company entered into a lease agreement with Jiangyin Gushan Investment Co., Ltd. for a land use right to construct an intelligent kitchen manufacturing facility. The leased land is located on Fuqian East Road, Gushan Town, covering an area of 13,335 square meters and is zoned for industrial use. The lease term is from June 15, 2025 to June 15, 2028, with an annual rent of RMB 400,050 ($58,737). The Company recognized this lease as an operating lease and recognized a right-of-use asset and a lease liability.

Future minimum lease payments are $65,568 for the 12 months ending June 30, 2027.

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

5.E. Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the U.S., which require us to make estimates and assumptions that affect the reported amounts of assets and liabilities. On an ongoing basis, we evaluate our estimates, including those estimates that may have a significant effect on our financial condition and results of operations. Our significant accounting policies are disclosed in Note 3 to our consolidated financial statements. We base our estimates and judgment on historical experience and on various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

We consider an accounting estimate to be critical if:

(a)	the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and

(b)	the impact of the estimate on financial condition or operating performance is material.

Expected Credit Losses

The Company follows Accounting Standards Update 326, Credit Losses (“ASC 326”) to account for expected credit losses related to its accounts receivable.

The Company assesses collectability by reviewing receivables on a collective basis where similar characteristics exist, primarily based on the size and nature of specific customer’s receivables (the “CECL model”). In determining the allowance for expected credit losses, the Company considers not only the input from its CECL model but also historical collectability based on past due status, the age of the receivable balances, credit quality of customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers.

With respect to advance to vendors, the Company evaluates associated credit and performance risks and recoverability of its advance to each vendor periodically, taking into account the vendor’s financial condition and ability to fulfil its contractual obligations. The Company makes specific allowance for expected credit losses when there is doubt as to the ability of vendors in delivering their respective contractual obligations or refund the advance.

With respect to loans to third parties, on a periodic basis, the Company evaluates the collection risk related to its loans receivable, considering each borrower’s financial condition and ability to repay the loan, its payment history and current economic conditions. The Company will establish (or adjust) its allowance for expected credit losses related to its loans receivable at each reporting date.

There were no significant changes in the Company’s policy on allowance for expected credit losses throughout the periods presented.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Management

The following table provides information regarding our executive officers and directors as of the date of this annual report.

Name	Age	Position(s)
Feng Huang	44	Chief Executive Officer, Director, Chairman of the Board
Liang Xia	47	Chief Financial Officer
Jianhua Wu	46	Chief Operating Officer
Funa Li	39	Director
Libing Yan	49	Independent Director, Chair of Nominating Committee*
Lianyong Song	54	Independent Director, Chair of Audit Committee*
Liqi Xi	29	Independent Director, Chair of Compensation Committee*

Note:

*	Each of Libing Yan, Lianyong Song and Liqi Xi has been determined by us to satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and Rule 10A-3 under the Exchange Act.

The business address of each of the officers and executive directors is No. 190 Xizhang Road, Gushan Town, Jiangyin City, Jiangsu Province, People’s Republic of China.

Feng Huang, Chief Executive Officer and Chairman of the Board

Mr. Feng Huang has served as our Chief Executive Officer and Chairman of the Board since December 16, 2021 and is mainly responsible for presiding over the Company’s daily operations and handling business with external parties. He has more than 12 years of marketing and operations experience in the commercial kitchen appliance industry. He worked as a sales manager in Suzhou Hongtu Sanbao Technology Development Co., Ltd. from July 2004 to September 2007 during which he was in charge of product sales. Mr. Huang has been acting as the general manager of Wuxi Li Bang Kitchen Appliance Co., Limited since October 2007 and is responsible for operations, management, and marketing. He worked as a general manager of Li Bang Kitchen Appliance Co., Limited from March 2019 until now, during which he has been responsible for strategic and new project planning. Mr. Huang received a college degree in Computer Application from Silicon Lake Vocational and Technical School College in June 2004. Since September 2020, he has been a graduate student in Information Engineering at the School of Information Engineering, Jiangsu Open University.

Liang Xia, Chief Financial Officer

Mr. Liang Xia has a wealth of experience in financial management. He is proficient in finance, taxation, financing and financial information management. He has large-scale financial department management experience and cross-functional team management experience. From 2019 to April 2024, he acted as the Financial Manager at Li Bang Kitchen Appliance Co., Limited, and was responsible for overall accounting and financial management, project management. From 2014 to 2019, he acted as the Financial Manager at Wuxi Li Bang Kitchen Appliance Co., Limited. Prior to this, he worked at the Jiangyin Industrial and Commercial Consulting Center from 2000 to 2014. His responsibilities have consistently involved key roles in financial management and business consulting.

Mr. Liang Xia graduated with an associate degree in Business Administration from Yangzhou University Business School in 2000. He furthered his education by obtaining a bachelor’s degree in Accounting from Yangzhou University in 2004.

Jianhua Wu, Chief Operating Officer

Mr. Jianhua Wu has served as our Chief Operating Officer since December 16, 2021 and is mainly responsible for formulating the Company’s operating rules and work plans. He is also in charge of managing the work between various departments to ensure the overall functioning of the Company’s operating system. He has more than 10 years of operating and management experience. Mr. Wu has been acting as the Sales Manager of Dachang International (Shanghai) Co., Ltd. since July 2003. His activities include execution of regional sales plans and market development. From June 2007 to May 2016, he worked for Winterhalter Trading (Shanghai) Co., Ltd. as Sales Director during which he was responsible for kitchen renovation projects of Shanghai Jinmao Grand Hyatt Hotel and Shanghai Sheraton Hotel etc. He works as the General Manager of Wuxi Li Bang Kitchen Appliance Co., Ltd. Shanghai Branch since June 2016 until now, during which he is responsible for operations and management of the Company’s daily business. Mr. Wu obtained his bachelor’s degree in business management from Hefei University of Technology in June 2003.

Funa Li, Director

Ms. Funa Li has served as a director since May 14, 2022. Ms. Li has extensive experience in project management and bidding of the engineering industry. Since June 2021, she has been the General Manager of Jiangsu Zongchi Engineering Management Co., Ltd., where she is in charge of the daily operating and management of the company. From November 2009 to May 2021, she was the General Manager of Suzhou Zongchi Bidding Consulting Service Co., Ltd., during which she was responsible for managing the bidding operation. From July 2007 to October 2009, she served as the Sales of Suzhou Zhenghua Engineering Cost Consulting Co., Ltd. Ms. Li obtained her Technical Secondary School degree in Mechatronics from Shaanxi Institute of Technology in June 2006. Ms. Li is the spouse of Mr. Huang, our Chief Executive Officer and Chairman of the Board.

Libing Yan, Independent Director and Chair of Nominating Committee

Mr. Libing Yan has served as our director since May 2025. He has been serving as a lawyer at Beijing Dacheng (Wuxi) Law Offices since August 2017. He is a member of the Labor and Human Resources Professional Committee of Dacheng. Mr. Yan has been licensed to practice law in the PRC since February 2019 and has long focused on labor and social security law, with extensive experience in both legal practice and human resources management. Prior to joining Dacheng, Mr. Yan worked in enterprise human resources management, where he developed substantial practical expertise in labor compliance, workplace policy review, compensation design, workforce restructuring, and legal risk management. Mr. Yan is the pioneer of the first nationwide “Comprehensive Systematic Legal Risk Solution in Labor Law” product and has developed a full series of labor law compliance courses, which he regularly offers as public interest programs. He has represented numerous well-known companies in labor dispute cases, several of which have been recognized as representative cases by Jiangsu Province and Wuxi City. Mr. Yan graduated from Jiangsu Judicial School (currently known as Jiangsu Police Institute) in July 1998 and graduated from Nankai University with a bachelor degree in laws in December 2009.

Lianyong Song, Independent Director and Chair of Audit Committee

Mr. Lianyong Song has served as our director since March 2025. He has over thirty years of experience in auditing. From February 2013 until now, he has been a partner at Zhongqinwanxin (Beijing) Accounting Firm, during which he is responsible for personnel management, client relations, and business development. He independently manages a 10-person audit department and represents clients, including Wahaha Group (Red Bull Group), China State Construction Engineering Corporation USA, Wanrun Co., Ltd., and others. From June 2005 to February 2013, Mr. Song served as a senior audit manager at Deloitte Hua Yong CPA Firm (Beijing), during which he managed the company’s Chinese subsidiaries and oversaw projects related to the Capital Markets. Mr. Song familiarized himself with accounting regulations (including China GAAP, US GAAP, and IFRS). He represented clients, including Founder Broadband, Starbucks, IATA, MSN, Panasonic, TAL Education Group (NYSE: XRS), New Oriental Education (NYSE: EDU), and others. From December 1998 to June 2005, Mr. Song served as vice manager at Tianjian CPA firm, during which he was Responsible for personnel management, client relations, and business development. He familiarized himself with China GAAP and represented clients, including China Telecom, China Mobile, National Development Bank, Minsheng Bank, Guodian Nanjing (Shanghai: 600406). Mr. Song started his career at China Financial and Accounting Consulting Company. Mr. Song has a bachelor’s degree from Beijing Wuzi University.

Liqi Xi, Independent Director and Chair of Compensation Committee

Mr. Liqi Xi has served as our director since May 2025. He is an experienced sales and business development professional specializing in the commercial kitchen and cold chain equipment industry. From March 2020 to February 2024, Mr. Xi served as general manager of the e-commerce department at Jiangsu Tianyi Garment Co., Ltd., and was later promoted to head of the sales department, where he managed distribution channel sales. Since August 2024, he has served as general manager of Shanghai Huaxinhai Cold Chain Equipment Co., Ltd. In this role, he is responsible for developing and maintaining key client relationships and driving overall sales performance. His work includes exploring new markets, acquiring and retaining clients, monitoring industry trends and competitors, analyzing market conditions, and adapting sales strategies to meet evolving customer needs. He earned an associate degree in business administration from Southwest University of Science and Technology in January 2019.

Family Relationships

Ms. Funa Li, a director, is the wife of Mr. Feng Huang, our Chief Executive Officer and Chairman of the Board. Other than that, there are no family relationships among our directors or executive officers.

6.B. Compensation

Employment Agreements with Executive Officers

Our employment agreements with our officers generally provide for employment for a specific term and pay annual salary, health insurance, pension insurance, and paid vacation and family leave time. The agreement may be terminated by either party as permitted by law. In the event of a breach or termination of the agreement by our company, we may be obligated to pay the employee twice the ordinary statutory rate. In the event of a breach or termination causing loss to our company by the employee, the employee may be required to indemnify us against loss. We have executed employment agreements with Feng Huang, Funa Li, Liang Xia and Jianhua Wu.

For the years ended June 30, 2026, 2025 and 2024, we paid $90,965, $60,135 and $59,901, respectively, in cash to our executive officers and employee directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

On December 16, 2024, Li Bang International entered into an employment agreement with our Chief Executive Officer, Mr. Feng Huang, for a term of three years. The position is up for re-appointment every year by the BOD. Mr. Huang is entitled to US$30,000 for each calendar year, payable quarterly.

On April 28, 2024, Li Bang International entered into an employment agreement with our Chief Financial Officer, Mr. Liang Xia, for a term of three years. The position is up for re-appointment every year by the BOD Mr. Xia is entitled to US$30,000 for each calendar year, payable monthly.

On December 16, 2024, Li Bang International entered into an employment agreement with our Chief Operating Officer, Mr. Jianhua Wu, for a term of three years. The position is up for re-appointment every year by the BOD. Mr. Wu is entitled toUS$30,000 for each calendar year, payable quarterly.

On May 14, 2022, Ms. Funa Li, a director, has received and signed the offer letter provided by Li Bang International. The term shall continue until her successor is duly elected and qualified. The Board may terminate the position as a director for any or no reason. The position is up for re-appointment every year by the BOD of the Company. Ms. Li is entitled to US$30,000 for each calendar year, payable monthly.

2025 Share Incentive Plan

We have adopted our 2025 Share Incentive Plan (the “2025 Plan”), effective as of December 31, 2025, pursuant to an ordinary resolution by our shareholders at our Annual General Meeting of Shareholders held on December 30, 2025. As of the date of this annual report, we have not issued any shares or awards under the 2025 Plan.

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

Audit Committee. Our Audit Committee consists of Libing Yan, Lianyong Song and Liqi Xi. Lianyong Song serves as the chairperson of our audit committee. We have determined that these three individuals satisfy the “independence” requirements of Nasdaq Rule 5605 and Rule 10A-3 under the Securities Exchange Act of 1934. Our Board determined that Lianyong Song qualifies as an audit committee financial expert and has the accounting or financial management expertise as required under Item 407(d)(5)(ii) and (iii) of Regulation S-K of the SEC. The primary duties of the Audit Committee are, among other things:

●	Make recommendations to the Board in relation to the appointment of the external auditor;

●	Re-appointment and removal of the external auditor;

●	Monitor the reporting of our Company’s financial statements, annual reports, accounts and half-year reports; and

●	Review and supervise our financial controls, internal control and risk management systems.

Compensation Committee. Our compensation committee consists of Libing Yan, Lianyong Song and Liqi Xi. Liqi Xi serves as the chairperson of our compensation committee. The primary duties of the compensation committee are, among other things:

●	Make recommendations to the Board in relation to our policy and structure for all Directors’ and senior management’s compensation;

●	Make recommendations to the Board on the compensation packages of individual directors and senior management personnel; and

●	Review performance-based compensation and to ensure that none of the Directors determine their own compensation.

Nominating Committee. Our nominating committee consists of Libing Yan, Lianyong Song and Liqi Xi. Libing Yan serves as the chairperson of our nominating committee. The primary duties of the Nominating Committee are, among other things:

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

Duties of Directors

Under Cayman Islands law, our directors owe to us fiduciary duties, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfiling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company may have the right to seek damages if a duty owed by our directors is breached.

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

6.D. Employees

We had 136 employees as of the June 30, 2026. The following table sets forth a breakdown of our employees by function:

Department	As of the June 30, 2026
Administration	9
Technical	17
Sales	11
Accounting	2
Production	79
Procurement	1
Design	1
Logistics	10
Maintenance	6
Total	136

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

As of the date of this Annual Report, the Company’s authorized share capital is US$35,000 divided into 3,150,000,000 Class A Ordinary Shares of par value US$0.00001 each and 350,000,000 Class B Ordinary Shares of par value US$0.00001 each. Each Class A Ordinary Share entitles the holder thereof to one (1) vote on all matters submitted to shareholders for approval at a general meeting, and each Class B Ordinary Share entitles the holder thereof to fifteen (15) votes on all matters submitted to shareholders for approval at a general meeting.

The number and percentage of ordinary shares beneficially owned are based on 621,418 Class A Ordinary Shares and 89,008 Class B Ordinary Shares issued and outstanding as of the date of this annual report. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our ordinary shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person has voting or investment power with respect to securities. In computing the number of ordinary shares beneficially owned by a person listed below and the percentage ownership of such person, ordinary shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this annual report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all ordinary shares shown as beneficially owned by them.

	Class A Ordinary Shares Beneficially Owned		Class B Ordinary Shares Beneficially Owned		Total Ordinary Shares		Voting Power
Name of Beneficial Owner	Number	%	Number	%	Number	%	%
Directors and executive officers:
Feng Huang(1)	-	-	89,008	100%	89,008	12.5%	68.2%
Liang Xia	-	-	-	-	-	-	-
Jianhua Wu	-	-	-	-	-	-	-
Funa Li(2)	-	-	15,220	17.1%	15,220	2.1%	11.7%
Libing Yan	-	-	-	-	-	-	-
Lianyong Song	-	-	-	-	-	-	-
Liqi Xi	-	-	-	-	-	-	-
Directors and executive officers as a group	-	-	89,008	100%	89,008	12.5%	68.2%

5% or Greater Shareholders:
Maple Huang Holdings Limited(1)	-	-	89,008	100%	89,008	12.5%	68.2%

(1)	Feng Huang, through Maple Huang Holdings Limited, is deemed to beneficially own 89,008 Class B Ordinary Shares, of which 73,788 shares are held of record by Maple Huang Holdings Limited, a company incorporated in the British Virgin Islands and solely owned by Mr. Huang, and 15,220 shares are held of record by Funa Lee Holdings Limited, a company incorporated in the British Virgin Islands and solely owned by Ms. Li, spouse of Mr. Huang and a director of the Company. Mr. Huang and Ms. Li have an understanding that Mr. Huang has sole decision-making authority with respect to how the Class B Ordinary Shares held of record by each of their respectively wholly owned entities are voted, converted, transferred or otherwise disposed of. Accordingly, Mr. Huang, through Maple Huang Holdings Limited, may be deemed to beneficially own all the 89,008 Class B Ordinary Shares held of record by Maple Huang Holdings Limited and Funa Lee Holdings Limited. Maple Huang Holdings Limited’s current registered address is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

(2)	Funa Li is deemed to beneficially own 15,220 Class B Ordinary Shares that are held of record by Funa Lee Holdings Limited, a British Virgin Islands company solely owned by Ms. Li. Since Ms. Li owns 100% of Funa Lee Holdings Limited, she has the voting and dispositive power of all the shares held by Funa Lee Holdings Limited. Funa Lee Holdings Limited’s current registered address is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

6.F. Disclosure of Action to Recover Erroneously Awarded Compensation

There was no erroneously awarded compensation that was required to be recovered pursuant to the Company’s Executive Compensation Recovery Policy during the fiscal year ended June 30, 2026.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees - 6.E. Share Ownership.”

7.B. Related Party Transactions

Terms of Directors and Officers

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Terms of Directors and Officers.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation-Employment Agreements with Executive Officers.”

Other Related Party Transactions

The table below sets forth the major related parties and their relationships with the Company as of June 30, 2026:

Name of related parties	Relationship with the Group
Feng Huang	Ultimate majority shareholder of Li Bang International, CEO and Chairman of the Board
Funa Li	Director, spouse of Mr. Feng Huang

The following are related party balances which are non-interest bearing as of the date of this report, June 30, 2026 and 2025:

	Date of this report	2026	2025
	US$	US$	US$
Amounts due to related parties:
Feng Huang (1)	$302,458	$318,981	$210,490

(1)	The balances represent primarily business expenses paid by Mr. Huang of the Company in the normal course of business, which amounts are to be reimbursed by the Company.

The following are related party transactions for the subsequent period up to the reporting date and for the years ended June 30, 2026 and 2025:

	Subsequent period up to the reporting date	2026	2025
	US$	US$	US$
Equity Transaction (1):
Feng Huang	$248,700	$-	$-
Funa Li	51,300	-	-
	$300,000	$-	$-

(1)	On August 13, 2026, the Company entered into a Securities Purchase Agreement whereby the Company sold 73,147 Class B ordinary shares to Maple Huang Holdings Limited (an entity wholly owned and controlled by Feng Huang, ultimate majority shareholder of the Company) and 15,088 Class B ordinary shares to Funa Lee Holdings Limited (an entity wholly owned and controlled by Funa Li, a director of the Company and the spouse of Mr. Huang), at a price of $3.40 per share for an aggregate purchase price of $300,000. The shares were issued and sold on August 17, 2026.

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

Please refer to “Item 18. Financial Statements.”

Legal and Administrative Proceedings

Please refer to “Item 4. Information on the Company - Legal Proceedings.”

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

ITEM 9. THE OFFER AND LISTING

9.A. Offer and listing details

Our Class A Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “LBGJ.” The Class A Ordinary Shares began trading on The Nasdaq Capital Market on November 21, 2025, under our symbol “LGBJ”. The CUSIP number of our Class A Ordinary Shares is currently G5480M128.

Our ordinary shares began trading on October 23, 2024 on the Nasdaq Capital Market.

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

10.B. Memorandum and articles of association

The following are summaries of the material provisions of our amended and restated memorandum and articles of association and the Cayman Islands Companies Act, insofar as they relate to the material terms of our ordinary shares. Copies of our amended and restated memorandum and articles of association are filed as exhibits to this annual report. As a convenience to potential investors, we provide the below description of Cayman Islands law and our amended and restated articles of association.

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

Subject to the provisions of the Cayman Islands Companies Act and our articles of association regarding redemption and purchase of our shares, our directors have general and unconditional authority to allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any unissued shares to such persons, at such times and on such terms and conditions as they may decide. Such authority could be exercised by our directors to allot shares which carry rights and privileges that are preferential to the rights attaching to ordinary share. No share may be issued at a discount to par value except in accordance with the provisions of the Cayman Islands Companies Act. Our directors may refuse to accept any application for shares and may accept any application in whole or in part, for any reason or for no reason.

As of the date of this annual report, there are 621,418 Class A Ordinary Shares and 89,008 Class B Ordinary Shares issued and outstanding, all of which are fully paid and non-assessable.

Dividends

Subject to the provisions of the Cayman Islands Companies Act and our memorandum and articles of association, our directors may declare dividends or distributions out of our funds which are lawfully available for that purpose.

Subject to the requirements of the Cayman Islands Companies Act regarding the application of a company’s share premium account, dividends may be declared and paid out of our share premium account. Dividends may also be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which the BOD determines is no longer needed. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Our directors when paying dividends to shareholders may make such payment in cash.

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

Variation of Rights Attaching to of Shares

Whenever our share capital is divided into different classes of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of more than one half of the issued shares of that class, or with the sanction of a resolution passed by a majority of more than one half of the holders of shares of the class or series present in person or by proxy at a separate general meeting of the holders of shares of that class.

Unless the terms on which a class of shares was issued state otherwise, the rights conferred on the shareholder holding shares of any class shall not be deemed to be varied by the creation or issue of further shares ranking pari passu with the existing shares of that class or subsequent or in priority to them.

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

(e)	cancel shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person.

Subject to the Cayman Islands Companies Act, our shareholders may, by special resolution, reduce our share capital and any capital redemption reserve in any manner.

Calls on Shares and Liens

Subject to the terms of allotment, our directors may make calls on the shareholders in respect of some or all of any monies unpaid on their shares including any unpaid premium and each shareholder shall (subject to receiving at least 14 days’ notice specifying when payment is to be made), pay to us at the time or times so specified the amount called on his shares. Shareholders registered as the joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share. If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call or if no rate is fixed, at the rate of 6 percent per annum. Our directors may, at their discretion, waive payment of the interest wholly or in part.

We have a first and paramount lien on every partly-paid or unpaid share for all monies called or payable to us in respect of that share. Our liens on such shares extend to dividends payable thereon.

At any time our directors may declare any share to be wholly or partly exempt from the lien on shares provisions of our articles of association.

We may sell, in such manner as our directors may determine, any share on which the sum in respect of which the lien exists is presently payable, if due notice that such sum is payable has been given (as prescribed by our articles of association) and, within 14 days of the date on which the notice is deemed to be given under our articles of association, such notice has not been complied with.

Unclaimed Dividend

A dividend that remains unclaimed for a period of six years after it became due for payment shall be forfeited to, and shall cease to remain owing by, the Company.

Forfeiture of Shares

If a shareholder fails to pay any call, our directors may give to such shareholder not less than 14 days’ notice requiring payment to be made. The notice shall also contain a warning that if the notice is not complied with, the shares in respect of which the call is made will be liable to be forfeited.

If such notice is not complied with, our directors may, before the payment required by the notice has been received, resolve that any share the subject of that notice be forfeited (which forfeiture shall include all dividends or other monies payable in respect of the forfeited share and not paid before such forfeiture).

A forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as our directors determine and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as our directors think fit.

A person whose shares have been forfeited shall cease to be a shareholder in respect of the forfeited shares, but shall, notwithstanding such forfeit, remain liable to pay to us all monies which at the date of forfeiture were payable by him to us in respect of the shares, together with all expenses and interest from the date of forfeiture until payment.

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

(b)	purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which our directors determine at the time of such purchase; and

(c)	permit the surrender of fully paid shares for no consideration.

We may make a payment in respect of the redemption or purchase of our own shares in any manner authorized by the Cayman Islands Companies Act, including out of any combination of capital, our profits and the proceeds of a fresh issue of shares.

When making a payment in respect of the redemption or purchase of shares, our directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorized by the terms of the allotment of those shares or by the terms applying to those shares, or otherwise by agreement with the shareholder holding those shares.

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

Where the ordinary shares in question are not listed on or subject to the rules of Nasdaq, the BOD may, in its absolute discretion, decline to register any transfer of any ordinary share that has not been fully paid up or is subject to a company lien. The BOD may also decline to register any transfer of such ordinary share unless:

(a)	the instrument of transfer is lodged with us, accompanied by the certificate (if any) for the ordinary shares to which it relates and such other evidence as the BOD may reasonably require to show the right of the transferor to make the transfer;

(b)	the instrument of transfer is in respect of only one class of ordinary share;

(c)	the instrument of transfer is properly stamped, if required;

(d)	the ordinary share transferred is fully paid and free of any lien in favor of us;

(e)	any fee related to the transfer has been paid to us; and

(f)	in the case of a transfer to joint holders, the transfer is not to more than four joint holders.

If our directors refuse to register a transfer, they are required, within two months after the date on which the instrument of transfer was lodged, to send to the transferee notice of such refusal.

The registration of transfers may, on not less than 14 calendar days’ notice being given by advertisement in one or more newspapers or by electronic means or any other means, be suspended at such times and for such periods as the BOD may from time to time determine. The registration of transfers, however, shall not be suspended for more than 30 calendar days in any year.

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

General Meetings

As a Cayman Islands exempted company, we are not obligated by the Cayman Islands Companies Act to call shareholders’ annual general meetings; accordingly, we may, but shall not be obliged to, in each year hold a general meeting as an annual general meeting. Any annual general meeting held shall be held at such time and place as may be determined by the BOD. All general meetings other than annual general meetings shall be called extraordinary general meetings.

Any of our directors may convene general meetings whenever such director thinks fit. General meetings shall also be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold not less than 10 percent of the rights to vote at such general meeting, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If our directors do not convene such meeting for a date not later than 21 clear days’ after the date of receipt by the Company of the written requisition, the requisitionists, or any of them representing at least one-half of the total voting rights of all of the requisitionists, may themselves convene a general meeting, but any meeting so convened shall be held no later than the day which falls three months after the expiration of the said twenty-one day period.

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

A meeting of shareholders is duly constituted if, at the commencement of the meeting, there are present in person, through their authorized representative or by proxy one or more shareholders who, together, hold at least one third of all of the issued shares entitled to attend and vote thereat.

If within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved; in any other case it shall stand adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place or to such other day, time and place as our directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting the shareholders present shall be a quorum.

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless the BOD demands before the meeting that voting shall be conducted by poll or a poll is (before, or on, the declaration of the result of the show of hands) demanded by the chairman of the meeting or by any other shareholder or shareholders collectively present in person or by proxy (or in the case of a corporation or other non-natural person, by its duly authorized representative or proxy) and holding at least ten percent of all of the issued shares giving a right to attend and vote at the meeting. Unless a poll is so demanded, a declaration by the chairman as to the result of a resolution and an entry to that effect in the minutes of the meeting, shall be conclusive evidence of the outcome of a show of hands, without proof of the number or proportion of the votes recorded in favor of, or against, that resolution.

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

A director may be appointed by ordinary resolution or by our directors. Any appointment may be to fill a vacancy or as an additional director.

Our directors shall be entitled to such remuneration as our directors may determine.

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

Subject to the provisions of our articles of association, the office of a director shall be vacated forthwith if:

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

Powers and Duties of Directors

Subject to the provisions of the Cayman Islands Companies Act and our memorandum and articles of association, our business shall be managed by our directors, who may exercise all our powers. No prior act of our directors shall be invalidated by any subsequent alteration of our memorandum or articles of association. However, to the extent allowed by the Cayman Islands Companies Act, shareholders may by special resolution validate any prior or future act of the directors which would otherwise be in breach of their duties.

Our directors may delegate any of their powers to any committee consisting of one or more persons who need not be shareholders and may include non-directors so long as the majority of those persons are directors; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by our directors. The BOD has established an audit committee, compensation committee, and nomination and corporate governance committee.

The BOD may establish any local or divisional board of directors or agency and delegate to it its powers and authorities (with power to sub-delegate) for managing any of our affairs whether in the Cayman Islands or elsewhere and may appoint any persons to be members of a local or divisional board of directors, or to be managers or agents, and may fix their remuneration.

Our directors may from time to time and at any time by power of attorney or in any other manner they determine appoint any person, either generally or in respect of any specific matter, to be our agent with or without authority for that person to delegate all or any of that person’s powers.

Our directors may from time to time and at any time by power of attorney or in any other manner they determine appoint any person, whether nominated directly or indirectly by our directors, to be our attorney or our authorized signatory and for such period and subject to such conditions as they may think fit. The powers, authorities and discretions, however, must not exceed those vested in, or exercisable, by our directors under our articles of association.

The BOD may remove any person so appointed and may revoke or vary the delegation.

Our directors may exercise all of our powers to borrow money and to mortgage or charge its undertaking, property and assets both present and future and uncalled capital or any part thereof, to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of ours or our parent undertaking (if any) or any subsidiary undertaking of us or of any third party.

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

Our directors may resolve to capitalize:

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

Liquidation Rights

If we are wound up, the shareholders may, subject to our articles of association and any other sanction required by the Cayman Islands Companies Act, pass a special resolution allowing the liquidator to do either or both of the following:

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

Under the Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a person who has agreed to become a shareholder and who is registered in the register of members is deemed, as a matter of the Cayman law, to have legal title to the shares as set against its name in the register of members.

Differences in Corporate Law

Cayman Islands companies are governed by the Companies Act which is modeled on English law but does not follow recent English statutory enactments. In addition, the Cayman Islands Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Cayman Islands Companies Act applicable to us and the comparable laws applicable to companies incorporated in the State of Delaware in the U.S.

Mergers and Similar Arrangements

In certain circumstances, the Companies Act permits mergers or consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies provided that the laws of the foreign jurisdiction permit such merger or consolidation.

Where the merger or consolidation is between two Cayman Islands companies, the directors of each company must approve a written plan of merger or consolidation containing certain prescribed information. That plan of merger or consolidation must then be authorized by (i) a special resolution of the shareholders of each company; and (ii) such other authorization, if any, as may be specified in such constituent company’s articles of association. No shareholder resolution is required for a merger between a parent company (i.e., a company that holds issued shares that together represent 90% of the votes at a general meeting of the subsidiary company) and its subsidiary company, if a copy of the plan of merger is given to every member of each subsidiary company to be merged unless that member agrees otherwise.

The consent of each holder of a fixed or floating security interest of a constituent company must be obtained, unless the court waives such requirement. If the Cayman Islands Registrar of Companies is satisfied that the requirements of the Companies Act (which includes certain other formalities) have been complied with, the Registrar of Companies will register the plan of merger or consolidation.

Where the merger or consolidation involves a foreign company, the procedure is similar, save that with respect to the foreign company, the directors of the Cayman Islands company are also required to make a declaration to the effect that, having made due enquiry, they are of the opinion that certain requirements have been met, including the following requirements: (i) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the foreign company and by the laws of the jurisdiction in which the foreign company is incorporated, and that those laws and any requirements of those constitutional documents have been or will be complied with; (ii) that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidate the foreign company in any applicable jurisdictions; (iii) that no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the foreign company, its affairs or its property or any part thereof; (iv) that no scheme, order, compromise or other similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the foreign company are and continue to be suspended or restricted; and (v) there is no other reason why it would be against the public interest to permit the merger or consolidation.

Where the surviving company is the Cayman Islands exempted company, the directors of the Cayman Islands exempted company are further required to make a declaration to the effect that, having made due enquiry, they are of the opinion that the following requirements have been met: (i) that the foreign company is able to pay its debts as they fall due and that the merger or consolidation is bona fide and not intended to defraud unsecured creditors of the foreign company; (ii) that in respect of the transfer of any security interest granted by the foreign company to the surviving or consolidated company (a) consent or approval to the transfer has been obtained, released or waived; (b) the transfer is permitted by and has been approved in accordance with the constitutional documents of the foreign company; and (c) the laws of the jurisdiction of the foreign company with respect to the transfer have been or will be complied with; and (iii) that the foreign company will, upon the merger or consolidation becoming effective, cease to be incorporated, registered or exist under the laws of the relevant foreign jurisdiction.

The Companies Act provides for a right of dissenting shareholders to be paid the fair value of their shares upon their dissenting to the merger or consolidation in certain circumstances if they follow a prescribed procedure. In essence, where such rights apply, that procedure is as follows: (i) the shareholder must give his written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for their shares if the merger or consolidation is authorized by the vote; (ii) within 20 days following the date on which the merger or consolidation is authorized by the shareholders, the constituent company must give written notice to each shareholder who made a written objection; (iii) a shareholder who elects to dissent must within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of his intention to dissent including, among other details, a demand for payment of the fair value of their shares; (iv) within seven days following the date of the expiration of the period set out in clause (iii) above or seven days following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase their shares at a price that the company determines is the fair value and if the company and the shareholder agree the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount; and (v) if the company and the shareholder fail to agree on a price within such 30 day period, within 20 days following the date on which such 30 day period expires, the company must (and any dissenting shareholder may) file a petition with the Grand Court of the Cayman Islands to determine the fair value of all dissenting shares and such petition by the company must be accompanied by a list of the names and addresses of the dissenting shareholders with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the court has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value. Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached. A shareholder who dissents must do so in respect of all shares that that person holds in the constituent company. Upon the giving of a notice of dissent under clause (iii) above, the shareholder to whom the notice relates shall cease to have any of the rights of a shareholder except the right to be paid the fair value of that person’s shares and certain rights specified in the Companies Act. These rights of a dissenting shareholder are not available in certain circumstances, for example, to dissenting shareholders holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date, where the consideration for such shares to be contributed are shares of any company listed on a national securities exchange or shares of the surviving or consolidated company.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction or amalgamation of companies in certain circumstances, commonly referred to in the Cayman Islands as a “scheme of arrangement”, which may be tantamount to a merger. Schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely held companies. In the event that a merger was sought pursuant to a scheme of arrangement (the procedures for which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved (i) in relation to a compromise or arrangement between a company and its creditors or any class of them, a majority in number of such creditors or class of creditors with whom the arrangement is to be made and who must in addition represent 75% in value of such creditors or class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting summoned for that purpose; and (ii) in relation to a compromise or arrangement between a company and its shareholders or any class of them, shareholders who represent 75% in value of the company’s shareholders or class of shareholders, as the case may be, that are present and voting either in person or by proxy at a meeting summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

●	the company is not proposing to act illegally or beyond the scope of its corporate authority and the statutory provisions as to the required majority vote have been complied with;

●	the shareholders have been fairly represented at the meeting in question;

●	the arrangement is such as a businessman would reasonably approve; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority”.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith, collusion or inequitable treatment of shareholders.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff in any claim based on a breach of duty owed to us, and a claim against (for example) our directors or officers usually may not be brought by a shareholder. However, based both on Cayman Islands authorities and on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

●	a company acts or proposes to act illegally or ultra vires and is therefore incapable of ratification by the shareholders;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

●	those who control the company are perpetrating a “fraud on the minority”.

Indemnification of Directors and Executive Officers and Limitation of Liability

The Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against indemnified person’s own fraud or dishonesty or willful default or willful neglect or against the consequences of committing a crime . Our Amended and Restated Memorandum and Articles provide that, to the extent permitted by law, we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors, other than by reason of such person’s own dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

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

Anti-Takeover Provisions in Our Articles of Association

Some provisions of our articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize the BOD to issue shares at such times and on such terms and conditions as the BOD may decide without any further vote or action by our shareholders.

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

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company -a duty to act bona fide in what the director considers to be the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

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

The Cayman Islands Companies Act provides shareholders with only limited rights to requisition a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. Our articles of association provide that general meetings shall be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold not less than 10 percent of the rights to vote at such general meeting, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If our directors do not convene such meeting for a date not later than twenty-one days’ after the date of receipt of the written requisition, those shareholders who requested the meeting (or any of them who, together, hold at least half of the voting rights of all of them) may convene the general meeting themselves within three months after the end of such period of twenty-one days in which case reasonable expenses incurred by them as a result of our directors failing to convene a meeting shall be reimbursed by us. Our articles of association provide no other right to put any proposals before annual general meetings or extraordinary general meetings. As a Cayman Islands exempted company, we are not obligated by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under Cayman Islands law, but our articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

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

The Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although the Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

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

Under the Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its shareholders or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its shareholders. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our articles of association, our company may be dissolved, liquidated, or wound up by a special resolution of our shareholders.

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

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under the Cayman Islands Companies Act and our articles of association, our articles of association may only be amended by special resolution of our shareholders.

Anti-money Laundering-Cayman Islands

To comply with legislation or regulations aimed at the prevention of money laundering, we are required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity and source of funds. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In some cases the directors may be satisfied that no further information is required since an exemption applies under the Anti-Money Laundering Regulations (Revised) of the Cayman Islands, as amended and revised from time to time (the “Regulations”). Depending on the circumstances of each application, a detailed verification of identity might not be required where:

(a)	the subscriber makes the payment for their investment from an account held in the subscriber’s name at a recognized financial institution; or

(b)	the subscriber is regulated by a recognized regulatory authority and is based or incorporated in, or formed under the law of, a recognized jurisdiction; or

(c)	the application is made through an intermediary which is regulated by a recognized regulatory authority and is based in or incorporated in, or formed under the law of a recognized jurisdiction and an assurance is provided in relation to the procedures undertaken on the underlying investors.

For the purposes of these exceptions, recognition of a financial institution, regulatory authority, or jurisdiction will be determined in accordance with the Regulations by reference to those jurisdictions recognized by the Cayman Islands Monetary Authority as having equivalent anti-money laundering regulations.

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

10.C. Material contracts

Other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions-B. Related Party Transactions” or elsewhere in this annual report, we have not entered into any material contract during the two years immediately preceding the date of this annual report on Form 20-F.

10.D. Exchange controls

The Cayman Islands Hong Kong, and the United States currently have no exchange control regulations or currency restrictions.

Under existing PRC foreign exchange regulations, payment of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. Therefore, our PRC Subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approval from, or registration with, appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. Current PRC regulations permit our PRC Subsidiaries to pay dividends to Li Bang International only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. As of the date of this annual report, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except for the transfer of funds involving money laundering and criminal activities. Cayman Islands law prescribes that a company may only pay dividends out of its profits or share premium, and that a company may only pay dividends if, immediately following the date on which the dividend is paid, the company remains able to pay its debts as they fall due in the ordinary course of business. Other than that, there are no restrictions on Li Bang International’s ability to transfer cash to investors. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.”

10.E. Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands, or produced before a Cayman Islands court.

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

10.I. Subsidiary Information

For a list of our subsidiaries, see “Item 4. Information of the Company—C. Organizational Structure.”

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

As of June 30, 2026, 2025 and 2024, all cash balances held in PRC banks are covered by insurance.

Concentration and credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of accounts receivable, notes receivable, advances to suppliers and amount due from related parties. A portion of the Company’s sales are credit sales which are to the customers whose ability to pay is dependent upon industry economics prevailing in these areas; however, concentrations of credit risk with respect to trade accounts receivable is limited due to most clients of the Company are state-owned enterprises. The Company also performs ongoing credit evaluations of its customers to help further reduce credit risk. As of June 30, 2026, $5.60 million or 44% of the Company’s accounts receivable were from state-owned enterprises. As of June 30, 2025, $9.28 million or 58% of the Company’s accounts receivable were from state-owned enterprises. As of June 30, 2024, $10.47 million or 52% of the Company’s accounts receivable were from state-owned enterprises.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

We do not have any material defaults in the payment of principal, interest, or any instalments under a sinking or purchase fund.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

On June 27, 2025, our shareholders approved an amendment and restatement of our memorandum and articles of association to adopt a dual-class share structure by:

(a)	re-designating, on a one-for-one basis, all of the then issued and outstanding Ordinary Shares into Class A ordinary shares of a par value of US$0.0001 each, each having one (1) vote per share and the other rights attached to it as set out in the Company’s amended and restated memorandum and articles of association (the “Amended and Restated M&A”);

(b)	re-designating, on a one-for-one basis, 50,000,000 of the authorized but unissued Ordinary Shares into Class B ordinary shares of a par value of US$0.0001 each, each having fifteen (15) votes per share and the other rights attached to it as set out in the Amended and Restated M&A; and

(c)	re-designating, on a one-for-one basis, all of the remaining authorized but unissued Ordinary Shares into Class A ordinary shares.

Following the adoption of the dual-class share structure, we intend to repurchase an aggregate of 15,436,000 Class A ordinary shares held by Maple Huang Holdings Limited and Funa Lee Holdings Limited and issue an equal number of new Class B ordinary shares to such shareholders in consideration therefor. Mr. Feng Huang, our Chief Executive Officer and Chairman of the Board of Directors, has the voting and dispositive power of all the shares held by Maple Huang Holdings Limited. Ms. Funa Li, our director and the spouse of Mr. Huang, has the voting and dispositive power of all the shares held by Funa Lee Holdings Limited. Mr. Huang and Ms. Li beneficially own all of our outstanding Class B ordinary shares and control a vast majority of our total voting power following completion of the aforementioned repurchase and issuance transactions.

The Class A ordinary shares began trading on The Nasdaq Capital Market on November 21, 2025, under the same symbol “LGBJ” and the same CUSIP number of G5480M102. The Class B ordinary shares are not be listed and traded on The Nasdaq Capital Market or any other exchange.

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

Based upon that evaluation, our management has concluded that, as of June 30, 2026, our disclosure controls and procedures were not effective as our management has identified the following “material weaknesses” in our internal control over financial reporting (“ICFR”), as defined in the standards established by the PCAOB, and other control deficiencies. A “material weakness” is a deficiency, or a combination of deficiencies, in ICFR, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified are related to:

●	Lack of qualified personnel who are knowledgeable about U.S. GAAP and pertinent SEC reporting requirements; and

●	Lack of well-established financial and SEC reporting processes to ensure timely review and detection of errors or inaccuracies in the Company’s consolidated financial statements.

In response to the material weaknesses identified previously, we are implementing a number of measures to address the abovementioned material weaknesses, including but not limited to (a) hire additional finance and accounting staff with qualifications and work experiences in SEC reporting requirements to formalize and strengthen the Company’s key internal control over financial reporting; and (b) allocate sufficient resources to prepare and review financial statements and related disclosures in accordance with US GAAP and SEC reporting requirements.

We have taken steps to address the material weaknesses and continue to implement our remediation plan, which we believe will address their underlying causes. We have engaged seasoned financial reporting advisors to provide assistance in the areas of U.S. GAAP and SEC reporting, ICFR, and financial accounting in the short term and to evaluate and document the design and operating effectiveness of our internal controls and assist with the remediation and implementation of our internal controls as required. We are evaluating the longer-term resource needs of our various financial functions. These remediation measures may be time consuming, costly, and might place significant demands on our financial and operational resources. Although we have made enhancements to our control procedures in this area, the material weaknesses will not be remediated until the necessary controls have been implemented and are operating effectively. We do not know the specific time frame needed to fully remediate the material weakness identified.

(b) Management’s annual report on internal control over financial reporting.

Our management is responsible for establishing and maintaining adequate ICFR, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management evaluated the effectiveness of our ICFR, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of June 30, 2026 due to the material weaknesses identified in our ICFR as described above.

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

(d) Changes in ICFR.

There have been no changes in our ICFR that occurred during the fiscal year ended June 30, 2026, that have materially affected, or are reasonably likely to materially affect, our ICFR.

ITEM 16. [RESERVED]

None.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s board of directors determined that Lianyong Song qualifies as an “audit committee financial expert” in accordance with applicable Nasdaq Capital Market standards. The Company’s board of directors has also determined that members of the Audit Committee are all “independent” in accordance with the applicable Nasdaq Capital Market standards.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Wei, Wei & Co., LLP was appointed by the Company to serve as its independent registered public accounting firm for fiscal year ended June 30, 2026. Audit services provided by Wei, Wei & Co., LLP for fiscal years ended June 30, 2026, 2025 and 2024 included the examination of the consolidated financial statements of the Company.

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

Wei, Wei & Co’s fee for the fiscal years ended June 30, 2026, 2025 and 2024 was $290,000, $230,000 and $340,000, respectively.

Audit-Related Fees

There was no audit-related service fees incurred from Wei, Wei & Co for the fiscal years ended June 30, 2026, 2025 or 2024.

Tax Fees

There was no tax service fees incurred from Wei, Wei & Co for the fiscal years ended June 30, 2026, 2025 or 2024.

All Other Fees

There were no other services fees incurred from Wei, Wei & Co in fiscal year ended June 30, 2026, 2025 or 2024.

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

Our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Class A Ordinary Shares—Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.”

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

We have not encountered cybersecurity risks, threats, or incidents that have materially affected or are reasonably likely to materially affect the Company, our business strategy, results of operations, or financial condition during the fiscal year ended June 30, 2026.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Description of Exhibit
1.1*	Amended and Restated Memorandum of Association of Li Bang International Corporation Inc.

1.2*	Amended and Restated Articles of Association of Li Bang International Corporation Inc.

2.1*	Description of Securities Registered under Section 12 of the Exchange Act

2.2	Form of Underwriter’s Warrant (incorporated by reference to Exhibit 4.1 to our registration statement on Form F-1 (File No. 333-262367), as amended, initially filed with the SEC on January 27, 2022)

4.1	Employment Agreement with Feng Huang (incorporated by reference to Exhibit 10.1 to our registration statement on Form F-1 (File No. 333-262367), as amended, initially filed with the SEC on January 27, 2022)

4.2	Employment Agreement with Liang Xia (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-262367), as amended, initially filed with the SEC on January 27, 2022)

4.3	Employment Agreement with Jianhua Wu (incorporated by reference to Exhibit 10.3 to our registration statement on Form F-1 (File No. 333-262367), as amended, initially filed with the SEC on January 27, 2022)

4.4	Director Offer Letter with Funa Li (incorporated by reference to Exhibit 10.4 to our registration statement on Form F-1 (File No. 333-262367), as amended, initially filed with the SEC on January 27, 2022)

4.5*	Independent Director Offer Letter with Libing Yan

4.6*	Independent Director Offer Letter with Lianyong Song

4.7*	Independent Director Offer Letter with Liqi Xi

4.8	Form of the Securities Purchase Agreement dated December 22, 2025 between the Company and certain investors (incorporated by reference to Exhibit 10.1 to our current report on Form 6-K (File No. 001-42378), filed with the SEC on December 29, 2025)

4.9	2025 Share Incentive Plan of the Company (incorporated herein by reference to Exhibit 99.4 to our current report on Form 6-K filed with the SEC on December 22, 2025)

4.10	Sales Agreement between Li Bang International Corporation Inc. and AC Sunshine Securities LLC, dated February 13, 2026 (incorporated by reference to Exhibit 1.1 to our current report on Form 6-K (File No. 001-42378), filed with the SEC on February 17, 2026)

4.11	English translation of the share purchase agreement between Jiangsu Li Bang Intelligent Technology Co., Ltd., a wholly-owned subsidiary of Li Bang International Corporation Inc., and certain shareholders of Suzhou Yufengyuan Food Distribution Co., Ltd., dated February 25, 2026 (incorporated by reference to Exhibit 10.1 to our current report on Form 6-K (File No. 001-42378), filed with the SEC on March 2, 2026)

4.12

English translation of the equity transfer agreement between Jiangsu Li Bang Intelligent Technology Co., Ltd., a wholly-owned subsidiary of Li Bang International Corporation Inc., and certain shareholders of Suzhou Yufengyuan Food Distribution Co., Ltd., dated April 17, 2026. (incorporated by reference to Exhibit 10.1 to our amended current report on Form 6-K/A (File No. 001-42378), filed with the SEC on April 22, 2026)

4.13

Amendment No. 1 to the Sales Agreement, dated June 11, 2026, by and between the Company and AC Sunshine Securities LLC (incorporated by reference to Exhibit 1.1 to our current report on Form 6-K (File No. 001-42378), filed with the SEC on June 12, 2026)

4.14	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to our current report on Form 6-K (File No. 001-42378), filed with the SEC on August 19, 2026)

4.15	Form of Termination Letter by and among Jiangsu Li Bang Intelligent Technology Co., Ltd., a wholly-owned subsidiary of Li Bang International Corporation Inc., and certain shareholders of Suzhou Yufengyuan Food Distribution Co., Ltd., dated October 8, 2026 (incorporated by reference to Exhibit 10.1 to our current report on Form 6-K (File No. 001-42378), filed with the SEC on October 9, 2026).

4.16	Share Purchase Agreement, dated November 3, 2026, by and among Li Bang International Corporation Inc., Jiangsu Libang Intelligent Technology Co., Ltd., a wholly-owned subsidiary of Li Bang International Corporation Inc., Jiangsu Xinsheng Synthetic Materials Co., Ltd., and the two shareholders of Jiangsu Xinsheng Synthetic Materials Co., Ltd. (incorporated by reference to Exhibit 10.1 to our current report on Form 6-K (File No. 001-42378), filed with the SEC on November 3, 2026)

4.17*	English transaction of the Loan Assignment Agreement by and among Jiangyin Huiheng Investment Co., Ltd., Jiangsu Libang Intelligent Technology Co., Ltd., and Jiangyin Yuhua Aluminum Co., Ltd., dated May 25, 2026.

8.1*	List of Subsidiaries

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 14.1 to our registration statement on Form F-1 (File No. 333-262367), as amended, initially filed with the SEC on January 27, 2022)

11.2	Insider Trading Policies (incorporated by reference to Exhibit 11.2 to the annual report on Form 20-F for the fiscal year ended June 30, 2024)

12.1*	Certification of Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Wei, Wei & Co., LLP

15.2*	Consent of Appleby

15.3*	Consent of Beijing Kangda Law Firm Hangzhou Office

97.1	Executive Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 to the annual report on Form 20-F for the fiscal year ended June 30, 2024)

101.INS*	Inline XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Li Bang International Corporation Inc.

By:	/s/ Feng Huang
Name:	Feng Huang
Title:	Chief Executive Officer and Chairman of the Board

Date: November 13, 2026

LI BANG INTERNATIONAL CORPORATION INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Li Bang International Corporation Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Li Bang International Corporation Inc. and Subsidiaries (the “Company”) as of June 30, 2026 and 2025, and the related consolidated statements of loss and comprehensive loss, changes in equity, and cash flows for each of the three years in the period ended June 30, 2026, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2026 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2026, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2 to the consolidated financial statements, the Company incurred recurring net loss for the years ended June 30, 2026, 2025 and 2024, and had a working capital deficit and an accumulated deficit of approximately $4.3 million and $3.3 million, respectively, as of June 30, 2026. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 2 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Flushing, New York

November 13, 2026

LI BANG INTERNATIONAL CORPORATION INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of June 30,
	2026	2025
ASSETS
Current Assets:
Cash	$242,965	$933,826
Restricted cash	371,368	145,739
Fixed deposits	-	2,654,150
Accounts receivable, net	8,426,236	12,280,554
Notes receivable	-	29,544
Advance to vendors, net	3,185,550	781,590
Inventories	1,775,285	1,513,758
Loans receivable	1,468,207	1,000,000
Prepaid expenses and other current assets, net	1,110,164	600,927
Total current assets	16,579,775	19,940,088

Non-current assets:
Non-current accounts receivable	466,027	517,810
Non-current loans receivable, net	36,292,780	3,515,050
Property and equipment, net	8,964,252	2,633,046
Intangible assets, net	533,507	522,560
Right-of-use asset, net	109,369	-
Deferred tax assets, net	717,407	690,158
Other non-current assets	10,554	15,779
Total non-current assets	47,093,896	7,894,403

Total Assets	$63,673,671	$27,834,491

LIABILITIES AND EQUITY
Current Liabilities:
Bank loans	$11,848,654	$7,501,467
Accounts payable	3,823,619	4,075,878
Notes Payable	704,753	-
Advance from customers	288,999	926,830
Taxes payable	3,107,383	3,268,416
Due to related parties	318,981	210,490
Lease liability	54,931	-
Other payables and other current liabilities	750,310	963,789
Total current liabilities	20,897,630	16,946,870

Non-current Liabilities:
Non-current bank loans	-	3,073,227
Non-current lease liability	56,885	-
Total non-current liabilities	56,885	3,073,227

Total Liabilities	20,954,515	20,020,097

Commitments and Contingencies	-	-

Equity:
Ordinary shares (par value $2 per share, 25,000 shares authorized, 937 shares issued and outstanding as of June 30, 2025) *	-	1,875
Class A Ordinary Shares (par value $0.002 per share, 15,750,000 shares authorized, 14,499 shares issued and outstanding as of June 30, 2026) *	29	-
Class B Ordinary Shares (par value $0.002 per share, 1,750,000 shares authorized, 773 shares issued and outstanding as of June 30, 2026) *	2	-
Subscription receivable	(1,699)	(1,699)
Additional paid-in capital	44,555,665	6,831,401
Statutory reserves	800,096	800,096
(Accumulated deficit) retained earnings	(3,292,302)	525,406
Accumulated other comprehensive gain (loss)	727,205	(279,104)
Total shareholders’ equity of the Company	42,788,996	7,877,975
Non-controlling interests	(69,840)	(63,581)
Total Equity	42,719,156	7,814,394

Total Liabilities and Equity	$63,673,671	$27,834,491

*	The shares data are presented on a retroactive basis to reflect the 1-for-100 share consolidation effective March 27, 2026, and the 1-for-200 share consolidation effective August 3, 2026. (Notes 14 and 19).

The accompanying notes are an integral part of these consolidated financial statements.

LI BANG INTERNATIONAL CORPORATION INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

	For the Years Ended June 30,
	2026	2025	2024
Revenues:
Project revenues	$7,366,656	$10,645,337	$10,426,039
Retail revenues	295,131	460,741	367,976
Total revenues	7,661,787	11,106,078	10,794,015
Cost of revenues	(6,205,368)	(7,857,589)	(8,086,367)
Gross profit	1,456,419	3,248,489	2,707,648

Operating expenses:
Selling and marketing	758,725	742,029	831,252
General and administrative	3,450,758	2,867,091	2,509,143
Provision for expected credit losses	1,593,891	995,725	1,084,649
Total operating expenses	5,803,374	4,604,845	4,425,044

Loss from operations	(4,346,955)	(1,356,356)	(1,717,396)

Other income:
Interest income (expense), net	339,158	(166,333)	(332,137)
Other income, net	194,923	480,861	487,926
Total other income, net	534,081	314,528	155,789

Loss before income taxes	(3,812,874)	(1,041,828)	(1,561,607)

Income tax expense (benefit)	7,765	(26,249)	(187,720)

Net loss	(3,820,639)	(1,015,579)	(1,373,887)
Less: net loss attributable to non-controlling interests	(2,931)	(2,004)	(2,746)
Net loss attributable to ordinary shareholders	$(3,817,708)	$(1,013,575)	$(1,371,141)

Comprehensive loss
Net loss	$(3,820,639)	$(1,015,579)	(1,373,887)
Foreign currency translation gain (loss)	1,002,981	(19,923)	79,844
Total comprehensive loss	(2,817,658)	(1,035,502)	(1,294,043)
Comprehensive loss attributable to non-controlling interests	(6,259)	(1,730)	(3,558)
Comprehensive loss attributable to ordinary shareholders	$(2,811,399)	$(1,033,772)	$(1,290,485)

Loss per ordinary share
– Basic and diluted	$(596)	$(1,114)	$(1,611)

Weighted average number of ordinary shares outstanding
– Basic and diluted*	6,409	910	851

*	The shares data are presented on a retroactive basis to reflect the 1-for-100 share consolidation effective March 27, 2026, and the 1-for-200 share consolidation effective August 3, 2026. (Notes 14 and 19).

The accompanying notes are an integral part of these consolidated financial statements.

LI BANG INTERNATIONAL CORPORATION INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED JUNE 30, 2026, 2025 AND 2024

	Ordinary Shares*		Class A Ordinary Shares*				Class B Ordinary Shares*			Subscription	Additional Paid-in	Statutory	Retained Earnings (Accumulated	Accumulated other Comprehensive	Total Shareholders’	Non- controlling	Total
	shares	Amount	shares		Amount		shares	Amount		Receivable	Capital	Reserve	Deficit)	Loss	Equity	interests	Equity
Balance as of June 30, 2023	851	$1,700	$		$			$		$(1,699)	$2,236,677	$755,100	$2,955,118	$(339,563)	$5,607,333	$(58,293)	$5,549,040
Net loss													(1,371,141)		(1,371,141)	(2,746)	(1,373,887)
Foreign currency translation adjustment														80,656	80,656	(812)	79,844
Balance as of June 30, 2024	851	$1,700			$			$		$(1,699)	$2,236,677	$755,100	$1,583,977	$(258,907)	$4,316,848	$(61,851)	$4,254,997
Shares issued in connection with initial public offering	88	175									4,594,724				4,594,899		4,594,899
Net loss													(1,013,575)		(1,013,575)	(2,004)	(1,015,579)
Appropriation to statutory reserve												44,996	(44,996)
Foreign currency translation adjustment														(20,197)	(20,197)	274	(19,923)
Balance as of June 30, 2025	939	$1,875			$			$		$(1,699)	$6,831,401	$800,096	$525,406	$(279,104)	$7,877,975	$(63,581)	$7,814,394
Shares re-designated and re-classified	(939)	(1,875)		166		331	773		1,544
Issuance of ordinary shares in private placement				6,000		12,000					29,988,000				30,000,000		30,000,000
Issuance of ordinary shares via ATM Program				8,333		16,666					7,705,754				7,722,420		7,722,420
Share capital reorganization						(28,968)			(1,542)	-	30,510
Net loss for the year													(3,817,708)		(3,817,708)	(2,931)	(3,820,639)
Foreign currency translation adjustment	-	-								-	-	-	-	1,006,309	1,006,309	(3,328)	1,002,981
Balance as of June 30, 2026	-	-		14,499		$29	773		$2	$(1,699)	$44,555,665	$800,096	$(3,292,302)	$727,205	$42,788,996	$(69,840)	$42,719,156

*	The shares data are presented on a retroactive basis to reflect the 1-for-100 share consolidation effective March 27, 2026, and the 1-for-200 share consolidation effective August 3, 2026. (Notes 14 and 19).

The accompanying notes are an integral part of these consolidated financial statements.

LI BANG INTERNATIONAL CORPORATION INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended June 30,
	2026	2025	2024
Cash flows from operating activities:
Net loss	$(3,820,639)	$(1,015,579)	$(1,373,887)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	420,093	426,992	460,720
Loss (gain) on disposal of property and equipment	714	(15,400)	(14,839)
Provision for expected credit losses	1,593,891	995,725	1,084,649
Deferred income tax	7,765	(159,153)	(93,655)
Non-cash lease expense	15,074	-	-
Changes in operating assets and liabilities:
Accounts receivable	3,936,826	(738,705)	(391,851)
Notes receivable	30,199	142,013	(172,208)
Advance to suppliers	(147,225)	65,524	(201,638)
Inventories	(179,185)	228,794	(182,119)
Prepaid expenses and other current assets	(469,505)	(181,905)	35,262
Accounts payable and notes payable	(319,610)	(598,063)	273,650
Advance from customers	(666,313)	(95,754)	(16,578)
Taxes payable	(318,916)	6,787	(102,435)
Due to related parties	104,300	79,486	(26,077)
Other payables and other current liabilities	(234,678)	(67,429)	74,527
Net cash used in operating activities	(47,209)	(926,667)	(646,479)

Cash flows from investing activities:
Loans to third parties	(34,698,024)	(4,515,050)	-
Loans repayment by third parties	1,000,000	-	-
Purchases of property and equipment	(326,045)	(141,331)	(104,523)
Payments for construction in progress	(5,553,063)	(132,492)	-
Proceeds from disposal of property and equipment	364	25,556	17,334
Refund of the land use right payment	-	1,396,668	-
Advance to investment consultants	(2,000,000)	-	-
Proceeds from redemption of time deposits	2,712,968	-	-
Net cash used in investing activities	(38,863,800)	(3,366,649)	(87,189)

Cash flows from financing activities:
Proceeds from bank loans	10,809,036	8,393,972	7,969,044
Repayments of bank loans	(10,095,097)	(8,435,872)	(7,422,258)
Payment of offering costs	-	(188,119)	(127,300)
Net proceeds from initial public offering	-	5,368,773	-
Proceeds from private placement	29,985,436	-	-
Net proceeds from issuance of ordinary shares via ATM program	7,722,420	-	-
Net cash provided by financing activities	38,421,795	5,138,754	419,486

Effect of foreign exchange rate on cash	23,982	(80)	7,262

Net (decrease) increase in cash and restricted cash	(465,232)	845,358	(306,920)
Cash and restricted cash at the beginning of the year	1,079,565	234,207	541,127
Cash and restricted cash at the end of the year	$614,333	$1,079,565	$234,207

Reconciliation of cash and restricted cash
Cash	$242,965	$933,826	$153,914
Restricted cash	371,368	145,739	80,293
Total cash and restricted cash shown in the statements of cash flows	$614,333	$1,079,565	$234,207

Supplemental disclosures of cash flow information:
Interest paid	$377,937	$400,617	$425,736
Income taxes paid	$16,662	$53,646	$59

Non-cash transactions:
Operating right-of-use assets recognized for related operating lease liabilities	$159,863	$-	$-
Purchases of construction in progress included in accounts payable and notes payable	$1,578,460	$-	$-
Reclassification of deferred offering cost	$-	$585,755	$-

The accompanying notes are an integral part of these consolidated financial statements.

LI BANG INTERNATIONAL CORPORATION INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2026, 2025 and 2024

NOTE 1 –ORGANIZATION AND BUSINESS DESCRIPTION

Li Bang International Corporation Inc. (“Li Bang International”) was incorporated in the Cayman Islands on July 8, 2021. Li Bang International is not a Chinese operating company but a Cayman Islands holding company conducting operations in China primarily through its subsidiaries incorporated in the Peoples’ Republic of China. Li Bang International and its subsidiaries (collectively, the Company”) is in the business of designing, developing, producing and selling stainless steel commercial kitchen equipment to its customers in China under its “Li Bang” brand. Additionally, the Company provides its customers with comprehensive services, from commercial kitchen design in the early stage to equipment installation and after-sales maintenance.

Initial Public Offering (the IPO”)

On October 23, 2024, Li Bang International completed its IPO and was listed on the Nasdaq Capital Market. It issued 1,520,000 (76 shares post share consolidation) ordinary shares with a par value of $0.0001 ($0.002 post share consolidation) per share and at $4.00 (US$80,000 post share consolidation) per share, with gross proceeds of $6.1 million. On November 14, 2024, Li Bang International issued 228,000 (12 shares post share consolidation) additional shares for the over-allotment, with par value of $0.0001 ($0.002 post share consolidation) per share and at $4.00 ($80,000 post share consolidation) per share, with gross proceeds of $0.9 million. After deducting the underwriting discounts, the Company received total net proceeds of approximately $5.4 million. See Note 14 on discussion of share consolidations.

The Company’s corporate structure as of June 30, 2026 was as follows:

Li Bang International Corporation Inc.
("Li Bang International")
100%
Li Bang International Hong Kong Holdings Limited
("Li Bang HK")
Offshore
100%
onshore
Jiangsu Li Bang Intelligent Technology Co., Limited
("Li Bang Intelligent Technology" or "WFOE")
100%
Suzhou Deji Kitchen Engineering Co., Limited ("Suzhou Deji")
100%
Li Bang Kitchen Appliance Co., Limited ("Li Bang Kitchen Appliance")
100%
Wuxi Li Bang Kitchen Appliance Co., Limited ("Wuxi Li Bang")
100%
Leiluo Engineering Construction (Jiangsu) Co., Ltd. ("Leiluo Engineering Construction")
90%
Yangzhou Bangshijie Kitchen Appliance Co.,Ltd. ("Yangzhou Bangshijie ")
95%
Nanjing Bangshijie Kitchen Appliance Co.,Ltd. ("Nanjing Bangshijie ")

Below is an overview of the Company’s principal subsidiaries as of June 30, 2026:

Legal Entity	Place of Incorporation	Date of Incorporation	Percentage of beneficial ownership	Principal activities
Li Bang International Hong Kong Holdings Limited (“Li Bang HK”)	Hong Kong, China	July 26, 2021	100%	Holding company
Jiangsu Li Bang Intelligent Technology Co., Limited (“Li Bang Intelligent Technology” or “WFOE”)	Jiangsu, China	August 18, 2021	100%	No business operations
Suzhou Deji Kitchen Engineering Co., Limited (“Suzhou Deji”)	Jiangsu, China	April 8, 2010	100%	Sell stainless steel commercial kitchen equipment, as well as offer comprehensive services such as equipment installation and after-sales maintenance.
Wuxi Li Bang Kitchen Appliance Co., Limited (“Wuxi Li Bang”)	Jiangsu, China	May 18, 2007	100%	Design, develop, manufacture, and sell stainless steel commercial kitchen equipment, as well as offer comprehensive services from early-stage kitchen design to equipment installation and after-sales maintenance.
Li Bang Kitchen Appliance Co., Limited (“Li Bang Kitchen Appliance”)	Jiangsu, China	March 22, 2019	100%	Sell stainless steel commercial kitchen equipment, as well as offer comprehensive services such as equipment installation and after-sales maintenance.
Yangzhou Bangshijie Kitchen Appliance Co., Ltd. (“Yangzhou Bangshijie”)	Jiangsu, China	December 2, 2019	90%	Sell stainless steel commercial kitchen equipment, as well as offer comprehensive services such as equipment installation and after-sales maintenance.
Nanjing Bangshijie Kitchen Appliance Co., Ltd. (“Nanjing Bangshijie”)	Jiangsu, China	November 25, 2015	95%	Sell stainless steel commercial kitchen equipment, as well as offer comprehensive services such as equipment installation and after-sales maintenance.
Leiluo Engineering Construction (Jiangsu) Co., Ltd. (“Leiluo Engineering Construction”)	Jiangsu, China	March 21, 2019	100%	No business operations

Adoption of Dual-Class Share Structure

On June 27, 2025, the Company’s shareholders approved an amendment to the memorandum and articles of association to adopt a dual-class share structure. All of the then issued and outstanding ordinary shares of par value $0.0001 ($0.002 post share consolidation) each were re-designated into Class A ordinary shares of par value $0.0001 ($0.002 post share consolidation) each; 50,000,000 (2,500 shares post share consolidation) of the then authorized but unissued ordinary shares were re-designated into Class B ordinary shares of par value $0.0001 ($0.002 post share consolidation) each; and all of the remaining authorized but unissued ordinary shares were re-designated into Class A ordinary shares of par value $0.0001 ($0.002 post share consolidation) each. Under the new structure, the Company’s share capital consists of Class A Ordinary Shares and Class B Ordinary Shares. Each Class A Ordinary Share carries one (1) vote per share, and each Class B Ordinary Share carries fifteen (15) votes per share on all matters submitted to shareholders for approval.

Concurrent with the adoption of the dual-class structure, the Company redeemed an aggregate of 15,436,000 (773 shares post share consolidation) ordinary shares held by Maple Huang Holdings Limited and Funa Lee Holdings Limited and issued an equal number of new Class B Ordinary Shares to such shareholders in consideration therefor. Mr. Feng Huang (“Mr. Huang”), Chief Executive Officer and Chairman of the Board of Directors, has the voting and dispositive power of all the shares held by Maple Huang Holdings Limited. Ms. Funa Li (“Ms. Li”), director and the spouse of Mr. Huang, has the voting and dispositive power of all the shares held by Funa Lee Holdings Limited. As of the date of this report, Mr. Huang and Ms. Li beneficially own all the Company’s outstanding Class B shares and control a vast majority of our total voting power.

Effective November 21, 2025, the new Class A ordinary shares began trading on the Nasdaq Capital Market, replacing the previously listed ordinary shares. The Class B ordinary shares are not listed on any exchange.

NOTE 2 – LIQUIDITY AND GOING CONCERN

The accompanying consolidated financial statements (“CFS”) were prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The accompanying CFS do not include any adjustments related to the recoverability and or classification of the recorded asset amounts and or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern. As reflected in the accompanying CFS, the Company reported recurring net loss of approximately $3.8 million, $1.0 million and $1.4 million for the years ended June 30, 2026, 2025 and 2024, respectively. and had a working capital deficit and an accumulated deficit of approximately $4.3 million and $3.3 million, respectively, as of June 30, 2026.

In assessing its liquidity, management monitors the Company’s working capital requirements and ability to generate sufficient cash flows to meet its operating and capital expenditure commitments. The Company’s ability to manage its liquidity risk is dependent upon its ability to reduce its accounts and loans receivable, maintain its gross profit and control its operating expenses. As of the date of this report, management has developed the following measures to strengthen its ability as a going concern by (i) growing its revenue base via strategic partnerships, (ii) raising funds through the capital market and (iii) implementing cost-control initiatives to reduce its fixed overheads.

In July 2026, the Company sold 116,743,749 Class A ordinary shares (583,719 shares post share consolidation) through an at-the-market program under the Sales Agreement dated February 13, 2026 (the “ATM program”). Gross proceeds from the ATM program amounted to approximately $8.7 million. After deducting fee to the sales agent, the Company received net proceeds of approximately $7.6 million. Management believes the above-mentioned measures and the recent ATM program have enhanced the Company’s liquidity position and ability to meet its working capital requirements for at least 12 months from the date on which these CFS are issued. If the Company requires additional funding to finance its operations and fund its working capital, Mr. Feng Huang and Mr. Funa Li, as the Company’s major shareholders, have indicated their intent and ability to provide additional financial support to the Company up to a total maximum of $1,000,000.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The CFS and related notes of the Company were prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). All adjustments necessary to present fairly in all material respects the financial position, results of operations and cash flows for all periods presented were made. Certain prior year balances have been reclassified to conform to current year’s presentation. These reclassifications had no effect on the reported results of operations.

Principles of consolidation

The CFS include the financial statements of the Company and its majority-owned subsidiaries. All significant intercompany transactions and balances were eliminated in consolidation. The CFS were prepared on a historical cost basis, except for financial assets and financial liabilities which were measured at fair value. The functional currency of the Company’s PRC subsidiaries are the Chinese Renminbi (“RMB”). The determination of functional currency is based on the criteria of Accounting Standard Codifications (“ASC”) as promulgated by the Financial Accounting Standards Board (“FASB”), ASC 830, Foreign Currency Matters (“ASC 830”). The Company uses U.S. dollars (“US$” or “USD”) as its reporting currency.

Non-controlling interests

Non-controlling interests (“NCI”) are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. For the Company’s consolidated subsidiaries, non-controlling interests represent a minority shareholder’s 10% and 5% ownership interest in Yangzhou Bangshijie and Nanjing Bangshijie, respectively.

NCI are presented as a separate line item in the equity section of the Company’s consolidated balance sheets and were separately disclosed in the Company’s consolidated statements of operations and comprehensive income to distinguish the interests from that of the Company.

Use of estimates

In preparing the consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements, as well as the reported amounts of revenue and expenses during the reporting periods. Significant items subject to such estimates and assumptions include, but are not limited to, the assessment of the allowance for expected credit losses, valuation of inventories, useful lives of property and equipment and intangible assets, uncertain tax positions and realization of deferred tax assets. Actual results could differ from those estimates.

Share consolidations and share capital reorganization

On March 27, 2026, the Company effectuated the 1-for-100 share consolidation of its issued and unissued share capital pursuant to the shareholders’ approval on December 30, 2025. On August 3, 2026, the Company effectuated the 1-for-200 share consolidation of its issued and unissued share capital pursuant to the shareholders’ approval on April 30, 2026. Following these two share consolidations, the Company’s authorized share capital became $35,000 divided into 15,750,000 Class A ordinary shares and 1,750,000 Class B ordinary shares each with par value of $0.002 as of August 3, 2026. Subsequently, pursuant to the shareholders’ approval on September 22, 2026, the Company increased its authorized share capital and effectuated a share capital reorganization reducing the par value of each authorized ordinary share, including all issued and outstanding shares, to US$0.00001. Following the completion of the share capital increase and share capital reorganization, the authorized share capital became US$35,000, comprising 3,150,000,000 Class A ordinary shares and 350,000,000 Class B ordinary shares, each with a par value of US$0.00001. The number of shares and per share data included in the accompanying CFS are presented on a retroactive basis to reflect the 2 share consolidations. (see Notes 14 and 19).

Cash

Cash includes cash on hand and demand deposits in accounts maintained with commercial banks. The Company maintains its bank accounts in Mainland China and Cayman Islands. In accordance with China’s Deposit Insurance Regulation that became effective in May 2015, pursuant to which banking financial institutions, such as commercial banks, established in the PRC are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. The insurance limit is RMB 500,000 (approximately US$70,000) for each bank in China.

Restricted cash

Restricted cash consists of guarantee that is not freely available for immediate use. It’s the amount the Company puts aside and holds to ensure project performance. With the progress of the project, the liability under this guarantee is discharged and the restricted cash is converted within three months after the end of the reporting period. The Company presents restricted cash in the consolidated financial statements as a current asset.

Fixed deposits

Fixed deposits are time deposits with banks with a maturity date over one year. Interest earned is recorded as interest income in the statements of (loss) income and comprehensive (loss) income. In May 2023, the Company purchased a three-year fixed deposit of RMB 19 million ($2,654,150) with an annual interest rate of 3.2%. As of June 30, 2026, the Company’s fixed deposits had matured and been fully settled in May 2026, resulting in a nil balance.

Accounts receivable and allowance for expected credit losses

Accounts receivable is presented net of an allowance for expected credit losses. In accordance with FASB ASC 210-10-45, non-current accounts receivable are the amounts the Company does not reasonably expect to be realized during the normal operating cycle of the Company. Considering the payment period in the contract, in accordance with ASC 210-10-45, the operating cycle of the Company is not identifiable. Therefore, the Company uses a one-year period as the basis for the separation of current and non-current accounts receivable.

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

In accordance with ASC 326, Credit Losses, the Company maintains an allowance for expected credit losses and updates its allowance, if warranted, as an offset to its accounts receivable. The estimated credit losses is charged to the allowance and reported as provision for expected credit losses in the consolidated statements of loss/income and comprehensive loss/income. The Company assesses collectability by reviewing receivables on a collective basis where similar characteristics exist, primarily based on the size and nature of specific customers’ receivables (the “CECL model”). In determining the amount of the allowance for expected credit losses, the Company considers not only the input from its CECL model but also the historical collectability based on past due status, the age of the receivable balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from its customers. Known credit losses are written off as incurred.

Notes receivable

Notes receivable are trade accounts receivable from customers where the customers’ banks guaranteed the underlying payment to the Company. The notes receivable is non-interest bearing and generally range from three to six months from the date of issuance. The balance of notes receivable was nil and $29,544 as of June 30, 2026 and 2025, respectively.

Advance to vendors, net

Advance to vendors consists of advance to suppliers and an investment consultant. Advance to suppliers pertain mainly to amounts paid to suppliers for inventories and services that have not been received. Advance to investment consultant refers to amounts paid to a company that are involved in the Company’s investment strategy development and implementation. The Company reviews each advance to its vendors on a periodic basis and makes specific allowance for expected credit losses when there is doubt as to the ability of vendors in delivering their respective contractual obligations or refund the advance. As of June 30, 2026 and 2025, allowance for expected credit losses were related to advance to vendors of $192,074 and $393,469, respectively.

Inventories

Inventories consist of raw materials, work in progress and finished goods, and are stated at the lower of cost or net realizable value. Cost is determined using the weighted average method. The Company periodically evaluates its inventories and will record an allowance for inventories that are either slow-moving, may not be saleable or whose cost exceeds its net realizable value. There was no allowance for inventory as of June 30, 2026 and 2025.

Loans receivable

Loans receivable consists of loans to various third parties at annual interest ranged between 3% and 5%. Each loan receivable is stated at the historical amount, net of allowance for expected credit losses, if any. The Company evaluates the collectability of each loan periodically. Based on an assessment of each borrower’s intent and ability to repay the loan and consideration of the current and future economic conditions, the Company will establish (or adjust) its allowance for expected credit losses at each reporting date. The allowance is recognized in the Company’s consolidated statements of gain/loss as a provision for expect credit loss; any subsequently recovery will be credited against the allowance. The loan receivable will be written off when the Company concludes that it is uncollectible.

Property and equipment, net

Property and equipment (“PP&E”) are carried at cost and are depreciated on the straight-line basis over the estimated useful lives of the underlying assets. Cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation and amortization are removed from the accounts, and any resulting gains or losses are included in income in the year of disposition. The Company examines the possibility of decreases in the value of its property and equipment, when events or changes in circumstances reflect the fact that their recorded value may not be recoverable.

Direct costs that are related to the construction of property and incurred in connection with bringing the assets to their intended use are capitalized as construction in progress. Construction in progress (“CIP”) as of June 30, 2025 consisted primarily of cost related to office building renovation. Upon completion, CIP is transferred to respective PP&E line item and depreciation of these PP&E line items will commence when the assets are ready for their intended use. As of June 30, 2026, construction in progress consisted primarily of cost related to the construction of the intelligent kitchen manufacturing facility.

Estimated useful lives are as follows:

Category	Estimated useful lives
Buildings and improvement	10-20 years
Computer and office equipment	3-10 years
Machinery and equipment	3-10 years
Vehicles	4-5 years

Intangible assets, net

Intangible assets consist of land use rights purchased from third parties and they are initially recorded at cost and amortized on a straight-line basis over their estimated economic useful lives of 50 years.

Impairment of long-lived assets

The Company reviews long-lived assets, including definite-lived intangible assets and property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When such events occur, the Company assesses the recoverability of the asset group based on the undiscounted future cash flows the asset group is expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset group plus net proceeds expected from disposition of the asset group, if any, is less than the carrying value of the asset group. If the Company identifies an impairment, the Company reduces the carrying amount of the asset group to its estimated fair value (“FV”) based on a discounted cash flow approach or, when available and appropriate, to comparable market values and the impairment loss, if any, is recognized in “Others, net” in the consolidated statements of (loss) income and comprehensive income (loss). The Company uses estimates and judgments in its impairment tests and if different estimates or judgments had been utilized, the timing or the amount of any impairment charges could be different. Asset groups to be disposed of would be reported at the lower of the carrying amount or FV less costs to sell, and no longer depreciated. No impairment of long-lived assets was recognized for the years ended June 30, 2026, 2025 and 2024.

Fair value of financial instruments

FASB ASC 820, “Fair Value Measurement,” requires certain disclosures regarding the fair value of financial instruments. fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

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

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash, restricted cash, accounts receivable, notes receivable, loans receivable, advance to vendors, inventories, prepaid expenses and other current assets, short-term bank loans, accounts payable, advances from customers, due to related parties, taxes payable, and other payables and other current liabilities approximate their recorded values due to their short-term maturities.

The Company’s non-financial assets, such as property and equipment would be measured at fair value only if they were determined impaired.

Notes payable

Notes payable represents the amount as per bank acceptance bill issued by the Company to settle its payment obligation to its supplier. Notes payable is non-interest bearing and generally range from three to six months from the date of issuance. The balance of notes payable was $704,753 and nil as of June 30, 2026 and 2025, respectively. As of the date of this report, notes payable as of June 30, 2026 have been fully settled.

Advance from customers

Advance from customers is a contract liability and it represents amounts or progress payments received from customers under contracts prior to commencement of the manufacturing process and/or during the assembly of the custom-built kitchen. This contract liability is not tied to the Company’s remaining performance obligations. Upon delivery of the related products/services to the customer, the Company will recognize revenue at the contract price less amount representing its remaining performance obligations, reduce the associated contract liability and invoice the remaining portion of the contract price on performance obligations already satisfied.

Lease

ASC 842 requires lessees to recognize a right-of-use (“ROU”) asset and corresponding lease liability on the Consolidated Balance Sheets for all leases. The Company determines if an arrangement is a lease at inception of the arrangement and if such lease will be classified as an operating lease or a finance lease. As of June 30, 2026, all of the Company’s leases are accounted for as operating leases.

ROU assets are the Company’s right to use an underlying asset for the lease term and lease liabilities are the Company’s obligation to make lease payments arising from the leases. ROU assets and lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. Most leases do not provide an implicit interest rate; therefore, the Company used its incremental borrowing rate based on the information available at the inception date to determine the present value of the lease payments. Lease terms include options to extend the lease when it is reasonably certain that the Company will exercise that option. Lease cost for lease payments is recognized on a straight-line basis over the lease term. All ROU assets are reviewed for impairment annually. There was no impairment of the Company’s ROU assets as of June 30, 2026.

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

The Company generates its revenue from: project sales, that is, contracts signed through bidding or other customer acquisition channels to sell and install kitchen equipment according to the customer’s needs; and retail sales, which refer mainly to purchase individual kitchen equipment from other suppliers and sell it to former or new customers who learned about the Company’s products through other communication channels. Revenues are the consideration the Company is entitled to in exchange for the promised goods or services in the ordinary course of the Company’s activities and is recorded net of value-added tax (“VAT”). In accordance with the criteria of ASC 606, revenue is recognized only up to the portion of the performance obligations that the Company has satisfied when control of the promised goods or services is being transferred to the customer, which generally occurs upon acceptance by the customer. The customer will be invoiced the remaining balance of the contract price once the Company has satisfied its remaining performance obligations. The Company also evaluates whether it is appropriate to record the gross amount of goods and services sold and the related costs. If the Company receives an advance from a customer, such advance is recorded as advances from customers.

Project sales:

The Company signs contracts with customers and provides products according to the sales contract or sales list. The customer issues a product check and acceptance document or a delivery receipt after checking the quantity and quality of the products received and, in most cases, installed. Revenue is recognized when the Company receives confirmation of product acceptance. Revenues are recorded net of value-added tax and discounts.

For certain larger-scale projects, such as those for hotels and hospitals, the Company provides design services including equipment configuration plans, detailed mechanical and electrical graphic designs, kitchen drawings and assisting customers with passing inspections. The design services are normally completed in five days and are inseparable from project sales. The detailed mechanical plans, electrical design and kitchen drawings are specifically detailed for the Company’s customized equipment and installation. These services are interdependent and never transferred to the customer on their own. Customers do not have the option to purchase these services separately due to the customization of each project. Accordingly, these services are not considered separate performance obligations and no revenue is recognized for these services under ASC 606 until the project is complete.

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

Retail sales:

Retail revenue is generated by the Company when retail sales of products occur without a signed contract on a retail basis. Retail sales usually occur when prior customers need to replace or add individual products. Retail customers usually purchase the products by WeChat or telephone with the salesperson. In addition, there are customers who come directly to the factory to purchase products. The Company identifies the fulfilment of its obligation when transferring the product and issuing the VAT invoice to the customer at which time revenue is recognized. Revenues are recorded net of value-added tax, business taxes and discounts.

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

Selling expenses

Selling expenses are mainly payroll and commissions for employees involved in the sales and distribution functions, and freight out.

Interest income (expenses), net

Interest expense is interest on short- and long-term borrowings. Interest income is interest from loans receivable.

Other income, net

Other income, net includes primarily income from various incidental business activities that is not accounted for as revenue from contracts with customers under ASC 606. It mainly consists of government subsidies, gains or losses on disposal of non-current assets and other miscellaneous non-operating items. Other income is recognized in the consolidated statements of gain/loss on an accrual basis when earned and presented separately from operating revenue to distinguish core business performance from non-core activities.

Mainland China employee contribution plans

As stipulated by the regulations of the PRC, full-time employees of the Company are entitled to various statutory employee benefits, including medical, maternity, workplace injury, and unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Company is required to contribute to the plan based on percentages of employees’ salaries. Total expenses the Company incurred for the plan were $246,488, $212,314 and $208,751 for the years ended June 30, 2026, 2025 and 2024, respectively.

Income taxes

The Company’s subsidiaries in the PRC and Hong Kong are subject to the income tax laws of the PRC and Hong Kong. No taxable income was generated outside the PRC for the years ended June 30, 2026, 2025 and 2024. The Company accounts for income taxes in accordance with FASB ASC 740, Income Taxes. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets are also recognized for carry-forward loses that can be used to offset taxable income in the future. A valuation allowance is provided for net deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or future deductibility is uncertain.

ASC 740-10-25 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. There were no material uncertain tax positions as of June 30, 2026 and 2025.

Value Added Tax (“VAT”)

The VAT rate for revenue from providing products is 13%. VAT is reported as a reduction of revenue when incurred. Entities that are VAT taxpayers may offset qualified input VAT paid to suppliers against their output VAT liabilities. The net VAT balance between input VAT and output VAT is recorded in taxes payable. The Company records a VAT payable or receivable net of payments in the accompanying consolidated financial statements. All VAT returns filed by the Company’s subsidiaries in the PRC, are subject to examination by the tax authorities for five years from the date of filing.

Loss per share

The Company computes loss per share (“EPS”) in accordance with FASB ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is computed by dividing net loss available to ordinary shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. When the Company has a net loss, diluted securities are not included as they would be anti-dilutive. For the years ended June 30, 2026, 2025 and 2024, there were no dilutive securities.

Comprehensive loss

Comprehensive loss consists of two components, net loss and other comprehensive income (loss). Other comprehensive loss refers to revenue, expenses, gains, and losses that under U.S. GAAP are recorded as an element of equity but are excluded from net loss. Other comprehensive income (loss) consists of foreign currency translation adjustments from the Company not using the U.S. dollar as its functional currency.

Foreign currency translation and transactions

The Company’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. The Company’s consolidated financial statements are reported using the U.S. dollar (“US$” or “$”). The consolidated statements of loss and cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contributions. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in the consolidated statements of changes in shareholders’ equity. Gains and losses from foreign currency transactions are included in the Company’s Consolidated Statements of Loss and Comprehensive Loss.

The value of the RMB against the US$ fluctuates and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of the RMB may materially affect the Company’s financial condition in terms of US$ reporting. The following table outlines the currency exchange rates that were used in preparing the consolidated financial statements:

	June 30,		For the Years Ended June 30,
	2026	2025	2026	2025	2024
Foreign currency	Balance Sheet	Balance Sheet	Profit/Loss	Profit/Loss	Profit/Loss
RMB:1USD	6.8109	7.1586	7.0034	7.1599	7.1326

Segment reporting

ASC Topic 280, “Segment Reporting,” requires use of the management approach model for segment reporting. The Company identifies operating segments as components of the consolidated operations for which discrete financial information is available and is regularly reviewed by the chief operating decision maker (“CODM”), in making decisions regarding resource allocation and evaluating financial performance. The Company defines the term CODM to be its Chief Executive Officer. The Company determined it operates in one operating and reportable segment. The CODM reviews operating income (loss) presented only on a consolidated basis and uses this information for purposes of allocating resources and evaluating financial performance. There are no reconciling items between segment information and consolidated financial information.

The significant segment expenses and other segment items that are provided to the CODM align with expense information that is included in the Company’s consolidated statements of operations and notes thereto.

The measure of segment assets is reported in the balance sheet as total consolidated assets. The Company’s assets are substantially all located in the PRC and substantially all the Company’s revenues and expenses are derived in the PRC.

Statements of cash flows

In accordance with FASB ASC 230, “Statement of Cash Flows”, cash flows from the Company’s operations are reported based upon the local currencies and then translated at average translation rates for the periods presented. As a result, assets and liabilities changes reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

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

As of June 30, 2026 and 2025, all cash balances held in PRC banks are covered by insurance.

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

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, accounts receivable, notes receivable, advances to suppliers and amount due from related parties. A portion of the Company’s sales are credit sales which are to customers whose ability to pay is dependent upon industry economics prevailing in these areas; however, concentrations of credit risk with respect to trade accounts receivable is limited since a majority the Company’s customers are state-owned enterprises. The Company also performs ongoing credit evaluations of its customers to help further reduce credit risk. As of June 30, 2026, $5.6 million or 44% of the Company’s accounts receivable were from state-owned enterprises. As of June 30, 2025, $9.3 million or 58% of the Company’s accounts receivable were from state-owned enterprises. As of the date of this report, the Company collected approximately RMB 12.1 million ($1.8 million) of the total gross accounts receivables as of June 30, 2026.

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

Recent accounting pronouncements

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures, which requires disaggregated information about an entity’s effective tax rate reconciliation and additional discloses on income taxes paid. The new requirements are effective for annual periods beginning after December 15, 2024. The guidance is to be applied prospectively, with an option for retrospective application. The Company adopted this ASU on January 1, 2026. The adoption did not have a material impact on the consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03 on Disaggregation of Income Statement Expenses that enhances disclosure of certain costs and expenses to provide enhanced transparency into the expenses presented in the income statement. The updates are effective for annual periods beginning after December 15, 2026. The Company is evaluating the impact of the related disclosure requirements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on its consolidated financial statements.

NOTE 4 – ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of June 30,
	2026	2025
Total trade accounts receivable	$12,602,280	$15,911,272
Less: allowance for expected credit losses	(3,710,017)	(3,112,908)
Total accounts receivable, net	$8,892,263	$12,798,364
Accounts receivable - current	$8,426,236	$12,280,554
Accounts receivable - non-current	$466,027	$517,810

Non-current accounts receivable is the non-current portion of warranty retainage as of June 30, 2026 and 2025.

	As of June 30,
Non-current portion of warranty retainage by due date	2026	2025
1-2 years	$161,393	$336,519
2-3 years	88,609	56,542
3-4 years	63,309	4,568
>4 years	152,716	120,181
Total	$466,027	$517,810

As of June 30, 2026 and 2025, warranty retainage included in total accounts receivable was approximately $2.8 million and $2.8 million, respectively.

	As of June 30,
Warranty retainage by due date	2026	2025
Within 1 year	$2,309,759	$2,321,940
1-2 years	161,393	336,519
2-3 years	88,609	56,542
3-4 years	63,309	4,568
>4 years	152,716	120,181
Total	$2,775,786	$2,839,750

The movement of the allowance for expected credit losses is as follows:

	For the Years Ended June 30,
	2026	2025	2024
Balance at beginning of the year	$3,112,908	$2,561,803	$1,596,858
Current year addition	426,149	562,485	942,762
Foreign exchange difference	170,960	(11,380)	22,183
Balance at end of the year	$3,710,017	$3,112,908	$2,561,803

NOTE 5 – ADVANCE TO VENDORS, NET

Advance to vendors, net consisted of the following:

	As of June 30,
	2026	2025
Advance to suppliers	$1,377,624	$1,175,059
Advance to investment consultant	2,000,000	-
Less: allowance for expected credit losses	(192,074)	(393,469)
Advance to vendors, net	$3,185,550	$781,590

During the year ended June 30, 2026, the Company executed an investment service agreement with a third-party investment service provider and remitted a refundable advance of $2,000,000 to the investment service provider. The advance is intended to be use for the identification, evaluation and investment in viable target companies that align with the Company’s strategic and operational objectives. The advance was recorded as an advance to investment consultant and it will be recognized as part of the investment consideration upon completion of such investment by the Company. As of June 30, 2026, the Company had not made any investment decision and the search for viable target companies is in progress.

The advance payment does not constitute an equity investment, loan, or capital contribution to the investment service provider. The service provider has no ownership interest in, or economic rights to, the advance. The Company retains control over the use of the advance, and any unused portion is refundable in accordance with the terms of the service agreement.

Periodically, the Company evaluates associated credit and performance risks and recoverability of its advance to each vendor on an individual basis, taking into account the vendor’s financial condition and ability to fulfil its contractual obligations. As of June 30, 2026 and 2025, the allowance for expected credit losses was attributable to the Company’s advance to suppliers. The movement of the allowance for expected credit losses is as follows:

	For the Years Ended June 30,
	2026	2025	2024
Balance at beginning of the year	$393,469	$254,612	$113,202
(Recovery), net of addition	(215,394)	139,988	139,838
Foreign exchange difference	13,999	(1,131)	1,572
Balance at end of the year	$192,074	$393,469	$254,612

NOTE 6 – INVENTORIES

Inventories consisted of the following:

	As of June 30,
	2026	2025
Raw materials	$363,501	$360,097
Finished goods	1,335,251	1,012,182
Work in progress	76,533	141,479
Total inventories	$1,775,285	$1,513,758

The Company reviews its inventories periodically to determine if a reserve is necessary for slow-moving inventory or if a write-down is necessary when the carrying value exceeds net realizable value. For the years ended June 30, 2026, 2025 and 2024, there was no provision for slow-moving or obsolete inventory.

NOTE 7 — LOANS RECEIVABLE, NET

Loans receivable consisted of the following:

	As of June 30,
	2026	2025
WELL FANCY DEVELOPMENT LTD.(1)	$221,050	$283,050
HAMASEN INTERNATIONAL CONSULTANCY LIMITED(2)	468,000	600,000
LIBRA APPRAISAL LIMITED(3)	400,000	500,000
GIANT IMAGE LIMITED(4)	2,192,000	2,832,000
OIC CORPORATE SERVICES LIMITED(5)	234,000	300,000
Jiangyin Gushan Town Yuhua Aluminum Industry Co., Ltd. (6)	30,832,930	-
Leiluo Intelligent Technology (Jiangsu) Co., Ltd.(7)	568,207	-
RAPID PROCEED LIMITED(8)	4,160,000	-
Subtotal	39,076,187	$4,515,050
Less: allowance for expected credit losses	1,315,200	-
Loans receivable, net	$37,760,987	$4,515,050
Less: current portion	$1,468,207	$1,000,000
Non-current portion	$36,292,780	$3,515,050

(1)

Pursuant to a multi-party loan agreement executed on October 28, 2024, Li Bang International provided a loan of $283,050, with interest of 5% to WELL FANCY DEVELOPMENT LTD., a third-party (the “Well Fancy Agreement”) from October 28, 2024 to September 27, 2025. In accordance with the Well Fancy Agreement, the principal shall be repaid by September 27, 2025 by a third-party company, Suzhou Yufengyuan Food Distribution Co., Ltd. (Yufengyuan). On September 30, 2025, the Well Fancy Agreement was amended with the execution of a supplemental agreement that extended the due date of the outstanding principal. Yufengyuan made a payment of $62,000 to Li Bang International in October 2025. The remaining loan balance of $221,050 should be repaid no later than October 30, 2026.

On July 16, 2026, the Well Fancy Agreement was terminated and Li Bang International entered into a new multi-party repayment agreement, pursuant to which the outstanding loan would be repaid by HK RED SUN CO., LIMITED (“RED SUN”), a third party. In October 2026, RED SUN repaid $75,000 to Li Bang International. The remaining loan balance of $146,050, inclusive of accrued interest, will be repaid no later than October 30, 2027.

(2)

Pursuant to a multi-party loan agreement executed on October 28, 2024, Li Bang International provided a loan of $600,000 with interest of 5% to HAMASEN INTERNATIONAL CONSULTANCY LIMITED, a third-party (the “Hamasen Agreement”) from October 28, 2024 to October 27, 2025. In accordance with the Hamasen Agreement, the principal shall be repaid by October 27, 2025 by a third-party company, Jiangsu Youbiqi Trading Co., Ltd. (“Youbiqi”). On September 30, 2025, the Hamasen Agreement was amended with the execution of a supplemental agreement that extended the due date of the outstanding principal. Youbiqi made a payment of $132,000 to Li Bang International in October 2025. The remaining loan balance of $468,000 should be repaid no later than October 30, 2026.

On July 16, 2026, the Hamasen Agreement was terminated and Li Bang International entered into a new multi-party repayment agreement, pursuant to which the outstanding loan would be repaid by RED SUN. In October 2026, RED SUN repaid $117,000 to Li Bang International. The remaining loan balance of $351,000, inclusive of accrued interest, will be repaid no later than October 30, 2027.

(3)

Pursuant to a multi-party loan agreement executed on October 28, 2024, Li Bang International provided a loan of $500,000 with interest of 5% to LIBRA APPRAISAL LIMITED, a third-party (the “Libra Agreement”) from October 28, 2024 to October 27, 2025. In accordance with the Libra Agreement, the principal shall be repaid by October 27, 2025 by Youbiqi. On September 30, 2025, the Libra Agreement was amended with the execution of a supplemental agreement that extended the due date of the outstanding principal. Youbiqi made a payment of $100,000 to Li Bang International in October 2025. The outstanding loan balance of $400,000 should be repaid no later than October 30, 2026.

On July 16, 2026, the Libra Agreement was terminated and Li Bang International entered into a new multi-party repayment agreement, pursuant to which the remaining loan was to be repaid by RED SUN. In October 2026, RED SUN repaid $100,000 to Li Bang International. The remaining loan balance of $300,000, together with accrued interest will be repaid no later than October 30, 2027.

F-21

(4)

Pursuant to a multi-party loan agreement executed on October 28, 2024 and November 18, 2024, Li Bang International provided two loans of $2,000,000 and $832,000 to GIANT IMAGE LIMITED, a third-party (the “Giant Image Agreement”) for one year, carrying interest at 5%. In accordance with the Giant Image Agreement, $2,000,000 shall be repaid by October 27, 2025 and $832,000 shall be repaid by October 17, 2025 by Youbiqi. On September 30, 2025, the Giant Image Agreement was amended with the execution of a supplementa1 agreement that extended the due date of the outstanding principal. Youbiqi made a payment of $640,000 to Li Bang International in October 2025. The outstanding loan balance of $2,192,000 should be repaid no later than October 30, 2026.

On July 16, 2026, the Giant Image Agreement was terminated and Li Bang International entered into a new multi-party repayment agreement, pursuant to which the remaining loan would be repaid by RED SUN. In October 2026, RED SUN repaid $548,000 to Li Bang International. The remaining loan balance of $1,644,000, together with accrued interest will be repaid no later than October 30, 2027. Based on an assessment of GIANT IMAGE LIMITED’s intent and ability to repay the loan and consideration of the current and future economic conditions, the Company recorded an allowance of $1,315,200 for expected credit losses on this loan.

(5)

Pursuant to a multi-party loan agreement executed on November 14, 2024, Li Bang International provided a loan of $300,000 with interest of 5% to OIC CORPORATE SERVICES LIMITED, a third-party (the “OIC Agreement’) from November 14, 2024 to October 13, 2025. In accordance with the OIC Agreement, the principal shall be repaid by October 13, 2025 by Yufengyuan. On September 30, 2025, the OIC Agreement was amended with the execution of a supplementa1 agreement that extended the due date of the outstanding principal. Yufengyuan made a payment of $66,000 to Li Bang International in October 2025. The remaining loan balance of $234,000 should be repaid no later than October 30, 2026.

On July 16, 2026, the OIC Agreement was terminated and Li Bang International entered into a new multi-party repayment agreement, pursuant to which the remaining loan was to be repaid by RED SUN. In October 2026, RED SUN repaid $60,000 to Li Bang International. The remaining loan balance of $174,000, together with accrued interest will be repaid no later than October 30, 2027.

(6)

On December 26, 2025, Li Bang Intelligent Technology provided a loan of RMB 210 million ($30,832,930) with an interest rate of 5% to Jiangyin Huiheng Investment Co., Ltd. (Jiangyin Huiheng), a third-party, with a contract term from January 1, 2026 to December 31, 2027. According to the loan agreement, the principal amount shall be repaid by December 31, 2027.

Pursuant to a multi-party loan agreement executed on May 25, 2026, Li Bang Intelligent Technology agreed to transfer all rights and obligations of Jiangyin Huiheng to Jiangyin Gushan Town Yuhua Aluminum Industry Co. Ltd. (“Yuhua Aluminum”), with Yuhua Aluminum acting as the new debtor. The loan term is effective retroactively from January 1, 2026 to December 31, 2027, with an annual interest rate of 3%. Prior to the expiry of the loan agreement, Yuhua Aluminum and Li Bang Intelligent Technology shall negotiate whether to renew the loan contract.

(7)	On June 1, 2026, Li Bang Kitchen Appliance provided a one-year loan of RMB 3.87 million ($568,207) to Leiluo Intelligent Technology (Jiangsu) Co., Ltd., (“Leiluo Intelligent”), a strategic business partner, at an annual interest rate of 3%. From September 22 to October 20, 2026, Leiluo Intelligent repaid RMB 2 million ($293,647). In accordance with the loan agreement, the outstanding balance should be repaid no later than May 31, 2027.

(8)	On June 1, 2026 Li Bang Intelligent Technology provided a loan of $4,160,000 to RAPID PROCEED LIMITED (“RAPID PROCEED”), a third-party strategic business partner. The loan to RAPID PROCEED carries an annual interest rate of 3%. Both interest and principal should be repaid in full no later than May 31, 2028.

As of the date of this report, loans receivable was $37,882,540. Of this total, $2,615,050 will be repaid by RED SUN, $30,832,930 by Yuhua Aluminum, $274,560 by Leiluo Intelligent and $4,160,000 by RAPID PROCEED.

NOTE 8 – PROPERTY AND EQUIPMENT, NET

Property and equipment, at cost less accumulated depreciation, consisted of the following:

	As of June 30,
	2026	2025
Buildings and improvement	$4,592,338	$3,987,807
Computer and office equipment	153,035	151,668
Machinery and equipment	1,957,866	1,807,141
Vehicles	847,185	806,036
Construction in progress (“CIP”)	6,279,017	132,516
Subtotal	13,829,441	6,885,168
Less: accumulated depreciation	(4,865,189)	(4,252,122)
Property and equipment, net	$8,964,252	$2,633,046

For the years ended June 30, 2026, 2025 and 2024, depreciation was $404,795, $412,028 and $447,443, respectively.

CIP consisted of the following:

	As of June 30,
	2026	2025
Intelligent kitchen manufacturing facility (1)	$6,279,017	$-
Office building renovation (2)	-	132,516
Total	$6,279,017	$132,516

(1)

In September 2025, the Company officially began construction of its intelligent kitchen manufacturing facility in Gushan Town, Jiangyin (the “intelligent kitchen facility”). The intelligent kitchen facility is consisted of a main factory building and ancillary facilities, including a staff dormitory. The main factory building is a four-story building with a total floor area of 32,086 square meters. The intelligent kitchen facility is expected to advance the Company’s strategic positioning in intelligent manufacturing and enable its ability to diversify its production capabilities.

Total construction cost of the intelligent kitchen facility is approximately $8.4 million: $4.9 million related to the construction of the main factory building, $1.2 million related to the construction of ancillary facilities at the main factory building, and $2.3 million for the design and construction of staff dormitory. As of June 30, 2026, approximately $6.3 million was recognized as CIP. The intelligent kitchen facility is scheduled for completion in 2027, with operations expected to commence following the completion of equipment installation and commissioning.

(2)	In March 2025, the Company began the renovation of its office building located at No. 190 Xizhang Road, Gushan Town, Jiangyin City, Wuxi City, Jiangsu Province. Total renovation cost was approximately RMB 2.4 million (approximately $370,000). In July 2025, the Company expanded the scope of its renovation work to include the first floor of its office building at the above-mentioned location. The related renovation cost was RMB 321,445 ($47,196). Upon completion of these two renovation projects in June 2026, their respective cost had been transferred to the respective PP&E line items as of June 30, 2026.

NOTE 9 – INTANGIBLE ASSETS, NET

Intangible assets, net consisted of the following:

	As of June 30,
	2026	2025
Land use rights	$786,497	$748,296
Less: accumulated amortization	(252,990)	(225,736)
Intangible assets, net	$533,507	$522,560

For the years ended June 30, 2026, 2025 and 2024, amortization was $15,730, $14,963 and $15,020, respectively

Estimated future amortization is as follows as of June 30, 2026, by year:

12 months ending June 30,	Amortization expense
2027	$15,730
2028	15,730
2029	15,730
2030	15,730
2031	15,730
Thereafter	454,857
Total	$533,507

NOTE 10 – BANK LOANS

The Company’s bank loans are as follows:

		As of June 30,
No.		2026	2025	Term
		RMB	RMB
(1)	Jiangsu Suzhou Rural Commercial Bank Co., Ltd	1,450,000	1,450,000	2024/03/18-2027/03/18
(2)	Jiangsu Suzhou Rural Commercial Bank Co., Ltd	5,500,000	5,500,000	2024/03/19-2027/03/19
(3)	Jiangsu Suzhou Rural Commercial Bank Co., Ltd	5,250,000	5,250,000	2024/03/19-2027/03/19
(4)	Jiangsu Suzhou Rural Commercial Bank Co., Ltd	-	5,000,000	2024/03/20-2025/07/01
(5)	Jiangsu Suzhou Rural Commercial Bank Co., Ltd	450,000	450,000	2024/03/21-2027/03/20
(6)	Jiangsu Suzhou Rural Commercial Bank Co., Ltd	750,000	750,000	2024/03/21-2027/03/20
(7)	Jiangsu Suzhou Rural Commercial Bank Co., Ltd	3,600,000	3,600,000	2024/03/21-2027/03/20
(8)	Jiangsu Suzhou Rural Commercial Bank Co., Ltd	5,000,000	5,000,000	2024/03/21-2027/03/20
(9)	Jiangsu Suzhou Rural Commercial Bank Co., Ltd	4,000,000	-	2025/11/11-2027/10/20
(10)	Jiangsu Suzhou Rural Commercial Bank Co., Ltd	1,000,000	-	2025/11/17-2027/10/20
(11)	Jiangyin Rural Commercial Bank	10,000,000	10,000,000	2025/03/03-2027/02/24
(12)	China Merchants Bank Co., Ltd.	-	2,700,000	2025/06/10-2025/08/21
(13)	Jiangsu Bank Co., Ltd.	3,000,000	3,000,000	2025/05/29-2027/05/27
(14)	Jiangsu Bank Co., Ltd.	-	1,000,000	2025/06/11-2026/06/10
(15)	Jiangsu Bank Co., Ltd.	-	4,000,000	2025/06/11-2026/06/10
(16)	China Merchants Bank Co., Ltd.	2,700,000	-	2025/11/20-2026/09/28
(17)	Jiangsu Bank Co., Ltd.	1,000,000	1,000,000	2026/06/10-2027/06/09
(18)	Jiangsu Bank Co., Ltd.	4,000,000	4,000,000	2026/06/10-2027/06/09
(19)	Jiangyin Rural Commercial Bank	10,000,000	10,000,000	2025/03/03-2027/02/25
(20)	Jiangyin Rural Commercial Bank	18,000,000	18,000,000	2025/05/06-2027/04/21
(21)	Jiangyin Rural Commercial Bank	5,000,000	-	2026/02/25-2027/02/24
	Total bank loans (RMB)	80,700,000	75,700,000
	Less: current portion (RMB)	80,700,000	53,700,000
	Non-current portion (RMB)	-	22,000,000

	Total bank loans (USD)	11,848,654	10,574,694
	Less: current portion (USD)	11,848,654	7,501,467
	Non-current portion (USD)	$-	$3,073,227

(1)	On December 30, 2021, Suzhou Deji entered into two credit facilities of RMB 2.1 million ($308,329) and RMB 27.7 million (approximately $4.07 million) with Jiangsu Suzhou Rural Commercial Bank for ten years to finance its working capital requirements. Suzhou Deji drew RMB1.45 million ($212,894) on March 18, 2024 with interest at 3.5%. The loan matures on March 18, 2027, and the principal is repayable in a single lump sum upon maturity. In August 2025, the borrowing rate was adjusted to 2.95%, and interest thereafter is calculated at the new rate.

(2)	On December 30, 2021, Suzhou Deji entered into two credit facilities of RMB 2.1 million ($308,329) and RMB 27.7 million (approximately $4.07 million) with Jiangsu Suzhou Rural Commercial Bank for ten years to finance its working capital requirements. Suzhou Deji drew RMB5.50 million ($ 807,529) on March 19, 2024 with interest at 3.5%. The loan matures on March 19, 2027, and the principal is repayable in a single lump sum upon maturity. In August 2025, the borrowing rate was adjusted to 2.95%, and interest thereafter is calculated at the new rate.

(3)	On December 30, 2021, Suzhou Deji entered into two credit facilities of RMB 2.1 million ( $308,329) and RMB 27.7 million (approximately $4.07 million) with Jiangsu Suzhou Rural Commercial Bank for ten years to finance its working capital requirements. Suzhou Deji drew RMB5.25 million ($770,823) on March 19, 2024 with interest at 3.5%. The loan matures on March 19, 2027, and the principal is repayable in a single lump sum upon maturity. In August 2025, the borrowing rate was adjusted to 2.95%, and interest thereafter is calculated at the new rate.

(4)	On December 30, 2021, Suzhou Deji entered into two credit facilities of RMB 2.1 million ($308,329) and RMB 27.7 million (approximately $4.07 million) with Jiangsu Suzhou Rural Commercial Bank for ten years to finance its working capital requirements. Suzhou Deji drew RMB5 million ($734,117) on March 20, 2024 with interest at 3.8%. The loan was repaid in full on July 1, 2025.

(5)	On December 30, 2021, Suzhou Deji entered into two credit facilities of RMB 2.1 million ($308,329) and RMB 27.7 million (approximately $4.07 million) with Jiangsu Suzhou Rural Commercial Bank for ten years to finance its working capital requirements. Suzhou Deji drew RMB 0.45 million ($66,071) on March 21, 2024 with interest at 3.8%. The loan matures on March 20, 2027, and the principal is repayable in a single lump sum upon maturity. In August 2025, the borrowing rate was adjusted to 2.95%, and interest thereafter is calculated at the new rate.

(6)	On December 30, 2021, Suzhou Deji entered into two credit facilities of RMB 2.1 million ($308,329) and RMB 27.7 million (approximately $4.07 million) with Jiangsu Suzhou Rural Commercial Bank for ten years to finance its working capital requirements. Suzhou Deji drew RMB 0.75 million ($110,118) on March 21, 2024 with interest at 3.8%. The loan matures on March 20, 2027, and the principal is repayable in a single lump sum upon maturity. In August 2025, the borrowing rate was adjusted to 2.95%, and interest thereafter is calculated at the new rate.

(7)	On December 30, 2021, Suzhou Deji entered into two credit facilities of RMB 2.1 million ($308,329) and RMB 27.7 million (approximately $4.07 million) with Jiangsu Suzhou Rural Commercial Bank for ten years to finance its working capital requirements. Suzhou Deji drew RMB 3.6 million ($528,565) on March 21, 2024 with interest at 3.5%. The loan matures on March 20, 2027, and the principal is repayable in a single lump sum upon maturity. In August 2025, the borrowing rate was adjusted to 2.95%, and interest thereafter is calculated at the new rate.

(8)	On December 30, 2021, Suzhou Deji entered into two credit facilities of RMB2.1 million ($308,329) and RMB27.7 million (approximately $4.07 million) with Jiangsu Suzhou Rural Commercial Bank to finance its working capital requirements. Suzhou Deji drew RMB 5 million ($734,117) on March 21, 2024 with interest at 3.5%. The loan matures on March 20, 2027, and the principal is repayable in a single lump sum upon maturity. In August 2025, the borrowing rate was adjusted to 2.95%, and interest thereafter is calculated at the new rate.

(9)	On November 11, 2025, Suzhou Deji obtained a working capital loan of RMB 4 million ($587,294) from Jiangsu Suzhou Rural Commercial Bank Co., Ltd with an interest rate of 2.8% and a maturity date of November 11, 2026. The purpose of the loan is to pay for goods, and the loan was guaranteed by Mr. Feng Huang. On October 26,2026, Suzhou Deji entered into a non-principal repayment loan renewal agreement with Jiangsu Suzhou Rural Commercial Bank Co., Ltd, and the renewed loan matures on October 20, 2027.

(10)	On November 11, 2025, Suzhou Deji obtained a working capital loan of RMB 1 million ($146,823) from Jiangsu Suzhou Rural Commercial Bank Co., Ltd with an interest rate of 2.8% and a maturity date of November 17, 2026. The purpose of the loan is to pay for goods, and the loan was guaranteed by Mr. Feng Huang. On October 26,2026, Suzhou Deji entered into a non-principal repayment loan renewal agreement with Jiangsu Suzhou Rural Commercial Bank Co., Ltd, and the renewed loan matures on October 20, 2027.

(11)	On March 3, 2025, Li Bang Kitchen Appliance obtained a working capital loan of RMB10 million ($1,468,235) from Jiangyin Rural Commercial Bank with an interest rate of 3.65% and a maturity date of March 2, 2026. The loan was guaranteed by Mr. Feng Huang and Ms. Funa Li. On February 25,2026, Li Bang Kitchen entered into a non-principal repayment loan renewal agreement with Jiangyin Rural Commercial Bank, and the renewed loan matures on February 24, 2027, with a newly interest rate of 3.5%.

(12)	On June 10, 2025, Li Bang Kitchen Appliance obtained a working capital loan of RMB2.7 million ($396,423) from China Merchants Bank Co., Ltd. with an interest rate of 4.48% and a maturity date of June 10, 2026. The loan was fully repaid August 21, 2025.

(13)	On May 29, 2025, Li Bang Kitchen Appliance obtained a working capital loan of RMB 3 million ($440,470) from Jiangsu Bank Co., Ltd., with an interest rate of 3.50% and a maturity date of May 28, 2026. The loan was collateralized by real estate, land use rights and patents. On May 14,2026, Li Bang Kitchen entered into a non-principal repayment loan renewal agreement with Jiangsu Bank Co., Ltd., and the renewed loan matures on May 27, 2027.

(14)	On June 11, 2025, Li Bang Kitchen Appliance obtained a working capital loan of RMB 1 million ($ 146,823) from Jiangsu Bank Co., Ltd., with an interest rate of 3.10% and a maturity date of June 10, 2026. The loan was collateralized by real estate, land use rights and patents. The loan was fully repaid on June 10, 2026.

(15)	On June 11, 2025, Li Bang Kitchen Appliance obtained a working capital loan of RMB 4 million ($ 587,294) from Jiangsu Bank Co., Ltd. with an interest rate of 3.10% and a maturity date of June 10, 2026. The loan was guaranteed by Mr. Feng Huang and collateralized by real estate and land use rights. The loan was fully repaid on June 10, 2026.

(16)	On November 20, 2025, Li Bang Kitchen Appliance obtained a working capital loan of RMB2.7 million ($396,423) from China Merchants Bank Co., Ltd. with an interest rate of 4.48% and a maturity date of September 28, 2026. The loan was fully repaid on September 21, 2026.

(17)	On June 10, 2026, Li Bang Kitchen Appliance obtained a working capital loan of RMB 1 million ($ 146,823) from Jiangsu Bank Co., Ltd., with an interest rate of 2.90% and a maturity date of June 9, 2027. The loan was collateralized by real estate, land use rights and patents. The principal is repayable in a single lump sum upon maturity.

(18)	On June 10, 2026, Li Bang Kitchen Appliance obtained a working capital loan of RMB 4 million ($ 587,294) from Jiangsu Bank Co., Ltd., with an interest rate of 2.90% and a maturity date of June 9, 2027. The loan was guaranteed by Mr. Feng Huang and collateralized by real estate and land use rights. The principal is repayable in a single lump sum upon maturity.

(19)	On March 3, 2025, Wuxi Libang obtained a working capital loan of RMB 10 million ($1,468,235) from Jiangyin Rural Commercial Bank with an interest rate of 3.65%, and due on March 2, 2026. The loan was guaranteed by Mr. Feng Huang and Ms. Funa Li. On February 26,2026, Wuxi Libang entered into a non-principal repayment loan renewal agreement with Jiangyin Rural Commercial Bank, and the renewed loan will mature on February 25, 2027, with a newly interest rate of 3.50%.

(20)	On May 6, 2025, Wuxi Libang obtained a working capital loan of RMB 18 million ($2,642,823) from Jiangyin Rural Commercial Bank with an interest rate of 3.65%, and due on May 5, 2026. The loan is collateralized under maximum-amount mortgage agreement with Jiangsu Rural Commercial Bank, supported by Mr. Feng Huang guarantee. On April 22,2026, Wuxi Libang entered into a non-principal repayment loan renewal agreement with Jiangyin Rural Commercial Bank, and the renewed loan will mature on April 21, 2027, with a newly interest rate of 3.50%.

(21)	On February 25, 2026, Wuxi Li Bang entered into a credit facility of RMB 5 million ($734,117) with Jiangyin Rural Commercial Bank to finance its working capital requirements, with an interest rate of 3.50% and a term of one year, Wuxi Li Bang drew down RMB 5 million ($734,117) on March 2, 2026.

NOTE 11 – OTHER PAYABLES AND OTHER CURRENT LIABILITIES

Other payables and other current liabilities consisted of the following:

	As of June 30,
	2026	2025
Payroll payable	$573,753	$813,223
Interest-free borrowing from third parties	80,100	80,100
Accrued expenses	95,116	65,589
Other	1,341	4,877
Other payables and other current liabilities	$750,310	$963,789

NOTE 12 —LEASE

On June 12, 2025, the Company entered into a lease agreement with Jiangyin Gushan Investment Co., Ltd. for a land use right to construct an intelligent kitchen manufacturing facility. The leased land is located on Fuqian East Road, Gushan Town, covering an area of 13,335 square meters and is zoned for industrial use. The lease term is from June 15, 2025 to June 15, 2028, with an annual rent of RMB 400,050 ($58,737). The Company recognized this lease as an operating lease. The Company considers the renewal or termination option that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use asset and lease liability. Lease expense for lease payment is recognized on a straight-line basis over the lease term.

The Company’s lease agreement does not contain any material residual value guarantees or material restrictive covenants.

As of June 30,
Operating lease ROU asset	$109,369

Operating lease liability - current	$54,931
Operating lease liability - non-current	56,885
Total operating lease liability	$111,816

As of June 30,
Weighted-average remaining lease term (months)	23.5

Weighted-average discount rate	3.5%

A summary of lease cost recognized in Company’s consolidated financial statements and supplemental cash flow information for operating leases is as follows for the years ended June 30, 2026:

2026
Operating lease cost	$15,074
Cash paid for operating lease	$-

A summary of maturity of operating lease liabilities under the Company’s non-cancellable operating leases as of June 30, 2026 is as follows:

Year ending June 30,
2027	$58,737
2028	58,737
Total lease payments	117,474
Less: Imputed Interest	(5,658)
Present value of operating lease liability	$111,816

NOTE 13– RELATED PARTY BALANCES AND TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Company as of June 30, 2026:

Name of related parties	Relationship with the Group
Feng Huang	Ultimate majority shareholder of the Company, CEO and Chairman of the Board

The following are related party balances which are non-interest bearing as of June 30, 2026 and 2025:

	2026	2025
Amounts due to related parties:
Feng Huang (1)	$318,981	$210,490

(1)	Primarily business expenses paid by Mr. Huang of the Company in the normal course of business, which amounts are to be reimbursed by the Company.

NOTE 14 – EQUITY

Share Consolidations and Share Capital Reorganization

On December 30, 2025, the shareholders of the Company approved one or more share consolidations of authorized and issued ordinary shares at ratios ranging from 1-for-5 to 1-for-5,000, an increase in authorized share capital from $50,000 to a maximum of $1,750,000,000, and the adoption of an amended and restated memorandum and articles of association to reflect such changes. Pursuant to such shareholder approval, the Company effected a 1-for-100 share consolidation on March 27, 2026, with every 100 issued and outstanding ordinary shares of par value of $0.0001 each consolidated into 1 issued and outstanding ordinary share of par value of $0.01 each.

On April 30, 2026, the shareholders of the Company approved resolutions to increase its share capital: (i) increase in the Company’s authorized share capital to $35,000,000, divided into 3,150,000,000 Class A Ordinary Shares of par value of $0.01 each and 350,000,000 Class B Ordinary Shares of par value of $0.01 each, and (ii) a share capital reduction, subdivision and cancellation, pursuant to which the par value of each issued and outstanding Class A Ordinary Share and Class B Ordinary Share was reduced from US$0.01 to US$0.00001. In addition, the shareholders of the Company authorized the board of directors of the Company to effect, in its sole discretion within two years following the meeting, a consolidation of the Company’s issued and unissued share capital at a ratio of 1-for-200. The 1-for-200 share consolidation became effective on August 3, 2026 (see Note 19).

Subsequent to the share capital increase and 1-for-200 share consolidation, the authorized number of Class A ordinary shares was 15,750,000 with a par value of $0.002 per share, the authorized number of Class B ordinary shares was 1,750,000 with a par value of $0.002 per share.

On September 22, 2026, the shareholders of the Company approved resolutions to increase its share capital. The authorized share capital of the Company was increased from $35,000 to $7,000,000 by increasing the number of authorized Class A ordinary shares from 15,750,000 to 3,150,000,000 and Class B ordinary shares from 1,750,000 to 350,000,000. Following the increase, the authorized share capital of the Company was $7,000,000, divided into 3,150,000,000 Class A ordinary shares and 350,000,000 Class B ordinary shares, each with a par value of $0.002.

The Company’s shareholders also approved a share capital reorganization following the share capital increase and subject to satisfaction of relevant regulatory and filing requirements, which was to reduce the par value of each Class A and Class B ordinary share from $0.002 to $0.00001, and reduce authorized share capital from $7,000,000 to $35,000, with the resulting credit transferred to a distributable reserve. As of the date of this report, the Company has completed all requisite filings in the Cayman Islands in connection with the share capital reorganization and has effectuated the par value reduction from $0.002 to $0.00001. As of the date of this annual report, the Company’s authorized share capital is $35,000 divided into 3,150,000,000 Class A ordinary shares and 350,000,000 Class B ordinary shares, each with a par value of $0.00001.

Equity Transactions

On December 22, 2025, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain investors for a private placement offering (the “Private Placement”) of an aggregate of 120,000,000 (6,000 shares post share consolidation) class A ordinary shares of the Company, par value $0.0001 ($2 post share consolidation) per share, at the subscription price of $0.25 ($5000 post share consolidation) per share. In connection with the Private Placement, the Company received RMB 210 million (approximately $29.9 million) and issued 120,000,000 (6,000 shares post share consolidation) shares of Class A ordinary shares to the investors on December 25, 2025.

On February 13, 2026, the Company entered into a Sales Agreement (the “ATM program”) with a sales agent. Pursuant to the terms of the Sales Agreement, the Company may from time to time issue and sell, through the sales agent, up to $20 million of the Company’s Class A Ordinary Shares with a par value of $0.0001 per share ($0.02 per share post share consolidation). During February 2026 and March 2026, the Company sold 166,646,300 Class A Ordinary Shares (8,333 shares post share consolidation) via an at-the-market program under the Sales Agreement and raised $9.3 million in gross proceeds. After deducting fees to the sales agent, the Company received net proceeds of approximately $7.7 million.

Non-controlling interests consisted of the following:

	June 30, 2026
	Yangzhou Bangshijie	Nanjing Bangshijie	Total
Accumulated deficit	$(3,055)	$(66,750)	$(69,805)
Accumulated other comprehensive income (loss)	37	(72)	(35)
Total non-controlling interests	$(3,018)	$(66,822)	$(69,840)

	June 30, 2025
	Yangzhou Bangshijie	Nanjing Bangshijie	Total
Accumulated deficit	$(2,999)	$(63,875)	$(66,874)
Accumulated other comprehensive income	182	3,111	3,293
Total non-controlling interests	$(2,817)	$(60,764)	$(63,581)

Yangzhou Bangshijie is a limited liability company incorporated on December 2, 2019, under the laws of China; Li Bang Kitchen Appliance holds a 90% equity interest. Nanjing Bangshijie is a limited liability company incorporated on November 25, 2019, under the laws of China; Li Bang Kitchen Appliance holds a 95% equity interest.

No capital contributions were received from non-controlling shareholders during the years ended June 30, 2026, 2025 and 2024.

NOTE 15 – OTHER INCOME, NET

Other income, net consisted of the following:

	For the Years Ended June 30,
	2026	2025	2024
Non-project installation and maintenance revenue	$44,776	$50,418	$107,476
Rental income, net (1)	119,886	124,954	131,016
Consulting service revenue	14,108	8,543	97,092
Waste sales	23,269	36,027	23,830
Government subsidies (2)	16,311	246,530	119,267
Other income	1,696	46,072	19,628
Other expense	(25,123)	(31,683)	(10,383)
Other income, net	$194,923	$480,861	$487,926

(1)

On February 10, 2021, Wuxi Li Bang leased the property at No. 179 Xizhang Road, Gushan Town to Jiangyin Shuaina Home Furniture Technology Co., Ltd. The term is six years and the rent is RMB3,750,000 ($550,588) in total. The rent is paid yearly, RMB600,000 ($88,094) for the first three years and RMB650,000 ($95,435) for the following three years.

On January 1, 2022, Wuxi Li Bang leased part of the property at No. 190 Xizhang Road, Gushan Town, Jiangyin City to Leiluo Intelligent Technology (Jiangsu) Co., Ltd. The term was three years and the rent was RMB1,800,000 ($264,282) in total, and the annual rent was RMB600,000 ($88,094). On January 1, 2025, Wuxi Li Bang and Leiluo Intelligent Technology (Jiangsu) Co., Ltd. renewed lease for an additional three-year term, from January 1, 2025 to January 1, 2027, with annual rent of RMB 480,000 ($70,475).

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

For the year ended June 30, 2026, government subsidies primarily consisted of value-added tax deduction and employment stabilization subsidies.

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

Wuxi Li Bang was approved as an HNTE in November 2016 and was re-approved in December 2019. Wuxi Li Bang is entitled to a reduced income tax rate of 15% and can benefit from the reduced income tax rate until December 2022. Li Bang Kitchen Appliance obtained the recognition of HNTE instead of Wuxi Li Bang on October 12, 2022. With the extension of the preferential rate of 15% to October 2025, Li Bang Kitchen Appliance renewed its HNTE certification for another three years in November 2025.

Loss before provision for income taxes consisted of:

	For the Years Ended June 30,
	2026	2025	2024
Outside China	$(2,381,972)	$(445,386)	$(120,000)
China	(1,430,902)	(596,442)	(1,441,607)
Loss before provision for income taxes	$(3,812,874)	$(1,041,828)	$(1,561,607)

Income tax expense (benefit) consisted of the following:

	For the Years Ended June 30,
	2026	2025	2024
Current
China	$-	$173,203	$1,834
Deferred
China	7,765	(199,452)	(189,554)
Income tax expense (benefit)	$7,765	$(26,249)	$(187,720)

The following table reconciles the statutory rate to the Company’s effective tax rate:

	2026		2025		2024
Income tax at expected tax rates	$(953,218)	25.0%	$(260,457)	25.0%	$(390,402)	25.0%
Utilization of prior year tax losses (1)	(113,803)	3.0%	-	-	-	-
Non-deductible expenses	(19,822)	0.5%	107,319	(10.3)%	107,487	(6.9)%
Effect of PRC preferential tax rate (2)	220,010	(5.8)%	(95,283)	9.2%	15,401	(1.0)%
Non-PRC entities not subject to PRC tax	595,493	(15.6)%	111,347	(10.7)%	30,000	(1.9)%
Allowance for DTA (3)	262,161	(6.9)%	98,713	(9.5)%	28,809	(1.8)%
Other	16,944	(0.4)%	12,112	(1.2)%	20,985	(1.3)%
Income tax expense and effective income tax rate	$7,765	(0.2)%	$(26,249)	2.5%	$(187,720)	12.1%

(1)	For the year ended June 30, 2026, net income generated by Wuxi Li Bang was utilized to offset its accumulated losses from prior years.

(2)

Li Bang Kitchen Appliance obtained recognition of HNTE on October 12,2022 and it is entitled to the preferential income tax rate of 15%. Effective tax rate decreased by 5.8%, increased by 9.2% and decreased by 1.0% for the years ended June 30, 2026, 2025 and 2024, respectively.

For the years ended June 30, 2026 and 2024, Li Bang Kitchen Appliance incurred losses, the preferential tax rate reduced the overall effective tax rate of the Company.

For the years ended June 30, 2025, net income generated by Li Bang Kitchen Appliance was offset by the losses of other subsidiaries of the Company, therefore the preferential tax rate of Li Bang Kitchen Appliance increased the overall effective tax rate of the Company.

(3)	The Company incurred net loss for the years ended June 30, 2026, 2025 and 2024. Since the Company may not generate sufficient future taxable income to utilize its net operating loss carryforwards, management recognized a full allowance for its deferred income tax assets (DTA), resulting in the decrease in effective tax rate in fiscal years 2026, 2025 and 2024.

Deferred tax assets

Components of deferred tax assets and liabilities were as follows:

	As of June 30,
	2026	2025
Allowance for expected credit losses	$717,407	$690,158

Taxes Payable

Taxes payable consisted of the following:

	As of June 30,
	2026	2025
VAT	$676,818	$938,643
Income taxes	2,335,197	2,238,075
Dividend withholding	92,627	88,128
Other	2,741	3,570
Total	$3,107,383	$3,268,416

Other taxes payable consists mainly of tax obligations related to city construction taxes, education funds and withholding taxes related to dividends distributed to the Company’s shareholders.

NOTE 17 – CONCENTRATION OF MAJOR CUSTOMERS AND SUPPLIERS

Major customers

Details of the customers accounting for 10% or more of the Company’s total revenues are as follows:

	For the Years Ended June 30,
	2026		2025		2024
Customer A	$2,752,442	35.9%	$-	-	$-	-
Customer B	1,246,577	16.3%	-	-	-	-
Customer C	-	-	1,660,833	15.0%	-	-
Customer D	-	-	-	-	2,956,966	27.4%
Customer E	-	-	-	-	1,105,385	10.2%
Total	$3,999,019	52.2%	$1,660,833	15.0%	$4,062,351	37.6%

Details of the customers which accounted for 10% or more of the Company’s accounts receivable are as follows:

	As of June 30,
	2026		2025
Customer F	1,335,848	10.6%	1,278,173	8.0%
Total	$1,335,848	10.6%	$1,278,173	8.0%

Major suppliers

For the years ended June 30, 2026, 2025 and 2024, no supplier accounted for more than 10% of the Company’s total purchases. As of June 30, 2026 and 2025, no supplier accounted for more than 10% of the Company’s trade accounts payable.

NOTE 18 – COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Amounts accrued, as well as the total amount of possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the consolidated financial statements. As of June 30, 2026 and 2025, the Company was not aware of any litigation or proceedings against it.

Warranties

In connection with the Company’s sales and installations, it provides warranties from 1 to 5 years for its products. The Company accepts product returns and exchange requests if the design size is not consistent with the on-site size or some small equipment specifications and models need to be changed. The Company has not experienced any material warranty claims.

NOTE 19 – SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through the date of this report.

Loans Payable and Loans Receivable

On July 6, 2026, Wuxi Libang entered into a credit facility of RMB 2.1 million ($308,329) with Shenzhen Qianhai WeBank Co., Ltd. to finance its working capital requirements, with interest of 6.99% and a term of two year. Wuxi Libang drew RMB 2.1 million ($308,329) in July 6,2026.

From September 22 to October 20, 2026, Leiluo Intelligent repaid RMB 2 million ($293,647) of the loan provided by Li Bang Kitchen Appliance (see Note 7).

From October 27 to October 29, 2026, pursuant to multi-party loan agreements (see Note 7), RED SUN repaid an aggregate of $900,000 to Li Bang International.

On October 26, 2026, Suzhou Deji entered into a non-principal repayment loan renewal agreement with Jiangsu Suzhou Rural Commercial Bank Co., Ltd., to extend the maturity of its two existing loans, totaling RMB 5,000,000 ($734,117), with the renewed loans maturing on October 20, 2027.

Equity Transactions

During July 2026, the Company sold 116,743,749 Class A ordinary shares (583,719 shares post share consolidation) under the ATM program. Gross proceeds raised amounted to approximately $8.7 million. After deducting fees to the sales agent, the Company received net proceeds of approximately $7.6 million.

On August 13, 2026, the Company entered into a Securities Purchase Agreement whereby the Company sold 73,147 Class B ordinary shares to Maple Huang Holdings Limited (an entity wholly owned and controlled by Feng Huang, ultimate majority shareholder of the Company) and 15,088 Class B ordinary shares to Funa Lee Holdings Limited (an entity wholly owned and controlled by Funa Li, a director of the Company and the spouse of Mr. Huang), at a price of $3.40 per share for an aggregate purchase price of $300,000. The shares were issued and sold on August 17, 2026.

Share Consolidation

On August 3, 2026, the Company effectuated the 1-for-200 share consolidation of its issued and unissued share capital pursuant to the shareholders’ approval on April 30, 2026, and accordingly the Company’s authorized share capital became $35,000 divided into 15,750,000 Class A ordinary shares and 1,750,000 Class B ordinary shares each with par value of $0.002.

Key Matters of the Extraordinary General Meeting

On September 22, 2026, the shareholders of the Company approved the proposals for the de-registration of the Company from the Cayman Islands pursuant to Part XII of the Companies Act and the continuation of the Company as a BVI business company under the laws of the BVI. As of the date of this annual report, the Company is in the process of completing such matter.

On September 22, 2026, the shareholders of the Company approved resolutions to increase its share capital. The authorized share capital of the Company was increased from $35,000 to $7,000,000 by increasing the number of authorized Class A ordinary shares from 15,750,000 to 3,150,000,000 and Class B ordinary shares from 1,750,000 to 350,000,000. Following the increase, the authorized share capital of the Company was $7,000,000, divided into 3,150,000,000 Class A ordinary shares and 350,000,000 Class B ordinary shares, each with a par value of $0.002.

The Company’s shareholders also approved a share capital reorganization following the share capital increase and subject to satisfaction of relevant regulatory and filing requirements, which was to reduce the par value of each Class A and Class B ordinary share from $0.002 to $0.00001, and reduce authorized share capital from $7,000,000 to $35,000, with the resulting credit transferred to a distributable reserve. As of the date of this report, the Company has completed all requisite filings in the Cayman Islands in connection with the share capital reorganization and has effectuated the par value reduction from $0.002 to $0.00001. As of the date of this annual report, the Company’s authorized share capital is $35,000 divided into 3,150,000,000 Class A ordinary shares and 350,000,000 Class B ordinary shares, each with a par value of $0.00001.

Equity Investments

On July 7, 2026, Li Bang Intelligent Technology and three natural persons jointly established Shengwosi Cleaning Technology (Wuxi) Co., Ltd. (“Shengwosi”), in which Li Bang Intelligent Technology holds a 79% equity interest.

On October 19, 2026, Li Bang Intelligent Technology acquired a 51% equity interest in Jiangsu Aike Robot Technology Co., Ltd. (“Aike Robot”) for nil consideration, becoming its controlling shareholder. Both Shengwosi and Aike Robot are engaged in the research, development and production of kitchen equipment.

On November 3, 2026, Li Bang Intelligent Technology entered into a share purchase agreement with Jiangsu Xinsheng Synthetic Materials Co., Ltd. (“Jiangsu Xinsheng”) and its two individual shareholders of Jiangsu Xinsheng (the “Sellers”). Pursuant to the agreement, Li Bang Intelligent Technology agreed to acquire a 50.1% controlling equity interest in Jiangsu Xinsheng for an aggregate purchase price consisting of 2,000,000 Class A ordinary shares of the Company and $23,000,000 in cash, to be paid in three instalments. Jiangsu Xinsheng is a supplier of innovative and high-performance chemical raw materials and provides professional technical support services for such applications.

The equity investments in Shengwosi, Aike Robot and Jiangsu Xinsheng are part of the Company’s strategic development plan to enhance its ability to grow its core business.

NOTE 20 – PARENT COMPANY INFORMATION

Pursuant to the requirements of Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X, the financial information of the parent company shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with such requirement and concluded that it was applicable to the Company as the restricted net assets of the Company’s PRC Subsidiary exceeded 25% of the consolidated net assets of the Company. Therefore, the financial statements for the parent company are included herein.

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

The financial information of the parent company was prepared using the same accounting policies as set out in the Company’s audited consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries. Such investment is presented on the balance sheets as “Investment in subsidiaries” and the respective loss as “Equity in loss of subsidiaries” on the statements of loss.

These statements should be read in conjunction with the notes to the consolidated financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been or omitted.

As of June 30, 2026 and 2025, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

LI BANG INTERNATIONAL CORPORATION INC.

PARENT COMPANY BALANCE SHEETS

	As of June 30,
	2026	2025
ASSETS
Current assets:
Cash	$82,266	$595
Loans receivable	900,000	1,000,000
Due from WFOE	30,000,000	-
Advance to a vendor	2,000,000	-
Prepaid expenses and other current assets	358,684	150,503
Total current assets	33,340,950	1,151,098
Non-current assets:
Non-current loans receivable, net	5,459,850	3,515,050
Investment in subsidiaries	4,738,296	3,716,927
Total non-current assets	10,198,146	7,231,977

Total assets	$43,539,096	$8,383,075

LIABILITIES AND EQUITY
Current Liabilities
Amounts due to related parties, current	$401,250	-
Other payables and other current liabilities	348,850	$505,100
Total current liabilities	750,100	505,100

Total liabilities	750,100	505,100

COMMITMENTS AND CONTINGENCIES	-	-

SHAREHOLDER’S EQUITY
Ordinary shares (par value $2 per share, 25,000 shares authorized, 937 shares issued and outstanding as of June 30, 2025) *	-	1,875
Class A Ordinary Shares (par value $0.002 per share, 15,750,000 shares authorized, 14,499 shares issued and outstanding as of June 30, 2026) *	29	-
Class B Ordinary Shares (par value $0.002 per share, 1,750,000 shares authorized, 773 shares issued and outstanding as of June 30, 2026) *	2	-
Subscription receivables	(1,699)	(1,699)
Additional paid-in capital	44,555,665	6,831,401
Statutory reserves	800,096	800,096
(Accumulated deficit) retained earnings	(3,292,302)	525,406
Accumulated other comprehensive loss (gain)	727,205	(279,104)
Total equity	42,788,996	7,877,975

Total liabilities and equity	$43,539,096	$8,383,075

*	The shares data are presented on a retroactive basis to reflect the 1-for-100 share consolidation effective March 27, 2026, and the 1-for-200 share consolidation effective August 3, 2026. (Notes 14 and 19).

LI BANG INTERNATIONAL CORPORATION INC.

PARENT COMPANY STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

	For the Years Ended June 30,
	2026	2025	2024
Equity in loss of subsidiaries	$(1,435,940)	$(568,398)	$(1,251,141)

Operating expenses:
General and administrative	(1,257,962)	(594,929)	(120,000)
Provision for expected credit losses	(1,315,200)	-	-
Total operating expenses	(2,573,162)	(594,929)	(120,000)

Other income:
Interest income, net	193,034	150,502	-
Other expense, net	(1,640)	(750)	-
Total other income, net	191,394	149,752	-

Net loss	(3,817,708)	(1,013,575)	(1,371,141)
Foreign currency translation adjustment	1,006,309	(20,197)	80,656
Comprehensive loss	$(2,811,399)	$(1,033,772)	$(1,290,485)

LI BANG INTERNATIONAL CORPORATION INC.

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Years Ended June 30,
	2026	2025	2024
Cash flows from operating activities:
Net loss	$(3,817,708)	$(1,013,575)	$(1,371,141)
Adjustments to reconcile net loss to net cash used in operating activities:
Equity in loss of subsidiaries	1,435,940	568,398	1,251,141
Provision for expected credit losses	1,315,200	-	-
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(208,181)	(150,502)	-
Amount due to intercompany	65,000	-	-
Other payables and other current liabilities	180,000	32,750	120,000
Net cash used in operating activities	(1,029,749)	(562,929)	-

Cash flows from investing activities:
Loans to third parties	(4,160,000)	(4,515,050)	-
Proceeds from repayment of loans receivable from third parties	1,000,000	-	-
Investment in subsidiaries	(1,451,000)	(202,000)	-
Advance to investment consultant	(2,000,000)	-	-
Net cash used in investing activities	(6,611,000)	(4,717,050)	-

Cash flows from financing activities:
Payment of offering costs	-	(88,199)	-
Net proceeds from initial public offering	-	5,368,773	-
Net proceeds from issuance of ordinary shares via ATM program	7,722,420	-	-
Net cash provided by financing activities	7,722,420	5,280,574	-

Net increase in cash	81,671	595	-
Cash at the beginning of the year	595	-	-
Cash at the end of the year	$82,266	$595	$-

Non-cash transactions:
Reclassification of deferred offering cost	$-	$80,000	$-

